As filed with the Securities and Exchange Commission on September 20, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OSI PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2835	13-3159796
(State or other jurisdiction of incorporation organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
58 South Service Road, Suite 110 Melville, New York 11747, (631) 962-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael G. Atieh
Executive Vice President and Chief Financial Officer
OSI Pharmaceuticals, Inc.
58 South Service Road, Suite 110, Melville, New York 11747, (631) 962-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:

Spencer W. Franck, Jr., Esquire Saul Ewing LLP 1200 Liberty Ridge Drive, Suite 200 Wayne, Pennsylvania 19087-5055 (610) 251-5082	David E. Redlick, Esquire Hal J. Leibowitz, Esquire Stuart R. Nayman, Esquire Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective time of this Registration Statement and the satisfaction of all other conditions under the Agreement and Plan of Merger among OSI Pharmaceuticals, Inc., Merger EP Corporation and Eyetech Pharmaceuticals, Inc., which is attached as Annex A to the proxy statement/ prospectus forming a part of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Offering	Proposed Maximum	Amount of
Title of Each Class of	Amount	Price per Share	Aggregate	Registration
Securities to be Registered	to be Registered	of Common Stock	Offering Price	Fee

OSI Pharmaceuticals, Inc. common stock, par value $0.01 per share	6,155,806(1)	N/A	$163,987,661.64(2)	$19,302(3)

(1)	Represents the estimated maximum number of shares of common stock of the Registrant to be issued in connection with the merger of Eyetech Pharmaceuticals, Inc. with a wholly-owned subsidiary of the Registrant. 6,155,806 shares are based upon an exchange ratio of 0.12275 of a share of the Registrant’s common stock for each share of Eyetech common stock and assumes (a) 45,206,517 shares of Eyetech common stock outstanding on September 16, 2005 and (b) 4,942,615 shares of Eyetech common stock that may be issued between September 16, 2005 and the closing of the merger, assuming the exercise of all outstanding options (whether or not exercisable) and issuance of shares under Eyetech’s Employee Stock Purchase Plan.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, as amended, and based upon $18.27, the average of the high and low sales prices of Eyetech common stock as reported on the Nasdaq National Market on September 16, 2005 and computed based upon the estimated maximum number of shares that may be exchanged for the OSI common stock being registered, including shares issuable upon exercise of outstanding options and shares issuable under Eyetech’s Employee Stock Purchase Plan, less the amount of cash paid by OSI in exchange for shares of Eyetech common stock.

(3)	Represents the Proposed Maximum Aggregate Offering Price multiplied by $.00011770.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/ prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2005

PROXY STATEMENT FOR	PROSPECTUS OF
A SPECIAL MEETING OF	OSI PHARMACEUTICALS, INC.
STOCKHOLDERS OF	UP TO 6,155,806 SHARES OF
EYETECH PHARMACEUTICALS, INC.	COMMON STOCK
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Stockholder:
      You are cordially invited to attend the special meeting of stockholders of Eyetech Pharmaceuticals, Inc. to be held on                    , 2005, at     :     a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP located at 399 Park Avenue, 31st Floor, New York, New York 10022.
      At the special meeting, Eyetech Pharmaceuticals, Inc. will ask you to vote on the merger of Eyetech with a wholly-owned subsidiary of OSI Pharmaceuticals, Inc. If the merger is completed, for each share of Eyetech common stock that you own on the closing date, you will be entitled to receive $15.00 in cash and 0.12275 shares of OSI common stock. Each outstanding option to purchase shares of Eyetech common stock, other than options granted under Eyetech’s 2001 Stock Plan, will accelerate in full and be immediately vested and exercisable prior to the closing date. Any of these options that remain unexercised as of the effective time of the merger will be terminated or cancelled in accordance with their terms. Each outstanding option granted under Eyetech’s 2001 Stock Plan will be assumed by OSI at the effective time and will become an option to purchase shares of OSI common stock. The number of shares of OSI common stock subject to each assumed option will be determined by multiplying the number of shares of Eyetech common stock that were subject to each option prior to the effective time of the merger by a conversion ratio of 0.491, and rounding that result down to the nearest whole number of shares of OSI common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Eyetech common stock subject to each option as in effect immediately prior to the effective time by the conversion ratio of 0.491 and rounding that result up to the nearest whole cent. Each outstanding right to purchase shares of Eyetech common stock under its 2003 Employee Stock Purchase Plan will automatically be exercised prior to the closing date of the merger and each share purchased through such exercise will automatically be converted on the closing date into $15.00 in cash and 0.12275 shares of OSI common stock. You will receive cash for any fractional shares of OSI common stock that you would be entitled to receive in the merger.
      OSI’s common stock is listed on the Nasdaq National Market under the trading symbol “OSIP,” and on September 16, 2005 its closing price was $31.23 per share.
      The Eyetech board of directors has reviewed and considered the terms and conditions of the proposed merger. Based on its review, the Eyetech board of directors has unanimously approved the merger and the Agreement and Plan of Merger, dated August 21, 2005, among OSI, Merger EP Corporation, a wholly-owned subsidiary of OSI, and Eyetech and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Eyetech and its stockholders. Accordingly, the Eyetech board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.
      Your vote is important. Eyetech cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of Eyetech common stock outstanding and entitled to vote at the special meeting. Failure to submit a signed proxy or vote in person at the special meeting will have the same effect as a vote against the adoption of the merger agreement. Only stockholders who owned shares of Eyetech common stock at the close of business on the record date of                    , 2005 will be entitled to vote at the special meeting.
      Please complete, sign, date and return your proxy. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with the voting instruction form furnished by your broker.
      The accompanying proxy statement/ prospectus explains the merger and merger agreement and provides specific information concerning the special meeting. Please review this document carefully. You should consider the matters discussed under “Risk Factors” beginning on page 15 of this proxy statement/ prospectus before voting.

Sincerely yours,

Henry Simon
Eyetech Pharmaceuticals, Inc.
Chairman of the Board
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS OR THE OSI COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      This proxy statement/ prospectus is dated                   , 2005 and is first being mailed to stockholders of Eyetech on or about                    , 2005.

3 Times Square, 12th Floor
New York, New York 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held                         , 2005

To the Stockholders of Eyetech Pharmaceuticals, Inc.:
      A special meeting of stockholders of Eyetech Pharmaceuticals, Inc. will be held on               , 2005, at     :     a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 399 Park Avenue, 31st Floor, New York, New York 10022, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated August 21, 2005, among OSI Pharmaceuticals, Inc., Merger EP Corporation, a wholly-owned subsidiary of OSI, and Eyetech, a copy of which is attached as Annex A to the accompanying proxy statement/ prospectus.

2. If necessary, to approve a proposal to adjourn the special meeting to solicit additional proxies in favor of the adoption of the merger agreement.

3. To transact such other business as may properly be brought before the special meeting and any adjournments thereof.
      Only stockholders who owned shares of Eyetech common stock at the close of business on                    , 2005, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement of the meeting.
      The Eyetech board of directors has reviewed and considered the terms and conditions of the proposed merger. Based on its review, the Eyetech board of directors has unanimously approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Eyetech and its stockholders. Accordingly, the Eyetech board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.
      Eyetech cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of Eyetech common stock outstanding and entitled to vote at the special meeting. The accompanying proxy statement/ prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention.
      Under the Delaware General Corporation Law, holders of Eyetech’s common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the procedures under the Delaware General Corporation Law explained in the accompanying proxy statement/ prospectus. See “The Merger and the Merger Agreement — Appraisal Rights” beginning on page 79 of the accompanying proxy statement/prospectus.
      Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time prior to its exercise in the manner described in the accompanying proxy statement/ prospectus. Any stockholder present at the special meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the merger agreement to be considered at the special meeting. Executed proxies with no instructions indicated thereon will be voted “FOR” the adoption of the merger agreement.
      Please do not send any stock certificates at this time. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

By order of the Board of Directors,

Henry Simon
Chairman of the Board
                   , 2005
New York, New York

REFERENCES TO ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about OSI and Eyetech from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain these documents, which are incorporated by reference in this proxy statement/ prospectus, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

OSI PHARMACEUTICALS, INC.	EYETECH PHARMACEUTICALS, INC.
INVESTOR AND PUBLIC RELATIONS	INVESTOR RELATIONS DEPARTMENT
58 SOUTH SERVICE ROAD, SUITE 110	3 TIMES SQUARE, 12TH FLOOR
MELVILLE, NY 11747	NEW YORK, NY 10036
(631) 962-2000	(212) 824-3100
      IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [INSERT DATE NO LATER THAN 5 BUSINESS DAYS PRIOR TO MEETING] IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.
      See “Where You Can Find More Information” on page 112.

NOTE REGARDING TRADEMARKS
      OSI Pharmaceuticals, Inc. owns the trademark, Tarceva® (erlotinib).
      OSI Pharmaceuticals, Inc. owns rights to use the following trademarks, Novantrone® (mitoxantrone for injection concentrate) and Gelclair® Bioadherent Oral Gel.
      Eyetech Pharmaceuticals, Inc. owns the trademark, Macugen® (pegatanib sodium injection).

ANNEXES

AGREEMENT AND PLAN OF MERGER	ANNEX A
OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	ANNEX B
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	ANNEX C

QUESTIONS & ANSWERS ABOUT THE MERGER
      Throughout this proxy statement/ prospectus, references to “we,” “our” and “us” mean OSI and Eyetech, collectively.

Q:	Who is soliciting my proxy?

A:	This proxy is being solicited by Eyetech’s board of directors.

Q:	What will I receive in the merger?

A:	If the merger is completed, for each share of Eyetech common stock you hold as of the closing date of the merger, you will be entitled to receive $15.00 in cash and 0.12275 of a share of OSI common stock.

Q:	What will happen to my stock options?

A:	Eyetech has granted options to purchase shares of its common stock under its 2003 Stock Incentive Plan and its 2001 Stock Plan. Eyetech has also granted options outside of its plans. Each outstanding option granted under the 2003 Stock Incentive Plan or granted outside of a plan that is unvested prior to the effective time of the merger will accelerate in full and be immediately vested and exercisable. Any of these options that are not exercised prior to the effective time of the merger will be terminated or cancelled in accordance with their terms. Each outstanding option that was granted under the 2001 Stock Plan which is not exercised prior to the effective time of the merger will be assumed by OSI at the effective time of the merger and will become an option to purchase shares of OSI common stock on the same terms and conditions as were applicable to the option immediately prior to the effective time. The options will thereafter be exercisable for the number of shares of OSI common stock equal to the product of 0.491 multiplied by the number of shares of Eyetech common stock for which the option was exercisable, with that result rounded down to the nearest whole number of shares. The exercise price will be equal to the previous exercise price divided by 0.491, with that result rounded up to the nearest whole cent.

Q:	Where will my shares of OSI common stock be listed?

A:	The OSI common stock received by the Eyetech stockholders in the merger will be listed on the Nasdaq National Market under the trading symbol “OSIP.”

Q:	Does the board of directors of Eyetech recommend adoption of the merger agreement?

A:	Yes. Eyetech’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement. For a more complete description of the recommendation of Eyetech’s board of directors, see the sections entitled “Background and Reasons for the Merger — The Eyetech Board of Directors’ Reasons for the Merger” beginning on page 48 and “Proposals for Eyetech’s Special Meeting — Proposal 1: Adoption of the Merger Agreement” beginning on page 110.

Q:	When do you expect the merger to be completed?

A:	OSI and Eyetech are working toward completing the merger as quickly as possible. If the merger agreement is adopted by the Eyetech stockholders, we expect to complete the merger by the end of 2005. However, neither OSI nor Eyetech can predict the exact timing of the completion of the merger.

Q:	How many shares of OSI common stock will be issued to Eyetech stockholders at the effective time of the merger?

A:	It is estimated that OSI will issue up to 6,155,806 shares of its common stock to stockholders of Eyetech in the merger, based on the number of shares of Eyetech’s common stock outstanding and assuming the exercise of all options, including out-of-the-money options, outstanding on September 16, 2005 and the issuance of all shares under Eyetech’s Employee Stock Purchase Plan.

Q:	What percentage of OSI common stock will this represent?

A:	These shares will represent approximately 10.7% of the outstanding OSI common stock after the merger. OSI common stock held by its stockholders before the merger will represent approximately 89.3% of the outstanding OSI common stock after the merger.

Q:	Will the merger be a taxable transaction to me?

A:	Yes. You will recognize gain or loss equal to the difference between (1) the sum of the cash consideration (including any cash received in lieu of fractional shares) and the fair market value of the OSI common shares received in the merger and (2) your adjusted tax basis in the shares of Eyetech common stock surrendered in the merger. Any gain or loss that you recognize in connection with the merger will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the merger, your holding period in your Eyetech common stock is greater than one year.

Q:	What stockholder approval is required?

A:	Eyetech cannot consummate the merger unless the merger agreement is adopted by the affirmative vote of a majority of its shares of common stock outstanding and entitled to vote at the special meeting. OSI stockholder approval is not required to adopt the merger agreement.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this proxy statement/ prospectus. Then, please complete, sign and date your proxy and return it as soon as possible so that your shares may be represented and voted at the special meeting. If you sign and send in your proxy, your shares will be voted as you indicate in your proxy. If you sign and send in your proxy but do not indicate how you want to vote, Eyetech will count your proxy as a vote “FOR” the adoption of the merger agreement. IF YOU ABSTAIN FROM VOTING OR DO NOT VOTE BY NOT RETURNING YOUR PROXY CARD, IT WILL HAVE THE EFFECT OF A VOTE “AGAINST” ADOPTION OF THE MERGER AGREEMENT.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy dated after the date of your original proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to Eyetech at 3 Times Square, 12th Floor, New York, New York 10036, Attention: Legal Department. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must also vote at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote in accordance with the voting instruction form furnished by your broker. WITHOUT YOUR INSTRUCTIONS, YOUR BROKER WILL NOT VOTE YOUR SHARES, WHICH WILL HAVE THE EFFECT OF A VOTE “AGAINST” THE ADOPTION OF THE MERGER AGREEMENT.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under the Delaware General Corporation Law, holders of Eyetech’s common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the procedures under the Delaware General Corporation Law explained in this proxy statement/ prospectus. For more information about appraisal rights, see “The Merger and the Merger Agreement — Appraisal Rights” beginning on page 79 and the provisions of Section 262 of the Delaware General Corporation Law attached to this proxy statement/ prospectus as Annex C.

Q:	Should I send in my Eyetech stock certificates now?

A:	No. After the merger is completed, you will receive written instructions for exchanging your stock certificates. Please do not send in your stock certificates with your proxy.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger, please contact Eyetech at:

Eyetech Pharmaceuticals, Inc. 3 Times Square, 12th Floor New York, New York 10036 Attention: Investor Relations (212) 824-3100

or Eyetech’s proxy solicitor at:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (call collect) (800) 322-2885 (toll-free) E-mail: proxy@mackenziepartners.com

v

SUMMARY
      This summary highlights what we believe to be the most important information about the merger. To more fully understand the transaction, you should read this entire proxy statement/ prospectus, including the materials attached as annexes, as well as the other documents that we have incorporated by reference in this proxy statement/ prospectus and to which we refer you. See “Where You Can Find More Information” on page 112. The page references in parentheses below will direct you to a more detailed description of each topic presented in this summary.
The Companies
OSI (see page 84)
      OSI is a biotechnology company committed to discovering, developing and commercializing high-quality and novel pharmaceutical products that extend life or improve the quality of life for cancer and diabetes patients worldwide.
      The executive offices of OSI, a Delaware corporation, are located at 58 South Service Road, Suite 110, Melville, NY 11747, and its telephone number at these offices is (631) 962-2000.
Eyetech (see page 85)
      Eyetech is a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye.
      The executive offices of Eyetech, a Delaware corporation, are located at 3 Times Square, 12th Floor, New York, New York 10036, and its telephone number at these offices is (212) 824-3100.
The Merger and the Merger Agreement
Summary of the transaction (see page 66)
      In the merger, Merger EP, a specially formed, wholly-owned Delaware subsidiary of OSI, will be merged with and into Eyetech. Eyetech will continue as the surviving corporation and a wholly-owned subsidiary of OSI.
      The merger will occur following adoption of the merger agreement by the Eyetech stockholders and satisfaction or waiver of the other conditions set forth in the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/ prospectus and it is incorporated by reference in this proxy statement/ prospectus. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.
What the holders of Eyetech common stock will receive in the merger (see page 66)
      In the merger, Eyetech common stockholders will receive cash and OSI common stock. When OSI and Eyetech complete the merger, each outstanding share of Eyetech common stock will convert into the right to receive $15.00 in cash and 0.12275 of a share of OSI common stock. OSI will not issue any fractional shares of OSI common stock in the merger. Instead, Eyetech stockholders will receive cash for fractional shares.
Risk factors (see page 15)
      See “Risk Factors” beginning on page 15 for a discussion of factors you should carefully consider before deciding how to vote your shares of Eyetech common stock at the special meeting.

Material federal income tax consequences (see page 68)
      The merger will be treated for United States federal income tax purposes as a taxable sale by you of the shares of Eyetech common stock that you surrender in the merger. You will recognize gain or loss equal to the difference between (1) the sum of the cash consideration (including any cash received in lieu of fractional shares) and the fair market value of the OSI common shares received in the merger and (2) your adjusted tax basis in the shares of Eyetech common stock surrendered in the merger. Any gain or loss that you recognize in connection with the merger will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the merger, your holding period in your Eyetech common stock is greater than one year. For non-corporate stockholders, long-term capital gain generally is subject to tax at preferential rates. There are limitations on the deductibility of capital losses. OSI, Merger EP and Eyetech will not recognize gain or loss for U.S. federal income tax purposes by reason of the merger.
      BECAUSE THE TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON EACH EYETECH STOCKHOLDER’S PARTICULAR CIRCUMSTANCES, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.
Appraisal rights (see page 79)
      Under the Delaware General Corporation Law, holders of Eyetech’s common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the procedures under the Delaware General Corporation Law explained in this proxy statement/ prospectus. For more information about appraisal rights, see the provisions of Section 262 of the Delaware General Corporation Law attached to this proxy statement/ prospectus as Annex C.
The Eyetech board of directors’ reasons for the merger (see page 48)
      In reaching its decision to approve the merger agreement and the merger, the Eyetech board of directors considered, among other things:

•	the value of the consideration to be received by Eyetech’s stockholders pursuant to the merger agreement, as well as the fact that 75% of the consideration is in cash;

•	the premium to be received by Eyetech’s stockholders over the closing price of Eyetech’s common stock on the trading day prior to announcement of the merger and the average closing price of Eyetech’s common stock for the 20-day trading average prior to announcement of the merger;

•	the view of Eyetech’s board of directors as to the potential for other third parties to acquire Eyetech on a timely basis;

•	the financial presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and its opinion delivered on August 21, 2005, which is attached as Annex B to this proxy statement/ prospectus, that the consideration to be received by the holders of Eyetech’s common stock pursuant to the merger, taken as a whole, was fair, from a financial point of view, to those holders;

•	the historical and current information concerning Eyetech’s business and the risks to Eyetech of remaining an independent company, including the competitive threat to Eyetech’s product, Macugen, presented by Genentech, Inc.’s product candidate, Lucentistm (ranibizumab);

•	the results of Eyetech’s due diligence review of OSI’s technologies, business, finances and operations; and

•	the absence of any financing contingencies as a condition to OSI’s obligations to consummate the merger.
Opinion of Eyetech’s financial advisor (see page 50)
      In connection with the merger, the Eyetech board of directors received a written opinion of Merrill Lynch, Eyetech’s financial advisor, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Eyetech common stock. The full text of the Merrill Lynch opinion, dated August 21, 2005, is attached to this proxy statement/ prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken. Merrill Lynch’s opinion is addressed to the Eyetech board of directors and relates only to the fairness of the merger consideration from a financial point of view. The opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how any stockholder should vote or act with respect to any matters relating to the merger.
The OSI board of directors’ reasons for the merger (see page 58)
      In reaching its decision to approve the merger agreement and the merger, OSI’s board of directors evaluated, among other things:

•	the presumed financial strengths of the combined company and the strategic implications thereof in terms of OSI’s goal of building a scientifically diversified and financially strong biopharmaceutical company with sustainable growth prospects;

•	the establishment of a strong revenue base with the prospect for solid future growth in both the revenues and earnings of the combined company, the prospects for significant financial synergies arising from the merger, and the acceleration of OSI’s profitability;

•	the established market position and safety profile of Macugen and the prospect for significant near and long-term revenue from sales of Macugen in both neovascular age-related macular degeneration, or neovascular AMD, and potential additional indications such as diabetic macular edema, or DME, and combination use with Visudyne/photodynamic therapy, or PDT, in predominantly classic AMD patients even with the potential competitive threat of Genentech’s product candidate, Lucentistm;

•	the scientific data, some of which remains proprietary to Eyetech, suggesting that the efficacy of Macugen may be underappreciated in earlier stage wet AMD patients and that its outstanding safety profile could be an advantage over competitive products;

•	the potential for long-term research synergies arising from shared expertise in angiogenesis and vascular biology, the application of aptamer technology in oncology and OSI’s small molecule drug discovery platform in eye disease;

•	the prospects for a smooth and cost-effective integration of Eyetech into OSI as a third business unit given the advantages of geography, an experienced management team and the fact that OSI has already established a governance structure appropriate for the management of multiple therapeutic area business teams;

•	the multiple valuation scenarios for Eyetech based on financial models that included key assumptions on the penetration of Macugen in the neovascular AMD market and the potential for revenue from Macugen gaining approval for DME and retinal vein occlusion, or RVO. These valuation scenarios (i) included assumptions as low as a 7% new patient share (the downside scenario) and as high as a 25% new patient share, for Macugen in 2010 for neovascular AMD and (ii) discounted, on a risk-adjusted basis, the revenue associated with indications beyond neovascular AMD, which resulted in a range of valuations, using standard discounted cash flow techniques which, even at the end of the range believed to be most conservative, supported the merger consideration when synergies appropriate to the downside scenario were factored in;

•	the valuation of the consideration to be paid for Eyetech, taking into account the current balance sheet cash of Eyetech (approximately $263 million, including marketable securities, as of June 30, 2005), a valuation of prospective revenue flows from Macugen and a determination of value ascribed to the research and development assets of Eyetech; and

•	the appropriate split between cash and OSI common stock as consideration, taking into account concerns about dilution to existing OSI stockholders and the board’s view that OSI’s stock was undervalued, and the anticipated positive cash flows of the combined company allowing for the replenishment of balance sheet cash used in the transaction within approximately three to four years following the closing of the merger.
Conditions to completion of the merger (see page 76)
      The following conditions, among others, must be satisfied before completing the merger:

•	the adoption of the merger agreement at the Eyetech special stockholder meeting by the affirmative vote of a majority of the shares of Eyetech common stock outstanding and entitled to vote thereon;

•	the authorization for listing on the Nasdaq National Market of the shares of OSI common stock to be issued in connection with the merger;

•	the absence of any law, order or injunction contemplated by the merger agreement;

•	the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act;

•	the exercise of appraisal rights by holders of not more than 20% of the outstanding voting shares of Eyetech common stock;

•	the declaration of the effectiveness of OSI’s registration statement on Form S-4, of which this proxy statement/ prospectus forms a part, with no stop order initiated, pending or threatened by the U.S. Securities and Exchange Commission, or SEC; and

•	the non-existence as of the closing date of the merger of any event or condition, including manufacturer or supplier shut-downs (whether due to adverse weather, fire or other loss or the requirements of applicable governmental authorities), the mutual breach of a manufacturer’s or supplier’s obligations under its agreement by Eyetech and the actual breach of a manufacturing agreement or supply agreement by Eyetech, affecting Eyetech’s inventories of Macugen or its active pharmaceutical ingredient, or API, or its ability to manufacture additional amounts of Macugen or its API that would reasonably be expected to have a catastrophic effect on Eyetech’s ability to supply Macugen to distributors or customers over the one-year period following the date of the merger (based on the demand for Macugen that was reasonably anticipated as of August 21, 2005).
“No Solicitation” provisions in the merger agreement (see page 73)
      The merger agreement contains detailed provisions prohibiting Eyetech from seeking a Competing Proposal (as defined in the merger agreement). In the event of a violation of this covenant by Eyetech, a termination fee may be payable to OSI as described below.
Termination of the merger agreement (see page 77)
      OSI and Eyetech can mutually terminate the merger agreement without completing the merger. Either OSI or Eyetech may terminate the merger agreement if the merger is not completed by March 21, 2006, and under other circumstances, including failure of Eyetech’s stockholders to adopt the merger agreement.
Termination fees and expenses (see page 78)
      Eyetech has agreed to pay OSI $31 million plus up to $3.5 million of expense reimbursement if the merger agreement is terminated in any of the following circumstances:

•	OSI or Eyetech terminates the merger agreement because

•	the merger has not been consummated by March 21, 2006,

•	the merger agreement is not adopted by a majority vote of Eyetech’s stockholders or

•	Eyetech materially breaches the merger agreement, and

in each case Eyetech consummates a Competing Proposal (as defined below), with respect to 50% or more of Eyetech’s equity or assets, within 12 months after the termination of the merger agreement and such Competing Proposal was publicly announced after the date of the merger agreement, where the Competing Proposal was not withdrawn or abandoned before the Eyetech stockholders meeting convened for the purpose of approving the merger agreement.

•	The merger agreement is terminated because the Eyetech board of directors

•	withdraws or modifies its recommendation of the merger in a manner adverse to OSI;

•	fails to reaffirm its recommendation of the merger within eight business days after OSI requests that it do so while a Competing Proposal has been proposed;

•	recommends to the Eyetech stockholders that they approve or accept a Competing Proposal; or

•	fails to recommend against a tender or exchange offer within 10 days of commencement of such an offer.
      Eyetech has agreed to pay OSI up to $3.5 million of expense reimbursement if the merger agreement is terminated by OSI because of a material breach of the merger agreement by Eyetech.
      Eyetech has agreed to pay OSI up to $1.75 million of expense reimbursement if the merger agreement is terminated by OSI because holders of more than 20% of Eyetech’s voting shares have exercised appraisal rights.
      OSI has agreed to pay Eyetech up to $3.5 million of expense reimbursement if the merger agreement is terminated by Eyetech because of a material breach of the merger agreement by OSI or Merger EP.
The Special Meeting
Date and purpose (see page 40)
      Eyetech will hold the special meeting at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 399 Park Avenue, 31st Floor, New York, New York 10022, at      :      a.m., local time, on                     , 2005. The purpose of the special meeting is to consider and vote upon the proposal to adopt the merger agreement and, if necessary, to approve a proposal to adjourn the special meeting to solicit additional proxies in favor of the adoption of the merger agreement.
Record date; voting rights (see page 40)
      If you owned shares of Eyetech common stock as of the close of business on                     , 2005, the record date for the special meeting, you may vote those shares on the adoption of the merger agreement.
      On the record date, there were                      shares of Eyetech common stock outstanding. At the meeting, Eyetech stockholders will have one vote for each share of common stock owned on the record date.
Quorum; required votes (see page 40)
      A quorum of Eyetech’s stockholders is necessary to have a valid stockholders’ meeting. The required quorum for the transaction of business at the special meeting is the presence (in person or by proxy) of the holders of a majority of the shares of Eyetech’s common stock issued and outstanding as of the record date and entitled to vote at the meeting. The adoption of the merger agreement requires the affirmative vote of holders of a majority of the shares of Eyetech common stock outstanding on the record date and entitled to vote at the special meeting. The failure by the holder of any such shares to submit a proxy or to vote in person at the special meeting, including abstentions and broker non-votes, will have the same effect as a vote against the adoption of the merger agreement. The approval of a proposal to adjourn the special meeting would require the affirmative vote of the holders of a majority of the shares of Eyetech common stock present in person or by proxy and entitled to vote at the special meeting. A stockholder’s failure to vote his, her or its proxy or to vote in person will have no effect on the approval of the adjournment proposal. An abstention, however, will have the same effect as a vote against adjournment of the special meeting. Broker non-votes will have no effect on any proposal to adjourn the special meeting.
Voting agreements (see page 41)
      At OSI’s request, Dr. David Guyer, Eyetech’s Chief Executive Officer, and J.P. Morgan Partners (BHCA), L.P., or JPMP, have each entered into a voting agreement with OSI. These voting agreements are substantially in the form of the voting agreement included as Exhibit A to the merger agreement that is attached as Annex A to this proxy statement/prospectus. Pursuant to the terms of these voting agreements, these stockholders have agreed to vote their shares in favor of the adoption of the merger agreement and against any Competing Proposal to acquire Eyetech. The stockholders signing these voting agreements together represent approximately  % of Eyetech’s common stock as of the record date for the special meeting.
Recommendation of Eyetech’s board of directors (see page 40)
      THE EYETECH BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF EYETECH AND ITS STOCKHOLDERS. ACCORDINGLY, THE EYETECH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.
Other Selected Information
Interests of Eyetech directors and executive officers in the merger (see page 60)
      The executive officers and directors of Eyetech have interests in the merger that are different from, or in addition to, those of Eyetech’s stockholders generally. The Eyetech and OSI boards of directors were aware of these potential conflicts of interest and considered them in approving the merger agreement and the merger. Certain of Eyetech’s executive officers and members of senior management entered into letter agreements setting forth the terms and conditions pursuant to which they will continue their employment with OSI following the merger. These letter agreements entitle these individuals to receive base salary, stock option grants, retention bonuses and severance benefits upon their termination in certain instances following the consummation of the merger. In addition, in connection with the execution of the merger agreement, the Eyetech board of directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, which may include executive officers, and the amounts they may receive, will be determined by the Eyetech board of directors prior to the effective time of the merger based on the recommendation of its compensation committee. In addition, Eyetech’s executive officers, and one of its directors who is not also an executive officer, have employment agreements that provide for severance benefits in the event of termination of employment in specified circumstances following the merger. Furthermore, Eyetech’s executive officers and directors hold certain shares of restricted stock and stock options that will vest upon completion of the merger.
Treatment of stock options and restricted stock awards (see page 67)
      Eyetech has granted options to purchase shares of its common stock under its 2003 Stock Incentive Plan and its 2001 Stock Plan. Eyetech has also granted options outside of its plans. Each outstanding option granted under the 2003 Stock Incentive Plan or granted outside of a plan that is unvested prior to the effective time of the merger will accelerate in full and be immediately vested and exercisable. Any of these options that are not exercised prior to the effective time of the merger will be terminated or cancelled in accordance with their terms. Each outstanding option that was granted under the 2001 Stock Plan which is not exercised prior to the effective time of the merger will be assumed by OSI at the effective time of the merger and will become an option to purchase shares of OSI common stock on the same terms and conditions as were applicable to the option immediately prior to the effective time. The number of shares of OSI common stock subject to each assumed option will be determined by multiplying the number of shares of Eyetech common stock that were subject to each option prior to the effective time of the merger by a conversion ratio of 0.491, and rounding that result down to the nearest whole number of shares of OSI common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Eyetech common stock subject to each option as in effect immediately prior to the effective time by the conversion ratio of 0.491, and rounding that result up to the nearest whole cent. All shares of Eyetech common stock that are subject to a repurchase right shall automatically be exchanged into the right to receive the merger consideration, on the same basis as all other shares of Eyetech common stock, subject to the continuation of any restrictions in any applicable Eyetech restricted stock purchase agreement.
Employee matters (see page 67)
      Employees of Eyetech will be transitioned from all Eyetech benefits plans to the respective OSI benefits plans after the effective time of the merger, except for the 401(k) Plan maintained by OSI under which employees of Eyetech will become eligible immediately upon the merger. OSI has agreed to give the Eyetech employees who continue their employment after the merger full credit under OSI’s employee benefits plans for purposes of eligibility and vesting for services rendered to Eyetech while employed by Eyetech. In addition, OSI has agreed to give the Eyetech employees who continue their employment after the merger credit under OSI’s vacation and severance plans for purposes of benefit accruals. OSI has also agreed to waive limitations for pre-existing condition exclusions under any OSI welfare benefit plans that a continuing Eyetech employee is eligible to participate in after the merger, except to the extent a similar pre-existing condition limitation existed under the comparable Eyetech benefit plan. OSI will also give Eyetech employees credit towards any lifetime deductibles or limitations on out-of-pocket expenses to the extent such deductibles or limitations are applicable under OSI benefit plans.
Regulatory matters (see page 83)
      Under the HSR Act, the merger cannot be completed until OSI and Eyetech have made required notifications and have given certain information and materials to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and specified waiting periods have expired. On September 2, 2005, OSI and Eyetech filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission. On September 15, 2005, OSI received notice from the Federal Trade Commission that early termination of the applicable waiting period has been granted for the merger.
Comparison of stockholders and number of shares outstanding (see page 103)
      As of                     , 2005 there were  stockholders of OSI of record who held an aggregate of                      shares of OSI common stock. As of                     , 2005 there were                     stockholders of Eyetech of record who held an aggregate of                      shares of Eyetech common stock.
Comparative stockholder rights (see page 104)
      When OSI and Eyetech complete the merger, Eyetech stockholders will hold shares of OSI common stock. Their rights will thus be governed by OSI’s certificate of incorporation and by-laws, as well as the Delaware General Corporation Law.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OSI
      OSI is providing the following financial information to assist you in your analysis of the financial aspects of the merger. OSI derived its selected annual historical information from its consolidated financial statements as of and for each of the years in the five-year period ended September 30, 2004. Subsequent to the end of its 2004 fiscal year, OSI changed its fiscal year end to December 31. On February 9, 2005, OSI filed a transition report on Form 10-Q for the three-month period ended December 31, 2004 and has filed quarterly reports on Form 10-Q for the three-month periods ended March 31, 2005 and June 30, 2005. Accordingly, the selected data as of and for the three months ended December 31, 2004 and December 31, 2003 and the six months ended June 30, 2005 and June 30, 2004, have been derived from unaudited financial statements of OSI, which in the opinion of OSI’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes contained in the OSI annual report on Form 10-K for the fiscal year ended September 30, 2004, as amended, OSI’s transition report on Form 10-Q for the period ended December 31, 2004, and OSI’s quarterly report on Form 10-Q for the period ended June 30, 2005, which have been incorporated by reference herein, as well as other information that has been filed with the SEC. See “Where You Can Find More Information” on page 112 for information on where you can obtain copies of this information. The historical results included below and incorporated by reference in this document are not indicative of the future performance of OSI.

	Years Ended September 30,

	2004(a)	2003(b)	2002(c)	2001(d)	2000(e)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$42,800	$32,369	$21,816	$26,022	$28,652

Expenses:
Cost of product sales	8,985	157	—	—	—
Research and development	110,398	102,642	102,202	56,038	39,622
Acquired in-process research and development	32,785	31,451	130,200	—	—
Selling, general and administrative	98,909	70,532	28,146	16,033	11,773
Impairment of intangible asset	24,599	—	—	—	—
Amortization of intangibles	18,606	9,300	1,255	742	870

Loss from operations	(251,482)	(181,713)	(239,987)	(46,791)	(23,613)

Other income (expense) — net	(8,889)	356	7,904	25,661	3,519
Gain on sale of diagnostic business	—	—	1,000	—	3,746
Gain on early retirement of convertible senior subordinated notes — net business	—	—	12,604	—	—

Loss before cumulative effect of accounting change	(260,371)	(181,357)	(218,479)	(21,130)	(16,348)
Cumulative effect of the change in accounting for the recognition of upfront fees	—	—	—	(2,625)	—

Net loss	$(260,371)	$(181,357)	$(218,479)	$(23,755)	$(16,348)

Basic and diluted net loss per common share:
Loss before cumulative effect of change in accounting policy	$(6.50)	$(4.87)	$(6.07)	$(0.62)	$(0.67)
Cumulative effect of change in accounting policy	—	—	—	(0.08)	—

Net loss	$(6.50)	$(4.87)	$(6.07)	$(0.70)	$(0.67)

Weighted average number of shares of common stock outstanding	40,083	37,249	35,978	33,852	24,531

	Six Months Ended		Three Months Ended
	June 30,		December 31,

	2005(g)	2004	2004(f)	2003

	(Unaudited)		(Unaudited)
	(In thousands, except		(In thousands, except
	per share data)		per share data)
Consolidated Statement of Operations Data:
Revenues	$53,696	$18,382	$12,347	$11,391

Expenses:
Cost of product sales	2,172	2,152	(1,247)	110
Research and development	57,309	52,073	31,913	24,105
Acquired in-process research and development	3,542	—	—	—
Selling, general and administrative	44,402	44,459	20,313	20,820
Amortization of intangibles	7,605	9,148	3,804	4,838
Net expense from unconsolidated joint business	—	—	7,661	—

Loss from operations	(61,334)	(89,450)	(50,097)	(38,482)
Other income (expense) — net	4,292	(7,599)	1,702	(1,651)

Net loss	$(57,042)	$(97,049)	$(48,395)	$(40,133)

Basic and diluted net loss per common share	$(1.11)	$(2.47)	$(1.02)	$(1.03)

Weighted average number of shares of common stock outstanding	51,205	39,318	47,375	38,884

			As of September 30,
	June 30,	December 31,
	2005	2004	2004(a)	2003(b)	2002(c)	2001(d)	2000(e)

	(Unaudited)	(Unaudited)
			(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investment securities (unrestricted and restricted)	$571,523	$656,239	$257,229	$404,147	$476,277	$551,479	$85,065
Receivables	39,928	15,718	12,112	11,654	6,981	6,633	1,049
Working capital	584,474	630,246	228,223	379,598	445,596	533,761	80,467
Total assets	731,922	780,116	388,029	591,502	579,044	591,689	99,776
Long-term liabilities	195,972	195,814	186,574	338,592	169,774	14,387	3,082
Stockholders’ equity	492,578	539,390	154,233	218,057	379,108	549,831	89,882

(a)	The fiscal 2004 consolidated financial statements include the acquisition of certain assets from Probiodrug AG for approximately $36.4 million in cash; the impairment of the Gelclair intangible asset of $24.6 million; the conversion of $160.0 million aggregate principle amount of convertible senior subordinated notes into 3.2 million shares of our common stock; the charge of $8.6 million relating to excess Gelclair inventory; and the recognition of $3.0 million of Tarceva-related milestone revenues. (See notes 1(b), 1(l),3(a),5(a), 8, and 10(b) to the consolidated financial statements on Form 10-K for the fiscal year ended September 30, 2004).

(b)	The fiscal 2003 consolidated financial statements include the acquisition of the marketing and promotion rights to Novantrone for approved oncology indications in the United States for approximately $45.0 million in cash; the acquisition of Cell Pathways, Inc. for approximately $55.0 million in common stock, contingent value rights and cash; the issuance of $150.0 million of convertible senior subordinated notes for net proceeds of approximately $145.1 million and the purchase of 503,800 shares of OSI common stock for $19.0 million. (See notes 2, 3(b) and 10(a) to the consolidated financial statements on Form 10-K for the fiscal year ended September 30, 2004.)

(c)	The fiscal 2002 consolidated financial statements include the acquisition of certain assets from Gilead Sciences, Inc. for approximately $175.7 million in cash and common stock; the receipt of $4.5 million from the phase-down of OSI’s collaboration with Anaderm Research Corporation, of which $1.8 million was recognized as revenue in accordance with SAB No. 101; the issuance of $200.0 million of convertible senior subordinated notes for net proceeds of approximately $192.9 million; and the early retirement of $40.0 million aggregate principal amount of convertible senior subordinated notes resulting in a net gain of approximately $12.6 million. (See notes 3(c), 5(b) and 10(b) to the consolidated financial statements on Form 10-K for the fiscal year ended September 30, 2004.)

(d)	The fiscal 2001 consolidated financial statements include a cumulative effect of the change in accounting principle of $2.6 million relating to the adoption of SAB No. 101; the acquisition of certain assets from British Biotech plc for $13.9 million; $25 million in upfront fees received upon the execution of collaboration agreements with Genentech and Roche; net proceeds of approximately $404 million from a public offering of common stock in November 2000; the sale of newly-issued shares of common stock to Genentech and Roche for an aggregate purchase price of $35 million each; and a charge to operations of $5.1 million for the estimated cost of closing OSI’s Birmingham, England and Tarrytown, New York facilities. (See notes 5(a), 17(d) and 17(e) to the consolidated financial statements on Form 10-K for the fiscal year ended September 30, 2004.)

(e)	The fiscal 2000 consolidated financial statements include a $3.5 million technology access fee received upon the execution of a collaborative research and license agreement with Tanabe Seiyaku Co., Ltd.; non-cash compensation charges of approximately $6.8 million and deferred compensation of approximately $8.8 million associated with options issued to an employee and consultants; net proceeds of approximately $53 million from a private placement of common stock; a $3.7 million gain resulting from the sale of OSI’s diagnostics business, including the assets of OSI’s wholly-owned subsidiary, OSDI, Inc., to Bayer Corporation; and a charge to operations of $700,000 representing the cost of a license to use and practice certain of Cadus Corporation’s technology and patents.

(f)	The three months ended December 31, 2004 includes net expense from unconsolidated joint business of $7.7 million related to OSI’s co-promotion and manufacturing agreements with Genentech for Tarceva. It consists of OSI’s share of the pretax co-promotion profit (loss) generated from its co-promotion arrangement with Genentech for Tarceva, the partial reimbursement from Genentech of OSI’s sales and marketing costs related to Tarceva, and the reimbursement from Genentech of OSI’s manufacturing costs related to Tarceva. On November 18, 2004, OSI announced that the U.S. Food and Drug Administration approved OSI’s new drug application for monotherapy use of Tarceva in the treatment of patients with locally advanced or metastatic non-small cell lung cancer who have failed at least one prior chemotherapy regimen. The three months ended December 31, 2004 also includes a net credit adjustment of $1.4 million to reduce a previously recorded provision for excess Gelclair inventory.

(g)	The six months ended June 30, 2005 includes revenues from unconsolidated joint business of $21.7 million related to OSI’s co-promotion and manufacturing agreements with Genentech for Tarceva. It consists of OSI’s share of the pretax co-promotion profit generated from its co-promotion arrangement with Genentech for Tarceva, the partial reimbursement from Genentech of OSI’s sales and marketing costs related to Tarceva, and the reimbursement from Genentech of OSI’s manufacturing costs related to Tarceva. Also included in the six months ended June 30, 2005, is $4.5 million in upfront license payments related to our Dipeptidyl Peptidase IV patent portfolio and an in-process research and development charge of $3.5 million related to the acquisition of the minority interest shares of Prosidion.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EYETECH
      Eyetech is providing the following financial information to assist you in your analysis of the financial aspects of the merger. Eyetech derived its selected annual historical information from its consolidated financial statements as of and for each of the years in the four-year period ended December 31, 2004 and as of and for the period from Eyetech’s inception on February 9, 2000 to December 31, 2000. The data as of and for the six months ended June 30, 2004 and June 30, 2005, have been derived from unaudited financial statements of Eyetech, which in the opinion of Eyetech’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes contained in the Eyetech annual report on Form 10-K for the fiscal year ended December 31, 2004 and Eyetech’s quarterly report on Form 10-Q for the period ended June 30, 2005, which have been incorporated by reference herein, as well as other information that has been filed with the SEC. See “Where You Can Find More Information” on page 112 for information on where you can obtain copies of this information. The historical results included below and incorporated by reference in this document are not indicative of the future performance of Eyetech.

							Period from
							February 9,
							2000 (Date
							of Inception) to
	Six Months Ended June 30,		Year Ended December 31,				December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)
			(In thousands, except per share numbers)
Consolidated Statement of Operations Data:
Revenue:
Gross product revenue	$75,075	$—	$—	$—	$—	$—	$—
Less: Distribution service fees, allowances, and returns	(4,422)	—	—	—	—	—	—

Net product revenue	70,653	—	—	—	—	—	—
License fees	6,147	2,500	5,723	4,583	—	—	—
Reimbursement of development costs	14,070	21,762	43,629	36,836	—	—	—
Other revenue	815	—	—	—	—	—	—

Total revenue	91,685	24,262	49,352	41,419	—	—	—
Operating expenses:
Cost of goods sold	14,517	—	—	—	—	—	—
Research and development	43,340	55,844	102,739	70,932	39,663	22,157	10,879
Sales and marketing	22,361	9,977	33,343	4,599	—	—	—
Collaboration profit sharing	28,221	—	—	—	—	—	—
General and administrative	9,168	5,962	17,435	6,822	5,319	4,338	1,413

Total operating expenses	117,607	71,783	153,517	82,353	44,982	26,495	12,292

Loss from operations	(25,922)	(47,521)	(104,165)	(40,934)	(44,982)	(26,495)	(12,292)
Interest income	3,592	1,572	3,810	2,171	1,809	1,815	1,181
Interest expense	(126)	(84)	(151)	(248)	—	—	—

Loss before income taxes	(22,456)	(46,033)	(100,506)	(39,011)	(43,173)	(24,680)	(11,111)
Provision for income taxes	—	—	—	(1,688)	—	—	—

Net loss	(22,456)	(46,033)	(100,506)	(40,699)	(43,173)	(24,680)	(11,111)
Preferred stock accretion	—	(816)	(816)	(9,161)	(5,097)	(2,494)	(1,080)

							Period from
							February 9,
							2000 (Date
							of Inception) to
	Six Months Ended June 30,		Year Ended December 31,				December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)
			(In thousands, except per share numbers)
Net loss attributable to common stockholders	$(22,456)	$(46,849)	$(101,322)	$(49,860)	$(48,270)	$(27,174)	$(12,191)

Basic and diluted net loss attributable to common stockholders per share	$(0.53)	$(1.38)	$(2.70)	$(12.62)	$(13.06)	$(7.43)	$(5.49)

Weighted average shares outstanding — basic and diluted	42,680	33,960	37,587	3,950	3,697	3,659	2,219
Pro forma basic and diluted net loss attributable to common stockholders per share (unaudited)(a)		$(1.23)	$(2.56)	$(1.77)

Pro forma weighted average shares outstanding — basic and diluted (unaudited)(a)		38,123	39,651	28,094

		As of December 31,
	As of
	June 30, 2005	2004	2003	2002	2001	2000

	(Unaudited)
		(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$263,644	$211,495	$131,374	$69,151	$57,019	$24,012
Total assets	373,481	339,459	149,480	76,589	60,090	25,252
Deferred revenue, less current portion	(153,175)	(159,706)	(65,417)	—	—	—
Long-term capital lease obligations and redeemable convertible preferred stock	(550)	(1,255)	(186,545)	(145,980)	(88,458)	(33,433)
Accumulated deficit	(261,273)	(238,817)	(137,495)	(87,635)	(39,365)	(11,111)
Total stockholders’ (deficit) equity	130,413	131,138	(123,006)	(78,036)	(34,327)	(8,981)

(a)	The pro forma net loss attributable to common stockholders per share information is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the automatic conversion of all outstanding shares of Eyetech’s convertible preferred stock into shares of its common stock effective upon the completion of Eyetech’s initial public offering, as if the conversion had occurred at the date of the original issuance.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
      The following table sets forth selected unaudited pro forma condensed combined financial information based on the historical consolidated balance sheets and related historical consolidated statements of operations of OSI and Eyetech using the purchase method of accounting for business combinations. The unaudited pro forma condensed combined balance sheet has been prepared assuming the merger occurred on June 30, 2005. The unaudited pro forma condensed combined statements of operations have been prepared assuming the merger occurred on October 1, 2003. This information has been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included in this proxy statement/prospectus beginning on page 86.
Unaudited Pro Forma Condensed Combined Statement of Operations Data:

	Twelve Months Ended	Three Months Ended	Six Months Ended
	September 30, 2004	December 31, 2004	June 30, 2005

	(In thousands, except per share data)
Net revenues from unconsolidated joint business	$—	$—	$33,428
Royalties on product sales	—	—	499
Product sales and sales commissions	35,525	11,756	85,197
Reimbursement of development costs	43,629	9,808	14,070
License, milestone and other revenues	7,998	1,156	9,687

Total revenues	87,152	22,720	142,881

Total operating expenses	548,415	113,398	249,445

Loss from operations	(461,263)	(90,678)	(106,564)
Other income (expense)	(29,081)	(6,003)	(1,264)
Net loss	$(490,344)	$(96,681)	$(107,828)

Basic and diluted net loss per common share	$(10.75)	$(1.83)	$(1.90)

Weighted average number of shares of common stock outstanding	45,597	52,889	56,719
Unaudited Pro Forma Condensed Combined Balance Data:

As of June 30, 2005

Cash, cash equivalents and investment securities (unrestricted and restricted)	$146,186
Receivables	95,203
Working capital	169,227
Total assets	953,802
Long-term liabilities	203,928
Stockholders’ equity	643,985

COMPARATIVE PER SHARE HISTORICAL AND PRO FORMA FINANCIAL DATA
      Below is (i) certain historical per share data for OSI as of and for the fiscal year ended September 30, 2004, the transition period ended December 31, 2004 and the six months ended June 30, 2005 and Eyetech as of and for the fiscal year ended December 31, 2004 and the six months ended June 30, 2005, and (ii) after giving effect to the proposed merger, combined per share data on an unaudited pro forma and pro forma equivalent basis attributable to 0.12275 of a share of OSI common stock which will be received for each share of Eyetech common stock.

	As of or	As of or
	for the	for the	As of or
	six months	three months	for the
	ended	ended	year ended
	June 30,	December 31,	September 30,
	2005	2004	2004

	(unaudite
Historical — OSI:
Net loss per common share — basic	$(1.11)	$(1.02)	$(6.50)
Net loss per common share — diluted	$(1.11)	$(1.02)	$(6.50)
Book value per common share(a)	$9.59	$10.38	$3.54

	As of or
	for the	As of or
	six months	for the
	ended	year ended
	June 30,	December 31,
	2005	2004

	(unaudited)
Historical — Eyetech
Net loss per common share — basic	$(0.53)	$(2.70)
Net loss per common share — diluted	$(0.53)	$(2.70)
Book value per common share(a)	$2.19	$3.13

	As of or
	for the	Three
	six months	months
	ended	ended	Year ended
	June 30,	December 31,	September 30,
	2005	2004	2004

	(unaudited)	(unaudited)
Pro Forma — Combined:
Net loss per common share — basic	$(1.90)	(1.83)	$(10.75)
Net loss per common share — diluted	$(1.90)	(1.83)	$(10.75)
Book value per common share(a)	$11.32

	As of or
	for the	Three
	six months	months
	ended	ended	Year ended
	June 30,	December 31,	December 31,
	2005	2004	2004

	(unaudited)	(unaudited)
Pro Forma — Equivalent Share Data:
Net loss per common share — basic	$(0.23)	(0.22)	$(1.32)
Net loss per common share — diluted	$(0.23)	(0.22)	$(1.32)
Book value per common share(a)	$1.39

(a)	Calculated utilizing shares outstanding on date indicated.

RISK FACTORS
      YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/ PROSPECTUS AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS FROM THE DOCUMENTS THAT OSI AND EYETECH HAVE FILED WITH THE SEC, IN CONSIDERING WHAT ACTION TO TAKE IN CONNECTION WITH THE MERGER.
Risks Relating To The Merger
      The following paragraphs describe certain risks based on the terms and structure of the merger and certain possible effects of the merger on the ongoing business of OSI.

Because the exchange ratio for a portion of the merger consideration is fixed, if OSI’s stock price decreases for any reason prior to the effective date of the merger, Eyetech stockholders will receive less value for their Eyetech common stock.
      Upon completion of the merger, Eyetech stockholders will be entitled to receive for each share of Eyetech common stock a combination of $15.00 in cash and 0.12275 shares of OSI common stock, regardless of changes in the market value of Eyetech common stock or OSI common stock. Accordingly, the then-current dollar value of OSI common stock that Eyetech stockholders will receive upon the completion of the merger will depend entirely upon the market value of OSI common stock at the time the merger is completed, which may be lower than the price of OSI common stock used to calculate the exchange ratio (i.e., the 20-day trading average up to and including the last full trading day preceding the public announcement of the merger). Any decline in the price of OSI common stock will result in Eyetech stockholders receiving less value in the merger at closing.
      Neither party is permitted to terminate the merger agreement solely because of changes in the market price of OSI common stock. You are urged to obtain recent market quotations for OSI common stock. Neither OSI nor Eyetech can predict or give any assurances as to the market price of OSI common stock at any time before or after the merger. Stock price variations could be the result of changes in business, operations or prospects of OSI, Eyetech or the combined company, market assessments of the likelihood that the merger will be completed within the anticipated time or at all, general market and economic conditions and other factors beyond the control of OSI or Eyetech.

If OSI is not successful in integrating and assimilating the Eyetech business into its own business, then the benefits of the merger will not be fully realized and the market price of OSI’s common stock may be negatively affected.
      OSI may not achieve successful integration of the Eyetech business in a timely manner, or at all, and OSI may not realize the benefits and synergies of the merger to the extent, or in the timeframe, anticipated. OSI and Eyetech entered into the merger agreement with the expectation that the merger will result in benefits arising out of the combination of the companies. The successful integration of OSI and Eyetech will require, among other things, integration of Eyetech’s operations, policies and personnel into OSI. The inability to integrate the operations, policies and personnel of OSI and Eyetech successfully, or any significant delay in achieving integration, could have a negative effect on the combined company after the merger and, as a result, on the market price of OSI common stock.

The issuance of OSI common stock in connection with the merger could decrease the market price of OSI common stock.
      Based on the number of shares of Eyetech common stock outstanding as of September 16, 2005 and assuming all outstanding options to purchase Eyetech common stock, including out-of-the-money options, are exercised before the merger becomes effective and all shares under Eyetech’s Employee Stock Purchase Plan are issued, at the closing of the merger, OSI will issue up to 6,155,806 shares of OSI common stock, or approximately 10.7% of the number of outstanding shares of OSI’s common stock, to

Eyetech stockholders in the merger. The issuance of the OSI common stock may result in fluctuations in the price of OSI common stock including a stock price decline.

If Eyetech stockholders sell the OSI common stock received in the merger, they could cause a decline in the market price of OSI common stock.
      OSI’s issuance of common stock in the merger will be registered with the SEC. As a result, those shares will be immediately available for resale in the public market, except that shares issued to Eyetech stockholders who are affiliates of Eyetech before the merger or who become affiliates of OSI after the merger will be subject to transfer restrictions under the federal securities laws. The number of shares of OSI common stock to be issued to Eyetech stockholders in connection with the merger and immediately available for resale will equal approximately 10.7% of the number of outstanding shares of OSI common stock currently in the public market. Eyetech stockholders may sell the stock they receive commencing immediately after the merger. If this occurs, or if other holders of OSI common stock sell significant amounts of OSI common stock immediately after the merger is completed, the market price of OSI common stock may decline.

Eyetech’s executive officers and directors have interests different from your interests that may influence them to support or approve the merger.
      In considering the recommendation of the Eyetech board of directors to adopt the merger agreement, Eyetech stockholders should recognize that Eyetech’s executive officers and directors have interests which differ from those of Eyetech stockholders because of employment arrangements, change of control agreements, transaction completion bonuses, indemnification and liability insurance and other reasons. These reasons are described under the heading “Background and Reasons for the Merger — Interests of Eyetech’s Directors and Executive Officers in the Merger” beginning on page 60.

Uncertainty regarding the merger and the effects of the merger could cause each company’s customers, suppliers or strategic partners to delay or defer decisions, which could increase costs of the ongoing business for OSI and/or Eyetech.
      OSI’s and/or Eyetech’s customers, suppliers and strategic partners, in response to the announcement of the merger, may delay or defer decisions regarding their business relationships with the relevant company, which could increase costs for the business of the relevant company, regardless of whether the merger is ultimately completed.

Failure to complete the merger may result in Eyetech paying a termination fee to OSI. Such a failure could also result in a decrease in the market price of Eyetech common stock and cause Eyetech to incur legal and accounting fees.
      If the merger is not completed, Eyetech may be subject to the following risks, among others:

•	Eyetech may be required, under some circumstances, to pay OSI a termination fee of $31 million plus up to $3.5 million of expenses. See “The Merger and the Merger Agreement — Termination Fees and Expenses” beginning on page 78;

•	the market price of Eyetech common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	Eyetech may experience a negative reaction to the termination of the merger from customers, suppliers, or strategic partners; and

•	Eyetech’s costs incurred related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

      If the merger agreement is terminated and Eyetech’s board of directors seeks another merger or business combination, Eyetech stockholders cannot be certain that Eyetech will be able to find a party willing to pay a price equivalent to or more attractive than the price OSI has agreed to pay in the merger.

If required approvals are not obtained or closing conditions are not satisfied, completion of the merger may be delayed or prevented.
      Completion of the merger is conditioned upon OSI and Eyetech obtaining required approvals and satisfying closing conditions, including adoption of the merger agreement by Eyetech’s stockholders. The requirement for certain governmental approvals could delay the completion of the merger for a significant period of time after Eyetech stockholders have approved the terms of the merger at Eyetech’s special meeting. See “The Merger and the Merger Agreement — Conditions to Completion of the Merger” beginning on page 76 for a discussion of the conditions to the completion of the merger and “The Merger and the Merger Agreement — Regulatory Matters” beginning on page 83 for a description of the regulatory approvals necessary in connection with the merger. No assurance can be given that these approvals will be obtained or that the required conditions to closing will be satisfied. Even if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals.

OSI faces different market risks from those faced by Eyetech and those risks may cause the value of the shares of OSI common stock issued to you to decline.
      In the merger, you will receive shares of OSI common stock. OSI common stock has experienced fluctuations in price and volume. The business, strategy and financial condition of OSI are different from those of Eyetech. OSI’s results of operations, as well as the price of OSI common stock, may be affected by various factors different from those affecting Eyetech’s results of operations and its common stock price. Future events that may not have affected the price of Eyetech common stock may cause the price of OSI common stock to decline.
Risks Relating to OSI
      The following paragraphs describe certain risks relating to OSI and its business. These risks should be read in conjunction with the risks relating to Eyetech’s business set forth below, many of which will have applicability to OSI following the merger.

OSI has incurred losses since its inception, and OSI expects to incur losses over the near term, which may cause the value of its common stock to decrease.
      OSI has had net operating losses since its inception in 1983. OSI expects to continue to incur operating losses in the near term as a result of its expenses for the continued research, development and commercialization of Tarceva and its other pipeline products.
      At June 30, 2005, OSI’s accumulated deficit was $871.3 million. OSI’s net losses for the six months ended June 30, 2005 and 2004 were $57.0 million and $97.0 million, respectively. OSI’s net losses were $260.4 million, $181.4 million and $218.5 million for fiscal years 2004, 2003 and 2002, respectively. OSI’s net loss for fiscal 2004 included an in-process research and development charge of $32.8 million related to the acquisition of certain assets from Probiodrug in July 2004 and a charge of $24.6 million related to an impairment of an intangible asset. OSI’s net loss for fiscal 2003 included an in-process research and development charge of $31.5 million related to the acquisition of Cell Pathways in June 2003. OSI’s net loss for fiscal 2002 included an in-process research and development charge of $130.2 million related to the acquisition of certain assets from Gilead Sciences in December 2001.

OSI, together with its alliance partners Genentech and Roche, may not be able to market or generate sales of Tarceva to the extent anticipated.
      Currently, OSI derives the majority of its revenues from its flagship product, Tarceva. In order to maintain and increase these revenues, OSI and its partners must successfully penetrate the market for second-line and third-line non-small cell lung cancer, or NSCLC, the indication currently approved for Tarceva. The ability of OSI and its partners to generate sales of Tarceva may be limited by a number of factors, including the following:

•	Physicians may be reluctant to switch from existing treatment methods, including traditional chemotherapy agents, to Tarceva;

•	Information from OSI’s competitors or the academic community indicating that current products or new products are more effective than Tarceva could, if and when it is generated, impede OSI’s market penetration or decrease OSI’s existing market share; and

•	OSI’s Tarceva-derived revenues may diminish if third-party payors, including private health coverage insurers and health maintenance organizations, do not provide adequate coverage or reimbursement for Tarceva.
      In order to expand sales of Tarceva to other indications, OSI must be successful in its clinical trials in these indications and in receiving approval from the U.S. Food and Drug Administration, or FDA, and its foreign counterparts to market and sell Tarceva in such additional indications.
Although OSI has clinical candidates in the pipeline for both the oncology and diabetes business units that appear to be promising at early stages of development, none of these potential products may reach the commercial market for a number of reasons.
      Successful research and development of pharmaceutical products is high risk. Most products and development candidates fail to reach the market. OSI’s success depends on the discovery of new drugs that it can commercialize. OSI’s clinical pipeline for both its oncology and diabetes and obesity business units is at an early stage. Other than the development of Tarceva for additional indications, there is currently one clinical candidate in development for (OSI) Oncology, OSI’s oncology business unit. This candidate, which is currently in Phase I trials, targets the co-inhibition of c-kit/ KDR. The lead clinical candidate for (OSI) Prosidion, OSI’s diabetes and obesity business unit, is PSN9301, a Dipeptidyl Peptidase IV, or DPIV, inhibitor currently in Phase II clinical trials. A glycogen phosphorylase inhibitor is currently in a Phase I clinical trial. Given the early stage of each of these clinical candidates, there can be no assurance at this time that any of them will become a marketed drug.
      It is possible that the clinical candidates in OSI’s pipeline may never reach the market for a number of reasons. They may be found ineffective or may cause harmful side-effects during pre-clinical testing or clinical trials or fail to receive necessary regulatory approvals. OSI may find that certain products cannot be manufactured on a commercial scale basis and, therefore, they may not be economical to produce. OSI’s products could also fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties.
If government agencies do not grant OSI or its collaborative partners required approvals for any of its potential products in a timely manner or at all, OSI or its collaborative partners will not be able to distribute or sell its products currently under development.
      All of OSI’s potential products must undergo extensive regulatory approval processes in the United States and other countries. These regulatory processes, which include pre-clinical testing and clinical trials of each compound to establish safety and efficacy, can take many years and require the expenditure of substantial resources. The FDA and the other regulatory agencies in additional markets which are material to OSI and its collaborative partners, including the European Agency for the Evaluation of Medicinal Products, or EMEA, and the Japanese Ministry of Health, may delay or deny the approval of OSI’s potential products. Although OSI has been successful in gaining regulatory approval for Tarceva in the United States and OSI’s partner Roche has gained approval in Switzerland, for the NSCLC indication, there can be no guarantee of subsequent approvals either for Tarceva in other territories (including the European Union) or for other indications in the United States or for other products in the United States and other territories.
      Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency’s requirements for safety, efficacy and quality. Any such delay could have a negative effect on OSI’s business. A drug candidate cannot be marketed in the United States until it has been approved by the FDA. Once approved, drugs, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their distribution, sale or use, or their withdrawal from the market. The FDA also has the authority, when approving a product, to impose significant limitations on the product in the nature of warnings, precautions and contra-indications that could negatively affect the profitability of a drug.
      Furthermore, once a drug is approved, the drug can only be marketed for the indications and claims approved by the FDA. If OSI fails to comply with the FDA regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained, the FDA, or the Office of the Inspector General of the U.S. Department of Health and Human Services, or HHS, or state Attorneys General could bring an enforcement action against OSI that would inhibit OSI’s marketing capabilities as well as result in significant penalties. The ability to market and sell a drug product outside of the United States is also subject to stringent and, in some cases, equally complex regulatory processes that vary depending on the jurisdiction.
OSI is responsible for the supply of Tarceva in the United States. Because OSI has no commercial manufacturing facilities, it is dependent on two suppliers for the API for Tarceva and a single supplier for the tableting of Tarceva in the United States.
      OSI is responsible for manufacturing and supplying Tarceva in the United States under the terms of a Manufacturing and Supply Agreement entered into with Genentech in 2004. OSI relies on two third-party suppliers to manufacture the API, erlotinib, for Tarceva. OSI also currently relies on a single manufacturer to formulate the Tarceva tablets. OSI is presently seeking another manufacturer to serve as a back-up provider of Tarceva tablets. If OSI’s relationships with any of these manufacturers terminate or if they are unable to meet their obligations, OSI will need to find other sources of supply. Such alternative sources of supply may be difficult to find on terms acceptable to OSI or in a timely manner, and, if found, would require FDA approval which could cause delays in the availability of erlotinib and ultimately Tarceva tablets, which, in turn, would negatively impact OSI’s Tarceva-derived revenues.
      Furthermore, the manufacturing of OSI’s products is, and will continue to be, subject to current good manufacturing practices regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. If OSI’s manufacturers, including the current manufacturers of erlotinib and Tarceva tablets, do not comply with all applicable regulatory standards, they may not be permitted to manufacture Tarceva or any other product for commercial sale. If this occurs, OSI might not be able to identify another third-party manufacturer on terms acceptable to OSI or in a timely manner, or such other third-party manufacturer may not receive FDA approval in a timely manner or at all. Any of the foregoing could cause delays in the availability of OSI’s products, including erlotinib and/or Tarceva tablets, which would negatively impact OSI’s revenues. If OSI fails to meet OSI’s manufacturing obligations, OSI’s partner, Genentech, also has the right to take over supply of Tarceva in the United States.

If OSI does not maintain its co-development and marketing alliance with Genentech and Roche for Tarceva, the marketing and sale of Tarceva may be compromised or delayed.
      Tarceva is being developed and commercialized in an alliance under co-development and marketing agreements with Genentech and Roche. The development program is managed by OSI, Genentech and Roche under a global development committee. Under the alliance, Genentech leads the marketing efforts in the United States and Roche will market the drug in the rest of the world. In 2004, OSI signed an amendment to its collaboration agreement with Genentech to provide OSI with the right to co-promote Tarceva in the United States and signed a Manufacturing and Supply Agreement with Genentech that clarified OSI’s role in supplying Tarceva for the U.S. market.
      The OSI/ Genentech collaboration agreement continues until the date on which neither OSI nor Genentech is entitled to receive a share of the operating profits or losses on any products resulting from the collaboration, that is, until the date that OSI and Genentech mutually agree to terminate the collaboration or until either party exercises its early termination rights as described as follows. The OSI/Genentech collaboration agreement is subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In addition, since January 8, 2003, Genentech has had the right to terminate the OSI/ Genentech collaboration agreement with six months’ prior written notice. The provisions of the amendment allowing OSI to co-promote are also subject to termination by Genentech upon a material breach of the amendment by OSI which remains uncured or upon a pattern of nonmaterial breaches which remain uncured.
      The OSI/ Roche agreement continues until the date on which OSI is no longer entitled to receive a royalty on products resulting from the development of Tarceva, that is, until the date of expiration or revocation or complete rejection of the last to expire patent covering Tarceva or, in countries where there is no valid patent covering Tarceva, on the tenth anniversary of the first commercial sale of Tarceva in that country. The OSI/ Roche agreement is subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In addition, since July 31, 2003, Roche has had the right to terminate the agreement on a country-by-country basis with six months’ prior written notice. Since July 31, 2003, OSI also has had the right to terminate the agreement on a country-by-country basis if Roche has not launched or marketed a product in such country under certain circumstances.
      If OSI does not maintain a successful collaborative partnership with Genentech and Roche for the co-development and commercialization of Tarceva, OSI may be forced to focus its efforts internally to commercialize Tarceva without the assistance of a marketing and promotion partner. This would require greater financial resources and would result in OSI incurring greater expenses and may cause a delay in market penetration while OSI expands its commercial operations or seeks alternative collaborative partners.
If any of OSI’s current or future marketed products, including Tarceva or Novantrone and, following the merger, Macugen, were to become the subject of problems related to their efficacy, safety, or otherwise, or if new, more effective treatments were to be introduced, OSI’s revenues from such marketed products could decrease.
      If Tarceva or Novantrone or any of OSI’s other current or future marketed products, including, following the merger, Macugen, become the subject of problems, including those related to, among others:

•	efficacy or safety concerns with the products, even if not justified;

•	unexpected side-effects;

•	regulatory proceedings subjecting the products to potential recall;

•	publicity affecting doctor prescription or patient use of the product;

•	pressure from competitive products; or

•	introduction of more effective treatments;
OSI’s revenues from such marketed products could decrease. For example, efficacy or safety concerns may arise, whether or not justified, that could lead to the recall or withdrawal of such marketed products. In the event of a recall or withdrawal of a product such as Tarceva, or, following the merger, Macugen, OSI’s revenues would significantly decline.
If OSI does not receive adequate third-party reimbursement for the sales of its products, OSI may not be able to sell such products on a profitable basis.
      Sales of OSI’s products will depend, in part, upon the extent to which the costs of OSI’s products will be paid by health maintenance organizations, managed care, pharmacy benefit and similar reimbursement sources, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Such third-party payors continue to aggressively challenge the prices charged for healthcare products and services. Additionally, federal and state governments have prioritized the containment of healthcare costs, and drug prices have been targeted in this effort. If these organizations and third-party payors do not consider OSI’s products to be cost-effective, they may not reimburse providers of OSI’s products, or the level of reimbursement may not be sufficient to allow OSI to sell its products on a profitable basis.
OSI may need to obtain additional financing to pay the cash portion of the merger consideration as well as to satisfy its working capital needs. If such financing is not available on favorable terms, OSI’s financial results may be negatively affected, and if such financing is not available, OSI may experience delays in commercializing products or may be required to limit the scope of its research and development efforts.
      OSI estimates that the cash portion of the merger consideration will be in excess of $700 million. In order to pay the merger consideration to Eyetech’s stockholders without depleting its working capital below an amount which management believes will be sufficient to fund research and development activities at the desired level, OSI may need to obtain additional financing. This financing may be in the form of bank debt or private or public offerings of OSI’s debt securities. Incurrence of additional debt by OSI will increase its interest expense. If such financing is not available on favorable terms, such interest expense may be significant. To the extent OSI is unable to procure additional financing, it will need to use its cash to complete the merger, which will reduce the amount of cash it has available to fund its operations. If adequate funds are not available, OSI may be required to significantly curtail certain expenses, including research and development programs or obtain funds through arrangements with others that may require OSI to relinquish certain of its rights to its technologies or products. This may result in delays to the commercialization of OSI’s proprietary products, which would reduce OSI’s future revenues and profitability.
If OSI’s competitors succeed in developing products and technologies that are more effective than its own, or if scientific developments change its understanding of the potential scope and utility of its products, then OSI’s products and technologies may be rendered less competitive.
      OSI faces significant competition from industry participants that are pursuing similar products and technologies that OSI is pursuing and are developing pharmaceutical products that are competitive with its products and potential products. Some of OSI’s industry competitors have greater capital resources, larger overall research and development staffs and facilities, and a longer history in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing than OSI does. With these additional resources, OSI’s competitors may be able to respond to the rapid and significant technological changes in the biotechnology and pharmaceutical industries faster than OSI can. OSI’s future success will depend in large part on its ability to maintain a competitive position with respect to these technologies. Rapid technological development, as well as new scientific developments, may result in its compounds, products or processes becoming obsolete before OSI can recover any of the expenses incurred to develop them. Further, OSI is aware of a number of competitors pursuing products in the DPIV inhibitor arena in competition to that of (OSI) Prosidion’s DPIV inhibitor, PSN9301. Certain of these product candidates are currently at a more advanced stage of development than PSN9301. OSI’s competitors’ products may obtain regulatory approval and reach the market earlier than PSN9301 and this may result in PSN9301, if it receives regulatory approval at all, entering commercialization at a stage significantly later than its competitor products in the DPIV arena. Additionally, if scientific developments change OSI’s understanding of the product differentiation of PSN9301 from that of its competitors’ products, the competitive positioning and market potential of PSN9301 may be adversely affected.
OSI’s reliance on third parties, such as clinical research organizations, or CROs, may result in delays in completing, or a failure to complete, clinical trials if OSI fails to perform under its agreements with them.
      In the course of product development, OSI engages CROs to conduct and manage clinical studies and to assist it in guiding its products through the FDA review and approval process. For example, OSI collaborated with the National Cancer Institute of Canada’s Clinical Trial Group based at Queens University, Ontario, in connection with its Tarceva Phase III trials. Because OSI has engaged and intends to continue to engage CROs to help it obtain market approval for its drug candidates, many important aspects of this process have been and will be out of its direct control. If the CROs fail to perform their obligations under OSI’s agreements with them or fail to perform their responsibilities with respect to clinical trials in a satisfactory manner, OSI may face delays in completing its clinical trials, as well as commercialization of its drug candidates. Furthermore, any loss or delay in obtaining contracts with such entities may also delay the completion of its clinical trials and the market approval of drug candidates.
The use of any of OSI’s potential products in clinical trials and the sale of any approved products exposes it to liability claims.
      The nature of OSI’s business exposes it to potential liability risks inherent in the testing, manufacturing and marketing of drug candidates and products. If any of OSI’s drug candidates in clinical trials or its marketed products harm people or allegedly harm people, OSI may be subject to costly and damaging product liability claims. Many patients who participate in clinical trials are already ill when they enter a trial. The waivers OSI obtains may not be enforceable and may not protect it from liability or the costs of product liability litigation. While OSI currently maintains product liability insurance that it believes is adequate, OSI is subject to the risk that its insurance will not be sufficient to cover claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against OSI could cause it to incur significant expenses to pay such a claim, could adversely affect its product development and could cause a decline in its product revenues. Even a successfully defended product liability claim could cause OSI to incur significant expenses to defend such a claim, could adversely affect its product development and could cause a decline in its product revenues.
The failure to prevail in litigation or the costs of litigation, including patent infringement claims, could harm OSI’s financial performance and business operations and could cause delays in product introductions.
      OSI is susceptible to litigation. For example, as a public company, OSI is subject to claims asserting violations of securities laws and derivative actions. In particular, OSI currently faces a purported securities class action alleging violations of securities laws which are described in Part II, Item 1, “Legal Proceedings” of OSI’s quarterly report on Form 10-Q for the period ended June 30, 2005. In addition, as a biotechnology company, OSI’s processes and potential products may conflict with patents that have been or may be granted to competitors, academic institutions or others. As the biotechnology and pharmaceutical industries expand and more patents are filed and issued, the risk increases that OSI’s product candidates may give rise to a declaration of interference by the U.S. Patent and Trademark Office, to administrative proceedings in foreign patent offices or to claims of patent infringement by other companies, institutions or individuals. These entities or persons could bring legal proceedings against us seeking substantial damages or seeking to enjoin us from testing, manufacturing or marketing its products. If any of these actions are successful, OSI may also be required to cease the infringing activity or obtain the requisite licenses or rights to use the technology that may not be available to it on acceptable terms, if at all.
      Litigation is inherently unpredictable and OSI may incur substantial expense in defending itself or asserting its rights in the litigation to which OSI is currently subject, or in new lawsuits or claims brought against it. Litigation can be expensive to defend, regardless of whether a claim has merit, and the defense of such actions may divert the attention of OSI’s management that would otherwise be engaged in running its business and utilize resources that would otherwise be used for the business. While OSI currently maintains insurance that OSI believes is adequate, OSI is subject to the risk that its insurance will not be sufficient to cover claims.
If OSI or its collaborative partners are required to obtain licenses from third parties, OSI’s revenues and royalties on any commercialized products could be reduced.
      The development of some of OSI’s products may require the use of technology developed by third parties. The extent to which efforts by other researchers have resulted or will result in patents and the extent to which OSI or its collaborative partners are forced to obtain licenses from others, if available, on commercially reasonable terms is currently unknown. If OSI or its collaborative partners must obtain licenses from third parties, fees must be paid for such licenses, which would reduce the revenues and royalties OSI may receive on commercialized products.
If OSI cannot successfully protect, exploit or enforce OSI’s intellectual property rights, its ability to develop and commercialize its products will be severely limited.
      OSI holds numerous U.S. and foreign patents and has many pending applications for additional patents. OSI intends to continue to seek patent protection for or maintain as trade secrets all of the commercially promising product candidates that OSI has discovered, developed or acquired. OSI’s success depends, in part, on its ability and its collaborative partners’ ability to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties. As with most biotechnology and pharmaceutical companies, OSI’s patent position is highly uncertain and involves complex legal and factual questions. Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable discovery and development costs that OSI has incurred. OSI’s ability to recover these expenditures and realize profits upon the sale of products could be diminished. The process of obtaining patents can be time-consuming and expensive with no certainty of success. Even if OSI spends the necessary time and money, a patent may not issue or it may insufficiently protect the technology it was intended to protect. OSI can never be certain that it was first to develop the technology or that it was first to file a patent application for the particular technology because most U.S. patent applications are confidential until a patent publishes or issues, and publications in the scientific or patent literature lag behind actual discoveries. If OSI’s pending patent applications are not approved for any reason or if OSI is unable to receive patent protection for additional proprietary technologies that OSI develops, the degree of future protection for its proprietary rights will remain uncertain. Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of OSI’s technologies, design around its patented technologies or challenge its issued patents.
OSI has outstanding options, convertible debt, contingent value rights and warrants, the exercise, conversion or exchange of which could dilute stockholder value and cause its stock price to decline.
      OSI grants stock options to its employees and other individuals as part of its overall compensation plan which, upon vesting, are exercisable for common stock. In addition, OSI has issued convertible debt which may be converted into common stock as well as contingent value rights which, upon the occurrence of certain events, may be exchanged for common stock. OSI is not able to estimate when, if ever, the stock options or convertible debt will be exercised or converted into common stock or when, if ever, shares will be issued in connection with the contingent value rights, but any such conversion or issuance would almost certainly dilute stockholder value.
      Further, if some or all of such shares are registered and sold into the public market over a short time period, the price of OSI’s stock is likely to decline, as the market may not be able to absorb those shares at the prevailing market prices.
OSI’s outstanding indebtedness increased substantially with the issuance of convertible senior subordinated notes in September 2003, or the 2023 Notes, and OSI may not be able to make the required payments on these notes when due and therefore may face liquidity problems.
      As a result of the issuance of OSI’s 2023 Notes, its long-term debt represented by these notes was $150 million as of June 30, 2005. OSI’s 2023 Notes significantly increased its interest expense and related debt service costs. Interest on these notes accrues at the rate of 3.25% per annum. This amounts to interest payments of $2.4 million due and payable on the 2023 Notes semi-annually on March 8 and September 8 of each year on the outstanding amount of the notes. Total interest payments of $87.8 million are scheduled to be paid between March 8, 2006 and September 8, 2023 on the 2023 Notes.
      This long-term debt may:

•	make it more difficult for OSI to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; and

•	make OSI more vulnerable in the event of a downturn in OSI’s business.
      If OSI currently is not generating sufficient net cash flow in excess of its operating budget to satisfy the annual debt service payments on the notes, it may need to reduce its expenditures for research and development in order to satisfy its debt service requirements so that it does not default on its 2023 Notes.

If the market price of OSI’s common stock, similar to other biotechnology companies, remains highly volatile, its stockholders may not be able to sell its stock when desired or at desirable prices.
      If OSI’s stock price falls, its stockholders may not be able to sell their stock when desired or at desirable prices. When the stock prices of companies in the Nasdaq Biotechnology Index fall, OSI’s stock price will most likely fall as well. The stock price of biotechnology and pharmaceutical companies, including OSI’s stock price, has been volatile and may remain volatile for the foreseeable future. From October 1, 2002 through September 30, 2003, the range of OSI’s stock price was between $38.34 and $12.84, and the range of the Nasdaq Biotechnology Index was between 801.40 and 442.09. From October 1, 2003 through September 30, 2004, the range of OSI’s stock price was between $98.70 and $24.47, and the range of the Nasdaq Biotechnology Index was between 851.44 and 622.01. From October 1, 2004 through September 16, 2005, the range of OSI’s stock price was between $74.95 and $29.71 and the range of the Nasdaq Biotechnology Index was between 808.29 and 636.66.
      The following factors, among others, some of which are beyond OSI’s control, may also cause its stock price to decline:

•	sales of OSI’s current and future marketed products, including Tarceva and Macugen;

•	fluctuations in the business operating results or prospects;

•	announcement or launching of technological innovations or new therapeutic products by others;

•	negative or neutral clinical trial results;

•	developments concerning strategic alliance agreements;

•	unanticipated clinical efficacy or safety results from OSI’s competitors’ products;

•	changes in government regulation, including pricing controls;

•	delays with the FDA in the approval process for products and clinical candidates;

•	developments in patent or other proprietary rights;

•	public concern as to the safety of OSI’s products and potential products;

•	future sales of substantial amounts of OSI’s common stock by existing stockholders; and

•	comments by securities analysts and general market conditions.
      For a description of and other information about OSI and OSI common stock and the differences between OSI common stock and Eyetech common stock, see “Business of OSI” beginning on page 84; “Comparative Per Share Historical and Pro Forma Financial Data” on page 14, “Comparative Stock Prices and Dividends” on page 100, and “Comparison of Rights of the OSI and Eyetech Stockholders” beginning on page 104.

OSI’s governance documents and state law provide certain anti-takeover measures which will discourage a third party from seeking to acquire OSI and may impede the ability of stockholders to remove and replace its board of directors and, therefore, its management.
      OSI has had a shareholder rights plan, commonly referred to as a “poison pill,” since January 1999. The purpose of the shareholder rights plan is to protect stockholders against unsolicited attempts to acquire control of OSI that do not offer a fair price to its stockholders as determined by its board of directors. Under the plan, the acquisition of 17.5% or more of its outstanding common stock by any person or group, unless approved by OSI’s board of directors, will trigger the right by its stockholders (other than the acquiror of 17.5% or more of OSI’s common stock) to acquire additional shares of its common stock, and, in certain cases, the stock of the potential acquiror, at a 50% discount to market price, thus significantly increasing the acquisition cost to a potential acquiror. The shareholder rights plan may have the effect of dissuading a potential hostile acquiror from making an offer for OSI’s common stock at a price that represents a premium to the then-current trading price. In addition, OSI’s certificate of incorporation and by-laws contain certain additional anti-takeover protective devices. For example,

•	no stockholder action may be taken without a meeting, without prior notice and without a vote; solicitations by consent are thus prohibited;

•	special meetings of stockholders may be called only by OSI’s board of directors;

•	nominations by stockholders of candidates for election to the board of directors at OSI’s annual meeting of stockholders must be made at least 45 days prior to the anniversary of the date on which OSI first mailed its proxy materials for the prior year’s annual meeting of stockholders; and

•	OSI’s board of directors has the authority, without further action by the stockholders, to fix the rights and preferences, and issue shares, of preferred stock. An issuance of preferred stock with dividend and liquidation rights senior to the common stock and convertible into a large number of shares of common stock could prevent a potential acquiror from gaining effective economic or voting control.
      Further, OSI is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from acquiring control of OSI, the foregoing provisions could impair the ability of existing stockholders to remove and replace its management and/or its board of directors.

Risks Relating To Eyetech
      The following paragraphs describe certain risks relating to Eyetech and its business. These risks should be read in conjunction with the risks relating to OSI’s business set forth above, many of which will have applicability to the Eyetech business unit of OSI following the merger.

Eyetech depends heavily on the success of its one product, Macugen, which it began selling in the United States in January 2005.
      Macugen is Eyetech’s only commercial product. Macugen is approved by the FDA for use in the treatment of neovascular AMD. Eyetech began selling Macugen in the United States in January 2005. Its ability to continue generating product revenue in the foreseeable future will depend solely on Macugen sales. The commercial success of Macugen depends on several factors, including the following:

•	continued acceptance of Macugen in the medical community, by patients receiving therapy and by third party payors;

•	supplying sufficient quantities of Macugen to meet market demand;

•	successfully building and sustaining manufacturing capacity to meet future demand;

•	the competitive landscape for approved and developing therapies that will compete with Macugen;

•	Macugen’s efficacy and safety profile as demonstrated in a broad patient population continuing to be consistent with that shown in clinical trials;

•	receipt of marketing approvals from non-U.S. regulatory authorities;

•	Eyetech’s ability to expand the indications for which Eyetech can market Macugen;

•	continued positive data from Eyetech’s clinical trials;

•	implementation of Eyetech’s post-approval commitments to the FDA in a timely fashion; and

•	the ability and willingness of clinicians and patients to maintain continuous therapy at intervals every six weeks.

Eyetech depends heavily on its collaboration with Pfizer Inc., which involves a complex sharing of control over decisions, responsibilities and costs and benefits. Any loss of Pfizer as a collaborator, or adverse development in the collaboration, would materially harm Eyetech’s business.
      In December 2002, Eyetech entered into its collaboration with Pfizer to develop and commercialize Macugen for the prevention and treatment of diseases of the eye. The collaboration involves a complex sharing of control over decisions, responsibilities and costs and benefits. For example, with respect to the sharing of costs and benefits, Pfizer co-promotes Macugen with Eyetech in the United States and shares with it in profits and losses. Outside the United States, Pfizer will commercialize Macugen pursuant to an exclusive license and pay Eyetech a royalty on net sales. In addition, Pfizer generally is required to fund a majority of ongoing development costs incurred pursuant to an agreed upon development plan. Eyetech’s collaboration is governed by a joint operating committee, consisting of an equal number of representatives of Pfizer and Eyetech who control decisions and responsibilities. There are also subcommittees with equal representation from both parties that have responsibility over development, regulatory, manufacturing and commercialization matters.
      Ultimate decision-making authority is vested in Eyetech as to some matters and in Pfizer as to other matters. A third category of decisions requires the approval of both Pfizer and Eyetech. Outside the United States, ultimate decision-making authority as to most matters is vested in Pfizer. Pfizer may terminate the collaboration relationship without cause upon six to 12 months’ prior notice, depending on when such notice is given. Any loss of Pfizer as a collaborator in the development or commercialization of Macugen, dispute over the terms of, or decisions regarding, the collaboration or other adverse development in Eyetech’s relationship with Pfizer would materially harm its business.

      To continue commercial success of Macugen, Eyetech’s sales and marketing organization must continue to work with Pfizer to implement its sales and marketing efforts. If they do not work together to implement their joint sales and marketing efforts their business will materially suffer.

Eyetech faces substantial competition with respect to sales of Macugen and expects competition with respect to other drugs that it may develop or commercialize. Such competition may result in others discovering, developing or commercializing competing products before or more successfully than it does.
      The commercialization and development of new drugs is highly competitive. Eyetech faces competition with respect to Macugen and expects competition with respect to any products it may commercialize or develop in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Eyetech’s competitors may develop products or other novel technologies that are more effective, safer or less costly than any that Eyetech is developing. Eyetech’s competitors may also obtain FDA or other regulatory approval for their products more rapidly than Eyetech may obtain approval for its products.
      Macugen currently competes against two therapies for the treatment of neovascular AMD: photodynamic therapy with verteporfin, which was developed by QLT, Inc. and is marketed by Novartis AG, and thermal laser treatment. PDT has also been combined with off-label steroid treatment administered via intravitreal injection. In the United States, PDT is FDA-approved only for the predominantly classic subtype of neovascular AMD, which Eyetech estimates to represent up to 25% of the market for subfoveal neovascular AMD. In the European Union, the only approved therapy is PDT, which is approved only for the predominantly classic and occult subtypes. In the United States, however, the Centers for Medicare & Medicaid Services, or CMS, implemented a decision in April 2004 to provide coverage for PDT to patients with neovascular AMD who have occult and minimally classic lesions that are four disc areas or less in size and show evidence of recent disease progression, even though the FDA has not approved PDT for such treatment. The current therapies for the treatment of DME are thermal laser treatment and steroid treatment administered via intravitreal injection, by physicians on an off-label basis. Unless additional therapies are approved, these existing therapies would represent the principal competition for Macugen in neovascular AMD and, if Macugen is approved for DME.
      Additional treatments for AMD and DME are in various stages of preclinical or clinical testing. If approved, these treatments would also compete with Macugen. Potential treatments in late stage clinical trials include drugs sponsored by a collaboration of Genentech and Novartis, Alcon, Inc., Allergan, Inc. through its acquisition of Oculex Pharmaceuticals, Inc., Eli Lilly and Company, Bausch & Lomb Incorporated, Regeneron Pharmaceuticals, Inc., Miravant Medical Technologies, and Genaera Corporation. Some of the sponsors of these potential products have announced favorable results from advanced clinical trials.
      The Genentech/ Novartis collaboration is developing an anti-VEGF humanized antibody fragment known as Lucentistm for intravitreal injection for which “fast track” designation from the FDA was denied. This product candidate may be viewed as particularly competitive with Macugen because of the similarity of its mechanism of action and recently announced results from two clinical studies. Genentech announced that results from a Phase III clinical study of Lucentistm for the treatment of minimally classic and occult subtypes of neovascular AMD met its primary efficacy endpoint of maintaining vision in patients and showed, on average, improvement in vision for treated patients over patients receiving a control regimen of a sham injection. Also, Genentech announced that preliminary results from a Phase I/II study of Lucentistm in combination with PDT for the treatment of predominantly classic subtype of neovascular AMD met its primary endpoint of maintaining vision and had, on average, a significant improvement in visual acuity from baseline to 12 months. Additional results from clinical studies for this product candidate are likely to be released later this year.
      In addition, an anecdotal case series with off-label use of Genentech’s product Avastin was recently reported. Avastin is the full-length antibody from which the Lucentistm product candidate is derived. Off-

label systemic and intravitreal administration of Avastin are being explored by clinicians for the treatment of patients with neovascular AMD. However, these physicians are not conducting formal randomized controlled trials.
      In addition, in May 2005, Alcon announced that it received an approvable letter from the FDA for its NDA for anecortave acetate, an angiostatic compound, for the treatment of predominantly classic neovascular AMD patients. Alcon previously received fast track, Pilot 1 program designation for this compound and recently announced that it was working with the FDA to determine the steps required for approval. This compound features a less invasive injectable delivery and requires less frequent administration (every six months). Further, Alcon is enrolling patients in two additional Phase III clinical trials, one in South America and one in Europe, comparing the safety and efficacy of Alcon’s compound against placebo in patients with all subtypes of neovascular AMD.
      Bausch & Lomb recently received FDA approval for a device surgically implanted inside the eye which slowly releases a dose of corticosteroid for use in the treatment of chronic non-infectious uveitis. This device is also being developed for the treatment of DME and neovascular AMD.
      Eli Lilly recently completed a Phase III clinical trial in which its investigational drug, ruboxistaurin mesylate (proposed brand name Arxxanttm) reduced the occurrence of vision loss in patients with diabetic retinopathy. As a result, Eli Lilly believes it is appropriate to submit a new drug application to the FDA at the end of 2005 for the treatment of diabetic retinopathy, the initial indication for ruboxistaurin. An ongoing clinical trial to determine the effect of ruboxistaurin on DME progression in patients with less severe diabetic retinopathy is expected to be complete in 2010.
      Other laser, surgical or pharmaceutical treatments for AMD and DME may also compete against Macugen in AMD and, if Macugen is approved for DME, in DME. Competitive therapies may affect product pricing even if Macugen is otherwise viewed as a preferable therapy. Future competitive products may have superior efficacy, improved safety and convenience or reduced frequency of administration compared to Macugen. Because Macugen is currently Eyetech’s only approved product, any product that arises with superior efficacy, improved safety and convenience or reduced frequency of administration compared to Macugen may have a material adverse affect on Eyetech’s business. Even the expectation that a competitive product may gain marketing approval to compete with Macugen may have a negative effect on the trading price of Eyetech’s common stock.
      Many of Eyetech’s competitors have substantially greater financial, technical and human resources than it has. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated by Eyetech’s competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields.
Eyetech’s product revenues are substantially dependent on a limited number of wholesale distributors to which it sells Macugen. Product revenues may fluctuate from quarter to quarter based on the buying patterns of these distributors.
      Eyetech sells Macugen primarily to three national pharmaceutical wholesale distributors located throughout the United States: McKesson Specialty, Priority Healthcare and Besse Medical. Eyetech’s reliance on this small number of wholesalers could cause revenues to fluctuate from quarter to quarter based on the buying patterns of these wholesalers. In addition, if any of these wholesalers fail to pay Eyetech on a timely basis or at all, its financial position and results of operations could be materially adversely affected.
Eyetech may not be successful in its efforts to expand its portfolio of products.
      A key element of Eyetech’s strategy is to commercialize a portfolio of new drugs in addition to Macugen. Eyetech is seeking to do so through its internal research programs and through licensing or otherwise acquiring the rights to potential new drugs and drug targets for the treatment of ophthalmic and other diseases.
      A significant portion of the research that Eyetech is conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not Eyetech ultimately identifies any candidates. Eyetech’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.
      Eyetech may be unable to license or acquire suitable product candidates or products from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in the ophthalmic and other fields. These established companies may have a competitive advantage over Eyetech due to their size, cash resources and greater clinical development and commercial capabilities. Other factors that may prevent Eyetech from licensing or otherwise acquiring suitable product candidates include the following:

•	Eyetech may be unable to license or acquire the relevant technology on terms that would allow it to make an appropriate return from the product;

•	companies that perceive Eyetech to be their competitors may be unwilling to assign or license their product rights to Eyetech ; or

•	Eyetech may be unable to identify suitable products or product candidates within its areas of expertise.
      If Eyetech is unable to develop suitable potential product candidates through internal research programs or by obtaining rights to novel therapeutics from third parties, its business will suffer.
Eyetech expects to depend on collaborations with third parties to develop and commercialize its products.
      Eyetech’s business strategy includes entering into collaborations with corporate and academic collaborators for the research, development and commercialization of additional product candidates, such as its collaborations with Pfizer and Archemix. These arrangements may not be scientifically or commercially successful. The termination of these arrangements might adversely affect Eyetech’s ability to develop, commercialize and market its products.
      The success of Eyetech’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Eyetech’s collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that Eyetech faces in connection with these collaborations, including its collaboration with Pfizer, include the following:

•	Eyetech’s collaboration agreements are, or are expected to be, for fixed terms and subject to termination under various circumstances, including, in many cases, on short notice without cause;

•	Eyetech expects to be required in its collaboration agreements not to conduct specified types of research and development in the field that is the subject of the collaboration. These agreements may have the effect of limiting the areas of research and development that Eyetech may pursue, either alone or in cooperation with third parties;

•	Eyetech’s collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with its products that are the subject of the collaboration with it; and

•	Eyetech’s collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of Eyetech’s products to reach their potential could be limited if its collaborators decrease or fail to increase spending relating to such products.
      Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Such terminations or expirations can adversely affect Eyetech financially as well as harm its business reputation.
Eyetech may not be successful in establishing additional collaborations, which could adversely affect its ability to develop and commercialize products and services.
      An important element of Eyetech’s business strategy is entering into collaborations for the development and commercialization of products when it believes that doing so will maximize product value. If Eyetech is unable to reach agreements with suitable collaborators, it may fail to meet its business objectives for the affected product or program. Eyetech faces significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex to negotiate and time consuming to document. Eyetech may not be successful in its efforts to establish additional collaborations or other alternative arrangements. The terms of any additional collaborations or other arrangements that Eyetech establishes may not be favorable to it. Moreover, these collaborations or other arrangements may not be successful.
Eyetech currently has no operational manufacturing facilities for Macugen and a limited number of manufacturing personnel. Eyetech depends on third parties to manufacture Macugen. If these manufacturers fail to meet its requirements, Eyetech’s product development and commercialization efforts may be materially harmed.
      Eyetech has a limited number of personnel with experience in commercial manufacturing, and it does not own or lease any facilities that currently manufacture Macugen or any component of Macugen. In November 2004, Eyetech acquired a manufacturing facility in Boulder, Colorado that it plans to develop to use as a second source of supply for the API of Macugen, but that facility is not currently operational for such purpose. Accordingly, unless or until Eyetech develops or acquires manufacturing capabilities, it will depend on third parties to manufacture Macugen and any future products that it may develop.
      Eyetech relies on separate single sources for the API used in Macugen, the fill and finish for the finished drug product and the PEGylation reagent. There is no assurance that these manufacturers will continue to produce an uninterrupted supply of material to meet Eyetech’s requirements. Other sources for these products and services could be available to Eyetech, but may be available on terms less favorable to it and may delay its manufacturing activities.
      Eyetech believes it will have sufficient capacity to supply the API and to manufacture Macugen to meet anticipated demand through the first quarter of 2007. In order to sustain Macugen supply at the quantities Eyetech believes it will be necessary to meet anticipated future market demand, Eyetech and its contract manufacturer will need to increase the manufacturing capacity for the API of Macugen. Eyetech initially intends to increase manufacturing capacity for the API of Macugen at its contract manufacturing facility. Eyetech has also begun to invest in its Boulder site to prepare the facility to become a second source for commercial scale production of the API of Macugen.
      In addition, Eyetech is currently working to increase the capacity for finished product manufacturing at the third party contract manufacturer’s facility. Eyetech has also committed to, and has begun to, modify its finished product manufacturing and packaging operation in accordance with FDA post-approval requirements at its third party fill and finish contractor’s facility. Some of these improvements require the use of newer technologies, and may increase the demand for API. If Eyetech is unable to increase its manufacturing capacity or is delayed in doing so, it may not be able to produce Macugen in a sufficient quantity of the product to meet anticipated future demand. In addition, the cost of increasing manufacturing capacity may be expensive. Eyetech’s revenues and gross margins could be adversely affected by any inability to meet demand and by the increased cost in increasing manufacturing capacity.
      Reliance on third party manufacturers entails risks to which Eyetech would not be subject if it manufactured products itself, including:

•	reliance on the third party manufacturers for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond its control; and

•	the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for Eyetech.
The manufacture and packaging of pharmaceutical products such as Macugen are subject to the requirements of the FDA and similar foreign regulatory bodies. If Eyetech or its third party manufacturers fails to satisfy these requirements, its product development and commercialization efforts may be materially harmed.
      The manufacture and packaging of pharmaceutical products, such as Macugen and Eyetech’s future product candidates, are regulated by the FDA and similar foreign regulatory bodies and must be conducted in accordance with the FDA’s current good manufacturing practices and comparable requirements of foreign regulatory bodies. There are a limited number of manufacturers that operate under these current good manufacturing practices regulations who are both capable of manufacturing Macugen and willing to do so. Failure by Eyetech (including in connection with the development of its Boulder manufacturing facility) or its third party manufacturers to comply with applicable regulations, requirements, or guidelines could result in sanctions being imposed on it, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of its products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect Eyetech’s business. For example, as part of the application filed by Pfizer for the use of Macugen in the treatment of neovascular AMD in Europe, the facilities used at each stage of the manufacturing process for Macugen were inspected and approved by the European regulatory authorities.
      Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third party manufacturer, require prior FDA review and/or approval of the manufacturing process and procedures in accordance with the FDA’s current good manufacturing practices. This review may be costly and time consuming and could delay or prevent the launch of a product or the use of a facility to manufacture a product. For example, if after the development of Eyetech’s Boulder manufacturing facility, it moves the manufacturing of the API for Macugen to its facility in Boulder and it cannot establish, to the satisfaction of the FDA, that the products manufactured at the new site are comparable to those manufactured at the initial site, Eyetech may not obtain or may be delayed in obtaining approval to manufacture the API in Boulder. In addition, if it elects to manufacture products at the facility of another third party, Eyetech would need to ensure that the new facility and the manufacturing process are in substantial compliance with current good manufacturing practices. Any such change in facility would be subject to a pre-approval inspection by the FDA and the FDA would again require Eyetech to demonstrate product comparability. Foreign regulatory agencies have similar requirements.
      The FDA and similar foreign regulatory bodies may also implement new standards, or change their interpretation and enforcement of existing standards and requirements, for manufacture, packaging or testing of products at any time. If it is unable to comply, it may be subject to regulatory, civil actions or penalties which could significantly and adversely affect its business. For example, as a result of a post-approval commitment to the FDA to improve the control and environment for Eyetech’s finished drug product, it may need to change the final presentation or packaging for Macugen. Such a change may lead to an increase in cost of goods.

Macugen and Eyetech’s other potential products may not be commercially viable if Eyetech fails to obtain an adequate level of reimbursement for these products by Medicare and other third party payors. The markets for Eyetech’s products may also be limited by the indications for which their use may be reimbursed or the frequency in which they may be administered.
      The availability and levels of reimbursement by governmental and other third party payors affect the market for products such as Macugen and others that Eyetech may develop. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In some foreign countries, particularly Canada and the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Eyetech may be required to conduct a clinical trial that compares the cost-effectiveness of its products, including Macugen, to other available therapies. If reimbursement for its products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, Eyetech’s business could be materially harmed.
      Because most persons suffering from neovascular AMD are elderly, Eyetech expects that coverage for Macugen in the United States will be primarily through the Medicare program. Although drugs that are not usually self-administered are ordinarily covered by Medicare, the Medicare program has taken the position that it can decide not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. In February 2005, CMS determined that, effective January 1, 2005, Macugen’s Medicare reimbursement will be average sales price plus six percent. By February 28, 2005, Medicare carriers of all 50 states confirmed Macugen reimbursement, according to the FDA label, without restrictions. However, Eyetech’s business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to subsequently make a determination to deny or limit the reimbursement of Macugen. Eyetech’s business also could be adversely affected if physicians are not reimbursed by Medicare for the cost of the procedure in which they administer Macugen on a basis satisfactory to the administering physicians. Also, if the local contractors that administer the Medicare program are slow to reimburse physicians for Macugen, the demand for Macugen may decrease and Eyetech’s business could be adversely affected.
      Eyetech also will need to obtain approvals for reimbursement of Macugen from private insurers, including managed care organizations. Eyetech expects that private insurers will consider the efficacy, cost-effectiveness and safety of Macugen in determining whether and at what level to approve reimbursement for Macugen therapy. Obtaining these approvals can be a time consuming and expensive process. Eyetech’s business would be materially adversely affected if it did not receive approval for reimbursement of Macugen from private insurers on a satisfactory basis.
      Eyetech’s business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which Macugen will be reimbursed to a smaller set than it believes is effective in treating or establish a limitation on the frequency with which Macugen may be administered that is less often than Eyetech believes would be effective.
      Eyetech expects to experience pricing pressures in connection with the sale of Macugen and its future products due to the trend toward programs aimed at reducing healthcare costs, the increasing influence of health maintenance organizations and additional legislative proposals.
The 2003 Medicare prescription drug coverage legislation, The Medicare Prescription Drug Improvement and Modernization Act, or the MMA, and future legislative or regulatory reform of the healthcare system may affect Eyetech’s ability to sell its products profitably.
      In both the United States and some non-U.S. jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Eyetech’s ability to sell its products profitably. In the United States, new legislation may be proposed at the federal and state levels that would result in significant changes to the healthcare system, either nationally or at the state level. Effective January 2004, the MMA changed the methodology used to calculate reimbursement for drugs such as Macugen that are administered in physicians’ offices in a manner intended to reduce the amount that is subject to reimbursement. In addition, beginning in January 2006, the legislation directs the Secretary of HHS to contract with procurement organizations to purchase physician-administered drugs from the manufacturers and provides physicians with the option to obtain drugs through these organizations as an alternative to purchasing from the manufacturers, which some physicians may find advantageous. These changes may also cause private insurers to reduce the amounts that they will pay for physician-administered drugs. In addition, CMS, the agency within HHS that administers Medicare and is responsible for reimbursement of the cost of Macugen, has asserted the authority of Medicare not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries or to cover them at a lesser rate, comparable to that for drugs already reimbursed that CMS considers to be therapeutically comparable. Further federal and state proposals and healthcare reforms are likely. Eyetech’s results of operations could be materially adversely affected by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other healthcare reforms that may be enacted or adopted in the future.
Eyetech faces the risk of product liability claims and may not have adequate insurance coverage.
      Eyetech’s business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of drugs and related products. Claims that one or more of Eyetech’s products harms people, regardless of the merits, could be costly, divert its management’s attention and adversely affect its reputation and demand for its products.
      Eyetech currently has product liability insurance that covers liability arising from its clinical trials and product sold up to a $20 million annual aggregate limit. Insurance coverage is increasingly expensive. Eyetech may not have and it may not be able to maintain adequate protection against potential liabilities. If Eyetech is unable to maintain insurance at acceptable cost or otherwise protect against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect its business and financial position. These liabilities could prevent or interfere with its product development and commercialization efforts.
Eyetech depends on third parties in the conduct of its clinical trials for Macugen and any failure of those parties to fulfill their obligations could adversely affect Eyetech’s development and commercialization plans.
      Eyetech depends on independent clinical investigators, contract research organizations and other third party service providers in the conduct of its ongoing clinical trials for Macugen and expects to do so with respect to other product candidates. Eyetech relies heavily on these parties for successful execution of its clinical trials, but does not control many aspects of their activities. For example, the clinical investigators are not Eyetech employees. However, Eyetech is responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan, protocols and regulatory standards for good clinical practice for the trial. Third parties may not complete activities on schedule, or may not conduct Eyetech’s clinical trials in accordance with regulatory requirements or its stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development and commercialization of additional indications for Macugen and future product candidates.
If Eyetech’s clinical trials generate data that are not as favorable as historical data, Eyetech’s clinical trials are viewed as unsuccessful, or if Eyetech experiences significant delays in these trials, its ability to further commercialize Macugen and its future product candidates will be impaired.
      Eyetech must provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate that its product candidates are safe and effective for each target indication before they can be approved for commercial distribution. The preclinical testing and clinical trials of any product candidates that Eyetech develops must comply with regulations by numerous federal, state and local government authorities in the United States, principally the FDA, and by similar agencies in other countries. Clinical development is a long, expensive and uncertain process and is subject to delays. Eyetech may encounter delays or rejections based on its inability to enroll or keep enrolled enough patients to complete its clinical trials, especially as new competitors are approved to enter into the market. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study.
      Although Eyetech has not to date experienced any significant delays in enrolling clinical trial patients for its ongoing clinical trials, delays in patient enrollment for future trials may result in increased costs and delays, which could have a harmful effect on its ability to develop products. For example, Eyetech is enrolling patients in a Phase II clinical trial for the use of Macugen in the treatment of RVO, a Phase IV combination trial with Macugen and Visudyne versus Macugen alone and a Phase II/ III pivotal trial with Macugen in the treatment of DME. Eyetech may also commence additional clinical trials.
      It may take several years to complete the testing of a product, and failure can occur at any stage of testing. For example:

•	interim results of preclinical or clinical studies are not necessarily predictive of their final results, and acceptable results in early studies might not be seen in later studies, in large part because earlier phases of studies are often conducted on smaller groups of patients than later studies, and without the same trial design features, such as randomized controls and long-term patient follow-up and analysis;

•	potential products that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the products may be ineffective, less effective than products of Eyetech’s competitors or cause harmful side effects;

•	any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	negative or inconclusive results from a preclinical study or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA can place a hold on a clinical trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•	Eyetech may encounter delays or rejections based on changes in regulatory agency policies during the period in which it develops a drug or the period required for review of any application for regulatory agency approval;

•	Eyetech’s clinical trials may not demonstrate the safety and efficacy needed for its products to receive regulatory approval; and

•	Eyetech’s FDA-required post-marketing safety trials may identify new, more frequent, or more serious adverse events than those previously characterized, which may limit product acceptance.
      In addition, as part of the drug approval process, Eyetech must conduct a comprehensive assessment of the carcinogenic, or cancer causing, potential of its product candidates. Eyetech’s testing of Macugen to date indicates that the product’s carcinogenic potential is low. As part of Eyetech’s approval process with the FDA for the use of Macugen in the treatment of neovascular AMD, Eyetech was not required to conduct further carcinogenicity testing of Macugen. Eyetech does not currently anticipate that it will be required to conduct additional carcinogenicity testing of Macugen prior to any approval of Macugen’s use in the treatment of DME.

      If Eyetech is required to conduct additional clinical trials or other studies of Macugen for use in the treatment of DME or RVO beyond those that it currently contemplates, if it is unable to successfully complete its clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, Eyetech may be delayed in obtaining marketing approval for Macugen for such indications, Eyetech may not be able to obtain marketing approval for such indications or it may obtain approval that is not as broad as intended. Eyetech’s product development costs will also increase if it experiences delays in testing or approvals. Significant clinical trial delays could allow its competitors to bring products to market before it does and impair its ability to commercialize its products or potential products. If any of this occurs, Eyetech’s business will be materially harmed.
      Furthermore, Eyetech’s future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Eyetech’s obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on Eyetech’s business. The FDA and other regulatory authorities may not approve any future product that Eyetech may develop. The FDA may not approve Macugen for any additional indications.
The “fast track” designation for development of Macugen in DME may not actually lead to a faster development or regulatory review or approval process.
      If a drug candidate is intended for the treatment of a serious or life-threatening condition and the drug candidate demonstrates the potential to address unmet medical needs for this condition, the drug candidate sponsor may apply for FDA “fast track” designation. The fast track classification does not apply to the candidate alone, but applies to the combination of the candidate and the specific indication or indications for which it is being studied. The FDA’s fast track programs are designed to facilitate the clinical development and evaluation of the drug candidate’s safety and efficacy for the fast track indication or indications. Marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the fast track designation does not assure such qualification.
      Eyetech obtained, and received marketing approval from the FDA after, a fast track designation from the FDA for Macugen in the treatment of neovascular AMD. Eyetech also has a fast track designation from the FDA for Macugen in the treatment of DME. However, Eyetech’s fast track designation with respect to DME may be withdrawn by the FDA if it believes that the designation is no longer supported by data from Eyetech’s clinical development program. Further, Eyetech may not experience a faster development process, review or approval with respect to any application it may file with respect to the use of Macugen in the treatment of DME compared to conventional FDA procedures.
Eyetech may not be able to obtain marketing approval for any other product resulting from its development efforts. Failure to obtain additional approvals could materially harm its business.
      The use of Macugen for the treatment of indications other than neovascular AMD and other products that Eyetech is developing or may develop in the future will require additional research and development and regulatory approval prior to commercial launch. The research and development work that Eyetech must perform will include extensive preclinical studies and clinical trials. Eyetech will be required to obtain an investigational new drug application, or IND, prior to initiating human clinical trials in the United States and must obtain regulatory approval prior to any commercial distribution. This process is expensive, uncertain and lengthy, often taking a number of years until a product is approved for commercial distribution. While Eyetech has received regulatory approval to market Macugen in the United States for use in the treatment of neovascular AMD, failure to obtain required regulatory approvals for other uses of Macugen or for other products could materially harm its business.
      Eyetech may need to successfully address a number of technological challenges in order to complete the development of Macugen for other indications or any of its future products, such as manufacturing process validation and product specification testing.

      In addition, administration of a drug via intravitreal injection is a new method for the potentially long-term treatment of chronic eye disease. As a result, as Eyetech experienced with the FDA prior to the approval of Macugen in the United States, regulatory agencies may apply new standards for safety, manufacturing, packaging and distribution of drugs using this mode of administration. It may be time consuming or expensive for Eyetech to comply with these standards. Non-U.S. regulatory authorities may also apply new standards, which may preclude Macugen from being approved in other jurisdictions. This could also increase Eyetech’s commercialization costs, possibly materially.
      Furthermore, Eyetech’s future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Eyetech’s obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on its business. The FDA and other regulatory authorities may not approve any product that Eyetech develops.
Macugen and any future products could be subject to restrictions or withdrawal from the market and Eyetech may be subject to penalties if it fails to comply with regulatory requirements, or if it experiences unanticipated problems with its products after approval.
      Macugen, or any other product for which Eyetech obtains marketing approval, along with the manufacturing processes, post-approval clinical data, advertising and promotional activities for such product, will be subject to continuing requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, such as the FDA’s approval of Macugen in December 2004 for the treatment of neovascular AMD, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. For example, as part of the FDA’s approval of Macugen for use in the treatment of neovascular AMD, the FDA asked Eyetech to:

•	provide subsequent information on the potential degenerative effects on the neurosensory retina based on a study of at least two years and adverse effects on the corneal endothelium based on a study of at least one year;

•	provide safety and efficacy data from a clinical study of at least two years of at least two additional doses of Macugen below the approved dose of 0.3 mg for neovascular AMD; and

•	strengthen controls relative to the Macugen packaging components and operations.
      Furthermore, new information may arise from Eyetech’s ongoing or new clinical trials or continuing analysis of the data from Eyetech’s clinical trials that may be viewed as less favorable than previous data.
      Later discovery of previously unknown problems with Eyetech’s products, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, such as the post-approval commitments outlined above, may result in:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recall;

•	fines;

•	suspension of regulatory approvals;

•	requests from the FDA or other agencies for additional information from Eyetech or data from additional clinical trials;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

      Eyetech may be slow to adapt, or it may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.
Failure to obtain regulatory approval in foreign jurisdictions would prevent Eyetech from marketing its products abroad.
      Eyetech intends to have its products marketed outside the United States. In order to market its products in the European Union and many other non-U.S. jurisdictions, Eyetech must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In the case of Macugen, Pfizer has responsibility to obtain regulatory approvals outside the United States, and Eyetech depends on Pfizer to obtain these approvals. Pfizer has filed new drug applications for Macugen with the EMEA, which covers 25 countries. Applications are also currently pending in an additional eight countries. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. Eyetech may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Eyetech and its collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market. The failure to obtain these approvals could materially adversely affect Eyetech’s business, financial condition and results of operations.
If Eyetech is unable to obtain and maintain protection for the intellectual property incorporated into its products, the value of Eyetech’s technology and products will be adversely affected.
      Eyetech’s success will depend in large part on its ability or the ability of its licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into its products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither Eyetech nor its licensors may be able to obtain additional issued patents relating to its technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit Eyetech’s ability to stop competitors from marketing similar products or limit the length of term of patent protection Eyetech may have for its products. In addition, Eyetech’s patents and its licensors’ patents also may not afford Eyetech protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither Eyetech nor its licensors can be certain that Eyetech or they were the first to make the inventions claimed in issued patents or pending patent applications, or that Eyetech or they were the first to file for protection of the inventions set forth in these patent applications.
If Eyetech fails to comply with its obligations in the agreements under which it licenses development or commercialization rights to products or technology from third parties, Eyetech could lose license rights that are important to its business.
      Eyetech is a party to a number of technology licenses that are important to its business and expect to enter into additional licenses in the future. For example, Eyetech holds licenses from Gilead Sciences, Nektar Therapeutics and Isis Pharmaceuticals under patents relating to Macugen. These licenses impose various commercialization, milestone payment, royalty, insurance and other obligations on Eyetech. If Eyetech fails to comply with these obligations, the licensor may have the right to terminate the license, in which event Eyetech would not be able to market products, such as Macugen, that may be covered by the license.

If Eyetech is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.
      In addition to patented technology, Eyetech relies upon unpatented proprietary technology, processes, and know-how. Eyetech seeks to protect this information in part by confidentiality agreements with its employees, consultants and third parties. These agreements may be breached, and Eyetech may not have adequate remedies for any such breach. In addition, Eyetech’s trade secrets may otherwise become known or be independently developed by competitors.
Third parties may own or control patents or patent applications that could be determined to be infringed by Eyetech’s technologies, drug targets or potential products. This could cause Eyetech to become involved in expensive patent litigation or other proceedings, which could result in Eyetech incurring substantial costs and expenses and liability for damages. This could also require Eyetech to seek licenses, which could increase its development and commercialization costs. In either case, this could require Eyetech to stop some of its development and commercialization efforts.
      Eyetech may not have rights under some patents or patent applications that could be determined to be infringed by technologies that it uses in its research, drug targets that Eyetech selects or product candidates that it seeks to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against Eyetech or its collaborators that would cause Eyetech to incur substantial expenses and, if successful against Eyetech, could cause it to pay substantial damages. Further, if a patent infringement suit were brought against Eyetech or its collaborators, Eyetech or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.
      As a result of patent infringement claims, or in order to avoid potential claims, Eyetech or its collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Eyetech or its collaborators were able to obtain a license, the rights may be nonexclusive, which would give Eyetech’s competitors access to the same intellectual property. Ultimately, Eyetech could be prevented from commercializing a product, or be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement claims, Eyetech or its collaborators are unable to enter into licenses on acceptable terms. This could harm Eyetech’s business significantly.
      There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to the possibility of infringement claims against it, Eyetech may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to its products and technology. The cost to Eyetech of any patent litigation or other proceeding, even if resolved in its favor, could be substantial. Some of Eyetech’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Eyetech can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Eyetech’s ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This proxy statement/ prospectus and the documents incorporated into this proxy statement/ prospectus by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of OSI and Eyetech. When OSI or Eyetech uses words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “could,” “should,” “may,” “likely,” “projects” or the negative of such terms or other similar expressions, OSI and Eyetech are making forward-looking statements. In addition, forward-looking statements include the information concerning possible or assumed future results of operations of OSI or Eyetech, including those set forth under the sections entitled:

•	“Questions and Answers About the Merger;”

•	“Summary;”

•	“Risk Factors;”

•	“Selected Unaudited Pro Forma Financial Information;” and

•	“Background and Reasons for the Merger.”
      These forward-looking statements are subject to important risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements in relation to items, including but not limited to:

•	the possibility that the proposed merger will not close or that the closing will be delayed due to antitrust regulatory review or other factors;

•	the challenges and costs of assimilating the operations and personnel of Eyetech into OSI;

•	competitive factors, including pricing pressures;

•	reaction of customers of OSI and Eyetech and related risks of maintaining pre-existing relationships of Eyetech;

•	adverse changes in general economic or market conditions;

•	proposed clinical development of product candidates;

•	anticipated business strategies;

•	sufficiency of resources to fund operating and capital requirements;

•	intentions to introduce new product candidates;

•	agreements and relationships with third parties including collaborators, manufacturers and suppliers;

•	future capital expenditures;

•	the ability to conduct clinical trials and obtain regulatory approval;

•	operating cash burn rates; and

•	other one-time events and other important factors.
      For a discussion of some of these important factors, you should read carefully the section of this proxy statement/ prospectus entitled “Risk Factors” beginning on page 15. Except for OSI’s and Eyetech’s ongoing obligations to disclose material information under the federal securities laws, OSI and Eyetech disclaim any obligation to update any forward-looking statements after the date of this proxy statement/ prospectus.

SPECIAL MEETING OF EYETECH’S STOCKHOLDERS
      This proxy statement/ prospectus is being furnished to holders of Eyetech’s common stock as part of the solicitation of proxies by Eyetech’s board of directors for use at the special meeting of Eyetech’s stockholders.
Date, Time and Place of the Special Meeting
      The special meeting of Eyetech’s stockholders will be held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 399 Park Avenue, 31st Floor, New York, New York 10022, on                     , 2005, at                     , local time.
Purpose of the Special Meeting
      The purpose of the special meeting is:

•	to consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of August 21, 2005, among OSI, Merger EP, a wholly-owned subsidiary of OSI, and Eyetech, a copy of which is attached as Annex A to this proxy statement/ prospectus;

•	if necessary, to approve a proposal to adjourn the special meeting to solicit additional proxies in favor of the adoption of the merger agreement; and

•	to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof, including to consider any procedural matters incident to the conduct of the special meeting.
Recommendation of Eyetech’s Board of Directors
      The Eyetech board of directors has reviewed and considered the terms and conditions of the proposed merger. Based on its review, Eyetech’s board of directors has unanimously approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Eyetech and its stockholders. Accordingly, Eyetech’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.
Record Date and Outstanding Stock Entitled to Vote
      The holders of record of shares of Eyetech’s common stock as of the close of business on                      , 2005, which is the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. On the record date, there were approximately                      shares of Eyetech’s common stock outstanding held by approximately                     stockholders of record.
Quorum
      A quorum of Eyetech’s stockholders is necessary to have a valid stockholders’ meeting. The required quorum for the transaction of business at the special meeting is the presence (in person or by proxy) of the holders of a majority of the shares of Eyetech’s common stock issued and outstanding as of the record date and entitled to vote at the meeting. Both abstentions and broker “non-votes” will be counted as present for purposes of determining the existence of a quorum. If a quorum is not present at the special meeting, Eyetech currently expects that it will adjourn or postpone the special meeting to solicit additional proxies.
Vote Required
      The adoption of the merger agreement requires the affirmative vote of holders of a majority of the shares of Eyetech’s common stock outstanding on the record date and entitled to vote at the special meeting.

      Each holder of a share of Eyetech’s common stock is entitled to one vote per share. A stockholder’s failure to vote his, her or its proxy or to vote in person will have the same effect as a vote “AGAINST” adoption of the merger agreement.
      The approval of a proposal to adjourn the special meeting would require the affirmative vote of the holders of a majority of the shares of Eyetech’s common stock present in person or by proxy and entitled to vote at the special meeting. A stockholder’s failure to vote his, her or its proxy or to vote in person will have no effect on the approval of the adjournment proposal. An abstention, however, will have the same effect as a vote “AGAINST” adjournment of the special meeting.
      Brokers or other nominees who hold shares of Eyetech’s common stock in “street name” for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. These non-voted shares of Eyetech common stock will not be counted as votes cast or shares voting and will have the same effect as votes “AGAINST” adoption of the merger agreement. However, these non-voted shares will have no effect on any proposal to adjourn the special meeting.
Voting Agreements
      At OSI’s request, Dr. David Guyer, Chief Executive Officer of Eyetech, and JPMP have each entered into a voting agreement with OSI. These voting agreements are substantially in the form of the voting agreement included as Exhibit A to the merger agreement that is attached as Annex A to this proxy statement/prospectus. Pursuant to these voting agreements, these stockholders have agreed, among other things:

•	to cause his or its shares of Eyetech’s common stock to be counted as present at the special meeting for the purpose of establishing a quorum;

•	to vote his or its shares of Eyetech’s common stock in favor of the adoption of the merger agreement; and

•	to vote his or its shares of Eyetech’s common stock against any Competing Proposal to acquire Eyetech.
      The stockholders signing these voting agreements together represent approximately        % of the outstanding shares of Eyetech’s common stock on the record date for the special meeting.
      If the merger agreement is terminated for any reason, including by Eyetech if Eyetech’s board of directors has approved or recommended a Competing Proposal to acquire Eyetech, the voting agreements will also terminate. The voting agreement between JPMP and OSI will also terminate if, at any time prior to the consummation of the merger, Eyetech’s board of directors withdraws or modifies, or publicly proposes or resolves to withdraw or modify, its recommendation that its stockholders vote for the adoption of the merger agreement at the special meeting, in a manner adverse to OSI or Merger EP, including any modification reflecting that Eyetech’s board of directors no longer unanimously recommends or supports the adoption of the merger agreement by its stockholders at the special meeting.
Voting
      Holders of record of Eyetech’s common stock may vote their shares by attending the special meeting and voting their shares of Eyetech’s common stock in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. All shares of Eyetech’s common stock represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holder. If a written proxy card is signed by a stockholder and returned without instructions, the shares of Eyetech’s common stock represented by the proxy will be voted “FOR” adoption of the merger agreement and “FOR” approval of any proposal to adjourn the special meeting to solicit additional proxies in favor of the adoption of the merger agreement.

      Stockholders who have questions or requests for assistance in completing and submitting proxy cards should contact MacKenzie Partners, Inc., Eyetech’s proxy solicitor, toll free at (800) 322-2885.
      Stockholders who hold their shares of Eyetech’s common stock in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the special meeting.
Revocability of Proxies
      You may change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of the following three ways:

•	you can send a written, dated notice to Eyetech Pharmaceuticals, Inc., 3 Times Square, 12th Floor, New York, New York 10036, Attention: Legal Department, stating that you would like to revoke your proxy;

•	you can complete, date and submit a new proxy card; or

•	you can attend the special meeting and vote in person.
      Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.
Solicitation of Proxies
      In addition to solicitation by mail, Eyetech’s directors, officers and employees may solicit proxies by telephone, other electronic means or in person. Eyetech’s directors, officers and employees will not receive any additional compensation for their services, but Eyetech will reimburse them for their out-of-pocket expenses. Eyetech will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement/ prospectus to the beneficial owners of shares of Eyetech’s common stock and in obtaining voting instructions from those owners. OSI and Eyetech will pay all expenses of filing, printing and mailing this proxy statement/ prospectus.
      Eyetech has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies by mail, telephone or other electronic means, or in person, for a fee of approximately $7,000 plus expenses relating to the solicitation.
Proposal to Approve Adjournment of the Special Meeting
      Eyetech is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Eyetech may not have received sufficient votes to adopt the merger agreement by the time of the special meeting. In that event, Eyetech would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder vote to adopt the merger agreement. Any other adjournment of the special meeting (for example, an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. Eyetech’s board of directors retains full authority to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any of its stockholders.
      The approval of a proposal to adjourn the special meeting would require the affirmative vote of the holders of a majority of the shares of Eyetech’s common stock present in person or by proxy and entitled to vote at the special meeting. A stockholder’s failure to vote his, her or its proxy or to vote in person will have no effect on the approval of the adjournment proposal. An absention, however, will have the same effect as a vote “AGAINST” adjournment of the special meeting.

      Eyetech’s board of directors recommends that you vote “FOR” the adjournment proposal so that proxies may be used for that purpose, should it become necessary. Properly executed proxies will be voted “FOR” the adjournment proposal, unless otherwise noted on the proxies. If the special meeting is adjourned, Eyetech is not required to give notice of the time and place of the adjourned meeting unless Eyetech’s board of directors fixes a new record date for the special meeting.
Other Business
      Eyetech is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this proxy statement/ prospectus. Under Eyetech’s by-laws, business transacted at the special meeting is limited to matters relating to the purposes stated in the notice of special meeting, which is provided at the beginning of this proxy statement/ prospectus. If other matters do properly come before the special meeting, or at any adjournment or postponement of the special meeting, Eyetech intends that shares of its common stock represented by properly submitted proxies will be voted by and at the discretion of the persons named as proxies on the proxy card. In addition, the grant of a proxy will confer discretionary authority on the persons named as proxies on the proxy card to vote in accordance with their best judgment on procedural matters incident to the conduct of the special meeting.
Appraisal Rights
      Under the Delaware General Corporation Law, holders of Eyetech’s common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the procedures under the Delaware General Corporation Law explained in this proxy statement/ prospectus. For more information about appraisal rights, see “The Merger and The Merger Agreement — Appraisal Rights” beginning on page 79 and the provisions of Section 262 of the Delaware General Corporation Law attached to this proxy statement/ prospectus as Annex C.

BACKGROUND AND REASONS FOR THE MERGER
Background
      In March 2005, Dr. Colin Goddard, Chief Executive Officer of OSI, and Dr. David Guyer, Chief Executive Officer of Eyetech, first met each other at a meeting of the board of the New York Biotechnology Association. Thereafter, Drs. Goddard and Guyer began to explore the possibility of Dr. Goddard joining the Eyetech board of directors.
      On May 10, 2005, Dr. Goddard met with members of Eyetech’s senior management and select members of the Eyetech board of directors to be interviewed for a possible Eyetech board of directors seat.
      On May 19, 2005, Drs. Goddard and Guyer met again to continue their discussions regarding Dr. Goddard joining the Eyetech board of directors. At that meeting, Dr. Goddard introduced the possibility of a transaction between OSI and Eyetech.
      After that meeting, Dr. Guyer informed members of the Eyetech board of his discussions with Dr. Goddard regarding a potential transaction. On June 15, 2005, at a special meeting of Eyetech’s board of directors to discuss several matters, the Eyetech board authorized a committee to work with Eyetech management to explore the unsolicited interest in Eyetech. During June 2005, Dr. Guyer and members of Eyetech’s senior management continued exploratory discussions with OSI and regularly reported to this committee on the status of their discussions with OSI.
      On June 15, 2005, at a regular meeting of OSI’s board of directors, senior management of OSI briefed the board of directors on the preliminary discussions with Eyetech as part of an ongoing strategic discussion on how best to pursue a goal of building OSI around OSI’s flagship product, Tarceva, into a scientifically diversified and financially strong biopharmaceutical company. The OSI board of directors authorized management to continue discussions with Eyetech. The board of directors also authorized management to engage L.E.K. Consulting to assist in OSI’s analysis of the potential transaction. OSI did thereafter engage L.E.K. Consulting to assist OSI management in conducting extensive scientific due diligence and market research, including interviews with over 50 retinal specialists in academic and community practice on the AMD and DME opportunities for Macugen and the competitive threat of Lucentistm and Avastintm (bevacizumab) to Macugen and to assist OSI management in the preparation of various models, based on a range of assumptions relating to potential Macugen market penetration and resulting revenues, which models, along with findings from the scientific due diligence exercise, later served as part of the basis of OSI’s board’s deliberations on the proposed transaction, including the determination of an appropriate offer price.
      On June 22, 2005, Dr. Goddard and Mr. Michael Atieh, Executive Vice President and Chief Financial Officer of OSI, met with the committee of the Eyetech board of directors where they discussed the potential for a transaction between OSI and Eyetech.
      On June 24, 2005, Dr. Goddard and Mr. Atieh met with Dr. Guyer and Mr. Glenn Sblendorio, Chief Financial Officer of Eyetech, where they discussed the process by which information regarding each party would be provided by the other party.
      On June 27, 2005, Drs. Goddard and Guyer had a phone conversation regarding Eyetech’s interest in exploring a transaction with OSI.
      On June 28, 2005, the committee of Eyetech’s board of directors, together with representatives of Eyetech’s senior management and Merrill Lynch, discussed Eyetech’s alternatives on how to proceed with potential transaction discussions with OSI.
      On July 5, 2005, Drs. Goddard and Guyer met and discussed further the potential for a transaction between OSI and Eyetech.
      On July 6, 2005, OSI and Eyetech entered into a confidentiality agreement. Beginning on July 7, 2005, representatives of OSI and Eyetech began conducting their due diligence with respect to one another.

      On July 7, 2005, OSI entered into an engagement letter with Bear Stearns & Co. Inc. under which OSI engaged Bear Stearns as its exclusive financial advisor in connection with the potential acquisition of Eyetech.
      On July 7, 2005, a meeting was held at the offices of Eyetech’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, or Wilmer Hale. In attendance at the meeting were representatives of OSI’s senior management, Eyetech’s senior management, Merrill Lynch, Wilmer Hale, Bear Stearns, OSI’s financial advisor, L.E.K. Consulting, an advisor to OSI, Mintz Levin Cohn Ferris Glovsky and Popeo PC, or Mintz Levin, OSI’s counsel, and KPMG LLP, OSI’s accounting firm. At the meeting, members of Eyetech’s management made a presentation concerning Eyetech’s business to OSI and its advisors.
      On July 8, 2005, another meeting with substantially the same attendees was held at the offices of Wilmer Hale. At this meeting, members of OSI’s management made a presentation concerning OSI’s business to Eyetech and its advisors.
      On July 8, 2005 Eyetech entered into an engagement letter with Merrill Lynch under which Eyetech engaged Merrill Lynch as its exclusive financial advisor in connection with a potential sale transaction. Following its engagement, Merrill Lynch, following the instructions of Eyetech’s board of directors, contacted more than 15 companies to gauge their interest in a possible strategic transaction with Eyetech. Several of these parties initially expressed some interest, and one of these parties, as described in greater detail below, proceeded with discussions with Eyetech.
      On July 15, 2005, Eyetech’s board of directors held a special meeting by telephone conference to discuss the status of discussions to date with OSI and of Merrill Lynch’s discussions with other parties. At that meeting, Eyetech’s board of directors authorized management to continue discussions with OSI and to promptly determine other third parties’ interests in acquiring Eyetech.
      On July 22, 2005, Dr. Guyer, Mr. Sblendorio and Dr. Anthony Adamis, Eyetech’s Executive Vice President of Research and Development, participated in a conference call with one of the parties that Merrill Lynch had identified as a possible party interested in a strategic transaction with Eyetech. Eyetech subsequently began to negotiate a confidentiality agreement with that party, which was executed by that party on August 3, 2005. However, in light of that party’s preliminary views with respect to the terms and timing of a potential transaction with Eyetech, the Eyetech team focused its efforts on the potential transaction with OSI.
      Also on July 22, 2005, OSI’s board of directors held a special meeting by telephone conference. All of OSI’s directors other than Sir Mark Richmond were present. Sir Mark Richmond recused himself from this meeting and each subsequent meeting of the OSI board of directors at which the proposed merger and any related matters were discussed because of his position as a member of the board of directors of Genentech. Genentech’s development candidate for neovascular AMD is positioned to compete with Eyetech’s product, Macugen, and the matters discussed at the OSI board of directors meetings included certain proprietary scientific, technical and commercial information of Eyetech involving Macugen and the AMD and DME markets. At the meeting, senior management briefed the board of directors on the status of discussions with Eyetech and due diligence performed to date. Following the briefing and discussions, the OSI board of directors authorized management to proceed with an indication of interest to acquire Eyetech at a price of $19.00 per share, payable 75% in cash and 25% in OSI common stock, subject to the satisfactory completion of the due diligence process and final consideration and approval by the board at a future meeting.
      Following OSI’s July 22, 2005 board meeting, Dr. Goddard, on behalf of OSI, delivered to Dr. Guyer a non-binding indication of interest to acquire Eyetech through a merger for aggregate consideration valued at $19.00 per share of Eyetech common stock, consisting of a combination of 75% cash and 25% common stock of OSI. Dr. Goddard’s letter requested that Eyetech agree to a four-week period of exclusivity and provide full access to information and personnel at Eyetech for the purpose of conducting a more in-depth due diligence review.
      On July 23, 2005, the committee of Eyetech’s board of directors, together with Dr. Guyer, Mr. Sblendorio and representatives of Merrill Lynch, participated in a conference call to discuss the terms of OSI’s proposed letter and on July 25, 2005, Eyetech’s board of directors discussed the terms of the letter at a regularly scheduled meeting. Eyetech’s board of directors instructed Merrill Lynch to inform OSI that the price proposed by OSI was insufficient and that the proposed exclusivity terms were unacceptable. OSI was informed of this on July 27, 2005 and Eyetech made a counterproposal of $21.00 per share. OSI then advised Eyetech that OSI would increase its offer to $20.00 per share, and on July 27, 2005, Dr. Goddard, on behalf of OSI, sent a revised non-binding letter to Dr. Guyer setting forth the proposed $20.00 per share price, payable 75% in cash and 25% in OSI common stock.
      From July 27, 2005 to July 29, 2005, representatives of the parties negotiated the terms of exclusivity that would be acceptable to both parties. On July 29, 2005, the non-binding letter setting forth the $20.00 per share price and containing revised and binding provisions as to exclusivity was signed by Dr. Goddard on behalf of OSI and by Dr. Guyer on behalf of Eyetech. The revised exclusivity provisions were binding through August 17, 2005 and prohibited Eyetech from soliciting offers to acquire Eyetech, but allowed Eyetech to continue discussions and negotiations with any party with which it had previously begun discussions. The provisions also allowed Eyetech to negotiate with any party that initiated discussions or negotiations regarding a potential acquisition of Eyetech after the date of the letter. The exclusivity provisions were later extended through August 21, 2005.
      During the period described above through August 21, 2005, OSI and Eyetech conducted their due diligence reviews of the other’s technologies, businesses, finances and operations.
      On July 29, 2005, following the execution of the non-binding indication of interest letter described above, Mintz Levin distributed a draft merger agreement to Wilmer Hale. On August 1, 2005, Wilmer Hale distributed Eyetech’s initial comments to the draft of the merger agreement to Mintz Levin.
      On August 2, 2005, certain members of OSI’s board of directors participated in a telephone conference with a panel of retinal specialists coordinated by L.E.K. Consulting for the purpose of addressing questions on the AMD market, Macugen and the competitive threat of Lucentistm.
      On August 2, 2005, certain members of OSI’s board of directors participated in a briefing by senior management of Eyetech with respect to Eyetech’s business.
      On August 3, 2005, counsel for the parties met at the offices of Mintz Levin in New York City to negotiate the draft merger agreement.
      On the morning of August 4, 2005, Eyetech’s board of directors held a special meeting by telephone conference to review the status of the negotiations with OSI with representatives of Merrill Lynch and Wilmer Hale.
      On August 6, 2005, Mintz Levin distributed a revised draft of the merger agreement to Wilmer Hale. On August 10, 2005, the parties, together with their counsel and financial advisors, met at the offices of Mintz Levin to continue to negotiate the draft merger agreement. On the morning of August 12, 2005, Eyetech’s board of directors held another special meeting by telephone conference at which representatives of Merrill Lynch and Wilmer Hale provided an update on the status of the ongoing merger agreement negotiations. On August 13, 2005, Mintz Levin distributed a revised draft of the merger agreement to Wilmer Hale. On August 14, 2005, Wilmer Hale distributed Eyetech’s comments to the previous day’s draft of the merger agreement to Mintz Levin. On August 15, 2005, the parties, together with their respective counsel, again met at the offices of Mintz Levin to negotiate the remaining open issues in the draft merger agreement.
      On August 15, 2005, at a special meeting of OSI’s board of directors, the board discussed the technical, competitive and market issues raised with the panel of retinal specialists on August 2, 2005 and the subsequent follow-up dialogue with Eyetech senior management, as described above.
      On the morning of August 16, 2005, Eyetech’s board of directors held a special meeting at Eyetech’s corporate headquarters, at which the board of directors reviewed the status of the negotiations with OSI and the current terms of the draft merger agreement. At this meeting, representatives of Wilmer Hale reviewed with Eyetech’s board its fiduciary duties in connection with the merger and made detailed presentations regarding the key terms of the draft merger agreement and the outstanding issues in that draft agreement. After the conclusion of these presentations, Eyetech’s board discussed at length the open issues in the merger agreement and determined its proposed responses to OSI on these issues.

      The OSI board of directors held a meeting on August 17, 2005, at which representatives from Bear Stearns, L.E.K. Consulting, Mintz Levin and Saul Ewing LLP, OSI’s legal advisors, participated. Several members of management, including Dr. Goddard, Mr. Atieh, Ms. Barbara Wood, OSI’s Vice President, General Counsel and Secretary, and Dr. Neil Gibson, Vice President of Research, were present at the meeting. Members of management made comprehensive presentations to the board and entertained questions from the board as to various aspects of Eyetech’s business, the extensive due diligence undertaken and the proposed transaction. A detailed analysis of Eyetech’s business was presented, including potential Macugen revenues, the overall market for drugs for neovascular AMD and DME, and the competitive landscape for drugs targeting these indications. The results of the extensive scientific due diligence and market research conducted by OSI with the assistance of L.E.K. Consulting were presented to the board. This research included initial interviews with over 50 retinal specialists in academic and community practice who were queried on, among other things, prescribing patterns for neovascular AMD and familiarity with Macugen and current and potential competing products, including Lucentis™, in the neovascular AMD market, as well as follow-up interviews with a group of retinal specialists following the release of data on Lucentis™ in late July. OSI management used this market research in its preparation of various models of potential Macugen revenues. The OSI board, in its deliberations at the meeting, reviewed multiple valuation scenarios for Eyetech based on these models, which included assumptions believed by OSI to be reasonable on the market penetration of Macugen in the neovascular AMD market and the potential for revenue from Macugen sales in the DME and RVO markets, taking into account the development, regulatory and market penetration hurdles for those two indications. In deliberating upon the merger consideration, the OSI board reviewed a range of valuations, using standard discounted cash flow techniques which, even at the most conservative end of the range (i.e., assuming a 7% new patient share for Macugen in 2010 for neovascular AMD and discounting, on a risk adjusted basis, potential revenues from the DME and RVO indications), supported the merger consideration when synergies appropriate to the downside financial scenario were factored in. Bear Stearns also reviewed the proposed transaction from a financial point of view with the OSI board of directors.
      On August 18, 2005, Dr. Goddard, Mr. Atieh and Ms. Wood met with Dr. Guyer and Mr. Sblendorio at OSI’s corporate headquarters in Melville, New York, to discuss the remaining open issues in the merger agreement. From August 18, 2005 through August 21, 2005, the parties, together with their respective outside counsel, engaged in further negotiations regarding the merger agreement. During this period, the parties reached final resolution on the remaining open issues and the merger agreement was finalized.
      On August 21, 2005, Eyetech’s board of directors held a special meeting by telephone conference to review the final terms of the merger agreement and to consider the approval of the merger agreement. At that meeting, Merrill Lynch provided an oral opinion, later confirmed in writing, to the effect that, as of August 21, 2005, on the basis of and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of Eyetech common stock pursuant to the merger, taken as a whole, was fair, from a financial point of view, to those holders. Also at this meeting, representatives of Wilmer Hale provided a summary of its prior review of the fiduciary duties of Eyetech’s board of directors in connection with the merger and made a detailed presentation regarding the resolution of the final outstanding issues in the merger agreement. Eyetech’s board of directors then unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable and fair to and in the best interests of Eyetech and its stockholders, approved the merger agreement and the merger and recommended that Eyetech’s stockholders adopt the merger agreement. At this meeting, Eyetech’s board of directors also unanimously approved the payment of transaction completion bonuses in the aggregate amount of $350,000, payable to such employees of Eyetech, including executive officers, as Eyetech’s board of directors, upon the recommendation of its compensation committee, shall subsequently determine.
      On August 21, 2005, OSI’s board of directors held a special telephonic meeting, at which all directors other than Sir Mark Richmond, who had recused himself for the reasons described above, were present, and heard presentations from management and a further financial analysis by Bear Stearns. Thereafter, the OSI board of directors by the unanimous vote of all directors present, approved and declared advisable the merger agreement and the merger and authorized the officers of OSI to execute the merger agreement.

Immediately following the OSI board of directors meeting, the board of directors of Merger EP approved and declared advisable the merger agreement and the merger and authorized its officers to execute the merger agreement. This action was taken by unanimous written consent.
      Also, on August 21, 2005, the compensation committee of OSI’s board of directors held a special meeting by telephone conference, at which the committee (other than Sir Mark Richmond, who had recused himself because of the reasons described above) approved letter agreements between OSI and each of Dr. Guyer, Mr. Paul G. Chaney, Dr. Adamis, Mr. David L. Hallal and Ms. Evelyn M. Harrison, setting forth the terms on which those individuals would continue their employment with OSI following the merger.
      Later on the same date, August 21, 2005, OSI, Merger EP and Eyetech executed the definitive merger agreement. Dr. Guyer and JPMP also each executed voting agreements with OSI, and Drs. Guyer and Adamis, Messrs. Chaney and Hallal and Ms. Harrison each executed their respective employment letter agreements with OSI. Also on August 21, 2005, OSI and Eyetech issued a joint press release announcing the execution of the merger agreement.
The Eyetech Board of Directors’ Reasons for the Merger
      In the course of reaching its decision to approve the merger agreement and the merger, Eyetech’s board of directors consulted with its senior management and its financial and legal advisors and considered a number of factors, including the following:

•	the value of the consideration to be received by Eyetech’s stockholders pursuant to the merger agreement, as well as the fact that 75% of the consideration is in cash, which provides a high degree of certainty of value;

•	the consideration to be received by Eyetech’s stockholders was valued at approximately $20.00 per share as of the date of execution of the merger agreement, representing a 43% premium over $13.99, the closing price of Eyetech’s common stock on August 19, 2005, the trading day prior to announcement of the merger, and a 56% premium over $12.86, the average closing price of Eyetech’s common stock for the 20-day trading average prior to announcement of the merger;

•	the view of Eyetech’s board of directors as to the potential for other third parties to acquire Eyetech on a timely basis, including that the potential acquirer identified by Merrill Lynch with which Eyetech had executed a confidentiality agreement was not willing to move as quickly as OSI;

•	the financial presentation of Merrill Lynch and its opinion, which is attached as Annex B to this proxy statement/ prospectus, which was delivered orally on August 21, 2005 and later confirmed in writing, that, as of August 21, 2005, on the basis of and subject to the various assumptions and limitations set forth in the opinion, the consideration to be received by the holders of Eyetech’s common stock pursuant to the merger, taken as a whole, was fair, from a financial point of view, to those holders;

•	the historical and current information concerning Eyetech’s business and the risks to Eyetech of remaining an independent company, including the competitive threat to Eyetech’s product, Macugen, presented by Genentech’s product candidate, Lucentistm;

•	the results of Eyetech’s due diligence review of OSI’s technologies, business, finances and operations;

•	the absence of any financing contingencies as a condition to OSI’s obligations to consummate the merger;

•	Eyetech’s ability to consider and negotiate other proposals and offers relating to an acquisition of Eyetech that Eyetech’s board of directors determines in good faith, after consultation with its outside counsel and financial advisor, constitutes or is reasonably likely to lead to a proposal or offer that is more favorable to Eyetech’s stockholders than the merger agreement, but only to the extent that Eyetech’s board of directors determines, after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law; and

•	Eyetech’s right to terminate the merger agreement if Eyetech’s board of directors has approved or recommended a competing proposal to acquire Eyetech, provided that Eyetech simultaneously pays to OSI a $31 million termination fee and reimburses up to $3.5 million of OSI’s fees and expenses incurred in connection with the merger.
      In the course of its deliberations, Eyetech’s board of directors also considered a variety of risks of the merger, including the following:

•	the risk that the merger may not be completed;

•	the requirement that Eyetech’s stockholders must adopt the merger agreement;

•	if the merger is not completed, the potential adverse effect of the public announcement of the merger on Eyetech’s business, including its key commercial relationships and its ability to attract and retain key scientific, marketing and management personnel and its overall competitive position;

•	Eyetech’s obligation to pay OSI a termination fee of $31 million and to reimburse up to $3.5 million of OSI’s fees and expenses incurred in connection with the merger, under certain circumstances in connection with the termination of the merger agreement, which would make it more costly for another potential acquirer to acquire Eyetech and could discourage a potential acquirer;

•	the restrictions that the merger agreement imposes on soliciting competing proposals;

•	that following the merger Eyetech will no longer exist as an independent, stand-alone company and its stockholders who retain their shares of OSI common stock issued in the merger will have only a limited participation in any growth or any synergies resulting from the merger;

•	the possibility that, although the merger provides Eyetech’s stockholders the opportunity to realize a substantial premium over the price at which Eyetech’s common stock traded prior to public announcement of the merger, the price of Eyetech’s common stock might have increased in the future to a price greater than the value of the consideration to be received by Eyetech’s stockholders in the merger; in this regard, Eyetech’s board of directors recognized that the future financial performance of Eyetech as an independent company would be substantially dependent upon Macugen’s share of the U.S. market for the treatment of neovascular AMD and, to a lesser extent, the potential future commercialization of Macugen for the treatment of DME, and that, depending upon these factors, Eyetech might in the future achieve values significantly greater or less than the value to be received in the merger;

•	the possibility that, although only 25% of the consideration that Eyetech’s stockholders will receive in the merger is in the form of OSI’s common stock, the trading price of OSI’s common stock may decline prior to the closing of the merger, which would reduce the aggregate value of that stock portion of the merger consideration;

•	that certain of Eyetech’s directors and executive officers may have conflicts of interest in connection with the merger, as they may receive benefits that are different from, and in addition to, those of Eyetech’s other stockholders, as described under “Interests of Eyetech’s Directors and Executive Officers in the Merger” beginning on page 60; and

•	that gains from the merger would be taxable to Eyetech’s stockholders for U.S. federal income tax purposes.
      This discussion of information and factors considered by Eyetech’s board of directors is not intended to be exhaustive, but is intended to summarize the material factors considered by Eyetech’s board of directors. Eyetech’s board of directors collectively reached its decision in light of the various circumstances described and other factors that the members of its board of directors felt were appropriate. In view of the wide variety of factors considered by Eyetech’s board of directors, Eyetech’s board of directors did not find it practical to quantify or otherwise assign relative weights to these factors. Rather, Eyetech’s board of directors made its decision based on the totality of information presented to and the investigation conducted by it. In considering the factors and risks discussed above, individual directors may have given different weights to different factors.

      After evaluating these factors and consulting with its legal and financial advisors, Eyetech’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable and fair to and in the best interests of Eyetech and its stockholders. Accordingly, Eyetech’s board of directors approved the merger agreement and the merger. Eyetech’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.
Opinion of Eyetech’s Financial Advisor
      Eyetech retained Merrill Lynch to act as its financial advisor with respect to the proposed transaction. In connection with that engagement, Eyetech requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Eyetech common stock pursuant to the merger agreement taken as a whole. At the meeting of the Eyetech board of directors on August 21, 2005, Merrill Lynch rendered its oral opinion to the Eyetech board of directors, which opinion was subsequently confirmed in writing, that as of August 21, 2005, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the consideration to be received by holders of Eyetech common stock, taken as a whole, was fair from a financial point of view to the holders of Eyetech common stock.
      The full text of Merrill Lynch’s written opinion, which sets forth material information relating to Merrill Lynch’s fairness opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex B and is incorporated into this document by reference in its entirety. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. You are urged to read the opinion and consider it carefully.
      Merrill Lynch’s opinion is addressed to the Eyetech board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to be received by holders of Eyetech common stock, as of the date of the opinion. The terms of the proposed transaction, including the merger consideration to be received by holders of Eyetech common stock, were determined through negotiations between Eyetech and OSI and were not determined or recommended by Merrill Lynch. Merrill Lynch’s opinion does not address the merits of the underlying decision by Eyetech to engage in the proposed transaction, nor does it constitute, nor should it be construed as, a recommendation to any stockholder of Eyetech as to how to vote on any matter related to the proposed transaction. Moreover, Merrill Lynch’s fairness opinion does not address the relative values of the stock consideration and the cash consideration payable in the merger.
      In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Eyetech and OSI that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Eyetech and OSI, furnished to Merrill Lynch by Eyetech and OSI, respectively;

•	conducted discussions with members of senior management and representatives of Eyetech and OSI concerning the matters described in the two preceding bullet points, as well as their respective businesses and prospects before and after giving effect to the merger;

•	reviewed the market prices and valuation multiples for the Eyetech common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Eyetech and OSI and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of Eyetech and OSI and their financial and legal advisors;

•	reviewed the potential pro forma impact of the merger;

•	reviewed the merger agreement, the form of the voting agreement, and certain related documents; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.
      In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Eyetech or OSI nor was Merrill Lynch furnished with any such evaluation or appraisal, and Merrill Lynch did not evaluate the solvency or fair value of Eyetech or OSI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Eyetech or OSI. With respect to the financial forecasts discussed with Merrill Lynch by Eyetech or OSI, Merrill Lynch assumed that such financial forecasts were reasonably prepared and represented the best currently available estimates and judgments of Eyetech management and OSI management as to the expected future financial performance of Eyetech or OSI, as applicable. Merrill Lynch assumed that the representations and warranties of each party contained in the merger agreement were true and correct as of the date of the merger agreement, that each party will perform all of its respective covenants and agreements contained in the merger agreement and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment.
      Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that will have a material adverse effect on the contemplated benefits of the merger.
      Merrill Lynch did not render any accounting, legal or tax advice and understood that Eyetech was relying upon its own accounting, legal and tax advisors as to accounting, legal and tax matters in connection with the merger.
      Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to the Eyetech board of directors. Circumstances could develop prior to consummation of the merger that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion. In addition, Merrill Lynch was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Eyetech, other than the holders of Eyetech common stock. Merrill Lynch has expressed no opinion as to the prices at which shares of Eyetech common stock or OSI common stock will trade following the announcement of the proposed transaction or as to the prices at which shares of OSI common stock will trade following the consummation of the proposed merger.
      In addition, as described above, Merrill Lynch’s fairness opinion was among several factors taken into consideration by the Eyetech board of directors in making its determination to approve the merger agreement and the proposed transaction. Consequently, Merrill Lynch’s analyses described below should not be viewed as determinative of the decision of the Eyetech board of directors to approve the proposed transaction or to recommend the proposed transaction to Eyetech stockholders.

      The matters considered by Merrill Lynch in arriving at its opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions, many of which are beyond the control of OSI or Eyetech, and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than these estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future.
  Eyetech Management Financial Forecasts
      In the regular course of its business, Eyetech management develops forecasts of its anticipated financial results. These financial forecasts are largely driven by Eyetech management’s assumptions surrounding its primary product’s (Macugen’s) anticipated market share of the estimated future U.S. market for the treatment of neovascular AMD. Given recent information regarding products expected to compete with Macugen, accurately forecasting Eyetech’s U.S. market share is challenging and thus Eyetech management develops financial forecasts assuming multiple U.S. market share scenarios for Macugen, ranging from approximately 12% to approximately 40% from 2011 and beyond. References to Eyetech’s approximate “market share” of the estimated future U.S. market for the treatment of neovascular AMD are to the approximate percentage of U.S. patients anticipated to receive prescription therapies for the treatment of label indications. These market share estimates do not include opportunities for potential off-label use, combination therapy or different pricing or dosing regimens compared to competitive products. For purposes of Merrill Lynch’s financial analyses, Eyetech management instructed Merrill Lynch to utilize the financial forecast assuming an approximate 20% market share of the estimated future U.S. market for the treatment of neovascular AMD from 2011 and beyond. Therefore, Merrill Lynch utilized the 20% market share case in performing its financial analyses.
      In addition to the selected Eyetech management financial forecasts, Merrill Lynch reviewed Eyetech management financial forecasts for various other scenarios under which Macugen’s estimated share of the potential U.S. market for the treatment of neovascular AMD would range from approximately 12% to 40% (from 2011 and beyond). Merrill Lynch noted that future revenues and earnings per share of Eyetech are highly sensitive to changes in Macugen’s assumed U.S. market share. Moreover, the selected Eyetech management financial forecasts include estimated revenues anticipated to be derived from sales of Macugen as a treatment for DME (through 2011). Future revenues anticipated to be derived from this indication are dependent upon the receipt of regulatory approvals and, if these approvals are obtained, the timing and amount of future revenues would be impacted by the actual approval dates, which could be earlier or later than the dates assumed for purposes of the financial forecasts. Further, estimated revenues associated with sales of Macugen as a treatment for DME are not significant during the period covered by the selected Eyetech management financial forecasts utilized in Merrill Lynch’s valuation work (2005-2011) but are expected by Eyetech management to reach substantially higher levels during subsequent periods. In addition, the selected Eyetech management financial forecasts include estimated future research and development expenditures relating to alternative drug delivery methods for Macugen, such as sustained release delivery, as well as potential uses of Macugen as a treatment for additional indications, including RVO, from which no revenues are anticipated during the period covered by the selected Eyetech management financial forecasts utilized in Merrill Lynch’s valuation.
  Merrill Lynch’s Financial Analyses
      In accordance with customary investment banking practice, Merrill Lynch employed commonly used valuation methods in connection with the delivery of its opinion. The following is a description of the material financial analyses performed by Merrill Lynch in connection with its opinion.

  Calculation of the Consideration to be Received by Holders of Eyetech Common Stock
      Merrill Lynch reviewed the implied value of the per share merger consideration to be received by holders of Eyetech common stock, in the form of $15.00 in cash and a fraction of a share of OSI common stock equal to the exchange ratio. Based on the closing price of OSI common stock on August 19, 2005, the total implied equity value for Eyetech would be $20.00 per share of Eyetech common stock.
  Premiums Analysis
      Merrill Lynch noted that the merger consideration represented a premium of 43.0% to the closing share price of Eyetech common stock on August 19, 2005, a premium of 39.7% to the average closing share price of Eyetech common stock for the one week period ending August 19, 2005, a premium of 57.2% to the average closing share price of Eyetech common stock for the 30 trading days ending August 19, 2005, a premium of 59.0% to the average closing share price of Eyetech common stock since Phase III clinical trial data for Lucentistm was announced on May 23, 2005, and a premium of 57.5% to the average closing share price of Eyetech common stock since July 18, 2005, when data regarding Lucentistm was presented to the 2005 Meeting of the American Society of Retinal Specialists.
  Eyetech Valuation Analyses
      Historical Stock Trading Analysis. Merrill Lynch reviewed the historical trading performance of Eyetech common stock as reported by FactSet, an online investment research and database service used by financial institutions. Merrill Lynch observed that the closing low and high trading prices for shares of Eyetech common stock over the period from May 24, 2005 (the date following the announcement of Phase III clinical trial results for Lucentistm) through August 19, 2005 were $10.93 and $15.65, respectively. Merrill Lynch compared this range of historical stock prices to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      Recent Research Analyst Stock Price Targets. Merrill Lynch reviewed recent publicly available research analyst reports for Eyetech and observed that the range of the research analyst stock price targets (excluding the lowest and the highest price targets, which Merrill Lynch deemed to be outliers) was $12.00 to $15.00. Merrill Lynch compared this range to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      Comparable Public Trading Multiples Analysis. Merrill Lynch compared selected financial and trading data of Eyetech with similar data for six publicly traded biotechnology companies, five publicly traded specialty pharmaceutical companies and five large pharmaceutical companies. These companies were:

Biotechnology Companies: Biogen Idec, Inc., Serono, Inc., Chiron Corporation, ImClone Systems Incorporated, MGI Pharma, Inc. and QLT.

Specialty Pharmaceutical Companies: Forest Laboratories, Inc., Shire Pharmaceuticals Group plc, Endo Pharmaceuticals Inc., King Pharmaceuticals, Inc. and Medicis Pharmaceutical Corporation.

Large Pharmaceutical Companies: Pfizer Inc., Merck & Co., Inc., Wyeth, Eli Lilly and Company, and Bristol-Myers Squibb Company.
      For each of the comparable companies, Merrill Lynch determined various valuation multiples, including the multiple of market capitalization to revenue and the multiple of share price to earnings per share, or EPS. To calculate these trading multiples, Merrill Lynch used information and projections derived from independent Wall Street research analyst reports and EPS estimates reported by First Call, a subsidiary of Thomson Financial. First Call is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.
      Merrill Lynch observed the multiples of share price to estimated 2006 and 2007 EPS of the comparable companies and derived a range of such multiples of 15.0x to 20.0x. Merrill Lynch applied this range of multiples to the estimated 2006 and 2007 EPS of Eyetech, as estimated (i) based on independent

Wall Street research analyst estimates and (ii) by selected Eyetech management financial forecasts and applied a 15% discount rate to the resulting implied share prices to derive a current implied share price. Based on this analysis, Merrill Lynch calculated present value ranges of these implied share prices of $7.59 to $10.45 per share based on the research analysts’ estimates and of $12.62 to $17.26 per share based on the selected Eyetech management estimates utilized for this purpose and independent of the value of any synergies. Merrill Lynch compared these ranges of implied share prices to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      The comparable companies used by Merrill Lynch for purposes of its analysis were selected because Merrill Lynch considered that these companies were publicly traded pharmaceutical and biotechnology companies that share certain financial and operational characteristics with Eyetech. No company used in the above analyses is identical to Eyetech. In evaluating comparable companies identified by Merrill Lynch as comparable to Eyetech, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Eyetech, such as the impact of competition on the business of Eyetech and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Eyetech or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the comparability of such companies; mathematical analysis is not in itself a meaningful method of using comparable company data.
      Premiums Paid Analysis and Comparable Product Acquisition Analysis. Merrill Lynch reviewed premiums to stock price paid in 16 acquisitions of biotechnology companies and transaction value to revenue multiples in 15 acquisitions of pharmaceutical products, which it judged to be reasonably comparable to the Eyetech merger. The precedent biotechnology acquisitions that Merrill Lynch considered for this analysis were:

Acquiror	Target Company

Pfizer Inc.	Vicuron Pharmaceuticals Inc.
Genzyme Corporation	Bone Care International, Inc.
GlaxoSmithKline plc	Corixa Corporation
Shire Pharmaceuticals Group plc	Transkaryotic Therapies, Inc.
QLT Inc.	Atrix Laboratories, Inc.
UCB SA	Celltech Group plc
Amgen Inc.	Tularik Inc.
Genzyme Corporation	Ilex Oncology, Inc.
Pfizer Inc.	Esperion Therapeutics, Inc.
Cephalon, Inc.	CIMA LABS, Inc.
Genzyme Corporation	SangStat Medical Corporation
Johnson & Johnson	Scios Inc.
Millennium Pharmaceuticals, Inc.	COR Therapeutics, Inc.
MedImmune, Inc.	Aviron, Inc.
Elan Corporation plc	Dura Pharmaceuticals, Inc.
Genzyme Corporation	GelTex Pharmaceuticals, Inc.
      Merrill Lynch reviewed the premiums paid in these transactions over the price of the target stock at various dates before and on the approximate date on which the public became aware of the possibility of such transactions. Based on this analysis, Merrill Lynch observed that ranges of premiums of 25% to 35% over the market price of the target stock one day prior to the approximate date of the first public announcement of the transaction, 25% to 40% over the average market price of the target stock for the week preceding the approximate date of the first public announcement of the transaction, 30% to 45% over the average market price of the target stock for the month preceding the approximate date of the first public announcement of the transaction, and 35% to 50% over the average market price of the target stock for the three months preceding the approximate date of the first public announcement of the transaction, represented an appropriate range of premiums. Merrill Lynch applied a range of premiums of 25% to 35% to the closing share price of Eyetech common stock on August 19, 2005, a range of 25% to 40% to the average closing price of Eyetech common stock for the one week period ending on August 19, 2005, a range of 30% to 45% to the average closing price of Eyetech common stock for the one month period ending August 19, 2005 and a range of 35% to 50% to the average closing price of Eyetech common stock for the approximate three-month period ending August 19, 2005 and calculated an implied range of $16.54 to $20.05 per share. Merrill Lynch compared this implied range to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      The precedent acquisitions of pharmaceutical products that Merrill Lynch considered for this analysis were:

Acquiror	Product(s) Acquired

Novartis AG	Famvir/ Denavir
Roche Holding Ltd.	Kytril
King Pharmaceuticals, Inc.	Sonata/ Skelaxin
GlaxoSmithKline plc	Fraxiparine/ Arixtra
Galen Ltd.	Estrostep/ Loestrin/femhrt
Biovail Corporation	Cardizem
Schering AG	Leukine
Enzon Pharmaceuticals, Inc.	Abelcet
Baxter International Inc.	ESI Lederle products
Galen Ltd.	Sarafem
King Pharmaceuticals, Inc.	Corizide/ Corgard/ Delestrogen/ Florinef
King Pharmaceuticals, Inc.	Intal/ Tilade/ Synercid
Novartis AG	Enablex
aaiPharma Inc.	Darvon/ Darvocet
Kos Pharmaceuticals, Inc.	Azmacort
      Merrill Lynch analyzed the transaction value paid in these transactions as a multiple of latest twelve month, or LTM, sales for the products acquired. Based on this analysis, Merrill Lynch observed that the transaction value as a multiple of LTM sales ranged from 1.37x to 4.27x for the precedent acquisitions, with a mean of 2.87x and a median of 3.17x. Merrill Lynch applied a range of multiples of 2.5x to 3.5x to Eyetech’s adjusted sales (adjusted to exclude 50% of U.S. Macugen revenue due to the Pfizer collaboration) for the quarter ended June 30, 2005 on an annualized basis and calculated an implied range of $13.59 to $16.44 per share of Eyetech common stock and to Eyetech’s estimated adjusted sales for 2006 based on the Eyetech management estimates and applied a discount rate of 15% to the resulting share price to derive a current implied share price range, resulting in an implied range of $16.36 to $20.74 (inclusive of the value of net operating loss, or NOL, carryforwards with an estimated value of $0.93 to $0.96 assuming no limitations on usage of the NOLs and discount rates of 7% to 9%). Merrill Lynch compared this implied range to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      All calculations of multiples paid in the selected transactions were based on public information available at the time of public announcement. Merrill Lynch’s analysis did not take into account different market and other conditions during the period in which the selected transactions occurred. No transaction utilized in the analysis above is identical to the proposed transaction. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies or products involved in these transactions and other factors that could affect the transaction multiples or premiums paid in such comparable transactions to which the proposed transaction is being compared; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data.

      Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis for Eyetech on a standalone basis (i) based on independent Wall Street research analyst estimates for Eyetech through 2009 and applying an assumed revenue growth rate to such estimates for 2010 and 2011 of 5% and assuming margins in 2010 and 2011 are consistent with those in 2009 and (ii) based on selected Eyetech management financial forecasts through 2011. In each case, Merrill Lynch calculated ranges of equity values per share for Eyetech based upon the sum of the discounted net present value of Eyetech’s five and one-half year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples applied to its projected 2011 tax-affected earnings before interest, taxes and amortization, or EBITA, plus the net cash of Eyetech as of June 30, 2005 as provided by Eyetech management estimates.
      Using discount rates ranging from 12.0% to 15.0% and terminal value multiples of estimated 2011 tax-affected EBITA ranging from 15.0x to 20.0x, Merrill Lynch calculated the following range of implied share prices of Eyetech common stock:

Implied equity value per Eyetech share — based on research analyst estimates	$ 9.55 — $10.68
Implied equity value per Eyetech share — based on Eyetech management estimates	$14.81 — $17.52
      Merrill Lynch noted that, if the approximate present value of synergies estimated to be derived from the merger were added to the standalone discounted cash flow valuations of Eyetech, the high end of the range of implied valuations based on the research analyst estimates would be increased from $10.68 per share to approximately $13.68 per share and the high end of the range of implied valuations based on the selected Eyetech management estimates would be increased from $17.52 per share to approximately $20.52 per share. The approximate present value of estimated synergies was determined assuming a perpetuity growth rate of 2% and a 38% tax rate and taking the midpoint of the range of present values derived based upon discount rates ranging between 12% and 15%.
      Merrill Lynch compared the ranges of implied equity value per share of Eyetech common stock to the implied value of the merger consideration to be received by holders of Eyetech common stock of $20.00 per share.
      Merrill Lynch noted that the discounted cash flow valuation of Eyetech is highly sensitive to changes in Macugen’s assumed share of the estimated future U.S. market for the treatment of neovascular AMD. Merrill Lynch noted that a five percentage point increase in Macugen’s assumed long-term U.S. market share relative to the approximate 20% long-term U.S. market share reflected in the Eyetech management forecasts utilized by Merrill Lynch would add approximately $4 to $6 per share to its discounted cash flow valuation of Eyetech, while a five percentage point decline in Macugen’s assumed long-term U.S. market share relative to the approximate 20% long-term U.S. market share reflected in the Eyetech management forecasts utilized by Merrill Lynch would reduce its discounted cash flow valuation of Eyetech by approximately $1.75 to $2.50 per share.
      The range of discount rates used in the discounted cash flow analysis was derived using the weighted average cost of capital methodology based on the unlevered betas and net debt-to-market value of equity ratios of a group of 10 biotechnology companies consisting of ImClone Systems, OSI, Amylin Pharmaceuticals, Inc., MGI Pharma, Neurocrine Biosciences, Inc., ICOS Corporation, Abgenix, Inc., QLT, Regeneron Pharmaceuticals, Inc. and Inspire Pharmaceuticals, Inc.
      OSI Valuation Analyses
      Historical Stock Trading Analysis. Merrill Lynch reviewed the historical trading performance of shares of OSI common stock as reported by FactSet.
      Merrill Lynch observed that the closing low and high trading prices for shares of OSI common stock over the 12 month period ending on August 19, 2005 were $34.57 and $74.95, respectively. Merrill Lynch compared this range of historical stock prices to the August 19, 2005 closing share price for a share of OSI common stock of $40.77.

      Research Analyst Stock Price Targets. Merrill Lynch reviewed 10 recent publicly available research analyst reports for OSI and observed that the range of the research analyst stock price targets was $38.00 to $74.00 per share of OSI common stock. Merrill Lynch compared this range to the August 19, 2005 closing price for a share of OSI common stock of $40.77.
      Comparable Public Trading Multiples Analysis. Merrill Lynch compared selected financial and trading data of OSI with similar data for 12 publicly traded biotechnology companies. These companies were: Celgene Corporation, American Pharmaceutical Partners, Inc., Millennium Pharmaceuticals, ImClone Systems, Amylin, MGI Pharma, Neurocrine Biosciences, ICOS, Abgenix, Cubist Pharmaceuticals, Inc., Telik, Inc. and Onyx Pharmaceuticals, Inc.
      Merrill Lynch determined a range of multiples of share price to the estimated 2006 EPS and estimated 2007 EPS of the comparable companies of 17.0x to 46.9x (with a mean of 26.3x and a median of 20.7x) and 15.7x to 31.1x (with a mean of 21.0x and a median of 19.9x), respectively, and a range of multiples of market capitalization to the estimated 2006 revenue and estimated 2007 revenue of 3.71x to 18.01x (with a mean of 7.67x and a median of 5.92x) and 3.63x to 8.18x (with a mean of 5.39x and a median of 4.92x), respectively.
      Pro Forma Combination Analyses
      Accretion/(Dilution) Analysis. Merrill Lynch analyzed certain pro forma effects expected to result from the proposed transaction, including, among other things, the expected effect of the proposed transaction on the estimated EPS for OSI for calendar years 2006, 2007 and 2008. The pro forma results were calculated as if the proposed transaction had closed on December 31, 2005 and using estimated EPS of OSI and Eyetech as reported by independent research analyst estimates and using estimated EPS of OSI and Eyetech based on OSI and Eyetech management estimates. The estimated accretive impact on the OSI pro forma EPS, excluding any incremental amortization of intangibles, depreciation expense, or other adjustments resulting from the accounting treatment of the transaction and assuming the realization of $20 million in pretax synergies during 2006 and $30 million annually thereafter, ranged from $0.42 to $0.71 in 2006 (assuming a 35% tax rate) and from $0.64 to $1.05 in 2006 (assuming a 0% tax rate), from $0.51 to $0.80 in 2007 (assuming a 35% tax rate) and from $0.78 to $1.23 in 2007 (assuming a 0% tax rate), and from $0.28 to $0.42 in 2008 (assuming a 35% tax rate) and from $0.43 to $0.64 in 2008 (assuming a 0% tax rate).
      Implied Future Stock Price Analysis. Merrill Lynch also analyzed implied future stock prices of OSI utilizing (i) independent Wall Street research analyst estimates and (ii) estimates provided by OSI management. These analyses were performed on a pro forma basis assuming the consummation of the merger on December 31, 2005, excluding amortization of intangibles, including pre-tax synergies of $30 million per year ($19.5 million after tax assuming a 35% tax rate and no utilization of NOLs) and assuming future trading multiples for OSI ranging from 30x to 40x estimated future EPS and ranging from 1.0x to 1.2x OSI’s future PEG ratio (calculated by dividing the estimated future price/earnings ratio of OSI by the estimated annual growth rate of OSI’s EPS). Based upon this analysis, Merrill Lynch derived implied trading values for OSI common stock (a) using the Wall Street estimates and EPS multiples of 30x to 40x, ranging from, in 2007, approximately $41 to approximately $55, in 2008, approximately $62 to approximately $82, in 2009, approximately $88 to approximately $117, and in 2010, approximately $106 to approximately $141, (b) using the Wall Street estimates and multiples of OSI’s PEG ratio of 1.0x to 1.2x, ranging from, in 2007, approximately $51 to approximately $61, in 2008, approximately $76 to approximately $91, in 2009, approximately $109 to approximately $130, and in 2010, approximately $131 to approximately $157, (c) using the OSI management estimates and EPS multiples of 30x to 40x, ranging from, in 2007, approximately $38 to approximately $51, in 2008, approximately $73 to approximately $98, in 2009, approximately $91 to approximately $121, and in 2010, approximately $120 to approximately $159, and (d) using the OSI management estimates and multiples of OSI’s PEG ratio of 1.0x to 1.2x, ranging from, in 2007, approximately $59 to approximately $71, in 2008, approximately $114 to approximately $137, in 2009, approximately $141 to approximately $169, and in 2010, approximately $186 to approximately $223.

      General
      The actual results achieved by OSI after consummation of the proposed transaction may vary from the estimated results and the variations may be material. The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to Eyetech or OSI or the proposed transaction, nor is an evaluation of such analyses entirely mathematical. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would, in the view of Merrill Lynch, create an incomplete and misleading view of the analyses underlying Merrill Lynch’s opinion.
      Eyetech retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.
      Under the terms of the engagement letter between Merrill Lynch and Eyetech, Merrill Lynch provided financial advisory services and its fairness opinion in connection with the proposed transaction, and Eyetech agreed to pay Merrill Lynch a customary fee. If the merger is consummated, Merrill Lynch will be entitled to receive an advisory fee of approximately $9.3 million. Merrill Lynch has earned $350,000 of its fee as of the date of the announcement of the merger. This amount will be credited against any transaction fee paid. In addition, Eyetech has agreed to reimburse Merrill Lynch for its reasonable expenses incurred in performing its services. Furthermore, Eyetech has agreed to indemnify Merrill Lynch and its affiliates, their respective directors, officers, agents, employees and controlling persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Merrill Lynch’s engagement.
      Merrill Lynch has, in the past, provided financial advisory and financing services to Eyetech and OSI and/or their affiliates and may continue to do so, and has received, and may receive, fees for the rendering of such services. Merrill Lynch served as co-lead managing underwriter for the initial public offering of Eyetech common stock, which was completed in January 2004, and for the secondary offering of Eyetech common stock by certain of Eyetech’s stockholders, which was completed in June 2004.
      In the ordinary course of its business, Merrill Lynch may actively trade in the securities of Eyetech or OSI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.
The OSI Board of Directors’ Reasons for the Merger
      In evaluating the merger, the OSI board of directors had several meetings at which the proposed transaction was discussed and comprehensive presentations from senior management, Bear Stearns, L.E.K. Consulting and OSI’s legal advisors were made. Certain members of the OSI board of directors also engaged directly in panel discussions with a group of retinal specialists. In reaching its determination to approve the merger agreement and the merger, the OSI board of directors evaluated, among others, the following factors in favor of the merger:

•	the presumed financial strengths of the combined company and the strategic implications thereof in terms of OSI’s goal of building a scientifically diversified and financially strong biopharmaceutical company with sustainable growth prospects;

•	the establishment of a strong revenue base with the prospect for solid future growth in both the revenues and earnings of the combined company, the prospects for significant financial synergies arising from the merger, and the acceleration of OSI’s profitability;

•	the established market position and safety profile of Macugen and the prospect for significant near and long-term revenue from sales of Macugen in both neovascular AMD and potential additional indications such as DME and combination use with Visudyne/PDT in predominantly classic AMD patients, even with the potential competitive threat of Genentech’s product candidate, LucentisTM;

•	the scientific data, some of which remains proprietary to Eyetech, suggesting that the efficacy of Macugen may be underappreciated in earlier stage wet AMD patients and that its outstanding safety profile could be an advantage over competitive products;

•	the potential for long-term research synergies arising from shared expertise in angiogenesis and vascular biology, the application of aptamer technology in oncology and OSI’s small molecule drug discovery platform in eye disease;

•	the prospects for a smooth and cost-effective integration of Eyetech into OSI as a third business unit given the advantages of geography, an experienced management team and the fact that OSI has already established a governance structure appropriate for the management of multiple therapeutic area business teams;

•	the multiple valuation scenarios for Eyetech based on financial models that included key assumptions on the penetration of Macugen in the neovascular AMD market and the potential for revenue from Macugen gaining approval for DME and RVO. These valuation scenarios (i) included assumptions as low as a 7% new patient share (the downside scenario), and as high as a 25% new patient share, for Macugen in 2010 for neovascular AMD and (ii) discounted, on a risk-adjusted basis, the revenue associated with indications beyond neovascular AMD, which resulted in a range of valuations, using standard discounted cash flow techniques which, even at the end of the range believed to be most conservative, supported the merger consideration when synergies appropriate to the downside scenario were factored in;

•	the valuation of the consideration to be paid for Eyetech, taking into account the current balance sheet cash of Eyetech (approximately $263 million, including marketable securities, as of June 30, 2005), a valuation of prospective revenue flows from Macugen and a determination of value ascribed to the research and development assets of Eyetech; and

•	the appropriate split between cash and OSI common stock as consideration, taking into account concerns about dilution to existing OSI stockholders and the board’s view that OSI’s stock was undervalued, and the anticipated positive cash flows of the combined company allowing for the replenishment of balance sheet cash used in the transaction within approximately three to four years following the closing of the merger.
      The OSI board of directors weighed these advantages against potential risks of the merger. The following summarizes potentially negative factors considered by the OSI board of directors:

•	potential competition in the AMD market from LucentisTM;

•	Eyetech’s dependence on Macugen; and

•	the depletion of OSI’s cash reserves in order to consummate the merger and operate the combined business post-merger.
      The OSI board of directors believed these potentially negative factors were outweighed by the potential benefits of the merger. The OSI board of directors did not attempt to quantify or prioritize particular considerations. Ultimately, the OSI board of directors unanimously concluded (with one director having been recused as described above) that the merger should provide significant benefits to OSI’s stockholders; consequently, the board of directors approved the merger agreement.

Interests of Eyetech’s Directors and Executive Officers in the Merger
      In considering the recommendation of Eyetech’s board of directors with respect to the merger agreement, holders of shares of Eyetech’s common stock should be aware that Eyetech’s executive officers and directors have interests in the merger that are different from, or in addition to, those of Eyetech’s stockholders generally. Each of the Eyetech and OSI boards of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger and, in the case of the Eyetech board of directors, to recommend that Eyetech’s stockholders vote in favor of adopting the merger agreement.

Employment Agreements

Dr. Guyer
      Current Employment Agreement with Eyetech. Pursuant to an employment agreement effective April 12, 2000 and amended August 25, 2003, Eyetech employs Dr. Guyer as its Chief Executive Officer. Under the amended agreement, Dr. Guyer currently receives an annual base salary of $525,000, which is subject to increases upon an annual review by Eyetech’s board of directors. The amended agreement provides for a discretionary annual bonus based on Dr. Guyer’s performance and Eyetech’s business results as determined by its board of directors. Dr. Guyer’s annual bonus is targeted at 60% of his base salary and is determined at the sole discretion of Eyetech’s board of directors.
      Under the amended agreement, either Eyetech or Dr. Guyer may terminate his employment at any time, subject to continuation of salary payment and benefits for 18 months if Eyetech terminates Dr. Guyer’s employment without cause or if Dr. Guyer terminates his employment for good reason. If Eyetech terminates Dr. Guyer’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following a change in control of Eyetech, Eyetech is obligated to pay Dr. Guyer a lump sum payment equal to two years of his then-current base salary and reimburse him for the costs of medical and dental benefits for up to 18 months. The amended agreement also provides that upon any change in control of Eyetech, 50% of all of Dr. Guyer’s unvested options and restricted stock will immediately vest, and if Eyetech terminates Dr. Guyer’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following the change in control, 100% of Dr. Guyer’s unvested options and restricted stock will immediately vest.
      New Employment Agreement with OSI. On August 21, 2005, Dr. Guyer entered into an employment letter agreement with OSI. Pursuant to this letter agreement, which will supersede Dr. Guyer’s current employment agreement with Eyetech, following consummation of the merger, Dr. Guyer will continue to be employed as the Chief Executive Officer of Eyetech, which will be operated by OSI as a separate business unit known as (OSI) Eyetech. Dr. Guyer will also serve as an Executive Vice President of OSI. Under the letter agreement, Dr. Guyer will receive an annual base salary of $525,000. In addition, with respect to Dr. Guyer’s bonus for 2005, if the effective date of the merger occurs on or prior to November 30, 2005, Dr. Guyer will be eligible to receive a pro-rated bonus for calendar year 2005, based upon Eyetech’s current bonus program. If the effective date of the merger occurs after December 1, 2005, Dr. Guyer will be eligible to receive the full portion of his bonus based upon Eyetech’s current bonus program for 2005. Beginning in 2006, the letter agreement provides that Dr. Guyer will be eligible to participate in OSI’s annual performance-based incentive bonus plan as approved by the OSI board of directors.
      Under the letter agreement, on the first day of the first month following the consummation of the merger, Dr. Guyer will receive a grant of options to purchase 100,000 shares of OSI common stock at an exercise price equal to the closing price per share of OSI’s common stock on the date of grant, subject to a four-year vesting schedule. If Dr. Guyer is employed by OSI on the date that is 15 months after the effective date of the merger, he will receive a retention bonus in the amount of $125,000. If, within twelve months after the effective date of the merger, Dr. Guyer’s employment with OSI is terminated without “cause” (as defined in the letter agreement), or if Dr. Guyer voluntarily terminates his employment with OSI due to the relocation of his principal office to a location more than 35 miles from Manhattan, New York, then Dr. Guyer will receive a severance payment equal to 24 months of his base salary on the date of such termination, plus he will be entitled to medical and dental benefits coverage for a period of up to 18 months. The letter agreement also provides that, at a mutually agreeable time in the future, Dr. Guyer and OSI will discuss a transition to an arrangement whereby Dr. Guyer will become a consultant to OSI and a member of its board of directors, rather than an employee of OSI and (OSI) Eyetech.

Mr. Chaney
      Current Employment Agreement with Eyetech. Pursuant to an employment agreement dated August 25, 2003, Eyetech employs Mr. Chaney as its Chief Operating Officer. Under the agreement, Mr. Chaney currently receives an annual base salary of $315,000, which is subject to increases upon an annual review by Eyetech’s board of directors. The agreement also provides for a monthly automobile allowance of $900. Mr. Chaney’s annual bonus is targeted at 50% of his base salary and is determined at the sole discretion of Eyetech’s board of directors.
      Under the agreement, either Eyetech or Mr. Chaney may terminate his employment at any time, subject to continuation of salary payment and benefits for one year if Eyetech terminates Mr. Chaney’s employment without cause or if Mr. Chaney terminates his employment for good reason. If Eyetech terminates Mr. Chaney’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following a change in control of Eyetech, Eyetech is obligated to pay Mr. Chaney a lump sum payment equal to 15 months of his then-current base salary and reimburse him for the costs of medical and dental benefits for up to 15 months. The agreement also provides that upon any change in control of Eyetech, 50% of all of Mr. Chaney’s unvested options and restricted stock will immediately vest, and if Eyetech terminates Mr. Chaney’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following the change in control, 100% of Mr. Chaney’s unvested options and restricted stock will immediately vest.
      New Employment Agreement with OSI. On August 21, 2005, Mr. Chaney entered into an employment letter agreement with OSI. Pursuant to this letter agreement, which will supersede Mr. Chaney’s current employment agreement with Eyetech, following consummation of the merger, Mr. Chaney will continue to be employed as the Chief Operating Officer of (OSI) Eyetech. Under the letter agreement, Mr. Chaney will receive an annual base salary of $340,000, which base salary includes a car allowance. In addition, with respect to Mr. Chaney’s bonus for 2005, if the effective date of the merger occurs on or prior to November 30, 2005, Mr. Chaney will be eligible to receive a pro-rated bonus for calendar year 2005, based upon Eyetech’s current bonus program. If the effective date of the merger occurs after December 1, 2005, Mr. Chaney will be eligible to receive the full portion of his bonus based upon Eyetech’s current bonus program for 2005. Beginning in 2006, the letter agreement provides that Mr. Chaney will be eligible to participate in OSI’s annual performance-based incentive bonus plan as approved by the OSI board of directors.
      Under the letter agreement, on the first day of the first month following the consummation of the merger, Mr. Chaney will receive a grant of options to purchase 50,000 shares of OSI common stock at an exercise price equal to the closing price per share of OSI’s common stock on the date of grant, subject to a four-year vesting schedule. If Mr. Chaney is employed by OSI on the date that is 15 months after the effective date of the merger, he will receive a retention bonus in the amount of $75,000. If, within twelve months after the effective date of the merger, Mr. Chaney’s employment with OSI is terminated without “cause” (as defined in the letter agreement), or if Mr. Chaney voluntarily terminates his employment with OSI due to the relocation of his principal office to a location more than 35 miles from Manhattan, New York, then Mr. Chaney will receive a severance payment equal to 15 months of his base salary on the date of such termination, plus he will be entitled to medical and dental benefits coverage for a period of up to 15 months. The letter agreement also provides that upon such a termination, any of Mr. Chaney’s unvested options to purchase Eyetech common stock that will convert to options to acquire OSI common stock as a result of the consummation of the merger shall immediately vest.

Dr. Adamis
      Current Employment Agreement with Eyetech. Pursuant to an employment agreement dated April 12, 2002, as amended October 20, 2003, as of August 20, 2004 and as of January 4, 2005, Eyetech

employs Dr. Adamis as its Executive Vice President of Research and Development, Chief Scientific Officer. Under the amended agreement, Dr. Adamis currently receives an annual base salary of $375,000, which is subject to increases upon an annual review by Eyetech’s board of directors. The agreement also provides for an automobile allowance of $2,000 per month. Dr. Adamis’ annual bonus is targeted at 50% of his base salary and is determined at the sole discretion of Eyetech’s board of directors.
      Under the amended agreement, either Eyetech or Dr. Adamis may terminate his employment at any time, subject to continuation of salary payment and benefits for one year if Eyetech terminates Dr. Adamis’ employment without cause or if Dr. Adamis terminates his employment for good reason. If Eyetech terminates Dr. Adamis’ employment without cause or if he terminates his employment for good reason within three months before or 12 months following a change in control of Eyetech, Eyetech is obligated to pay Dr. Adamis a lump sum payment equal to 15 months of his then-current base salary and reimburse him for the costs of medical and dental benefits for up to 15 months. The amended agreement also provides that upon any change in control of Eyetech, 50% of all of Dr. Adamis’ unvested options and restricted stock will immediately vest, and if Eyetech terminates Dr. Adamis’ employment without cause or if he terminates his employment for good reason within three months before or 12 months following the change in control, 100% of Dr. Adamis’ unvested options and restricted stock will immediately vest.
      New Employment Agreement with OSI. On August 21, 2005, Dr. Adamis entered into an employment letter agreement with OSI. Pursuant to this letter agreement, which will supersede Dr. Adamis’ current employment agreement with Eyetech, following consummation of the merger, Dr. Adamis will continue to be employed as Executive Vice President, Research and Development and Chief Scientific Officer of (OSI) Eyetech. Under the letter agreement, Dr. Adamis will receive an annual base salary of $399,000, which base salary includes a car allowance. In addition, with respect to Dr. Adamis’ bonus for 2005, if the effective date of the merger occurs on or prior to November 30, 2005, Dr. Adamis will be eligible to receive a pro-rated bonus for calendar year 2005, based upon Eyetech’s current bonus program. If the effective date of the merger occurs after December 1, 2005, Dr. Adamis will be eligible to receive the full portion of his bonus based upon Eyetech’s current bonus program for 2005. Beginning in 2006, the letter agreement provides that Dr. Adamis will be eligible to participate in OSI’s annual performance-based incentive bonus plan as approved by the OSI board of directors.
      Under the letter agreement, on the first day of the first month following the consummation of the merger, Dr. Adamis will receive a grant of options to purchase 50,000 shares of OSI common stock at an exercise price equal to the closing price per share of OSI’s common stock on the date of grant, subject to a four-year vesting schedule. If Dr. Adamis is employed by OSI on the date that is 15 months after the effective date of the merger, he will receive a retention bonus in the amount of $75,000. If, within twelve months after the effective date of the merger, Dr. Adamis’ employment with OSI is terminated without “cause” (as defined in the letter agreement), or if Dr. Adamis voluntarily terminates his employment with OSI due to the relocation of his principal office to a location more than 35 miles from Manhattan, New York, then Dr. Adamis will receive a severance payment equal to 15 months of his base salary on the date of such termination, plus he will be entitled to medical and dental benefits coverage for a period of up to 15 months. The letter agreement also provides that upon such a termination, any of Dr. Adamis’ unvested options to purchase Eyetech common stock that will convert to options to acquire OSI common stock as a result of the consummation of the merger shall immediately vest.

Mr. Sblendorio
      Current Employment Agreement with Eyetech. Pursuant to an employment agreement dated February 1, 2002, as amended October 17, 2003 and as of November 15, 2004, Eyetech employs Mr. Sblendorio as its Executive Vice President, Finance and Chief Financial Officer. Under the amended agreement, Mr. Sblendorio currently receives an annual base salary of $290,000, which is subject to increases upon an annual review by Eyetech’s board of directors. The amended agreement provides for a discretionary annual bonus based on Mr. Sblendorio’s performance and Eyetech’s business results as determined by its board of directors or its senior management upon the recommendation of its Chief Executive Officer. The Agreement also provides for an automobile allowance of $2,000 per month.

Mr. Sblendorio’s annual bonus is targeted at 50% of his base salary and is determined at the sole discretion of Eyetech’s board of directors.
      Under the amended agreement, either Eyetech or Mr. Sblendorio may terminate his employment at any time, subject to continuation of salary payment and benefits for one year if Eyetech terminates Mr. Sblendorio’s employment without cause or if Mr. Sblendorio terminates his employment for good reason. If Eyetech terminates Mr. Sblendorio’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following a change in control of Eyetech, Eyetech is obligated to pay Mr. Sblendorio a lump sum payment equal to 15 months of his then-current base salary and reimburse him for the costs of medical and dental benefits for up to 15 months. The amended agreement also provides that upon any change in control of Eyetech, 50% of all of Mr. Sblendorio’s unvested options and restricted stock will immediately vest, and if Eyetech terminates Mr. Sblendorio’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following the change in control, 100% of Mr. Sblendorio’s unvested equity rights in Eyetech will immediately vest.
      Mr. Sblendorio has not entered into a new employment agreement with OSI.

Dr. Patel
      Current Employment Agreement with Eyetech. Pursuant to an employment agreement dated January 4, 2005, Eyetech employs Dr. Patel, one of Eyetech’s directors, as its Chief, Clinical and Commercial Strategy. Under the agreement, Dr. Patel currently receives an annual base salary of $225,000, which is subject to increases upon an annual review by Eyetech’s board of directors. Dr. Patel’s annual bonus is targeted at 50% of his base salary and is determined at the sole discretion of Eyetech’s board of directors.
      Under the agreement, either Eyetech or Dr. Patel may terminate his employment at any time, subject to continuation of salary payment and benefits for 12 months if Eyetech terminates Dr. Patel’s employment without cause or if Dr. Patel terminates his employment for good reason. If Eyetech terminates Dr. Patel’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following a change in control of Eyetech, Eyetech is obligated to pay Dr. Patel a lump sum payment equal to 15 months of his then-current base salary and reimburse him for the costs of medical and dental benefits for up to 15 months. The agreement also provides that upon any change in control of Eyetech, 50% of all of Dr. Patel’s unvested options and restricted stock that were granted in his capacity as an employee will immediately vest, and if Eyetech terminates Dr. Patel’s employment without cause or if he terminates his employment for good reason within three months before or 12 months following the change in control, 100% of Dr. Patel’s unvested options and restricted stock that were granted in his capacity as an employee will immediately vest.
      Dr. Patel has not entered into a new employment agreement with OSI.

Restricted Stock Grants
      On June 15, 2005, Eyetech’s board authorized the company to make awards, on June 28, 2005, to most of Eyetech’s directors, executive officers and employees pursuant to its 2003 Stock Incentive Plan consisting of up to 1,500,000 shares of restricted stock with a purchase price of $0.01 per share. The number of shares of restricted stock granted to each recipient was based on a consistently applied methodology related to the fair value of outstanding options each recipient then held and for which Eyetech accelerated the vesting. All such shares of restricted stock will fully vest on the first anniversary of the award date. In addition, all such shares of restricted stock will immediately vest upon a change in control event involving Eyetech. The completion of the merger is a change in control event for these purposes.

      The table below sets forth the number of shares of restricted stock granted to each current executive officer and director of Eyetech.

Number of
Shares of
Name	Restricted Stock

Executive Officers:
David R. Guyer, M.D.	135,000
Paul G. Chaney	30,000
Anthony P. Adamis, M.D.	92,500
Glenn P. Sblendorio	42,500
Directors:
Srinivas Akkaraju, M.D., Ph.D.	17,500
Samir Patel, M.D.	25,000
Michael J. Regan	37,500
Phillip M. Satow	37,500
Henry Simon	17,500
Damion E. Wicker, M.D.	17,500
      In addition, in connection with the payment of their bonuses for 2004, in January 2005, Dr. Guyer received an award of 25,000 shares of restricted stock and Dr. Adamis received an award of 20,000 shares of restricted stock. All of the shares granted to Dr. Adamis were vested as of the award date. One half of the shares granted to Dr. Guyer were vested as of the award date, with the balance to vest on the first anniversary of the award date. However, pursuant to Dr. Guyer’s existing employment agreement with Eyetech described above, one half of the unvested shares, or 6,250 shares, will vest upon completion of the merger.

Stock Options

2003 Stock Incentive Plan
      Under the terms of the merger agreement, each outstanding option to purchase shares of Eyetech common stock that has been granted under Eyetech’s 2003 Stock Incentive Plan that is not exercised prior to the completion of the merger will be cancelled in accordance with the terms of the plan. As of September 16, 2005, Eyetech’s current executive officers and directors held options to purchase an aggregate of 905,000 shares of Eyetech common stock under the 2003 Stock Incentive Plan. All such options are fully vested and have exercise prices ranging from $22.44 to $47.95 per share. Because all of these options are out of the money, Eyetech does not expect any of these options to be exercised prior to their cancellation upon completion of the merger.

2001 Stock Plan
      Under the terms of the merger agreement, at the effective time of the merger, each outstanding option to purchase shares of Eyetech common stock that has been granted under Eyetech’s 2001 Stock Plan, whether vested or unvested, will be assumed by OSI and become an option to acquire, on the same terms and conditions as were applicable under the 2001 Stock Plan immediately prior to the effective time of the merger, an option to purchase shares of OSI common stock. The number of shares of OSI common stock for which each option will be exercisable will be determined by multiplying the number of shares of Eyetech common stock for which such option was exercisable by a conversion ratio of 0.491. The exercise price per share of OSI common stock at which each such option will be exercisable will be determined by dividing the exercise price per share of Eyetech common stock at which this option was exercisable by the conversion ratio of 0.491.

      The table below sets forth, as of September 16, 2005, information with respect to options under the 2001 plan held by each of Eyetech’s current executive officers and directors.

	Total
	Options				Exercise Price
Name	Held	Vested(1)	Unvested		per Share

Executive Officers:
Paul G. Chaney	220,600	88,828	131,772	(2)	$3.50
Anthony P. Adamis, M.D.	208,576	161,700	46,876	(3)	1.36
Glenn P. Sblendorio	176,400	155,565	20,835	(4)	1.36
Directors:
Srinivas Akkaraju, M.D., Ph.D.	30,000	20,625	9,375	(5)	1.44
Samir Patel, M.D.	30,000	20,625	9,375	(5)	1.44
Henry Simon	30,000	20,625	9,375	(5)	1.44
Damion E. Wicker, M.D.	30,000	20,625	9,375	(5)	1.44

(1)	All options granted under Eyetech’s 2001 Stock Plan were exercisable as of the date of grant. However, the shares purchasable upon exercise of these options are subject to Eyetech’s right of repurchase that, subject to continued employment on the applicable vesting dates, lapses. For purposes of this table, “vested” options means those options for which Eyetech would not have the right of repurchase over the underlying shares.

(2)	These options vest on the 11th day of each month at a rate of approximately 5,730 shares per month.

(3)	These options vest on the first day of each month at a rate of approximately 4,700 shares per month.

(4)	These options vest on the 29th of each month at a rate of 4,167 shares per month. Pursuant to Mr. Sblendorio’s existing employment agreement with Eyetech described above, 50% of Mr. Sblendorio’s unvested options will become vested upon the completion of the merger and the remainder will become vested if Eyetech terminates Mr. Sblendorio’s employment without cause or if Mr. Sblendorio terminates his employment for good reason within three months before or 12 months following the completion of the merger.

(5)	These options vest on the third day of each month at a rate of 625 shares per month.

Transaction Completion Bonuses
      In connection with the execution of the merger agreement, Eyetech’s board of directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000, contingent upon the consummation of the merger. The recipients of these bonuses, and the amounts they may receive, will be determined by Eyetech’s board of directors based on the recommendation of its compensation committee. To the extent such bonuses are granted, recipients may include executive officers of Eyetech.

Indemnification of Officers and Directors
      The merger agreement provides for director and officer indemnification for specified time periods. See “The Merger and the Merger Agreement — Covenants Under the Merger Agreement” beginning on page 71.

THE MERGER AND THE MERGER AGREEMENT
      The following is a summary of significant provisions of the merger agreement. For a more complete understanding of the merger agreement, you should read the agreement in its entirety. The agreement is attached hereto as Annex A and is incorporated into this proxy statement/ prospectus by reference. The description of the merger agreement has been included to provide you with information regarding its terms. It is not intended to provide you with any other factual information about OSI or Eyetech. Such information can be found elsewhere in this proxy statement/ prospectus and in the other public filings OSI and Eyetech make with the SEC, which are available without charge at http://www.sec.gov.
General Description of the Merger
      In the merger, Merger EP, a specially formed, wholly-owned subsidiary of OSI, will merge with and into Eyetech. Eyetech will be the surviving corporation and will continue to exist under Delaware law as a wholly-owned subsidiary of OSI. At the effective time of the merger, the surviving corporation will be renamed (OSI) Eyetech, Inc. The by-laws of Merger EP, as in effect immediately before the merger, will be the by-laws of the surviving corporation. At the effective time of the merger, the certificate of incorporation of the surviving corporation will be amended so as to contain the provisions of the certificate of incorporation annexed to the merger agreement as Exhibit B, which is substantially the same as the certificate of incorporation of Merger EP as in effect immediately before the merger.
Effective Time
      The merger will close no later than two business days after the satisfaction or waiver of the conditions set forth in the merger agreement. The merger will be effective upon the filing of a certificate of merger with the Delaware Secretary of State. The parties expect to complete the merger by the end of 2005. However, neither Eyetech nor OSI can predict the exact timing of the merger.
Merger Consideration for Eyetech Common Stock
      At the effective time of the merger, each outstanding share of Eyetech common stock will be converted into the right to receive the merger consideration consisting of a combination of $15.00 in cash and 0.12275 of a share of OSI common stock.
No Fractional Shares
      OSI will not issue fractional shares in the merger. Instead, OSI will pay cash to each Eyetech stockholder who otherwise would be entitled to receive a fractional share of OSI common stock. The cash amount for the shares of OSI common stock to be issued at the closing of the merger will equal the fractional share number multiplied by the volume weighted average sale price per share of OSI common stock (rounded up to the nearest cent) on the Nasdaq National Market for the ten consecutive trading days ending on the second-to-last trading day immediately prior to the effective time of the merger.
Exchange of Eyetech Stock Certificates
      As promptly as reasonably practicable after the effective time of the merger, OSI will cause the exchange agent designated by OSI to mail transmittal forms to each person who held shares of Eyetech common stock as of the effective time for use in exchanging Eyetech stock certificates for the merger consideration. The transmittal forms will include instructions specifying details of the exchange.
      DO NOT SEND IN YOUR EYETECH STOCK CERTIFICATES UNTIL YOU RECEIVE A TRANSMITTAL FORM
      If certificates for any shares of Eyetech common stock have been lost, stolen or destroyed, the holder must submit an affidavit to that effect and a customary indemnification agreement to the exchange agent.

      OSI will honor a request from a person surrendering an Eyetech common stock certificate that the cash and OSI common stock being given in exchange be issued to a person other than the registered holder of the certificate on the exchange agent’s books, so long as the requesting person:

•	submits all documents reasonably required to evidence and effect the transfer to the new holder; and

•	pays any transfer or other taxes for issuing shares of OSI common stock to a person other than the registered holder of the certificate, unless the requesting person satisfactorily establishes to OSI that any tax has been paid or is not payable.
      Holders of Eyetech common stock exchanged for cash and OSI common stock in the merger will be entitled to receive dividends and other distributions on OSI common stock (without interest) that are declared or made with a record date after the effective time. Dividends or other distributions will not be paid to any former holder of Eyetech common stock, however, until that holder surrenders its shares of Eyetech stock to the exchange agent.
Treatment of Eyetech Stock Options and Restricted Stock Awards
      Eyetech has granted options to purchase shares of its common stock under its 2003 Stock Incentive Plan and its 2001 Stock Plan. Eyetech has also granted options outside of its plans. Each outstanding option granted under the 2003 Stock Incentive Plan or granted outside of a plan that is unvested prior to the effective time of the merger will accelerate in full and be immediately vested and exercisable. Any of these options that are not exercised prior to the effective time of the merger will be terminated or cancelled in accordance with their terms. Prior to the effective time of the merger, the holders of these options will be given any required notice regarding the accelerated vesting and the cancellation of such options. Each outstanding option that was granted under the 2001 Stock Plan which is not exercised prior to the effective time of the merger will be assumed by OSI at the effective time of the merger and will become an option to purchase shares of OSI common stock on the same terms and conditions as were applicable to the option immediately prior to the effective time. The number of shares of OSI common stock subject to each assumed option will be determined by multiplying the number of shares of Eyetech common stock that were subject to each option prior to the effective time of the merger by a conversion ratio of 0.491, and rounding that result down to the nearest whole number of shares of OSI common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Eyetech common stock subject to each option as in effect immediately prior to the effective time by the conversion ratio of 0.491, and rounding that result up to the nearest whole cent. All shares of Eyetech common stock that are subject to a repurchase right shall automatically be exchanged into the right to receive the merger consideration, on the same basis as all other shares of Eyetech common stock, subject to the continuation of any restrictions in any applicable Eyetech restricted stock purchase agreement.
Employee Stock Purchase Plan
      On the last business day on which Eyetech’s common stock is quoted on the Nasdaq National Market immediately prior to the closing date, Eyetech will apply the funds in the payroll withholding account for each participant in Eyetech’s 2003 Employee Stock Purchase Plan to purchase whole shares of Eyetech’s common stock in accordance with the terms of the 2003 Employee Stock Purchase Plan. The shares purchased pursuant to the 2003 Employee Stock Purchase Plan will be automatically converted into the right to receive the merger consideration on the same basis as all other shares of Eyetech’s common stock. After the effective time of the merger, no new payroll contributions will be accepted and any cash remaining in a participant’s account will be distributed to such participant without interest.
Treatment of Eyetech Benefits and Other Employee Matters
      At the effective time of the merger, Eyetech will terminate its benefit plans (other than those that provide group medical, dental and vision benefits, pre-tax premiums and health care and dependent care flexible spending accounts which will terminate at the end of the plan year in which the merger occurs, generally December 31). Eyetech will terminate the Eyetech 401(k) Plan prior to the effective time of the merger. Employees of Eyetech will be transitioned from the Eyetech benefit plans to the respective OSI benefit plans after the effective time of the merger, except for the 401(k) Plan maintained by OSI under which employees of Eyetech will become eligible immediately upon the merger. OSI has agreed to give the Eyetech employees who continue their employment after the merger credit under OSI’s employee benefits plans for purposes of eligibility, vesting and retirement status (but not benefit accruals) for services rendered to Eyetech while employed by Eyetech including services prior to the merger. In addition, OSI has agreed to give the Eyetech employees who continue their employment after the merger credit under OSI’s vacation and severance plans for purposes of benefit accruals. OSI has also agreed to waive pre-existing condition limitations under any OSI benefit plans that a continuing Eyetech employee is eligible to participate in after the merger, except to the extent a similar pre-existing condition limitation existed under the comparable Eyetech benefit plan. OSI will also give Eyetech employees credit towards any lifetime deductibles or limitations on out-of-pocket expenses incurred to the extent such deductibles or limitations are applicable under OSI benefit plan.
Accounting Treatment
      The merger will be accounted for as a purchase by OSI under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of Eyetech will be recorded, as of completion of the merger, at their respective fair values and added to those of OSI. Reported financial condition and results of operations of OSI issued after completion of the merger will reflect Eyetech’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Eyetech. Following the completion of the merger, the earnings (loss) of the combined company will reflect purchase accounting adjustments, including in-process research and development charges and increased cost of sales, and amortization and depreciation expense for acquired assets.
Material United States Federal Income Tax Consequences of the Merger
      The following discussion summarizes the material U.S. federal income tax consequences of the merger. The discussion is based on the Internal Revenue Code, or the Code, related regulations, existing administrative interpretations and court decisions, all of which may change, possibly with retroactive effect. This discussion assumes that Eyetech’s stockholders hold their shares of Eyetech common stock as capital assets within the meaning of Section 1221 of the Code. This discussion is not exhaustive of all possible tax consequences and does not address all aspects of U.S. federal income taxation that may be important to you as an Eyetech stockholder either in light of your particular circumstances or if you are subject to special rules. These special rules include those relating to:

•	stockholders who are not U.S. citizens or residents or that are foreign corporations, estates or trusts;

•	partnerships or other pass-through entities;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities;

•	stockholders who are subject to the alternative minimum tax;

•	stockholders who acquired their Eyetech stock by exercising options or similar derivative securities or otherwise as compensation; and

•	stockholders who hold their Eyetech stock as part of a hedge, straddle, wash sale, appreciated financial position or conversion transaction.

      This summary is based on a number of assumptions, representations and covenants, including the assumption that the merger will be completed as described in this document. Eyetech and OSI cannot assure you that contrary positions will not be successfully asserted by the Internal Revenue Service, or IRS, or adopted by a court if the issues are litigated. Neither Eyetech nor OSI intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.
     Tax Consequences to Eyetech Stockholders
      In General. The merger will be treated for United States federal income tax purposes as a taxable sale by you of the shares of Eyetech common stock that you surrender in the merger. The material United States federal income tax consequences of the merger are as follows:

•	you will recognize gain or loss equal to the difference between (1) the sum of the cash consideration (including any cash received in lieu of fractional shares) and the fair market value of the OSI common shares received in the merger and (2) your adjusted tax basis in the shares of Eyetech common stock surrendered in the merger for OSI common stock and cash;

•	your aggregate tax basis in the OSI common stock that you receive in the merger will equal the fair market value of such common stock at the time of the merger; and

•	your holding period for the OSI common stock that you receive in the merger should generally begin on the day after the date of the merger.
      Taxation of Capital Gain or Loss. Any gain or loss that you recognize in connection with the merger will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the merger, your holding period in your Eyetech common stock is greater than one year. For non-corporate stockholders, long-term capital gain generally is subject to tax at preferential rates. There are limitations on the deductibility of capital losses.
      Stockholders who demand appraisal of their shares under Delaware General Corporation Law and receive a cash payment with respect to their shares generally will recognize a gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in such shares. The gain or loss generally will constitute capital gain or loss.
     Tax Consequences to OSI and Eyetech
      OSI, Merger EP and Eyetech will not recognize gain or loss for U.S. federal income tax purposes by reason of the merger.
     Backup Withholding
      Unless a stockholder complies with reporting and/or certification procedures or is an exempt recipient under the backup withholding and information reporting provisions of the Code and Treasury regulations, the stockholder may be subject to a backup withholding tax, the current rate of which is 28%, on any cash payments received in the merger. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
      THIS DISCUSSION IS ONLY INTENDED TO PROVIDE YOU WITH A GENERAL SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF EVERY POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCE OR ANY OTHER CONSEQUENCE OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, OSI AND EYETECH STRONGLY

URGE YOU TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.
Representations and Warranties
      In the merger agreement, OSI, Merger EP and Eyetech make representations and warranties to each other about their respective companies related to, among other things:

•	corporate organization and qualification to do business;

•	capitalization;

•	subsidiaries and their corporate organization, qualifications to do business and capitalization;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

•	absence of a breach of organizational documents, laws or material agreements as a result of the merger agreement and the merger;

•	required governmental consents, approvals and filings;

•	governmental licenses, permits and authorizations;

•	reports and financial statements filed with the SEC and the accuracy of the information contained in those documents;

•	absence of any undisclosed liabilities;

•	compliance with laws and related regulatory matters;

•	absence of litigation;

•	title to assets;

•	filing of tax returns and payment of taxes;

•	ownership, use and non-infringement of intellectual property rights;

•	payment of fees to finders, brokers or investment bankers in connection with the merger; and

•	absence of related party transactions.
      Eyetech also made additional representations and warranties to OSI and Merger EP related to, among other things:

•	employee benefit plans;

•	compliance with governmental regulations concerning employees and relations with employees;

•	labor and employment matters;

•	leased real estate;

•	compliance with environmental laws and other environmental matters;

•	material contracts and the absence of defaults with respect to material contracts;

•	insurance coverage;

•	absence of unlawful business practices;

•	receipt of an opinion from Eyetech’s financial advisor; and

•	regulatory filings and approvals and regulatory compliance.

      OSI and Merger EP also made additional representations and warranties to Eyetech related to, among other things:

•	that they will have sufficient funds to perform all of their obligations under the merger agreement; and

•	solvency.
      Certain aspects of the representations and warranties are qualified by the concept of material adverse effect, which is discussed under “The Merger and Merger Agreement — Concept of Material Adverse Effect” beginning on page 77.
      The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the headings “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.”
Covenants Under the Merger Agreement

Conduct of Eyetech’s Business Pending the Merger
      Until the closing of the merger or the earlier termination of the merger agreement, Eyetech has agreed to use its reasonable best efforts to conduct its business in the ordinary course subject to certain specified exceptions. Eyetech also has agreed to use its reasonable best efforts to preserve intact its business organization properties and assets, to keep available the services of its officers, employees and consultants and to preserve its relationships with customers, suppliers and other persons with which it has material business relations.
      In addition to these agreements regarding the general conduct of its business, Eyetech has agreed generally to refrain from taking, or allowing any subsidiary to take, any of the following actions without the prior written consent of OSI:

•	amend its certificate of incorporation, by-laws or equivalent organizational documents;

•	issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its capital stock except in connection with the exercise of outstanding options or pursuant to the terms of its Employee Stock Purchase Plan;

•	redeem or repurchase its capital stock, except for the acquisition of shares of restricted stock upon Eyetech’s exercise of any right to repurchase shares from the holders of such restricted stock, and in connection with cashless exercise of any options to purchase Eyetech stock;

•	sell, transfer, pledge, dispose of, or encumber any material assets, except for certain sales of inventory or equipment in the ordinary course;

•	declare, set aside or pay dividends or distributions with respect to its capital stock;

•	split, combine or reclassify any shares of its capital stock or other securities;

•	sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of, or amend or modify in any material respect any existing material agreements with respect to, any Eyetech intellectual property rights;

•	acquire any interest in any business organization, subject to specified exceptions;

•	incur or guarantee any indebtedness, make any loans or enter into any financial commitments, except in the ordinary course of business or as permitted by any loan or credit agreement currently in place;

•	authorize aggregate capital expenditures in excess of $3.5 million assuming the effective time of the merger occurs on or before December 31, 2005, or $5 million if the effective time occurs after December 31, 2005;

•	except as required by law or other existing arrangements increase the compensation of officers or employees other than in the ordinary course of business, pay any severance to any officer; pay any severance to any employee other than in the ordinary course of business, subject to certain exceptions; enter into any collective bargaining agreement; adopt or amend in any material respect any employee bonus or benefit plan other than in the ordinary course, subject to certain exceptions, or enter into any employment arrangement outside of the ordinary course of business and only if terminable without penalty on 60 days’ or less notice, which OSI consent shall not, in this event, be unreasonably withheld, conditioned or delayed;

•	make any material changes to personnel or other business policies;

•	materially change any accounting policies or procedures unless required by statutory or generally accepted accounting principles;

•	create, incur, suffer to exist or assume any material lien on any material properties, facilities or other assets, other than any lien for taxes not yet due;

•	enter into any material contracts that would result in or reasonably be expected to result in Eyetech spending or receiving more than $200,000 during the current or next fiscal year; amend in any material respect or terminate (other than in accordance with its terms), or waive, release or assign any material rights or claims under, any material contract; enter into or extend any material real estate lease, or initiate or participate in any new clinical trials or clinical trial or development program, which OSI consent shall not, in this event, be unreasonably withheld, conditioned or delayed;

•	enter into any agreement, or amend or waive the terms of any existing agreement, which grants any exclusive supply, manufacturing, warehousing, production, marketing or distribution rights with respect to any Eyetech products or technologies or enter into any material collaboration agreement, material license, co-marketing or co-promotion agreement or any other material agreement with respect to Eyetech intellectual property, which OSI consent shall not, in this event, be unreasonably withheld, conditioned or delayed;

•	make a material tax election, settle or compromise any material tax liability or agree to extend any tax-related statute of limitations;

•	pay, discharge, satisfy or settle any material litigation or waive, assign or release any material rights or claims with respect thereto, other than in the ordinary course of business requiring no obligation other than the payment of up to $250,000 in the aggregate with no admission of criminal wrongdoing or the invalidity, unenforceability or infringement of any intellectual property right;

•	amend the terms of any stock option other than as described above;

•	fail to use reasonable best efforts to maintain in full force and effect material insurance policies in effect; or

•	enter into any agreement or contract to do any of the actions described above.

Covenants Of OSI
      Until the closing of the merger or the earlier termination of the merger agreement, OSI has agreed generally to refrain from taking, or allowing any subsidiary to take, any of the following actions without the prior written consent of Eyetech:

•	amend its certificate of incorporation in any way that is adverse to Eyetech stockholders;

•	amend Merger EP’s certificate of incorporation or by-laws;

•	engage in any repurchase at a premium, recapitalization, restructuring or reorganization of its capital stock;

•	declare, set aside or pay any extraordinary dividends or distributions with respect to its capital stock, except pursuant to OSI’s shareholder rights plan; or

•	acquire, or enter into a definitive agreement to acquire, any significant equity interest in, or assets of, any business organization, unless such acquisition or agreement would not require any vote of OSI’s stockholders or require financial statements or information be added to this proxy statement/ prospectus, and would not reasonably be expected to materially risk or delay the consummation of the merger, provided that, Eyetech’s consent shall not be unreasonably withheld, delayed or conditioned.

No Solicitation of Other Proposals By Eyetech
      The merger agreement contains detailed provisions prohibiting Eyetech from seeking an alternative transaction. Under these “no solicitation” provisions, Eyetech has agreed that until the closing of the merger or the merger agreement is terminated, it will not, nor will it authorize or permit any of its representatives acting on its behalf or on behalf of its subsidiaries to:

•	solicit, initiate, or knowingly encourage or facilitate, directly or indirectly, any inquiries relating to, a Competing Proposal, as defined below;

•	directly or indirectly initiate or participate in any discussions, negotiations or communications regarding any Competing Proposal; or

•	furnish to any third party any nonpublic information or data for the purpose of encouraging or facilitating or, except as required by applicable law provide access to Eyetech’s properties, offices, books, records, officers, directors or employees for the purpose of encouraging or facilitating any Competing Proposal.
      Additionally, Eyetech has agreed that its board of directors shall not:

•	withdraw or modify, in a manner adverse to OSI, its recommendation to Eyetech’s stockholders as to the adoption of the merger agreement;

•	approve or recommend any Competing Proposal;

•	enter into any letter of intent or similar agreement relating to a Competing Proposal;

•	approve or recommend, or execute or enter into any agreement requiring it to terminate the merger agreement or abandon or fail to consummate the merger; or

•	take any action necessary to render the provisions of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover laws and regulations of any state or other jurisdiction, including the provisions of Section 203 of the Delaware General Corporation Law, inapplicable to any Competing Proposal.
      Notwithstanding those restrictions, Eyetech may participate in discussions or negotiations regarding, and furnish information and cooperate in response to, a Competing Proposal if:

•	prior to stockholder adoption of the merger agreement Eyetech’s board of directors determines, after consultation with outside counsel and its financial advisor, that the Competing Proposal constitutes or is reasonably likely to lead to a Superior Proposal, as defined below;

•	Eyetech’s board of directors determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations;

•	Eyetech provides prompt written notice to OSI of the decision to take such action;

•	Eyetech enters into a confidentiality agreement with the third party making the Competing Proposal and releases OSI from its standstill obligations; and

•	there has been no previous violation of the no solicitation provisions with regard to such Competing Proposal.
      If, in connection with a Competing Proposal, the Eyetech board of directors (i) determines in good faith after consultation with outside counsel, that the failure to withdraw or modify its recommendation for adoption of the merger agreement, approve or recommend a Superior Competing Proposal or terminate the merger agreement would be inconsistent with its fiduciary obligations, (ii) after giving 48 hours written notice to OSI and at least two meetings totaling 12 hours of meeting time between OSI and Eyetech’s chief financial officer and counsel and considering in good faith any proposed amendments to the merger agreement and (iii) the Eyetech board of directors determines in good faith that such Competing Proposal constitutes a Superior Proposal, after taking into account any bona fide proposal by OSI to amend the terms of the merger agreement and the merger, the Eyetech board of directors may withdraw or modify its approval or recommendation of the merger, approve or recommend a Superior Competing Proposal or terminate the merger agreement.
      A Competing Proposal is any proposal, offer or indication of interest from a third party relating to:

•	the acquisition or purchase, directly or indirectly, of more than 20% of the consolidated total assets of Eyetech and its subsidiaries or more than 20% of any class of equity or voting securities of Eyetech;

•	any tender offer (including a self-tender offer) or exchange offer that would result in any third party owning more than 20% of any class of equity or voting securities of Eyetech; or

•	a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Eyetech.
      A Superior Competing Proposal is a bona fide written proposal or offer made by a third party to acquire, directly or indirectly, more than 50% of the capital stock of Eyetech or more than 50% of the consolidated total assets of Eyetech and its subsidiaries, on terms that Eyetech’s board of directors determines in good faith (after consulting Eyetech’s outside legal counsel and financial advisor) are more favorable to Eyetech’s stockholders than the merger, taking into account, among other things, relevant legal, financial, regulatory, timing and other aspects of the offer, the third party making the offer and the terms and conditions of the merger agreement, and which is reasonably capable of being consummated.
     Efforts to Complete the Merger
      Subject to the terms of the merger agreement, Eyetech and OSI have agreed to use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions to closing in the merger agreement, and to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary and consistent with the merger agreement to effect the closing of the merger and the other transactions contemplated by the merger agreement.
      Subject to the terms of the merger agreement, Eyetech and OSI have also agreed to use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to promptly close the merger and the other transactions contemplated by the merger agreement, including (1) obtaining all licenses, consents, permits and qualifications of governmental authorities and parties to contracts necessary for the consummation of the transactions contemplated by the merger agreement and (2) effecting all necessary registrations and filings required by any governmental authority.
      Eyetech and OSI have each agreed to make the filings required under the HSR Act and other antitrust laws, and to use their reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and other antitrust laws.

Eyetech Special Meeting
      Eyetech has agreed to take all action necessary to duly call, give notice of and hold a special meeting of its stockholders to consider and vote on the proposal to adopt the merger agreement as soon as practicable following the date upon which the registration statement of which this proxy statement/ prospectus is a part becomes effective with the SEC. Eyetech has agreed to submit the merger agreement to its stockholders, whether or not Eyetech’s board of directors at any time changes, withdraws or modifies its recommendation that Eyetech’s stockholders vote in favor of adoption of the merger agreement.
      Eyetech has also agreed that, after consultation with OSI, it may adjourn or postpone the special meeting of its stockholders to the extent necessary to ensure that any required supplement or amendment to this proxy statement/ prospectus is provided to its stockholders or if there are insufficient shares of Eyetech’s common stock represented to constitute a quorum necessary to conduct the business of the meeting.

Additional Agreements
      The merger agreement contains additional agreements between Eyetech and OSI relating to, among other things:

•	each party’s access to the other party’s information, employees and properties, and the confidentiality of such information;

•	cooperation by Eyetech with OSI in any financing by OSI of any portion of the cash merger consideration;

•	notice of (i) the occurrence, or failure to occur, of any event, which would reasonably be expected to cause any representation or warranty of either party contained in the merger agreement to be untrue or inaccurate in any material respect, which would cause the closing condition relating to accuracy of representations and warranties not to be satisfied or (ii) any failure to comply with or satisfy any covenant, condition or agreement, which would cause the closing condition relating to compliance with covenants not to be satisfied;

•	public announcements with respect to the merger and the merger agreement;

•	“comfort” letters from each party’s accountant;

•	stockholder litigation relating to the merger or the other transactions contemplated by the merger agreement;

•	approval for listing on the Nasdaq National Market of the shares to be issued as part of the merger consideration;

•	OSI’s access to documents and personnel of Eyetech with respect to disclosure controls and procedures and internal control over financial reporting and Eyetech’s due consideration to the obligations of OSI after the closing date and OSI’s views relating to such controls and procedures; and

•	consultation by Eyetech with OSI prior to Eyetech hiring non-budgeted employees or entering into, amending or waiving the terms of certain agreements.
      OSI has also agreed to indemnify each of Eyetech’s directors and officers for claims arising out of the fact that such person was an officer or director of Eyetech and to maintain for six years for their benefit in the certificate of incorporation and by-laws of the surviving corporation, indemnification provisions equivalent to those in the Eyetech organizational documents before the effective time of the merger. OSI also agreed to purchase a six-year “tail” policy with respect to Eyetech’s current directors’ and officers’ existing liability insurance and maintain such “tail” for six years with respect to acts or omissions occurring on or prior to the completion of the merger. The maximum coverage of the “tail” policy may be reduced, if necessary, to that amount that can be obtained for a premium equal to 275% of the premium paid by Eyetech during 2004.
Conditions to Completion of the Merger
      Each of OSI’s, Merger EP’s and Eyetech’s obligations to consummate the merger is subject to the satisfaction or waiver of the following conditions at or prior to the closing, including the following:

•	the declaration of the effectiveness of OSI’s registration statement on Form S-4, of which this proxy statement/ prospectus forms a part, with no stop order initiated, pending or threatened by the SEC;

•	the adoption of the merger agreement at the Eyetech special stockholder meeting by the affirmative vote of a majority of the shares of Eyetech common stock outstanding and entitled to vote thereon;

•	the authorization for listing on the Nasdaq National Market of the shares of OSI common stock to be issued in connection with the merger;

•	expiration or termination of the applicable waiting periods under the HSR Act;

•	no governmental authority shall have enacted, issued, promulgated, or enforced or entered any order which has the effect of making the merger illegal or otherwise prohibit the merger;

•	the representations and warranties of the other party being true and correct as of the date the merger is consummated except for (i) representations and warranties which address matters only as of a particular date, which representations and warranties shall be true and correct as of such particular date subject to clause (iii) below, (ii) changes contemplated or permitted by the merger agreement and (iii) failures to be true and correct as to matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the party making such representation or warranty;

•	the performance, in all material respects, by the other party of its respective obligations under the merger agreement; and

•	the receipt of a certificate signed by the chief executive officer or chief financial officer of the other party certifying to the truth and accuracy of such party’s representations and warranties and the performance or compliance by such party of its obligations, with all agreements and covenants required to be performed prior to the closing date.
      In addition, OSI’s and Merger EP’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	appraisal rights must not have been exercised by holders of more than 20% of the outstanding voting shares of Eyetech, provided that this condition will be automatically waived by OSI if OSI has not terminated the merger agreement within five business days after the special meeting at which a vote on the merger agreement was taken; and

•	the non-existence as of the closing date of the merger of any event or condition, including manufacturer or supplier shut-downs (whether due to adverse weather, fire or other loss or the requirements of applicable governmental authorities), the mutual breach of a manufacturer’s or supplier’s obligations under its agreement by Eyetech and the actual breach of a manufacturing agreement or supply agreement by Eyetech, affecting Eyetech’s inventories of Macugen or its API or its ability to manufacture additional amounts of Macugen or its API that would reasonably be expected to have a catastrophic effect on Eyetech’s ability to supply Macugen to distributors or customers over the one-year period following the date of the merger (based on the demand for Macugen that was reasonably anticipated as of August 21, 2005).
      The merger is not conditioned on OSI’s ability to obtain financing.

Concept of Material Adverse Effect
      Many of the representations and warranties contained in the merger agreement are qualified by the concept of “material adverse effect.” This concept also applies to several of the covenants and conditions to the merger described under “The Merger and Merger Agreement — Conditions to Completion of the Merger” above, as well as to termination of the merger agreement for breaches of representations and warranties as described under “The Merger and Merger Agreement — Termination of the Merger Agreement.” For purposes of the merger agreement, the concept of material adverse effect means any change, event or effect that is materially adverse to the business, assets, financial condition or results of operations of OSI or Eyetech, as the case may be, taken as a whole with its subsidiaries or on the ability of OSI or Eyetech, as the case may be, to complete the merger, other than any effect relating to:

•	general economic conditions worldwide, in the United States, or in any nation or region where the applicable company has a substantial presence or operations, unless the condition disproportionately affects the applicable company relative to other companies in its industry;

•	any acts of terrorism not directed at the applicable company or any outbreak of war;

•	the public announcement of the merger agreement, the pendency of the merger or the other transactions contemplated by the merger agreement, or any action taken that is required by the merger agreement or specifically requested by the other party to the merger agreement;

•	factors generally affecting the industries or markets in which the applicable company operates except to the extent that they disproportionately affect the applicable company relative to other companies in its industry;

•	changes in law or generally accepted accounting principles not specifically directed at the applicable company;

•	any failure by the applicable company to meet published securities analyst estimates of revenues or earnings for any period ending on or after the date of the merger agreement and prior to the merger, but not excluding any underlying cause of the failure to meet estimates; and

•	a decline in the trading price or change in trading volume of the applicable company’s common stock, but not excluding any underlying cause of the price or volume change.
Termination of the Merger Agreement
      The merger agreement may be terminated at any time before the effective time, whether before or after its adoption by the Eyetech stockholders:

•	by mutual written consent of OSI and Eyetech;

•	by OSI or Eyetech:

(i)	if the effective time of the merger has not occurred by March 21, 2006, unless that party’s own breach of the agreement is the principal reason that the merger has not been consummated;

(ii)	if a governmental authority of competent jurisdiction has prohibited the consummation of the merger in a final order, not subject to appeal and which permanently restrains, enjoins or otherwise prohibits the merger; or
        (iii) if Eyetech stockholders do not vote to adopt the merger agreement at the special meeting;

•	by OSI:
        (i) if the Eyetech board of directors;

•	withdraws or modifies its recommendation of the merger in a manner adverse to OSI;

•	fails to reaffirm its recommendation of the merger within eight business days after OSI requests that it do so when a Competing Proposal has been publicly proposed and not rejected by the Eyetech board of directors;

•	recommends to Eyetech’s stockholders that they approve or accept a Competing Proposal;

•	fails to recommend against a tender or exchange offer within 10 days of commencement of such an offer; or

(ii)	for an uncured breach of representation or warranty or an uncured breach of a covenant or agreement by Eyetech which would cause a related closing condition not to be satisfied.

•	by OSI if holders of more than 20% of Eyetech’s voting shares have exercised appraisal rights, but only within five business days following the special meeting at which a vote on the merger agreement was taken.

•	by Eyetech:

(i)	if the Eyetech board of directors shall have approved or recommended a Competing Proposal (as described above), so long as Eyetech’s board of directors has complied in all material respects with certain “no solicitation” provisions or has paid any amounts payable to OSI in connection with the termination; or

(ii)	for an uncured breach of a representation or warranty or an uncured breach of a covenant or agreement by OSI which cause a related closing condition not to be satisfied.
Effect of Termination
      If the merger agreement is terminated pursuant to the conditions set forth above, unless the termination results from the willful breach of any representation, warranty, covenant or agreement contained in the merger agreement, there will be no liability on the part of any party and all rights and obligations of the parties will cease except that any obligations with respect to payment of the termination fee and expenses described below will survive.
Termination Fees and Expenses

Payment of Termination Fee
      Eyetech has agreed to pay OSI $31 million plus up to $3.5 million of expense reimbursement if the merger agreement is terminated in any of the following circumstances:

•	OSI or Eyetech terminates the merger agreement (i) because the merger has not been consummated by March 21, 2006, (ii) the merger agreement is not approved by a majority vote of Eyetech’s stockholders (provided that OSI is not in material breach of the merger agreement) or (iii) Eyetech materially breaches the merger agreement, and, in all three cases, Eyetech consummates a Competing Proposal with respect to 50% or more of Eyetech’s equity or assets, within 12 months after the termination of the merger agreement and a Competing Proposal was publicly announced after the date of the merger agreement and not withdrawn or abandoned before the Eyetech stockholders meeting convened for the purpose of adopting the merger agreement.

•	the merger agreement is terminated because the Eyetech board of directors (and provided that OSI is not in material breach of the merger agreement):

(i) withdraws or modifies its recommendation of the merger in a manner adverse to OSI;

(ii)	fails to reaffirm its recommendation of the merger within eight business days after OSI requests that it do so when a Competing Proposal has been proposed;

(iii)	recommends to the Eyetech stockholders that they approve or accept a Competing Proposal; or

(iv)	fails to recommend against a tender or exchange offer within 10 days of commencement of such an offer.

•	the merger agreement is terminated by Eyetech following the approval or recommendation by Eyetech’s board of directors of a Competing Proposal, provided that Eyetech’s board of directors has complied in all material respects with certain “no solicitation” provisions,
      Eyetech has agreed to pay OSI up to $3.5 million of expense reimbursement if the merger agreement is terminated by OSI because of a material breach of the merger agreement by Eyetech.
      Eyetech has agreed to pay OSI up to $1.75 million of expense reimbursement if the merger agreement is terminated by OSI because holders of more than 20% of Eyetech’s voting shares have exercised appraisal rights.
      OSI has agreed to pay Eyetech up to $3.5 million of expense reimbursement if the merger agreement is terminated by Eyetech because of a material breach of the merger agreement by OSI or Merger EP.

Payment of Expenses
      Except as described above, OSI and Eyetech will share equally the fees and expenses of printing and filing this proxy statement/ prospectus and the registration statement and any filing fees under the HSR Act, and each will each pay its other merger-related fees and expenses.
Amendments and Waivers
      OSI and Eyetech may amend or waive any provision of the merger agreement in writing before the effective time of the merger, except that after the Eyetech stockholders have adopted the merger agreement, the further approval of the Eyetech stockholders would be required to reduce the amount or change the type of consideration that they will receive in the merger.
Appraisal Rights
      If the merger is consummated, holders of Eyetech common stock who do not vote in favor of adopting the merger agreement will have the right to seek an appraisal of, and to be paid the “fair value” for, their shares of Eyetech common stock, instead of receiving the cash and OSI common stock that such stockholders would otherwise be entitled to under the merger agreement. In order to assert these rights such stockholders must follow the procedures set forth in Section 262 of the Delaware General Corporation Law.
      These rights are commonly referred to as “appraisal rights” or “dissenters’ rights.” The following summary of appraisal rights is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by the text of Section 262 of the Delaware General Corporation Law, which is reproduced in Annex C to this proxy statement/ prospectus.
      This summary does not constitute a recommendation that stockholders exercise their appraisal rights, or otherwise constitute any legal or other advice. If a stockholder wishes to exercise his or her appraisal rights, such stockholder is urged to contact his or her legal counsel or advisors. This summary and Annex C should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to follow strictly the procedures set forth in Section 262 will result in a loss of appraisal rights.
      Appraisal rights are available only to the record holder of shares. References in Section 262 and in the summary below to “stockholders” are to record holders of the shares of Eyetech common stock immediately prior to the effective time of the merger as to which appraisal rights are asserted. References in the summary below to “you” and “your” assume that you are a record holder. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker, fiduciary, depositary or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 properly and timely to perfect your appraisal rights.
      Section 262 requires Eyetech to notify you, at least 20 days prior to the special meeting, as to the availability of appraisal rights and to provide you with a copy of the text of Section 262. This proxy statement/ prospectus, including Annex C, serves as the required notice and text.
      To claim your appraisal rights, you must do each of the following:

•	deliver to Eyetech prior to the vote on the adoption of the merger agreement a separate written demand for an appraisal of your shares;

•	continuously hold your shares from the date you deliver a written demand for an appraisal through the effective time of the merger;

•	not vote in favor of the adoption of the merger agreement; and

•	file within 120 days after the effective time of the merger, if Eyetech does not file within that time, a petition in the Delaware Court of Chancery demanding a determination of the fair value of your shares.
      Eyetech is under no obligation and has no intent to file any petition, and stockholders seeking to exercise appraisal rights should not assume that Eyetech will file such a petition or that Eyetech will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.
      If you sell or otherwise transfer or dispose of your shares before the merger is completed, you will lose your appraisal rights with respect to those shares. If neither any stockholder who has demanded appraisal rights nor Eyetech has filed a petition in the Delaware Court of Chancery within 120 days after the effective time of the merger, then all stockholders’ appraisal rights will be lost.
      Voting against the adoption of the merger agreement or otherwise failing to vote for the adoption of the merger agreement will not by itself constitute a demand for an appraisal or sufficient notice of an election to exercise appraisal rights. Any demand for an appraisal must be in writing, signed and mailed or delivered to:

Eyetech Pharmaceuticals, Inc.
3 Times Square, 12th Floor
New York, NY 10036
ATTN: Legal Department
      A written demand must be executed by or on behalf of the stockholder of record and must reasonably inform Eyetech of the identity of the stockholder and of the stockholder’s intent to demand appraisal of his, her or its shares of Eyetech common stock.
      A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder’s name appears on the stockholder’s stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. If a stockholder holds shares through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

      Eyetech will send notice of the effective time of the merger to each stockholder who has properly demanded appraisal rights under Section 262 and has not voted in favor of the adoption of the merger agreement. Eyetech will send this notice within 10 days after the effective time of the merger.
      If you have complied with the requirements for claiming your appraisal rights, then during the 120 days following the effective time of the merger, you may request from Eyetech a statement as to the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the number of holders of those shares. Upon any request, which must be made in writing, Eyetech will mail a statement of that information to you within 10 days.
      If a petition for an appraisal is filed timely, the Delaware Court of Chancery will hold a hearing on the petition to determine the stockholders entitled to appraisal rights and the “fair value” of their shares. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Eyetech owned by such stockholders.
      The determination of fair value will not include any element of value arising from the accomplishment or expectation of the merger. The court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the shares. The court may determine that the fair value of the shares is more than, the same as or less than the value of the cash and OSI common stock you would have received under the merger agreement. Moreover, Eyetech does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of one share of Eyetech stock is less than the merger consideration. An investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible to proof as of the date of the merger and not the product of speculation, may be considered.”
      The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts be charged pro rata against the value of all shares of stock entitled to appraisal.

      If you have duly demanded an appraisal of your shares, you will not, after the effective time of the merger, be entitled to vote those shares for any purpose, nor will you be entitled to the payment of dividends or other distributions on those shares, except for dividends or other distributions payable to stockholders as of a record date prior to the effective time of the merger.
      You may withdraw your demand for appraisal of your shares within 60 days after the effective time of the merger and accept such terms offered in the merger. Any attempt to withdraw your demand more than 60 days after the effective time of the merger will require the written approval of Eyetech. Once a petition for appraisal is filed with the Delaware Court of Chancery, the appraisal proceeding may not be dismissed as to any stockholder without court approval and such approval may be combined upon such terms as the Delaware Court of Chancery deems just.
      If you properly demand appraisal of your shares, but fail to perfect your appraisal rights, otherwise lose your appraisal rights or effectively withdraw your demand for an appraisal, your shares will be converted into the right to receive cash and OSI common stock as determined under the merger agreement, without interest.
      OSI will not be obligated to close the merger if the aggregate number of shares held by Eyetech stockholders demanding appraisal rights exceeds 20% of the number of shares of Eyetech common stock issued and outstanding immediately prior to the effective time of the merger provided that OSI must exercise its right to terminate for this reason within five business days of the date of the special meeting.
Nasdaq Listing of OSI Common Stock
      OSI has agreed to file a listing of additional shares application with the Nasdaq National Market concerning the OSI common stock to be issued to Eyetech stockholders in the merger.
Resales of OSI Common Stock by Eyetech Affiliates
      Eyetech stockholders may freely transfer the shares of OSI common stock received in the merger, unless they are individuals and entities who are deemed to be “affiliates” of Eyetech before the merger or deemed to be “affiliates” of OSI after the merger. Persons who may be deemed to be affiliates of Eyetech or OSI include individuals or entities that control, are controlled by, or are under common control with, Eyetech or OSI and may include executive officers and directors as well as principal stockholders. These affiliates or their brokers risk being characterized as “underwriters” when they sell shares of OSI common stock received in the merger. The U.S. securities laws require registration of shares sold by underwriters. An affiliate and its broker can avoid being characterized as an underwriter and, therefore, avoid the Securities Act registration requirements by selling shares in compliance with Rule 145 or Rule 144 under the Securities Act. Rule 145 covers sales by Eyetech affiliates, and Rule 144 covers sales by OSI affiliates. Each rule limits the number of shares an affiliate can sell in a particular period of time. The merger agreement requires Eyetech to use its reasonable best efforts to cause each of its affiliates to execute and deliver to OSI a written agreement to the effect that the affiliate will not offer or sell or otherwise dispose of OSI common stock issued to the affiliate in the merger, in violation of the Securities Act or the related rules and regulations adopted by the SEC. The affiliate agreement provides that the individual signatories will only sell the shares of OSI common stock they receive in the merger (i) under an effective registration statement; (ii) in conformity with the volume and other limitations of Rule 145 under the Securities Act of 1933, as amended; or (iii) in a transaction where there is receipt of an appropriate opinion of counsel or a no action letter from the SEC. The affiliate agreement also permits the affixing of a legend with respect to the relevant restrictions on transfer. The form of affiliate agreement is included as Exhibit D annexed to the merger agreement that is attached as Annex A to this proxy statement/prospectus.
      This proxy statement/ prospectus does not cover resales of OSI common stock received by any person who may be deemed to be an affiliate of Eyetech and/or OSI.

Regulatory Matters
      Under the HSR Act, the merger cannot be completed until OSI and Eyetech have made required notifications, they have given certain information and materials to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements have expired. OSI and Eyetech filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission on September 2, 2005. On September 15, 2005, OSI received notice from the Federal Trade Commission that early termination of the applicable waiting period has been granted for the merger.
      OSI and Eyetech must also comply with certain regulatory requirements to complete the merger, including, among others, the filing of the certificate of merger with the Secretary of State of the State of Delaware, the filing of a notification of listing of additional shares with the Nasdaq National Market, and the declaration of effectiveness of OSI’s registration statement registering the shares of OSI common stock issuable in the merger.

BUSINESS OF OSI
      OSI is a biotechnology company committed to discovering, developing and commercializing high-quality and novel pharmaceutical products that extend life or improve the quality of life for cancer and diabetes patients worldwide. The company currently operates through two business teams, (OSI) Oncology and (OSI) Prosidion. (OSI) Oncology is focused on developing molecular targeted therapies designed to change the paradigm of cancer care. (OSI) Prosidion is committed to the discovery and development of novel, targeted therapies for the treatment of type 2 diabetes and obesity.
      OSI is committed to building an independent, diversified and financially strong biopharmaceutical company with sustainable growth prospects around its flagship product, Tarceva. Tarceva is an oral once-a-day small molecule inhibitor of the epidermal growth factor receptor, or HER1/ EGFR, is the first drug discovered and developed by OSI to obtain approval from the FDA and the only EGFR inhibitor to have demonstrated the ability to improve survival in both NSCLC patients and, in combination with gemcitabine, for pancreatic cancer patients. Tarceva is currently approved for sale in, among others, the United States, Canada and Switzerland. OSI markets Tarceva through partnerships with Genentech in the United States and with Roche throughout the rest of the world.
      In addition to Tarceva, (OSI) Oncology exclusively markets Novantrone for its approved oncology indications and markets Gelclair for the relief of pain associated with oral mucositis. The research and development pipeline consists of novel molecularly targeted anti-cancer agents focused on signal transduction pathways involved in cell proliferation, apoptosis and angiogenesis. The most advanced of these programs, targeting the co-inhibition of c-kit/ KDR, has two candidates in development.
      (OSI) Prosidion’s lead compound, PSN9301, is a DPIV inhibitor currently in Phase II clinical trials. Other product candidates include a glycogen phosphorylase inhibitor currently in a Phase I clinical trial and a glucokinase activator scheduled to enter clinical trials in late 2005. (OSI) Prosidion owns or has licensing rights to a portfolio of DPIV medical use patents with claims covering DPIV as a target for anti-diabetes therapy and the use of combinations of DPIV inhibitors with other anti-diabetes drugs such as metformin. A number of non-exclusive licenses to the patent estate have been granted to major pharmaceutical companies. (OSI) Prosidion operates through OSI’s wholly-owned subsidiary, Prosidion Limited, in Oxford, U.K.

BUSINESS OF EYETECH
      Eyetech, a Delaware corporation formed in February 2000, is a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye. Eyetech’s initial focus is on diseases affecting the back of the eye, particularly the retina, because Eyetech believes that these diseases have the greatest unmet medical need and represent the largest potential market opportunities in ophthalmology.
      In January 2005, Eyetech began selling its first product, Macugen, in the United States for use in the treatment of all types of neovascular age-related macular degeneration, known as wet AMD or neovascular AMD. Macugen was approved in December 2004 by the FDA to treat neovascular AMD under its “fast track,” Pilot 1 program, which is reserved for drug candidates that may meet a significant unmet medical need. Eyetech is also developing Macugen for the treatment of DME and RVO. In December 2002, Eyetech entered into a collaboration with Pfizer to develop and commercialize Macugen for the prevention and treatment of diseases of the eye.
      Macugen is the first and only FDA-approved therapy for the treatment of all subtypes of neovascular AMD. Macugen addresses the abnormal blood vessel growth and blood vessel leakage that is believed to be the underlying cause of the disease. Eyetech believes Macugen has benefits over existing therapies in the treatment of neovascular AMD. Eyetech also believes Macugen may provide considerable benefits over the existing therapies for the blood vessel leakage associated with DME. Significant scientific evidence suggests that the presence in the eye of elevated levels of a protein known as vascular endothelial growth factor, or VEGF, plays an important role in causing this abnormal blood vessel growth and blood vessel leakage. Based on animal tests that Eyetech conducted, it believes that Macugen prevents VEGF from binding to its natural receptor, thereby inhibiting such abnormal blood vessel growth and blood vessel leakage.
      Neovascular AMD and DME are two of the leading causes of severe vision loss and blindness in the adult population. In the United States, Eyetech estimates that as many as 15 million people suffer from some form of AMD and that there are more than 1.6 million cases of neovascular AMD. Approximately 500,000 new cases of neovascular AMD arise each year world-wide, approximately 200,000 of which in the United States.
      Although neovascular AMD represents approximately 10% of all AMD cases, it is responsible for up to 90% of the severe vision loss associated with AMD, with a majority of neovascular AMD patients experiencing severe vision loss in the affected eye within months to two years after diagnosis of the disease. Because AMD generally affects adults over 50 years of age, Eyetech expects the incidence of AMD to increase significantly as the baby boom generation ages and overall life expectancy increases.
      In May 2004, Eyetech announced preliminary data from its Phase II clinical trial for the use of Macugen in the treatment of DME, showing positive visual and anatomical outcomes. The FDA has also given “fast track” designation to Macugen for the treatment of DME. Diabetic retinopathy is the leading cause of blindness in people less than 50 years of age in developed countries. DME is a manifestation of diabetic retinopathy and the leading cause of vision loss in diabetic retinopathy. In the United States, there are approximately 500,000 people suffering from DME, with approximately 75,000 new cases each year. Eyetech expects the incidence of DME in the United States to increase as the number of people with diabetes increases. Eyetech believes that the prevalence and incidence of AMD and DME in the European Union are similar to those in the United States. Because the existing treatments for DME have significant limitations, there is a significant unmet medical need for a new therapy for this disease. Eyetech expects to commence a Phase II/III pivotal clinical trial for the use of Macugen in the treatment of DME in 2005.
      As part of Eyetech’s collaboration with Pfizer, Eyetech and Pfizer are co-promoting Macugen in the United States and are further developing Macugen. Eyetech has granted Pfizer the exclusive right to develop and commercialize Macugen outside the United States under a royalty-bearing license. Macugen has been approved for use in Canada and Brazil. Pfizer has filed new drug applications for Macugen with the European Medicines Agency, which covers 25 countries. Applications are also currently pending in an additional eight countries.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      The following unaudited pro forma condensed combined balance sheet combines the historical unaudited consolidated balance sheets of OSI and Eyetech as of June 30, 2005, prepared in accordance with U.S. GAAP, giving effect to the merger as if it occurred on June 30, 2005. The following unaudited pro forma condensed combined statements of operations for the year ended September 30, 2004, the three-month transition period ended December 31, 2004 and the six-month period ended June 30, 2005 combine the historical consolidated financial statements of OSI and Eyetech giving effect to the merger as if it occurred on October 1, 2003, reflecting only pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma statement of operations for the year ended September 30, 2004 combines the historical consolidated statements of operations of OSI for the year ended September 30, 2004 and Eyetech for the year ended December 31, 2004. In December 2004, OSI changed its fiscal year end to December 31 and filed a transition report on Form 10-Q for the three-month period ended December 31, 2004. The unaudited pro forma condensed combined statement of operations for the three-month period ended December 31, 2004 combines the historical consolidated statements of operations of OSI and Eyetech for the three-month periods ended December 31, 2004. Accordingly, the historical consolidated statement of operations for Eyetech for the three months ended December 31, 2004 are included in the unaudited condensed pro forma statements of operations for both the year ended September 30, 2004 and the three months ended December 31, 2004. The unaudited pro forma condensed statement of operations for the six-month period ended June 30, 2005 combines the historical consolidated statements of OSI and Eyetech for the six-month period ended June 30, 2005.
      Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets of the acquired entity based on their estimated fair values as of the completion of the transaction. A final determination of these estimated fair values will be based on a third-party valuation of the actual net tangible and intangible assets of Eyetech that exists as of the closing date of the transaction, which cannot be made prior to the completion of the merger.
      These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the merger been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, OSI allocated the purchase price using its best estimates of fair value. These estimates are based on the most recently available information. In addition to the independent third-party valuation, the impact of the integration activities, the timing of the completion of the transaction and other changes in Eyetech’s net tangible and intangible assets that may occur prior to completion of the transaction could cause material differences from the information presented below. Accordingly, the purchase accounting adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to change. Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for restructuring liabilities that may result from integration activities, as management of OSI and Eyetech have not yet determined the nature and extent of these activities. The unaudited pro forma financial information does not reflect any potential operating efficiencies. The unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes of OSI and Eyetech incorporated by reference into this proxy statement/ prospectus, and the selected historical consolidated financial data included elsewhere in this proxy statement/ prospectus. See “Where You Can Find More Information” on page 112 for more information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2005

					OSI Pro
	Historical	Historical	Pro Forma		Forma
	OSI	Eyetech	Adjustments	Notes	Combined

	(Amounts in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$131,206	$74,376	$(72,544)	C,G	$133,038
Investment securities	433,096	189,268	(622,364)	C	—
Restricted investment securities — short-term	4,843	—			4,843
Receivables	36,232	55,275			91,507
Inventory — net	11,131	9,131	7,769	A	28,031
Interest receivables	3,696	—			3,696
Prepaid expenses and other current assets	7,642	6,358			14,000

Total current assets	627,846	334,408	(687,139)		275,115

Restricted cash and investment securities — long-term	2,378	5,927			8,305
Property, equipment and leasehold improvements — net	40,550	22,372			62,922
Debt issuance costs — net	3,360	—			3,360
Goodwill	39,130	—	149,538	H	188,668
Other intangible assets — net	15,851	—	386,000	H	401,851
Other assets	2,807	10,774			13,581

TOTAL ASSETS	$731,922	$373,481	$(151,601)		$953,802

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$36,200	$31,874	$		$68,074
Unearned revenue — current	7,172	19,421	(19,421)	B	7,172
Collaboration profit share payable	—	28,221			28,221
Capital leases payable and deferred rent — current	—	2,421			2,421

Total current liabilities	43,372	81,937	(19,421)		105,888

Other liabilities:
Capital leases payable and deferred rent — long term	2,175	7,956			10,131
Unearned revenue — long-term	16,972	153,175	(153,175)	B	16,972
Convertible senior subordinated notes — long-term	150,000	—			150,000
Contingent value rights	22,047	—			22,047
Accrued postretirement benefit	4,778	—			4,778

Total liabilities	239,344	243,068	(172,596)		309,816

Stockholders’ equity:
Common stock, $.01 Par Value	528	453	(453)	E	583
			55	F
Additional paid-in capital	1,389,322	423,129	(423,129)	E	1,618,075
			200,255	F
			18,098	F
			10,400	L
Deferred compensation	(936)	(30,466)	30,466	E	(11,336)
			(10,400)	L
Accumulated deficit	(871,388)	(261,273)	261,273	E	(938,388)
			(67,000)	D
Accumulated other comprehensive income	503	(576)	576	E	503
Less: Treasury stock	(25,451)	(854)	854	E	(25,451)

Total stockholders’ equity	492,578	130,413	20,995		643,986

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$731,922	$373,481	$(151,601)		$953,802

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Twelve Months Ended September 30, 2004

					OSI
	Historical	Historical	Pro Forma		Proforma
	OSI	Eyetech	Adjustments	Notes	Combined

	(Amounts in thousands, except per share amounts)
Revenues:
Product sales and sales commissions	$35,525	$—	$		$35,525
Reimbursement of development costs	—	43,629			43,629
License, milestone and other revenues	7,275	5,723	(5,000)	N	7,998

Total revenues	42,800	49,352	(5,000)		87,152

Expenses:
Cost of product sales	8,985	—			8,985
Research and development	110,398	102,739	1,231	L	214,368
Acquired in-process research and development	32,785	—	67,000	D	99,785
Selling, general and administrative	98,909	50,778	1,505	L	151,192
Impairment of intangible asset	24,599	—			24,599
Amortization of intangibles	18,606	—	30,880	I	49,486

Total operating expenses	294,282	153,517	100,616		548,415

Loss from operations	(251,482)	(104,165)	(105,616)		(461,263)
Other income (expense):
Investment income — net	5,259	3,810	(9,069)	J	—
Interest expense	(13,436)	(151)	(14,782)	M	(28,369)
Other income (expense) — net	(712)	—			(712)

Net loss	(260,371)	(100,506)	(129,467)		(490,344)

Preferred stock accretion	—	(816)	816	O	—

Net loss	$(260,371)	$(101,322)	$(128,651)		$(490,344)

Basic and diluted net loss per common share	$(6.50)	$(2.70)			$(10.75)

Weighted average shares of common stock outstanding	40,083	37,587	(37,587)	K	45,597
			5,514	K

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Three Months Ended December 31, 2004

					OSI
	Historical	Historical	Pro Forma		Proforma
	OSI	Eyetech	Adjustments	Notes	Combined

	(Amounts in thousands, except per share amounts)
Revenues:
Product sales and sales commissions	$11,756	$—	$		$11,756
Reimbursement of development costs	—	9,808			9,808
License, milestone and other revenues	591	1,815	(1,250)	N	1,156

Total revenues	12,347	11,623	(1,250)		22,720

Expenses:
Cost of product sales	(1,247)	—			(1,247)
Research and development	31,913	21,016	308	L	53,237
Net expense from unconsolidated joint business	7,661	—			7,661
Selling, general and administrative	20,313	21,534	376	L	42,223
Amortization of intangibles	3,804	—	7,720	I	11,524

Total operating expenses	62,444	42,550	8,404		113,398

Loss from operations	(50,097)	(30,927)	(9,654)		(90,678)
Other income (expense):
Investment income — net	2,380	1,205	(3,585)	J	—
Interest expense	(1,219)	(34)	(5,291)	M	(6,544)
Other income (expense) — net	541	—			541

Net loss	$(48,395)	$(29,756)	$(18,530)		$(96,681)

Basic and diluted net loss per common share	$(1.02)	$(0.72)			$(1.83)

Weighted average shares of common stock outstanding	47,375	41,326	(41,326)	K	52,889
			5,514	K

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Six Months Ended June 30, 2005

					OSI
	Historical	Historical	Pro Forma		Proforma
	OSI	Eyetech	Adjustments	Notes	Combined

	(Amounts in thousands, except per share amounts)
Revenues:
Net revenue from unconsolidated joint business	$33,428	$—	$		$33,428
Royalties on product sales	499	—			499
Product sales and sales commissions	14,544	70,653			85,197
Reimbursement of development costs	—	14,070			14,070
License, milestone and other revenues	5,225	6,962	(2,500)	N	9,687

Total revenues	53,696	91,685	(2,500)		142,881

Expenses:
Cost of product sales	2,172	14,517			16,689
Research and development	57,309	43,340	615	L	101,264
Acquired in-process research and development	3,542	—			3,542
Collaboration profit sharing	—	28,221			28,221
Selling, general and administrative	44,402	31,529	753	L	76,684
Amortization of intangibles	7,605	—	15,440	I	23,045

Total operating expenses	115,030	117,607	16,808		249,445

Loss from operations	(61,334)	(25,922)	(19,308)		(106,564)
Other income (expense):
Investment income — net	8,170	3,592	(9,022)	J	2,740
Interest expense	(2,438)	(126)			(2,564)
Other income (expense) — net	(1,440)	—			(1,440)

Net loss	$(57,042)	$(22,456)	$(28,330)		$(107,828)

Basic and diluted net loss per common share	$(1.11)	$(0.53)			$(1.90)

Weighted average shares of common stock outstanding	51,205	42,680	(42,680)	K	56,719
			5,514	K

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction and Basis of Presentation
      On August 21, 2005, OSI entered into an Agreement and Plan of Merger with Merger EP and Eyetech. In the merger, Merger EP, a specially formed, wholly-owned subsidiary of OSI, will merge with and into Eyetech. Eyetech will be the surviving corporation and will continue to exist under Delaware law as a wholly-owned subsidiary of OSI. At the effective time of the merger, the surviving corporation will be renamed (OSI) Eyetech, Inc. The by-laws of Merger EP, as in effect immediately before the merger, will be the by-laws of the surviving corporation. At the effective time of the merger, the certificate of incorporation of the surviving corporation will be amended so as to contain the provisions of the certificate of incorporation annexed to the merger agreement as Exhibit B, which is substantially the same as the certificate of incorporation of Merger EP as in effect immediately before the merger.
      Under the terms of the merger agreement, each share of common stock of Eyetech outstanding at the time of the merger will be converted automatically into the right to receive $15.00 in cash and 0.12275 shares of OSI common stock. Eyetech has granted options to purchase shares of its common stock under its 2003 Stock Incentive Plan and its 2001 Stock Plan. Eyetech has also granted options outside of its plans. Each outstanding option granted under the 2003 Stock Incentive Plan or granted outside of a plan that is unvested prior to the effective time of the merger will accelerate in full and be immediately vested and exercisable. Any of these options that are not exercised prior to the effective time of the merger will be terminated or cancelled in accordance with their terms. Each outstanding option that was granted under the Eyetech 2001 Stock Plan which is not exercised prior to the effective time of the merger will be assumed by OSI at the effective time of the merger and will become an option to purchase shares of OSI common stock on the same terms and conditions as were applicable to the option immediately prior to the effective time. The number of shares of OSI common stock subject to each assumed option will be determined by multiplying the number of shares of Eyetech common stock that were subject to each option prior to the effective time of the merger by a conversion ratio of 0.491, and rounding that result down to the nearest whole number of shares of OSI common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Eyetech common stock subject to each option as in effect immediately prior to the effective time by the conversion ratio of 0.491, and rounding that result up to the nearest whole cent.

2.	Purchase Price
      A preliminary estimate of the purchase price is as follows (table in thousands):

Cash consideration	$673,808
Equity consideration	218,408
Transaction costs and fees	10,450

Preliminary estimated purchase price	$902,666

      The fair value of the OSI shares used in determining the purchase price was $36.33 per share based on the average of the closing price of OSI common stock for the period two days before and two days after the August 21, 2005 merger agreement announcement date. The fair value of the OSI stock options issued was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $36.33, which is the value ascribed to the OSI shares in determining the purchase price; volatility of 58%; risk-free interest rate of 3.9%; and an expected life of 4.25 years.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)
      The preliminary estimated purchase price has been allocated to the tangible and intangible assets and liabilities to be acquired based on their estimated fair values as of June 30, 2005 (table in thousands):

Fair value of net tangible assets acquired	$300,128
Identifiable intangible assets acquired — core technology	386,000
In-process research and development	67,000
Goodwill	149,538

Value assigned to net tangible and intangible assets acquired	$902,666

      The allocation of the estimated purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair value of assets acquired, including the fair values of in-process research and development, other identifiable intangibles and the fair values of liabilities assumed as of the date that the merger is consummated. The allocation of the purchase price requires a series of assumptions, estimates and the exercise of judgment including the assignment of values to tangible and intangible assets.
      The purchase price allocation will remain preliminary until the completion of a third-party valuation as of the closing date of significant identifiable intangible assets acquired (including in-process research and development) and OSI determines the fair values of other identifiable assets acquired and liabilities assumed. The revised determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the merger. The revised amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.
      The estimated fair value attributed to core technology, which relates to Eyetech’s existing FDA-approved product, Macugen, was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. The estimated fair value attributed to core technology will be amortized over the best estimate of its useful life. The method of amortization will reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. For purposes of preparing the accompanying pro forma statements of operations, straight-line amortization over 12.5 years was assumed.
      The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the expected closing date of the merger, will not have reached technological feasibility and have no alternative future use. Only those research projects that had advanced to a stage of development where management believed reasonable net future cash flow forecasts could be prepared and a reasonable likelihood of technical success existed were included in the estimated fair value. The estimated fair value of the in-process research and development was determined based on a discounted forecast of the estimated net future cash flows for each project, adjusted for the estimated probability of technical success and FDA approval for each research project. In-process research and development will be expensed immediately following consummation of the merger.

3.	Pro Forma Adjustments

(A)	To eliminate Eyetech’s historical carrying value for inventory and record the estimated fair value of the acquired inventory. The fair value step-up of inventory will result in a $7.8 million decrease in gross margin as the inventory is sold, following consummation of the merger. This impact has not been reflected in the pro forma condensed combined statements of operations because it is a material non-recurring charge that will be reflected in operations in the 12-month period following the merger.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

(B)	To eliminate Eyetech’s unearned revenue, as there are no performance obligations assumed by OSI related to the payments that resulted in the recognition of Eyetech’s unearned revenue.

(C)	To record cash consideration payable to Eyetech stockholders under the merger agreement.

(D)	To record the estimated fair value of the in-process research and development acquired in the merger.

(E)	To eliminate Eyetech stockholders’ equity accounts.

(F)	To record the issuance of approximately 5.5 million shares of OSI common stock to Eyetech stockholders and other equity consideration (stock options) exchanged in the merger.

(G)	To record the estimated transaction costs and fees incurred or expected to be incurred by OSI in connection with the merger, which will be considered part of the purchase price. Also includes $10.7 million of transaction costs and fees incurred by Eyetech related to the merger and that will be expensed by Eyetech.

(H)	To record the preliminary estimated identifiable intangible assets and goodwill from the merger.

(I)	To record the amortization of acquired intangible identifiable assets with definitive lives from the merger. The preliminary estimated intangible asset and its estimated useful life is as follows:

	Preliminary Estimated	Estimated
Intangible Asset	Fair Value	Useful Life

	(In thousands)
Core technology	$386,000	12.5 Years

(J)	To record the reduction in investment income resulting from the reduced cash, cash equivalents and investment balances after payments to effect the merger.

(K)	Pro forma basic and diluted income (loss) per common share amounts for the year ended September 30, 2004, the three-month period ended December 31, 2004, and the six-month period ended June 30, 2005 are based upon the historical weighted average number of OSI common shares outstanding, adjusted to reflect the issuance of approximately 5.5 million shares of OSI common stock as a result of the acquisition.

(L)	To record the deferred stock-based compensation related to unvested Eyetech options assumed by OSI in the merger. The amount of the deferred compensation was based on the portion of the intrinsic value of the Eyetech options and restricted stock that relates to the future vesting period. The intrinsic value was measured as the difference between the assumed value of the OSI common stock of $33.00 per share at the date of the announcement of the execution of the merger agreement and the exercise price of the assumed Eyetech options after giving consideration to the exchange of the Eyetech options for OSI options. The deferred compensation is being amortized over the remaining vesting period of the assumed options. The amortization expense has been recorded in the expense category associated with the departmental classification of the grantee.

(M)	To record additional interest expense related to an assumed borrowing arrangement as a result of the combined entities not having sufficient cash to consummate the merger as of October 1, 2003. The interest rate was assumed to be 6.51%. The average borrowings for the twelve months ended September 30, 2004 and the three months ended December 31, 2004 were $227 million and $286 million, respectively. The actual amount to be borrowed in connection with the completion of the merger, if any, may differ significantly from the pro forma amounts used to derive amounts to be borrowed and the pro forma interest expense. A change of 0.125% in the interest rate would result in a change in interest expense and net loss of $284,000 and $102,000

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)

for the year ended September 30, 2004 and three months ended December 31, 2004, respectively.

(N)	To eliminate the recognition of deferred revenue related to deferred revenue recognized on Eyetech’s balance as of January 1, 2004.

(O)	To eliminate Eyetech’s accretion charge on its preferred stock.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS — (Continued)
OSI MANAGEMENT AFTER THE MERGER

Robert A. Ingram	63	Chairman of the Board
Colin Goddard, Ph.D.	46	Director and Chief Executive Officer
Michael G. Atieh	52	Executive Vice President and Chief Financial Officer
Gabriel Leung	43	Executive Vice President and President — (OSI) Oncology
Anker Lundemose, M.D., Ph.D., D.Sc	43	Executive Vice President and President — (OSI) Prosidion
David R. Guyer, M.D.	45	Executive Vice President and Chief Executive Officer — (OSI) Eyetech
Robert L. Simon	61	Executive Vice President Pharmaceutical Development and Technical Operations
Barbara A. Wood, Esq.	43	Vice President and General Counsel
G. Morgan Browne	70	Director
Daryl K. Granner, M.D.	68	Director
Walter M. Lovenberg, Ph.D.	71	Director
Viren Mehta	55	Director
Herbert Pinedo, M.D., Ph.D.	62	Director
Sir Mark Richmond, Ph.D.	74	Director
Katharine B. Stevenson	43	Director
John P. White	58	Director
Biographical Information
      Robert A. Ingram was appointed Chairman of OSI’s Board effective January 1, 2003. Mr. Ingram serves as Vice Chairman Pharmaceuticals at GlaxoSmithKline (plc), and previously served as the Chief Operating Officer and President of Pharmaceutical Operations. He began his career in the pharmaceutical industry as a sales representative for the company that would later become Merrell Dow Pharmaceuticals, Inc. He advanced rapidly through sales management at Merrell Dow and into government and public affairs. He left Merrell Dow in 1985 as Vice President of Public Affairs to become Vice President of Government Affairs at Merck & Co., Inc. In 1988, he was promoted to President of Merck Frosst Canada, Inc. In 1990, Mr. Ingram left Merck to join Glaxo Inc., Glaxo plc’s U.S. subsidiary, as Executive Vice President of Administrative and Regulatory Affairs and assumed a series of increasingly responsible positions, including Group Vice President. He was named Executive Vice President in January 1993, President and Chief Operating Officer in June 1993, President and Chief Executive Officer in March 1994, and Chairman in January 1999. As an Executive Director of Glaxo Wellcome plc, Mr. Ingram held responsibility for operations in North America and Latin America. He was appointed to the global company’s board in May 1995. In October 1997, he became Chief Executive of Glaxo Wellcome with responsibility for worldwide business operations, and added the position of Chairman to his responsibilities. Mr. Ingram graduated from Eastern Illinois University with a B.S. degree in Business Administration. He serves on the board of directors of the Wachovia Corporation, Nortel Networks, Lowe’s Companies, Edwards Lifesciences Corporation, Valeant Pharmaceuticals International and Allergan, Inc. In addition to his professional responsibilities, Mr. Ingram was asked by former U.S. President George H. Bush to form and chair the CEO Roundtable on Cancer. He also currently serves as Chairman of the Board of Trustees of the American Cancer Society Foundation, and is a member of numerous other civic and professional organizations. Mr. Ingram is also a frequent speaker at industry, pharmacy and government seminars.
      Colin Goddard, Ph.D., was appointed OSI’s Chief Executive Officer in October 1998. He also served as Chairman of OSI’s Board from August 2000 to January 2003. He served as OSI’s President from

September 1997 to September 2000; Executive Vice President and Chief Operating Officer from September 1996 to September 1997; Vice President, Research Operations from April 1995 to September 1996; Vice President, Research Operations, Pharmaceutical Division from December 1993 to April 1995; Director, Pharmaceutical Operations from April 1993 to December 1993; Director, Drug Discovery from April 1992 to April 1993; and Program Manager, Drug Discovery from April 1991 to April 1992. Dr. Goddard joined OSI as a scientist in January 1989. Dr. Goddard was instrumental in the development of OSI’s fully integrated oncology franchise and has led OSI’s corporate development, acquisition and financing efforts over the last seven years. Before joining OSI, Dr. Goddard spent four years at the National Cancer Institute in Bethesda, Maryland. Dr. Goddard serves on the board of BIO (the Biotechnology Industry Organization) and the Long Island Association, along with the cancer charitable organizations, Gilda’s Club of New York and Cancer Care of Long Island. Dr. Goddard is a member of the American Association of Cancer Research. Dr. Goddard trained as a cancer pharmacologist in Birmingham, U.K. receiving his Ph.D. from the University of Aston, Birmingham, U.K. in September 1985 and was honored as a D.Sc. from the State University of New York in 2003. Dr. Goddard has been a director of OSI since October 1998.
      Michael G. Atieh joined OSI’s Board in June 2003 and was appointed Chairman of OSI’s Audit Committee in October 2003. In June 2005 he joined OSI as Executive Vice President and Chief Financial Officer and resigned from the OSI Board. He was Group President of Dendrite International through February 2004. From October 2000 to July 2001, he was Senior Vice President and Chief Financial Officer of Dendrite. Mr. Atieh began his career in July 1975 at Arthur Young & Company (now Ernst & Young). In July 1981, Mr. Atieh joined Merck where, from July 1981 to April 1994, he served in a variety of roles including Director of Accounting Standards; Director of Accounting; Director of Investor Relations; Vice President Government Relations; Treasurer; and Vice President, Public Affairs. From April 1994 to December 1998, Mr. Atieh was at the Merck-Medco Managed Care Division of Merck with his last position as Senior Vice President, Sales and Business Development. From January 1999 to October 2000, he was Vice President and General Manager-Medicare Business Initiative of Merck’s U.S. Human Health Division. Mr. Atieh is currently a member of the board of directors and the Audit Committee of ACE Limited.
      Gabriel Leung was appointed OSI’s Executive Vice President and President, Oncology Business in May 2003. In April 2005, Mr. Leung was named President, (OSI) Oncology, OSI’s oncology business unit. Prior to joining OSI, Mr. Leung was Group Vice President of Global Prescription Business at Pharmacia Corporation from February 1999 to May 2003 and was a member of the CEO’s Operating Committee from May 2001 to April 2003. He headed Pharmacia’s Global Oncology Franchise where his responsibilities included medical affairs, marketing and sales worldwide in over 80 countries. Mr. Leung also co-chaired the Oncology Development Committee, which oversaw all oncology R&D projects and portfolio strategies. Prior to his employment with Pharmacia, Mr. Leung was at Bristol-Myers Squibb Company where he led the growth of Taxol® and Paraplatin® into the then first and second chemotherapeutic agents in the United States. Mr. Leung is a pharmacist and trained at the University of Texas at Austin where he earned his B.S. degree with High Honors. He attended graduate school at the University of Wisconsin-Madison where he earned his M.S. degree in Pharmacy, with concentration in pharmaceutical marketing. Mr. Leung is an active member of C-Change, a national initiative chaired by former U.S. President George H. Bush and Mrs. Barbara Bush with the goal of reducing cancer mortality and incidence in the United States. Under this initiative, Mr. Leung co-chairs a special task force to design a new R&D paradigm to help expedite oncology drug discovery and development.
      Anker Lundemose, M.D., Ph.D., D.Sc. (Medicine) has been the Chief Executive Officer of Prosidion since February 2003 and in April 2005 was named an Executive Vice President of OSI and President, (OSI) Prosidion, OSI’s diabetes and obesity business unit. Dr. Lundemose is co-founder of several companies including Prosidion and Symphogen A/ S. He has broad and extensive experience within medical sciences and business obtained from his positions held in both academia and the biotechnology and pharmaceutical industries. Previous positions include Chief Executive Officer of Pantheco A/ S from December 1998 to January 2003; Associate Director, Business Development, Novo Nordisk from October

1997 to November 1998; Manager, Business Development, Novo Nordisk from January 1996 to September 1997; and Head of Diabetes Biology, Novo Nordisk from June 1994 to December 1995. He received an M.D. in 1988 from the University of Aarhus, Denmark and from 1988 to 1992, under sponsorship from The Wellcome Trust, studied a Post Doctorate at University of Birmingham, England. He obtained a Ph.D. degree (Molecular Microbiology) in 1990 and a Doctor of Science degree in 1994, both from University of Aarhus, Denmark. Dr. Lundemose holds a Diploma in “Management of Drug and Device Development” from Scandinavian International Management Institute. He is also a member of the board of directors in Symphogen A/ S.
      David R. Guyer, M.D. is a co-founder of Eyetech and has been Eyetech’s Chief Executive Officer and a director since February 2000. Dr. Guyer is also currently a voluntary Clinical Professor of Ophthalmology at the New York University School of Medicine. From June 2000 to October 2002, he was also Professor and Chairman of the Department of Ophthalmology at the New York University School of Medicine. Dr. Guyer was Clinical Associate Professor of Ophthalmology at Cornell University Medical Center from July 1995 until June 2000, during which time he also served as Director of Residency Training at Manhattan Eye, Ear & Throat Hospital and was in private practice. Dr. Guyer has also served as the chief medical editor of Ophthalmology Times from July 1996 to 2004. From 1992 to 2000, Dr. Guyer was the Study Co-chairman of the Pharmacological Therapy for Macular Degeneration Study Group, a 45-center worldwide group of retinal specialists studying drug therapy for AMD. Dr. Guyer received his M.D. from The Johns Hopkins University School of Medicine and his undergraduate degree from Yale College. He was an ophthalmology resident at The Wilmer Eye Institute, The Johns Hopkins University School of Medicine and completed his fellowship training in retinal surgery at the Massachusetts Eye and Ear Infirmary, a teaching affiliate of Harvard Medical School, where he was a Heed-Knapp Fellow. Dr. Guyer is the author of more than 100 scientific articles concerning ophthalmic diseases.
      Robert L. Simon was appointed OSI’s Vice President of Global Regulatory Affairs and CMC in January 2002 and in April 2005 was named Executive Vice President, Pharmaceutical Development and Technical Operations. Mr. Simon served with Gilead as Vice President Global Regulatory Affairs from July 2000 to December 2001. Mr. Simon served as Vice President Worldwide Regulatory Affairs at Bristol Myers Squibb from November 1997 to July 2000. At Bristol Myers Squibb, he was responsible for all CMC regulatory activities worldwide for both marketed products and new drug registration. From January 1987 to October 1997, Mr. Simon held various other regulatory affairs positions at Bristol Myers Squibb. He was responsible for the filings of numerous U.S. investigational new drugs, NDAs and supplemental new drug applications, as well as a variety of international dossiers. During his career in regulatory affairs, he was instrumental in the creation of an electronic CMC dossier system capable of providing the CMC sections of worldwide registrational dossiers simultaneously. In addition, he successfully negotiated the approval of the CMC section of the only NDA that required an environmental impact statement. Among other achievements, Mr. Simon established, with the aid of the Food and Drug Administration, an efficient procedure for communication to help expedite the review and approval of the CMC sections of NDAs that are the subject of important new therapies. Mr. Simon holds a B.S. degree in Chemistry from California State University and has had Executive Management training from the Levinson Institute. He also helped co-found the Regulatory Sciences Section of the American Association of Pharmaceuticals Scientists.
      Barbara A. Wood, Esq., was appointed OSI’s Vice President and General Counsel in April 2001 and OSI’s Secretary in January 2004. Prior to joining OSI, Ms. Wood was a partner at Squadron, Ellenoff, Plesent and Sheinfeld, LLP, a New York law firm which is now part of Hogan & Hartson, LLP, where she commenced her legal career in September 1987. While at Squadron, Ms. Wood specialized in mergers and acquisitions, licensing and securities law matters. She holds a B.A. degree in classics and economics from Connecticut College and a law degree from Columbia Law School where she was a Harlan Fiske Stone Scholar.
      G. Morgan Browne was Chief Financial Officer of Cold Spring Harbor Laboratory from January 2001 until his retirement in December 2003 and was Administrative Director from June 1985 to December 2000. Prior to June 1985, Mr. Browne provided management services to a series of scientifically based companies, individually and as an Associate of Laurent Oppenheim Associates, Industrial Management

Consultants. He was Chairman and Director of Specialty Composites Corp., Newark, Delaware and Vice President Finance and a Director of Lunn Industries, Inc., Wyandanch, New York. He is currently President since 2004 and a Trustee since 2000 of Planting Fields Foundation, an historic estate arboretum. Mr. Browne is a graduate of Yale University. He is presently a Director of Harris & Harris Group, Inc. Mr. Browne currently serves on the committee which administers OSI’s 401(k) Savings and Investment Plan. Mr. Browne became a director of OSI in March 1993.
      Daryl K. Granner, M.D., is a professor of Molecular Physiology and Biophysics and of Internal Medicine at Vanderbilt University. Dr. Granner served as Chairman of Molecular Physiology/ Biophysics at Vanderbilt University from July 1984 to August 1998. From July 1970 to June 1984, he was a professor of Internal Medicine and Biochemistry at the University of Iowa, where he directed the Division of Endocrinology and Diabetes and the Iowa Diabetes Center. Dr. Granner directs the Vanderbilt Diabetes Center and is an acknowledged authority in the mechanism of insulin action and the pathophysiology of diabetes mellitus. He has served on numerous national advisory panels. Dr. Granner served as a scientific consultant to OSI from January 1992 to December 2002. Dr. Granner has been providing consulting services to OSI’s majority-owned subsidiary, Prosidion Limited, and, since August 2003, has been the Chairman of Prosidion’s Scientific Advisory Board. He is also a shareholder of Prosidion. Dr. Granner has been a director of OSI since September 1996.
      Walter M. Lovenberg, Ph.D., was an Executive Vice President and member of the board of directors of Marion Merrell Dow Inc. from September 1989 through August 1993. Dr. Lovenberg served as President of the Marion Merrell Dow Research Institute from September 1989 to August 1993 and Vice President from September 1986 through August 1989. Dr. Lovenberg has received the Fulbright-Hayes Senior Scholar Award, the Public Health Service Superior Service Award and the Third International Award for Research on Adult Diseases. Dr. Lovenberg has been the President of Lovenberg Assoc. since 1994. Dr. Lovenberg currently serves as a member of the board of directors of Inflazyme Pharmaceuticals, Ltd. Dr. Lovenberg served as a member of the board of directors of Xenometrix, Inc. from May 1992 to March 2001 and Chief Executive Officer of Helicon Therapeutics, Inc. from July 1997 to December 1999. Dr. Lovenberg also has been a director of Helicon and is currently on temporary leave from that position. He is also a director of the following private companies: Merrimack Pharmaceutics, Inc. and Quantum Bio, Inc. Dr. Lovenberg served as a consultant to OSI from October 1993 to December 2002. Dr. Lovenberg became a director of OSI in March 1994.
      Viren Mehta is the founder and managing member of Mehta Partners, LLC, providing investment, and strategic and financial advice to the global pharmaceutical and biotechnology industries, since January 1998. Mehta Partners, and its predecessor Mehta and Isaly, were strategic and financial advisors to OSI from April 1995 to December 2002. Dr. Mehta was a partner of Mehta and Isaly from July 1989 to December 1997. He was also a part of the strategic planning team of the International Division of Merck. Dr. Mehta obtained his Doctor of Pharmacy from the University of Southern California and his MBA in International Finance and Marketing from UCLA. Dr. Mehta advises investors and senior managers in the pharmaceutical and biotechnology industry. Dr. Mehta became a director of OSI in November 1999.
      Herbert Pinedo, M.D., Ph.D., has been a Professor of Medical Oncology since May 1979, and President of the VUMC-Cancer Center-Amsterdam, which now includes the Institute of Cancer Prevention and Early Detection, since January 2003. Dr. Pinedo’s work focuses on translational research, in particular, drug resistance, angiogenesis and immunology. The Cancer Center has a formal collaboration with the John Hopkins Oncology Center, School of Medicine. Dr. Pinedo has received numerous international awards including the prestigious Josef Steiner award. Dr. Pinedo is a member of numerous foundations and boards including the Dutch Cancer Society. He currently serves on the Scientific Advisory Boards of a number of pharmaceutical companies. He is a member of the British Royal Society of Medicine and The Royal Dutch Academy of Science and Arts, where he is past Chairman of the Board of the Medical Division. Dr. Pinedo is founder and past director of the New Drug Development Organization-Oncology (NDDO-Oncology) which is located in Amsterdam, The Netherlands. He was the first President of the Federation of European Cancer Societies, and Past President to the European Society of Medical Oncology. Dr. Pinedo is the co-founder of the Annals of Oncology and The Oncologist and is the Co-Editor of Current Opinion in Anticancer Drugs. He serves on numerous editorial boards including Clinical Cancer Research. Dr. Pinedo has authored more than 600 peer reviewed international publications and more than 120 chapters, invited papers or proceedings. Dr. Pinedo has been decorated by the Netherlands Queen with the prestigious Knight of the order of the Netherlands Lion. Dr. Pinedo was appointed to OSI’s Board on June 1, 2004.
      Sir Mark Richmond, Ph.D., is an emeritus senior fellow of University College, London. From November 1993 to February 1996, Sir Mark served as the Head of Research and Special Assignments, Research Directorate, at Glaxo Research & Development, Ltd. From August 1981 to October 1990, he was the Vice Chancellor of the University of Manchester, and served as the Chairman of the Science and Engineering Research Council, the leading government funded agency supporting academic research in the United Kingdom from October 1990 to November 1993. Sir Mark is a non-executive director of a number of biotechnology companies in the U.S. and Europe, including Genentech and Targeted Genetics Corp., which are public companies. He is also a consultant in the biotechnology and pharmaceutical industries. Sir Mark became a director of OSI in April 2000.
      Katharine B. Stevenson is Treasurer at Nortel Networks. She is responsible for all treasury activity for the corporation including treasury operations, corporate and structured finance, credit, risk management, and pension fund management. Her responsibilities include the management of the corporation’s global banking, insurance, and rating agency relationships. She has previously been responsible for business development at Nortel, including mergers and acquisitions (2002-2005). She has led the corporation through an intensive capital raising period, arranging bank facilities, structuring securitization programs, and executing new issuances of various securities in the capital markets. She joined Nortel in 1995 from J.P. Morgan, a global investment-banking firm, where she was Vice President, Corporate Finance, based primarily in New York. She had responsibilities in the financial advisory, risk management, bank financing, and corporate finance groups. Her experience at J.P. Morgan included underwriting and arranging a wide variety of public and private capital offerings as well as providing financial advice to major multinationals. She joined J.P. Morgan in New York after graduating Magna Cum Laude from Harvard College. She is Chair of the Board of Governors of The Bishop Strachan School, or BSS, a leading independent day and boarding school for girls, located in Toronto, Canada. She has served on the BSS Board of Governors since 2003 and formerly was a member of the BSS Board of Trustees (2000-2003). She formerly served as Chairman, Vice Chairman, Treasurer, and Trustee of the Financial Executives International (FEI) Research Foundation. She became a director of OSI in April 2005 and is Chairman of the Audit Committee.
      John P. White is a partner of Cooper & Dunham LLP, a New York City law firm specializing in patent, trademark and related intellectual property matters, and has been associated with the firm since February 1977. Mr. White is a member of numerous professional organizations, both legal and scientific, and has written and lectured extensively on the subject of legal protection for biotechnology. Mr. White has been a director of OSI since May 1985.

COMPARATIVE STOCK PRICES AND DIVIDENDS
      OSI common stock is traded in the over-the-counter market and is included for quotation on the Nasdaq National Market under the trading symbol “OSIP.” The following table sets forth, for the periods indicated, the high and low sales prices per share of OSI common stock as reported on the Nasdaq National Market.

2005	High	Low

First Quarter	$74.90	$41.25
Second Quarter	50.20	34.57
Third Quarter (through September 16, 2005)	47.65	29.71

Three-Month Transition Period	High	Low

October 1, 2004 through December 31, 2004	$74.95	$44.34

2004 Fiscal Year	High	Low

First Quarter	$34.19	$24.47
Second Quarter	43.26	29.41
Third Quarter	98.70	33.94
Fourth Quarter	70.41	50.71

2003 Fiscal Year	High	Low

First Quarter	$22.74	$14.04
Second Quarter	17.39	12.84
Third Quarter	37.30	13.05
Fourth Quarter	38.34	29.15
      Eyetech common stock is traded in the over-the-counter market and is included for quotation on the Nasdaq National Market System under the symbol “EYET” since Eyetech’s initial public offering on January 30, 2004. Prior to that time there was no established public trading market for Eyetech’s common stock. The following table sets forth the range of the high and low sales prices as reported on the Nasdaq National Market from its initial public offering on January 30, 2004 through September 16, 2005.

2005	High	Low

First Quarter	$45.80	$25.55
Second Quarter	29.87	10.93
Third Quarter (through September 16, 2005)	18.62	11.27

2004	High	Low

First Quarter (from January 30, 2004)	$37.15	$29.25
Second Quarter	49.12	30.08
Third Quarter	45.50	29.68
Fourth Quarter	47.92	34.11
Recent Closing Prices
      The following table sets forth the closing sales prices per share of OSI common stock and Eyetech common stock as reported on the Nasdaq National Market on Friday, August 19, 2005, the last trading day before the public announcement of the merger agreement, and on September 16, 2005, the last practicable trading day before the date of this document.

	Eyetech Common Stock	OSI Common Stock
	Closing	Closing

August 19, 2005	$13.99	$40.77
September 16, 2005	$18.31	$31.23

      The market price of OSI common stock is likely to fluctuate prior to the merger. You should obtain current market quotations. OSI cannot predict the future prices for OSI common stock, or on which markets it will be traded in the future.
Dividend Policy
      OSI has never declared or paid any cash dividends on its capital stock. OSI currently intends to retain earnings, if any, to support the development of its business and does not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of the OSI board of directors after taking into account various factors, including its financial condition, operating results and current and anticipated cash needs.
      Eyetech has never paid cash dividends on its capital stock or nonoutstanding stock. Eyetech currently intends to retain all of its future earnings to finance the growth and development of its business and does not expect to pay cash dividends to its stockholders in the foreseeable future.
Shareholder Rights Plan

OSI
      On September 27, 2000, the OSI board of directors authorized and declared a dividend distribution of one right for each outstanding share of its common stock payable to stockholders of record at the close of business on September 27, 2000, and authorized the issuance of one such right for each share of its common stock (except as otherwise provided in the rights agreement described below) issued after that date and before the earliest to occur of the “Distribution Date” (as defined below), the time the rights are redeemed, and August 31, 2010. Each right entitles the registered holder to purchase from OSI one one-thousandth of a share of its Series SRP Junior Participating Preferred Stock, par value $0.01 per share, at a price of $500.00, subject to adjustment as provided in the rights agreement. The rights will expire at the close of business on August 31, 2010, unless earlier redeemed by OSI as described below. The description and terms of the rights are set forth in the rights agreement dated as of September 27, 2000 between OSI and The Bank of New York, as rights agent.
      The rights are not exercisable until the “Distribution Date,” which is the earlier of (i) the date that is 10 days (or such later date as the board of directors may determine) after the commencement of, or first public announcement of an intention to make, a tender or exchange offer by any person the consummation of which would result in a person or group becoming an “Acquiring Person” (as defined below), or (ii) the date of the first public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, otherwise than pursuant to a “Permitted Offer” (as defined below), beneficial ownership of 17.5% or more of the outstanding shares of common stock. A person or group who acquires beneficial ownership of 17.5% or more of the outstanding shares of common stock is an “Acquiring Person.”
      Until the Distribution Date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and (ii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificates. As soon as practicable after the Distribution Date, right certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate right certificates alone will represent the rights.
          Flip-In Right
      In the event that any person becomes an Acquiring Person (other than pursuant to a Permitted Offer), the rights will be modified automatically so that each holder of a right will thereafter have, in lieu of the right to purchase shares of preferred stock, the right to receive upon exercise of the right at a price equal to the exercise price, the number of shares of common stock which, immediately before such Acquiring Person became an Acquiring Person, had a market value equal to twice the amount of the exercise price of the right. Notwithstanding the foregoing, after such person shall have become an Acquiring Person, all rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A “Permitted Offer” is a tender or exchange offer which is for all of OSI’s outstanding shares of common stock at a price and on terms which the board of directors determines to be adequate and in the best interests of OSI and its stockholders other than such Acquiring Person, its affiliates and associates.
          Flip-Over Right
      In the event that, at any time after a person or group has become an Acquiring Person, (i) OSI is acquired in a merger or other business combination in which the holders of all of the outstanding shares of common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power or (ii) more than 50% of OSI’s assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate thereof or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person (or, if in such transaction all holders of shares of common stock are not treated alike, any other person), then each holder of a right (except rights which previously have become null and void as set forth above) shall thereafter have the right to receive, upon exercise of the right at a price equal to the exercise price, shares of common stock of the acquiring company having a value equal to twice the amount of the exercise price of the right. Each such holder of a right will continue to have a flip-over right whether or not such holder exercises or surrenders the flip-in right, and such holder will have a successive flip-over right on each occurrence of a transaction specified under (i) and (ii) above.

Redemption
      At any time before a person or group becomes an Acquiring Person, OSI may redeem the rights in whole, but not in part, at a price of $.001 per right, subject to adjustment. Immediately upon the action of the board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Eyetech
      On June 8, 2005, Eyetech’s board of directors authorized and declared a dividend of one right for each outstanding share of its common stock, to stockholders of record at the close of business on June 21, 2005, and authorized the issuance of one right for each share of its common stock (except as otherwise provided in the rights agreement) between June 21, 2005 and the Distribution Date (as defined below). Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from Eyetech for $150.00 one one-hundredth of a share of Eyetech’s Series A Preferred Stock, subject to adjustment. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Series A Preferred Stock should approximate the economic value of one share of Eyetech’s common stock.
      The description and terms of the rights are set forth in a rights agreement between Eyetech and American Stock Transfer & Trust Company, as rights agent, dated June 10, 2005.
      Initially, the rights attached to all certificates representing shares of Eyetech’s outstanding common stock, and no separate certificates representing rights were distributed. Subject to the provisions of the rights agreement, the rights will separate from Eyetech’s common stock and the “Distribution Date” will occur upon the earlier of:

•	10 business days following a public announcement, which we refer to as the Stock Acquisition Date, that a person or group of affiliated or associated persons, which person or group we refer to as an Acquiring Person, has acquired or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of Eyetech’s common stock;

•	10 business days (or such later date as may be determined by action of Eyetech’s board of directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

      The rights are not exercisable until the Distribution Date and will expire at the close of business on June 20, 2015 unless earlier redeemed or exchanged by Eyetech as described below. Under certain circumstances the exercisability of the rights may be suspended. In no event, however, will the rights be exercisable prior to the expiration of the period in which the rights may be redeemed as described below.
          Flip In
      If a person becomes an Acquiring Person, then each holder of a right will thereafter have the right to receive, upon exercise, one-hundredth of a share of Eyetech’s Series A Preferred Stock or, at Eyetech’s option, shares of Eyetech’s common stock (or, in certain circumstances, cash, property or other securities of Eyetech) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by 0.01. Notwithstanding any of the foregoing, after a person becomes an Acquiring Person, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.
          Flip-Over
      Each holder of a right (except rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right if, at any time following the date that any person becomes an Acquiring Person,

•	Eyetech is acquired in a merger or other business combination transaction and Eyetech is not the surviving corporation;

•	any person merges with Eyetech and all or part of Eyetech’s common stock is converted or exchanged for securities, cash or property of Eyetech or any other person; or

•	50% or more of Eyetech’s assets or earning power is sold or transferred.
          Redemption
      At any time until 10 business days following the Stock Acquisition Date, Eyetech’s board of directors may redeem the rights in whole, but not in part, at a price of $.001 per right (subject to adjustment in certain events) payable, at the election of Eyetech’s board of directors, in cash, shares of Eyetech’s common stock or other consideration considered appropriate by Eyetech’s board of directors. Immediately upon the action of Eyetech’s board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
          Amendment to Rights Plan
      On August 21, 2005, Eyetech and American Stock Transfer & Trust Company amended Eyetech’s rights plan to exclude OSI and Merger EP from the definition of “Acquiring Person,” and to amend certain other provisions, to permit the merger agreement to be executed, and the transactions contemplated thereby to be consummated, without triggering the rights granted under the rights plan.
Number of Stockholders and Number of Shares Outstanding
      As of                     , 2005 there were  stockholders of OSI of record who held an aggregate of                      shares of OSI common stock.
      As of                     , 2005 there were  stockholders of Eyetech of record who held an aggregate of                      shares of Eyetech common stock.

COMPARISON OF RIGHTS OF THE OSI AND EYETECH STOCKHOLDERS
      Both OSI and Eyetech are incorporated under the laws of in the State of Delaware. If the merger is completed, holders of Eyetech common stock will become holders of OSI common stock and the rights of former Eyetech stockholders will be governed by Delaware law and OSI’s restated certificate of incorporation and second amended and restated by-laws. The rights of Eyetech stockholders under Eyetech’s restated certificate of incorporation and second amended and restated by-laws differ in limited respects from the rights of OSI’s stockholders under OSI’s restated certificate of incorporation and OSI’s second amended and restated by-laws. The material differences are summarized in the table below. The summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Delaware General Corporation Law as well as to the OSI restated certificate of incorporation, the OSI second amended and restated by-laws, the Eyetech restated certificate of incorporation and the Eyetech second amended and restated by-laws, copies of which are on file with the SEC.

	OSI Stockholder Rights	Eyetech Stockholder Rights

Corporate Governance:	The rights of OSI common stockholders are currently governed by Delaware law and the restated certificate of incorporation and the second amended and restated by-laws of OSI. Upon consummation of the merger, the rights of OSI common stockholders will remain governed by Delaware law and the restated certificate of incorporation and the second amended and restated by-laws of OSI.	The rights of Eyetech common stockholders are currently governed by Delaware law and the restated certificate of incorporation and the second amended and restated by-laws of Eyetech. Upon consummation of the merger, the rights of Eyetech common stockholders will be governed by Delaware law and the restated certificate of incorporation and the second amended and restated by-laws of OSI.
Authorized Capital Stock:	The authorized capital stock of OSI consists of 200 million shares of common stock and five million shares of preferred stock, of which 60,000 shares are designated as “Series SRP Junior Participating Preferred Stock.”	The authorized capital stock of Eyetech consists of 125 million shares of common stock and five million shares of preferred stock, of which 600,000 shares are designated as “Series A Preferred Stock.”
Number of Directors:	OSI’s second amended and restated by-laws provide that the number of directors is seven, however the board of directors, by resolution adopted by vote of majority of the then authorized directors, may increase the number of directors. The board of directors, by appropriate resolutions, has increased the number of directors to ten. Accordingly, the OSI board of directors currently consists of ten directors.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that, subject to the rights of holders of any series of preferred stock, the number of directors be established by the board of directors. The Eyetech board of directors currently consists of seven members.
Stockholder Nomination of Directors:	OSI’s second amended and restated by-laws provide that a stockholder’s written notice to OSI’s Secretary nominating a	Eyetech’s second amended and restated by-laws provide that a stockholder’s written notice to Eyetech’s Secretary nominating a

	OSI Stockholder Rights	Eyetech Stockholder Rights

	person for election as a director must be received at least 45 days prior to the date on which OSI first mailed its proxy materials for the prior year’s annual meeting of stockholders, or if OSI did not have an annual meeting of stockholders in the prior year, 90 days prior to the date of the annual meeting for the current year.	person for election as a director must be received as follows: (i) in the case of election at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (with certain adjustments if the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting) and (ii) in the case of election at a special meeting of stockholders, not earlier than the 120th day prior to the date of such special meeting and not later than the close of business on the later of (A) the 90th day prior to such special meeting and (B) the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever is later.
Election of Directors:	Under OSI’s restated certificate of incorporation, holders of OSI common stock and Series SRP Junior Preferred Stock vote together as one class on the election of directors with respect to the election of directors. Election of directors need not be by written ballot and directors need not be stockholders of the corporation.	Eyetech’s second amended and restated by-laws provide that each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder. Election of directors need not be by written ballot and directors need not be stockholders of the corporation.
Filling Vacancies on the Board of Directors:	OSI’s second amended and restated by-laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, or until his earlier resignation or removal.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that, subject to the rights of holders of any series of preferred stock, any vacancy or newly created directorships in the board of directors, however occurring, shall be filled only by vote of a majority of the directors in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of the class for which such

	OSI Stockholder Rights	Eyetech Stockholder Rights

director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.
Classification of Board of Directors:	OSI’s restated certificate of incorporation and second amended and restated by-laws do not provide for the division of the board of directors into classes.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that, subject to the rights of any series of Preferred Stock to elect directors, the board of directors is divided into three classes: Class I, Class II and Class III. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected, provided that each director initially appointed to Class III shall serve for a term expiring at the corporation’s annual meeting of stockholders held in 2006 and provided further that the term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.
Removal of Directors:	Under OSI’s second amended and restated by-laws, a director may be removed with or without cause by a vote of the holders of majority of shares entitled to vote for the election of directors.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that, subject to the rights of holders of any series of preferred stock, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors or class of directors.
Stockholder Action by Written Consent:	Under OSI’s restated certificate of incorporation, no stockholder action may be taken without a meeting, without prior notice and without a vote.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that stockholders of the corporation may not take any action by written consent in lieu of a meeting. Notwithstanding any other provisions of law, the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors or class of directors is

	OSI Stockholder Rights	Eyetech Stockholder Rights

required to amend or repeal this provision.
Notice of Business at Annual Meeting:	Under OSI’s second amended and restated by-laws, written notice of the annual meeting must include the date, time and place of such meeting. Notice shall be given not less than 10 nor more than 60 days prior to the annual meeting to each stockholder entitled to vote at such meeting.	Eyetech’s second amended and restated by-laws require notice of an annual meeting of stockholders that includes the date, time and place of such meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and voting at such meeting. Notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.
Special Meetings of Stockholders:	OSI’s second amended and restated by-laws provide that a special meeting of stockholders may be called by the board of directors. Stockholders are not entitled to call special meetings of stockholders. Written notice of special meetings must include the date, time, place and purpose and must be given not less than 10 nor more than 60 days prior to the special meeting.	Eyetech’s restated certificate of incorporation and second amended and restated by-laws provide that a special meeting of stockholders may be called at any time by the board of directors, the Chairman of the Board or the Chief Executive Officer, but not any other persons. Notice of a special meeting of stockholders that includes the date, time and place of such meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and voting at such meeting and the purpose or purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.
Amendment of Certificate of Incorporation and By-Laws:	OSI’s restated certificate of incorporation provides the right to amend, alter, change or repeal any provisions contained in its certificate of incorporation in the manner prescribed by Delaware law. However, it may not be amended in any manner which would materially alter the rights of the holders of Series SRP Preferred Stock so as to affect them adversely without the affirmative vote of the holders of the majority of the outstanding	Eyetech’s restated certificate of incorporation provides for the right to amend, alter, change or repeal any provision contained therein in the manner prescribed by Delaware law. In addition, the restated certificate of incorporation provides the board of directors with the power to adopt, amend, alter or repeal the second amended and restated by- laws by a majority vote of the directors at any regular or special meeting of the board of directors.

	OSI Stockholder Rights	Eyetech Stockholder Rights

shares of Series SRP Preferred Stock, voting separately, as a class.
OSI’s second amended and restated by-laws provide that holders of at least a majority of the votes entitled to vote in an election of directors shall have the power to adopt, amend or repeal the by-laws. The board of directors has equal power to adopt, amend or repeal the by-laws by vote of a majority of the directors, provided that, any by-law adopted by the board of directors may be amended or repealed by a majority vote of the shares entitled at the time to vote for the election of directors.	The stockholders may also adopt, amend, alter or repeal the second amended and restated by-laws by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors or class of directors.
Eyetech’s second amended and restated by-laws provide that the by-laws may be amended or repealed, in whole or in part, or new by-laws may be adopted by the board of directors or by the stockholders as provided in the restated certificate of incorporation.
Voting Stock:	The outstanding voting securities of OSI are the shares of OSI common stock. Holders of OSI common stock have one vote per share held by them. There are presently no outstanding shares of OSI’s Series SRP Junior Preferred Stock.	The outstanding voting securities of Eyetech are the shares of Eyetech common stock. Holders of Eyetech common stock have one vote per share held by them. There are presently no outstanding shares of Eyetech’s Series A Preferred Stock.
Shareholder Rights Plan:	OSI has a shareholder rights plan. Please see “Comparative Stock Prices and Dividends — Shareholder Rights Plan” beginning on page 101 for a description of the OSI rights plan.	Eyetech has a shareholder rights plan. Please see “Comparative Stock Prices and Dividends — Shareholder Rights Plan” beginning on page 102 for a description of the Eyetech rights plan.
Liquidation and Dividend Rights:	Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of OSI, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Under OSI’s restated certificate of incorporation, the holders of Series SRP Junior Preferred Stock receive preferential	Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Eyetech, whether voluntary or involuntary, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

	OSI Stockholder Rights	Eyetech Stockholder Rights

treatment over common stockholders with respect to liquidation rights, and rank junior to all other series of preferred stock with respect to dividends unless otherwise provided.
Conversion and Redemption Rights:	Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. If OSI enters into any consolidation, merger, combination or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, then in any such case the shares of Series SRP Preferred Stock will at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or other property (payable in kind) into which or for which each share of common stock is changed or exchanged. Holders of OSI common stock and Series SRP Preferred have no redemption rights under the OSI restated certificate of incorporation.	Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.
Indemnification and Limitation of Liability:	OSI’s restated certificate of incorporation provides that OSI shall indemnify its officers and directors and employees to the maximum extent permissible under Delaware law subject to certain limitations.	Eyetech’s restated certificate of incorporation includes detailed indemnification provisions for the protection of its officers, directors and employees in specific instances and pursuant to specific procedures and limitations.

PROPOSALS FOR EYETECH’S SPECIAL MEETING
Proposal 1: Adoption of the Merger Agreement
      The first proposal on the agenda for Eyetech’s special meeting is the adoption of the Agreement and Plan of Merger, dated as of August 21, 2005, among OSI, Merger EP, a wholly-owned subsidiary of OSI, and Eyetech, a copy of which is attached as Annex A to this proxy statement/ prospectus.
      The adoption of the merger agreement requires the affirmative vote of holders of a majority of the shares of Eyetech’s common stock outstanding on the record date and entitled to vote at the special meeting.

Board Recommendation
      Eyetech’s board of directors has unanimously approved the merger and the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Eyetech and its stockholders. Accordingly, Eyetech’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.
Proposal 2: Approval of the Adjournment of Eyetech’s Special Meeting
      Eyetech is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Eyetech may not have received sufficient votes to adopt the merger agreement by the time of the special meeting. In that event, Eyetech would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder vote to adopt the merger agreement. Any other adjournment of the special meeting (for example, an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy. Eyetech’s board of directors retains full authority to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any of its stockholders.
      The approval of a proposal to adjourn the special meeting would require the affirmative vote of the holders of a majority of the shares of Eyetech’s common stock present in person or by proxy and entitled to vote at the special meeting. A stockholder’s failure to vote his, her or its proxy or to vote in person will have no effect on the approval of the adjournment proposal. A stockholder’s abstention will have the same effect as a vote against approval of the adjournment proposal. A broker non-vote will have no effect on the approval of the adjournment proposal.

Board Recommendation
      Eyetech’s board of directors recommends that you vote “FOR” the adjournment proposal so that proxies may be used to adjourn Eyetech’s special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement.

LEGAL MATTERS
      Saul Ewing LLP, Philadelphia, Pennsylvania will pass upon the validity of the OSI common stock offered by this proxy statement/ prospectus.
EXPERTS
      The consolidated financial statements of OSI and subsidiaries as of September 30, 2004 and 2003, and for each of the years in the three-year period ended September 30, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering OSI’s September 30, 2004 consolidated financial statements refers to the adoption of the provisions of EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in 2004; the full adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” in 2003; and the adoption of the provisions of Statement of Financial Accounting Standards No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” relating to the classification of the effect of early debt extinguishments in 2002.
      Ernst & Young LLP, independent registered public accounting firm, has audited Eyetech’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Eyetech’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
FUTURE EYETECH STOCKHOLDER PROPOSALS
      If the merger is consummated, Eyetech will no longer have public stockholders and there will be no public participation in any future meetings of its stockholders. However, if the merger is not consummated, Eyetech would plan to hold its 2006 Annual Meeting. Stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in Eyetech’s proxy statement for the 2006 Annual Meeting may be sent to Eyetech’s Corporate Secretary at Eyetech’s principal office at 3 Times Square, 12th Floor, New York, New York 10036, Attention: Corporate Secretary. Eyetech would need to receive such proposals within a reasonable time before it begins to print and mail its proxy materials for its 2006 Annual Meeting. Such stockholder proposals would also need to meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Eyetech’s proxy statement for its 2006 Annual Meeting.
      If a stockholder wishes to present a proposal before the 2006 Annual Meeting, but does not wish to have the proposal considered for inclusion in Eyetech’s proxy statement and proxy card, such stockholder must also give written notice to Eyetech’s Corporate Secretary at Eyetech’s principal office at 3 Times Square, 12th Floor, New York, New York 10036, Attention: Corporate Secretary. To be timely, a stockholder’s notice must be received not later than February 10, 2006 (90 days prior to the first anniversary of the 2005 Annual Meeting which was held on May 11, 2005) and not before January 11, 2006 (120 days prior to the first anniversary of the 2005 Annual Meeting) for inclusion in the proxy statement for that meeting. If the 2006 Annual Meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the 2005 Annual Meeting, a stockholder’s notice must be received not earlier than the later of (i) the 120th day prior to the 2006 Annual Meeting and not later than the close of business on the 90th day prior to the 2006 Annual Meeting and (ii) the 10th day following the day on which notice of the date of the 2006 Annual Meeting was mailed or public disclosure of the date of the 2006 Annual Meeting was made, whichever first occurs.

OTHER MATTERS
      Eyetech currently does not intend to bring before the Eyetech special meeting any matters other than those specified in the notice accompanying this proxy statement/ prospectus, and Eyetech has no knowledge of any other matters which may be brought up by other persons. However, if any other matters come before the Eyetech special meeting or any adjournments of the meeting, the persons named in the enclosed form of proxy, including any substitutes, will use their best judgment to vote the proxies.
WHERE YOU CAN FIND MORE INFORMATION
      OSI and Eyetech file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that OSI and Eyetech file with the SEC, without charge, at the Public Reference Section of the SEC, 100 F Street, N.W., Washington, D.C. 20549.
      Please call the SEC at 1-800-SEC-0330 or (202) 942-8090 for further information on its public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      OSI filed a registration statement on Form S-4 to register with the SEC the OSI common stock to be issued to Eyetech’s stockholders in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a proxy statement/ prospectus of OSI in addition to being a proxy statement of Eyetech. As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in OSI’s registration statement or the exhibits to the registration statement.
      The SEC allows OSI and Eyetech to incorporate by reference information into this proxy statement/ prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/ prospectus, except for any information superseded by information contained directly in this proxy statement/ prospectus or in later-filed documents incorporated by reference in this proxy statement/ prospectus.
      This proxy statement/ prospectus incorporates by reference the documents set forth below that OSI and Eyetech have previously filed with the SEC (other than respective filings or portions of filings that are furnished, under applicable SEC rules rather than filed). These documents contain important business and financial information about OSI and Eyetech that is not included in or delivered with this proxy statement/ prospectus.
OSI Filings (File No. 000-15190)

•	Annual report on Form 10-K for the fiscal year ended September 30, 2004, filed with the SEC on December 14, 2004, as amended on January 18, 2005;

•	Current reports on Form 8-K, filed with the SEC on October 21, 2004, November 4, 2004, November 19, 2004 as amended on November 24, 2004, November 24, 2004, December 16, 2004, January 27, 2005, February 8, 2005, February 11, 2005, March 8, 2005, March 21, 2005, March 30, 2005, April 5, 2005, April 12, 2005, April 20, 2005, April 22, 2005, May 6, 2005, May 16, 2005, May 25, 2005, June 17, 2005, July 12, 2005, August 2, 2005, August 19, 2005, August 22, 2005 and September 2, 2005;

•	Transition report on Form 10-Q for the period ended December 31, 2004, filed with the SEC on February 9, 2005;

•	Quarterly reports on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 10, 2005, and for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005;

•	Proxy statement, dated February 2, 2005, for the 2005 annual meeting of stockholders, filed with the SEC on January 28, 2005; and

•	The description of the common stock contained in the registration statement filed to register such securities under Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.
Eyetech Filings (File No. 000-50516)

•	Annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 21, 2005;

•	Current reports on Form 8-K, filed with the SEC on April 7, 2005, May 6, 2005, June 10, 2005, June 13, 2005, June 21, 2005, August 22, 2005 and September 19, 2005;

•	Quarterly reports on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 16, 2005, and for the quarter ended June 30, 2005, filed with the SEC on August 15, 2005; and

•	The description of the common stock contained in the registration statement filed to register such securities under Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.
      OSI and Eyetech also incorporate by reference additional documents that may be filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than respective filings or portions of filings that are furnished, under applicable SEC rules, rather than filed) between the date of the initial filing of the registration statement of which this proxy statement/ prospectus forms a part and the date of the Eyetech special meeting including any adjournments or postponements. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.
      To receive a free copy of any of the documents incorporated by reference in this proxy statement/ prospectus call or write:

Investor and Public Relations	Investor Relations Department
OSI Pharmaceuticals, Inc.	Eyetech Pharmaceuticals, Inc.
58 South Service Road, Suite 110	3 Times Square, 12th Floor
Melville, New York 11747	New York, New York 10036
(631) 962-2000	(212) 824-3100
      We will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this proxy statement/ prospectus.
      OSI has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to OSI, and Eyetech has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Eyetech.
      You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus. OSI and Eyetech has not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated September      , 2005. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/ prospectus to stockholders nor the issuance of OSI common stock in the merger creates any implication to the contrary.

ANNEX A
AGREEMENT AND PLAN OF MERGER
AMONG
OSI PHARMACEUTICALS, INC.,
MERGER EP CORPORATION
AND
EYETECH PHARMACEUTICALS, INC.
Dated August 21, 2005

EXHIBITS

EXHIBIT A	—	Form of Voting Agreement
EXHIBIT B	—	Certificate of Incorporation of Surviving Corporation
EXHIBIT C	—	Exchange Procedures
EXHIBIT D	—	Form of Affiliate Agreement
SCHEDULES
Company Disclosure Schedule
Parent Disclosure Schedule

      AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into August 21, 2005 by and among OSI PHARMACEUTICALS, INC., a Delaware corporation (“Parent”), MERGER EP CORPORATION, a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and EYETECH PHARMACEUTICALS, INC., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to herein each individually as a “Party” and, collectively, as the “Parties.”
      WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each declared it to be advisable and in the best interests of each corporation and their respective stockholders that Parent acquire the Company in order to advance each of their long-term business interests; and
      WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the terms and conditions set forth herein, which Merger will result in, among other things, the Company becoming a wholly owned subsidiary of Parent and the stockholders of the Company becoming stockholders of Parent; and
      WHEREAS, as a condition to the willingness of, and an inducement to, Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement certain holders of shares of the Company’s common stock are entering into voting agreements in substantially the form of Exhibit A attached hereto and with such changes therein as are agreeable to Parent (the “Voting Agreements”).
      NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows.
      1.     THE MERGER
      1.1     The Merger. In accordance with the DGCL and the terms and conditions of this Agreement, the Merger Sub shall be merged with and into the Company. From and after the Closing, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger, shall continue its existence under the laws of the State of Delaware as a wholly owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”
      1.2     Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 7, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Section 6, the closing of the Merger (the “Closing”) shall take place at a time and on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the second Business Day (as defined below) after all the conditions set forth in Section 6 (excluding conditions that, by their nature, cannot be satisfied until the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived, unless another time and/or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, unless another place is agreed to in writing by the Parties. For purposes of this Agreement, “Business Day” shall mean any day other than Saturday, Sunday or a legal holiday on which banks are permitted to be closed in New York, New York.
      1.3     Filing of Certificate of Merger. Subject to the provisions of this Agreement, at the Closing, the Parties shall cause the Merger to become effective by causing the Surviving Corporation to execute and file in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”). The Merger shall become effective upon such filing, or at such later date and time as is agreed to by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

      1.4     Effect of the Merger. Upon the Closing, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.
      1.5     Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (a) the Certificate of Incorporation of the Company shall be amended to read in its entirety in the form set forth as Exhibit B hereto, and, as so amended, until amended as provided therein and under the DGCL, it shall be the Certificate of Incorporation of the Surviving Corporation, and (b) the Bylaws of the Merger Sub immediately prior to the Closing shall become the Bylaws of the Surviving Corporation until amended as provided therein and under the DGCL and the Certificate of Incorporation of the Surviving Corporation.
      1.6     Directors and Officers. Subject to the requirements of Law (as defined in Section 1.7(c)), the directors and officers of Merger Sub immediately prior to the Closing shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.
      1.7     Conversion of Company Common Stock, Etc.
      At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of the following securities:

(a) Each share of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time, including any shares of common stock subject to a repurchase right, but excluding Excluded Shares and Dissenting Shares as each are defined below, shall be converted automatically into the right to receive (i) $15.00 per share in cash (the “Per Share Cash Consideration”) and (ii) 0.12275 fully paid and non-assessable shares of common stock of Parent, par $0.01 par value per share (“Parent Common Stock”) (the “Exchange Ratio”), subject to adjustment as set forth in Section 1.11.

(b) At the Effective Time, all shares of Company Common Stock shall automatically be cancelled and shall cease to exist, and each holder of a certificate which previously represented any such share of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”) shall cease to have any rights with respect thereto other than the right to receive cash and the shares of Parent Common Stock such holder is entitled to receive pursuant to this Section 1.7 together with cash in lieu of fractional shares, if any, of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.12 hereof, in each case without interest (such cash and shares of Parent Common Stock together with any cash in lieu of fractional shares being referred to herein as the “Merger Consideration”) and subject to Section 1.7(c) below.

(b) Dissenting Shares. Notwithstanding anything to the contrary in this Section 1.7, any shares of the Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with the DGCL. If, after the Closing, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable federal, state, local or foreign statute, law, regulation, legal requirement or rule, ordinance or code of any Governmental Authority (as such term is defined in

Section 2.4(d) of this Agreement) (“Law”). The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under Law.

      1.8     Cancellation of Shares. At the Effective Time, each share of Company Common Stock either owned by the Company as treasury stock or owned by Parent or any direct or indirect wholly owned Subsidiary (as defined in Section 2.2(e)) of Parent or the Company immediately prior to the Effective Time (collectively, “Excluded Shares”), shall be canceled and extinguished without any conversion thereof or payment therefor.
      1.9     Company Stock Options and Stock Purchase Plans.
      (a) At the Effective Time, all unexercised options to purchase shares of Company Common Stock (the “Company Stock Options”) then outstanding under the stock option plans listed in Section 1.9(a) of the Company Disclosure Schedule (together, the “Company Stock Option Plans”), other than the Company Stock Options issued under the Company’s 2001 Stock Plan (collectively, the “2001 Plan Options”), will be terminated or cancelled, as the case may be, in accordance with the terms of such Company Stock Option Plans and the agreements entered into under such Company Stock Option Plans. Prior to the Effective Time, the Company shall give any notice required by the Company Stock Option Plans (other than the Company’s 2001 Stock Plan), which notice shall have been provided to Parent for its review prior to delivery, to holders of Company Stock Options (other than 2001 Plan Options) of (i) the acceleration in full of the vesting of such Company Stock Options, effective as of a date determined by the Company on or prior to the date of the Effective Time and (ii) the termination or cancellation, as the case may be, upon the Closing of any unexercised Company Stock Options.
      (b) At the Effective Time, each outstanding 2001 Plan Option, whether vested or unvested, shall be assumed by Parent and shall become an option to acquire, on the same terms and conditions as were applicable under the Company’s 2001 Stock Plan immediately prior to the Effective Time, the number of shares of Parent Common Stock determined as follows:

(i) the number of shares of Parent Common Stock subject to each 2001 Plan Option assumed by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such 2001 Plan Option immediately prior to the Effective Time by the Option Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and

(ii) the per share exercise price for the Parent Common Stock issuable upon exercise of each 2001 Plan Option shall be determined by dividing the per share exercise price of Company Common Stock subject to such 2001 Plan Option, as in effect immediately prior to the Effective Time, by the Option Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent.
      (c) Any restriction on the exercise of any 2001 Plan Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such 2001 Plan Option shall otherwise remain unchanged as a result of the assumption of such 2001 Plan Option, in each case except to the extent otherwise provided in any stock option, change in control or in any retention agreement in effect on the date of this Agreement. The “Option Conversion Ratio” shall be equal to 0.491.
      (d) Within five Business Days following the Effective Time, Parent shall deliver to the participants in the Company’s 2001 Stock Plan an appropriate notice setting forth such participants’ rights pursuant to the 2001 Plan Options, as provided in this Section 1.9.
      (e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the 2001 Plan Options assumed in accordance with this Section 1.9. Within two (2) Business Days following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Parent Common Stock subject to such 2001 Plan Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.
      (f) The Company and Parent shall each take all corporate and other action reasonably necessary to cause all dispositions of equity securities of the Company (including Company Stock Options) or acquisitions of equity securities of Parent (including any options to acquire Parent Common Stock that may be granted by Parent) by each individual who (i) is a director or officer of the Company or (ii) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 of the Exchange Act.
      (g) At the Effective Time, each outstanding option to purchase Shares under the Company’s 2003 Employee Stock Purchase Plan (the “ESPP”) shall be treated in the manner set forth in Section 5.5.
      (h) At the Effective Time, all shares of Company Common Stock that are subject to a Repurchase Right or a Right of Repurchase (as such terms are defined in each applicable Restricted Stock Purchase Agreement or Stock Option Agreement, as the case may be, between such holder of Company Common Stock and the Company (each, a “Restricted Stock Purchase Agreement”)) shall be automatically converted on the same basis as all other shares of Company Common Stock (other than shares cancelled pursuant to Section 1.8 or which are Dissenting Shares in accordance with Section 1.7), except that the Merger Consideration issued in connection with such conversion shall remain subject to a Repurchase Right in accordance with the terms set forth in the applicable Restricted Stock Purchase Agreement.
      1.10     Capital Stock of Merger Sub.
      Each share of common stock of Merger Sub, $0.01 par value per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the Surviving Corporation, $0.01 par value per share. From and after the Effective Time, each stock certificate of Merger Sub which previously represented shares of Merger Sub Common Stock shall evidence ownership of an equal number of shares of common stock of the Surviving Corporation.
      1.11     Adjustments to Exchange Ratio.
      The Exchange Ratio and the Option Conversion Ratio (and, in the case of any of the matters described in this Section 1.11 with respect to Company Common Stock, the Per Share Cash Consideration) shall each be appropriately adjusted, at any time and from time to time, to fully reflect the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock, as the case may be), reorganization, recapitalization or other like change with respect to Parent Common Stock or, if permitted by the terms of Section 4.1, Company Common Stock, as the case may be, occurring (or for which a record date occurs) during the Interim Period (as defined in Section 4.1).
      1.12     No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Company Certificates for exchange, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Certificates delivered by such holder) shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Closing Average. For purposes of this Agreement, the “Closing Average” shall be the volume weighted average sale price per share of Parent Common Stock (rounded up to the nearest cent) on the Nasdaq National Market (“NNM”) for the ten (10) consecutive trading days ending on the second-to-last trading day immediately prior to the Closing Date.

      1.13     Exchange of Certificates. The procedures for exchanging outstanding shares of Company Common Stock for the Merger Consideration pursuant to the Merger are set forth in Exhibit C attached hereto, which is incorporated by reference herein as if set forth in full.
      1.14     No Liability. To the extent permitted by applicable Law, none of the Exchange Agent (as defined in Exhibit C), Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or any amount of cash properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Merger Consideration that remains unclaimed by the holders of Company Common Stock as of the date which is immediately prior to the date that such amounts would otherwise escheat to or become the property of any government entity, shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any person entitled thereto, or their successors, assigns or personal representatives.
      1.15     Taking of Necessary Action; Further Action. If, at any time and from time to time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession of all properties, assets, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation shall be and are fully authorized, in the name of and on behalf of any of the Company, Merger Sub or the Surviving Corporation, to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.
      2.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      Except as set forth in (I) the disclosure schedule provided by the Company to Parent on the date hereof (the “Company Disclosure Schedule”) or (II) the Company SEC Reports, the Company represents and warrants to Parent that the statements contained in this Section 2 are true and correct. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 2, and the disclosure in any paragraph shall qualify (A) the corresponding paragraph of this Section 2, and (B) the other paragraphs of this Section 2 to the extent that it is apparent from a reading of the Company Disclosure Schedule, without reference to anything other than the Company Disclosure Schedule, it also qualifies or applies to such other paragraphs. As used in this Agreement, a “Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or on the Company’s ability to consummate the transactions contemplated in this Agreement, provided that none of the following shall constitute or shall be considered in determining whether there has occurred a Company Material Adverse Effect:

(a) general economic conditions worldwide, in the United States, or in any nation or region in which the Company or any of its Subsidiaries has a substantial presence or operations, except to the extent disproportionately affecting the Company and its Subsidiaries relative to other industry participants;

(b) any acts of terrorism not directed at the Company or any outbreak of war;

(c) the public announcement by the Parties of this Agreement, the pendency of the Merger or the other transactions contemplated hereby, or any action taken which is required by this Agreement or specifically requested by Parent or consented to by Parent, in each case including losses of employees or any stockholder litigation arising from or relating to the Merger;

(d) factors generally affecting the industries or markets in which the Company and its Subsidiaries operate, except to the extent disproportionately affecting the Company and its Subsidiaries relative to other industry participants;

(e) changes in Law not specifically directed at the Company or its Subsidiaries or generally accepted accounting principles or the interpretation thereof not specifically directed at the Company or its Subsidiaries;

(f) any failure by the Company to meet any Company or published securities analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided, however, that this clause shall not exclude any underlying change, event, circumstance, development or effect that may have resulted in or contributed to the Company’s failure to meet such published securities analyst estimates of revenues or earnings for any such period; and

(g) a decline in the trading price or change in trading volume of the Company Common Stock, provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, a decline in trading price or change in trading volume.
      2.1     Organization and Qualification. The Company is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. The Company is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Company’s Certificate of Incorporation and Bylaws, each as in effect on the date of this Agreement, are on file as exhibits to the Company SEC Reports.
      2.2     Subsidiaries.
      (a) Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 sets forth a complete and correct list of each Subsidiary of the Company as of the date of this Agreement.
      (a) Each Subsidiary of the Company is a corporation duly organized, validly existing and in corporate good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, and is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing (to the extent such concepts are applicable), under the laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
      (b) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are: (i) duly authorized, validly issued, fully paid, non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by the Company (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all liens, claims, security interests, pledges and similar encumbrances (collectively, “Liens”); and (iii) free of any restriction which prevents the payment of dividends to the Company or any other Subsidiary of the Company, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest, other than restrictions under the Securities Act of 1933, as amended (the “Securities Act”) and state securities Law.
      (c) None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the U.S. Securities and Exchange Commission (the “SEC”).
      (d) For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party (or any other Subsidiary of such party) is a general partner (excluding partnerships, the general partnership interests in which held by such party or Subsidiary of such party do not have a majority of the voting interest of such partnership) or (ii) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
      2.3     Capital Structure.
      (a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 125,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Company Preferred Stock”), of which 600,000 shares have been designated Series A Preferred Stock (“Series A Preferred”).
      (b) As of the close of business on the last Business Day prior to the date hereof: (i) 45,004,530 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Preferred Stock were issued or outstanding; (iii) 439,029 shares of Company Common Stock were held in the treasury of the Company; (iv) 4,718,919 shares of Company Common Stock were duly reserved for future issuance upon the exercise of Company Stock Options granted on or prior to the date hereof pursuant to the Company Option Plans and 1,725,197 shares of Company Common Stock were duly reserved for future issuance upon the exercise of Company Stock Options available for grant after the date hereof pursuant to the Company Option Plans; (v) 409,338 shares of Company Common Stock were duly reserved for future issuance pursuant to the ESPP; and (vi) 45,004,530 Rights (as defined in the Rights Agreement) to purchase shares of Series A Preferred, subject to the Rights Agreement, were issued and outstanding. Except as described above, as of the close of business on the day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding.
      (c) All outstanding shares of Company Common Stock are, and all shares which may be issued pursuant to the Company Stock Plans and the Company Stock Options will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.
      (d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, deliver or sell any such capital stock or securities. Neither the Company nor any Subsidiary of the Company is subject to any obligation or requirement to provide material funds for or to make any material investment (in the form of a loan or capital contribution) in any Person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
      (e) The Company has previously made available to Parent a complete and correct list of the holders of all Company Stock Options outstanding as of the date specified therein, including: (i) the date of grant; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) any terms regarding the acceleration of vesting (other than those set forth in the Company Stock Plans).
      (f) All of the issued and outstanding shares of Company Common Stock were issued in compliance in all material respects with all applicable federal and state securities Law.
      (g) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interests of the Company, other than rights of repurchase of Company Common Stock pursuant to

Restricted Stock Purchase Agreements between the Company and the holder of such shares of Company Common Stock. Except as described in this Section 2.3, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company or any of its Subsidiaries.
      (h) Other than the Voting Agreements or as set forth on Section 2.3(h) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements, commitments or understandings to which the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the stockholders of the Company who are officers or directors, or Affiliates of officers or directors, of the Company, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company or any of its Subsidiaries.
      2.4     Authority; No Conflict; Required Filings.
      (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company’s Certificate of Incorporation (the “Requisite Stockholder Approval”), and assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 3.17, to perform its obligations hereunder and consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and, subject to obtaining the Required Stockholder Approval, and assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 3.17, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company.
      (b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Bankruptcy and Equitable Exceptions”).
      (c) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or result in the creation of any Liens in or upon any of the properties or other assets of the Company or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation or Bylaws of the Company or other equivalent organizational documents of any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to the Company or any of its Subsidiaries, or by which any of their respective properties or assets is bound; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their respective properties is bound, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger.
      (d) No consent, approval, order or authorization of, or registration, declaration or filing with, any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign (each, a “Governmental

Authority”) is required by the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby except for: (i) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Law; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business; (iii) filings under and compliance with any applicable requirements under the Securities Act; (iv) filings under and compliance with any applicable requirements under the Exchange Act; (v) compliance with any applicable state securities, takeover or so-call “Blue Sky” Laws; (vi) any notices required under the U.S. Federal Food, Drug, and Cosmetic Act, as amended (the “FDA Act”); and (vii) such consents, approvals, orders or authorizations, or registrations, declarations or filings, which, if not obtained or made, would not reasonably be expected to have a Company Material Adverse Effect.
      2.5     Board Approval; Section 203; Required Vote.
      (a) The Board of Directors of the Company has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the Merger is advisable, fair to and in the best interests of the Company and its stockholders; (iii) resolved to recommend to the stockholders of the Company (the “Board Recommendation”) the adoption of this Agreement; and (iv) directed that this Agreement be submitted to the stockholders of the Company for their adoption.
      (b) The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined therein) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or other transactions contemplated by this Agreement.
      (c) Assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 3.17, the Requisite Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement.
      2.6     SEC Filings; Sarbanes-Oxley Act.
      (a) Since January 29, 2004, the Company has timely filed all forms, reports and documents required to be filed by the Company with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, as filed, the “Company SEC Reports”). The Company SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be; and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Company Financial Statements”), at the time filed and amended, (i) complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto; (ii) was or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC; and (iii) fairly presented or will fairly present, as the case may be, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments.

      (c) The management of the Company has established and maintains disclosure controls and procedures (as defined in 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has complied with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (“SOX”) or under the Exchange Act, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect. Each Company SEC Report that was required to be accompanied by a certification required to be filed or submitted by the Company’s principal executive officer or the Company’s principal financial officer was accompanied by such certification and at the time of filing such certification was, to the knowledge of the Company, true and accurate.
      2.7     Absence of Undisclosed Liabilities. The Company and its Subsidiaries do not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, in each case of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company, other than: (i) liabilities reflected or reserved against on the balance sheet contained in the Company’s Form 10-Q (the “Most Recent Balance Sheet”) filed with the SEC on August 15, 2005; (ii) liabilities or obligations incurred since June 30, 2005 (the “Most Recent Balance Sheet Date”) in the ordinary course of business consistent in all material respects with past practice; and (iii) liabilities or obligations that would not reasonably be expected to have a Company Material Adverse Effect.
      2.8     Absence of Certain Changes or Events. Since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent in all material respects with past practice, and there has not been: (i) any action, event or occurrence which would reasonably be expected to have a Company Material Adverse Effect; or (ii) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 (other than clauses (k), (o) and (p)) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
      2.9     Agreements, Contracts and Commitments.
      (a) The Company has made available to Parent a complete and correct copy of all contracts and agreements to which the Company is a party as of the date of this Agreement that are material to the business, assets (tangible or otherwise), financial condition, results of operations of the Company and its Subsidiaries, taken as a whole, including without limitation (i) any agreement, contract or commitment in connection with which or pursuant to which the Company and its Subsidiaries will spend or receive (or are reasonably expected to spend or receive), in the aggregate, more than $500,000 during the current fiscal year or during the next fiscal year; (ii) any non-competition or other agreement that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in business anywhere in the world; (iii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries, and (iv) any employment or consulting agreement with any executive officer or other employee of the Company or member of the Company Board earning an annual base salary in excess of $100,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days’ notice without material liability or financial obligation to the Company or any of its Subsidiaries (collectively, the “Company Material Contracts”).
      (b) Each Company Material Contract is valid, binding and enforceable against the Company and its Subsidiaries in accordance with its terms subject to the Bankruptcy and Equitable Exceptions. Neither the Company nor any of its Subsidiaries is in breach, or has received in writing any claim that it is in breach, of any of the terms or conditions of any Company Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect material damages from the Company or any of its Subsidiaries, except for breaches that would not reasonably be expected to have a Company Material Adverse Effect.
      (c) Except as would not reasonably be expected to have a Company Material Adverse Effect (i) each Company Material Contract that has not expired or otherwise been terminated in accordance with its terms is in full force and effect; and (ii) to the knowledge of the Company, no other party to such contract is in default.
      2.10     Compliance with Laws; Regulatory Matters.
      (a) Each of the Company and its Subsidiaries is in compliance with all Law, including Law enforced by the United States Food and Drug Administration (“FDA”) and comparable foreign regulatory or governmental entities, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.
      (b) The Company (i) is not and has not been debarred from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) (“Debarred”), (ii) does not employ or use the services of any person or entity that is Debarred and (iii) to the knowledge of the Company, has not employed or used the services of any person or entity that is or, during the time when such person or entity was employed by or providing services to the Company, was Debarred, except in the case of this clause (iii) as would not reasonably be expected to have a Company Material Adverse Effect.
      (c) Each of the products and product candidates of the Company and its Subsidiaries is being, and at all times has been, developed, tested, manufactured and stored, as applicable, in compliance with the FDA Act and applicable regulations issued and guidances by the FDA, including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.
      (d) The Company has made available to Parent each annual report filed by any of the Company and its Subsidiaries with the FDA and any similar state or foreign regulatory or governmental entity with respect to any products and product candidates of the Company or its Subsidiaries.
      (e) The Company has made available to Parent as of the date hereof (A) complete and correct copies of each New Drug Application (“NDA”) and each Investigational New Drug application (“IND”), and each similar state or foreign regulatory filing made on behalf of any of the Company and its Subsidiaries, including all supplements and amendments thereto, (B) all correspondence, other than immaterial correspondence, sent to and received from the FDA and similar state and foreign Governmental Authorities that concerns or would reasonably be expected to impact a product or product candidate of the Company or its Subsidiaries, and (C) all existing written records relating to all material discussions and all meetings between the Company or its Subsidiaries and the FDA or similar foreign regulatory or governmental entities.
      (f) The clinical trials (including any post-marketing studies), animal studies and other preclinical tests conducted by the Company or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all experimental protocols, informed consents, procedures and controls of the Company and its subsidiaries and applicable FDA requirements including, but not limited to, good clinical practice and good laboratory practice regulations. Neither the Company nor its Subsidiaries has received any written notice from the FDA or any other regulatory or governmental entity requiring the termination or suspension or material modification of any animal study, preclinical study or clinical trial conducted by or on behalf of the Company or any Subsidiary which termination, suspension or modification would reasonably be expected to have a Company Material Adverse Effect.
      (g) None of the Company and its Subsidiaries is subject to any pending or, to the knowledge of the Company, threatened investigation by (A) the FDA, (B) Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) (known as the “Anti-Kickback Statute”) or the

Federal False Claims Act (31 U.S.C. Section 3729), or (C) any equivalent statute of similar foreign regulatory or governmental entities.
      (h) Neither the Company nor its Subsidiaries has submitted any claim to any payment program in connection with any referrals that violated any applicable self-referral Law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (known as the “Stark Law”), or any applicable state self-referral Law.
      (i) To the knowledge of the Company, the Company and its Subsidiaries have not failed to comply with any disclosure requirements of any applicable self-referral Law, including the Stark Law and any applicable state self-referral Law.
      (j) Neither the Company nor its Subsidiaries has knowingly or willfully solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-kickback or similar Law, including the Anti-Kickback Statute, or any applicable state anti-kickback Law.
      (k) Section 2.10(k) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written claims or statements (including all correspondence, other than immaterial correspondence, with Governmental Authorities, intermediaries or carriers) concerning or relating to any federal or state government funded health care program that involves, relates to or alleges (i) any material violation of any applicable rule, regulation, policy or requirement of any such program with respect to any activity, practice or policy of the Company or its Subsidiaries; or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any claim for payment or reimbursement made by the Company or its Subsidiaries or any payment or reimbursement paid to the Company or its Subsidiaries. Except as set forth on Section 2.10(k) of the Company Disclosure Schedule, there are no such violations nor, to the knowledge of the Company, are there any grounds to reasonably anticipate the commencement of any investigation or inquiry, or the assertion of any claim or demand by, any government agency, intermediary or carrier with respect to any of the activities, practices, policies or claims of the Company or its Subsidiaries, or any payments or reimbursements claimed by the Company or its Subsidiaries, in each case concerning or relating to any federal or state government funded health care program. Neither the Company nor its Subsidiaries is, as of the date hereof, subject to any outstanding audit by any such government agency, intermediary or carrier and, to the knowledge of the Company, there are no grounds to anticipate any such audit, except such audits in the ordinary course of review, in the foreseeable future.
      (l) To the knowledge of the Company, neither the Company nor its Subsidiaries has submitted any claim for payment to any Payment Program in violation of any Laws relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud Law.
      (m) The Company and its Subsidiaries have not failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996, including the regulations promulgated thereunder (collectively “HIPAA”), or any applicable state privacy Laws, except for any such failures to comply that would not reasonably be expected to have a Company Material Adverse Effect.
      (n) Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors or employees, acting in their capacities as such, is or has been involved in any activities which are, or are alleged in writing by any qui tam relator or Governmental Authority to be, prohibited under the federal Medicare and Medicaid statutes, which are specifically defined as 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, 18 U.S.C. § 1347, § 287, § 1001, and § 1035, or the federal CHAMPUS/ TRICARE statute, or the regulations promulgated pursuant to such federal statutes.
      2.11     Material Permits. Each of the Company and its Subsidiaries holds all federal, state, local and foreign governmental licenses, permits, franchises and authorizations necessary for conduct of its business as presently conducted and the ownership and operation of its properties and other assets, including those that are required under all Environmental Laws (as defined in Section 2.20(h)), in each case (whether under Environmental Laws or otherwise) the absence of which would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect (such licenses, permits, franchises and authorizations, the “Material Permits”). Each of the Company and its Subsidiaries has submitted to the FDA and all similar applicable state and local regulatory bodies for and received approval of all registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations necessary to conduct the business of the Company and its Subsidiaries as currently conducted, the absence of which would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with all such Material Permits, except for any failures to be in compliance that would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, any third party which is a manufacturer or contractor for the Company or its Subsidiaries is in compliance in all material respects with all FDA registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations insofar as the same pertain to the manufacture of product components or products for the Company.
      2.12     Litigation and Product Liability. Except as set forth in Section 2.12 of the Company Disclosure Schedule, there is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to have a Company Material Adverse Effect. No material product liability claims have been asserted in writing or, to the knowledge of the Company, threatened in writing against the Company in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, or sold by, on behalf of, or in cooperation with the Company.
      2.13     Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has the effect of prohibiting or materially impairing (a) any current or future business practice of the Company or any of its Subsidiaries or (b) any acquisition of any Person or property by the Company or any of its Subsidiaries, except in each of clauses (a) and (b) for any such prohibitions or impairments that would not reasonably be expected to have a Company Material Adverse Effect.
      2.14     Employee Benefit Matters.
      (a) Section 2.14(a) of the Company Disclosure Schedule lists, as of the date hereof, all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and all material insurance and other similar fringe or employee benefit plans, programs or arrangements for the benefit of, or relating to, more than one present or former employee or director of the Company (together, the “Company Employee Plans”). The Company has made available to Parent correct and complete copies of (where applicable) (i) all plan documents, summary plan descriptions, summaries of material modifications, amendments, and resolutions related to such plans; (ii) the most recent determination letters received from the Internal Revenue Service (“IRS”); (iii) the three most recent Form 5500 Annual Reports and summary annual reports; (iv) the most recent audited financial statement and actuarial valuation; and (v) all related agreements, insurance contracts and other agreements which implement each such Company Employee Plan.
      (b) (i) There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (“Code”), with respect to any Company Employee Plan that would reasonably be expected to result in a material liability to the Company; (ii) there are no claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan, or, to the knowledge of the Company, that could result in material liability to the Company or a corporation, company, or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (an “ERISA Affiliate”), nor are there any current or, to the knowledge of the Company, threatened Liens on the assets of any Company Employee Plan; (iii) all Company Employee Plans conform to, and in their operation and administration are in all material respects in compliance with the terms thereof and requirements prescribed by any and all Laws (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including without limitation all applicable requirements for notification, reporting and disclosure to participants or the Department of Labor, IRS or Secretary of the Treasury); (iv) the Company and ERISA Affiliates have performed all material obligations required to be performed by them under, are not in default under or violation of, and the Company has no knowledge of any default or violation by any other party with respect to, any of the Company Employee Plans; (v) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each corresponding trust exempt under Section 501 of the Code has received or is the subject of a favorable determination or opinion letter from the IRS, and nothing has occurred which would reasonably be expected to cause the loss of such qualification or exemption; (vi) all contributions required to be made to any Company Employee Plan pursuant to Section 412 of the Code or otherwise, the terms of the Company Employee Plan or any collective bargaining agreement, have been made and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years to the extent required by GAAP; (vii) the transaction contemplated herein will not directly or indirectly result in an increase of benefits, acceleration of vesting or acceleration of timing for payment of any benefit to any participant or beneficiary; (viii) each Company Employee Plan, if any, which is maintained outside of the United States has been operated in all material respects in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Employee Plan is present or operates and, to the extent relevant, the United States; and (ix) neither the Company nor any ERISA Affiliate has ever made a complete or partial withdrawal from a Multiemployer Plan (as such term is defined in Section 3(37) of ERISA) resulting in “withdrawal liability” (as such term is defined in Section 4201 of ERISA), without regard to any subsequent waiver or reduction under Section 4207 or 4208 of ERISA.
      (c) No Company Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither the Company nor any ERISA Affiliate has ever partially or fully withdrawn from any such plan. No Company Employee Plan is a Multiemployer Plan or “single-employer plan under multiple controlled groups” as described in Section 4063 of ERISA, and neither the Company nor any ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan or Multiple Employer Plan (within the meaning of Section 3(40) of ERISA or Section 413 of the Code) or “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA.
      (d) Each Company Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance in all material respects with all Law applicable to such plan, its terms, and with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. No Company Employee Plan or written or oral agreement exists which obligates the Company or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or director of the Company or any ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment with the Company or any ERISA Affiliate, including, but not limited to, retiree medical, health or life benefits, other than COBRA Coverage or other similar applicable Law.
      (e) Except as set forth on Section 2.14(e)(i) of the Company Disclosure Schedule, no Company Employee Plan, excluding any short-term disability, non-qualified deferred compensation or health flexible spending account plan or program, is self-funded, self-insured or funded through the general assets of the Company or an ERISA Affiliate. Except as set forth on Section 2.14(e)(ii) of the Company Disclosure Schedule, no Company Employee Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.
      (f) The Company has made available to Parent (i) any contracts or arrangements pursuant to which the transactions contemplated by this Agreement will entitle any individual to severance or separation pay and (ii) any Company Employee Plans or other benefit arrangements pursuant to which any payment made or contemplated thereunder constitutes, in connection with the Merger, an “excess parachute payment” within the meaning of Section 280G of the Code.
      (g) With respect to each Company Employee Plan, (A) there are no material restrictions on the ability of the sponsor of each Company Employee Plan to amend or terminate any Company Employee Plan, the Company has expressly reserved in itself the right to amend, modify or terminate any such Company Employee Plan, or any portion of it, and has made no material written representations which would conflict with or contradict such reservation or right; and (B) the Company has satisfied any and all bond coverage requirements of ERISA.
      (h) Neither the Company nor any of its ERISA Affiliates or Subsidiaries is a party to any union or collective bargaining agreement.
      2.15     Labor and Employment Matters.
      (a) (i) To the knowledge of the Company, there are no material labor grievances pending or, to the knowledge of the Company, threatened in writing between the Company or its Subsidiaries, on the one hand, and any of their respective employees or former employees, on the other hand; and (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to persons employed by the Company or its Subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. The Company has not received written notice of any pending or threatened charge, other than any that are immaterial, of (i) an unfair labor practice as defined in the National Labor Relations Act, as amended; (ii) safety violations under the Occupational Safety and Health Act violations; (iii) wage or hour violations; (iv) discriminatory acts or practices in connection with employment matters; or (v) claims by governmental agencies that the Company has failed to comply with any Law relating to employment or labor matters. To the knowledge of the Company, the Company is not currently and has not been the subject of any threatened or actual “whistleblower” or similar claims by past or current employees or any other persons, except for any such claims that would not reasonably be expected to have a Company Material Adverse Effect.
      (b) The Company is currently in compliance with all Law relating to employment, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority all amounts required to be withheld from Company employees and is not liable for any arrears of wages, taxes, penalties or other sums for failing to comply with any of the foregoing, except in each case in this Section 2.l5(b) as would not reasonably be expected to have a Company Material Adverse Effect.
      (c) (i) Except as otherwise set forth in Section 2.15(c) of the Company Disclosure Schedule, all contracts of employment to which the Company or, to the knowledge of the Company, any of its Subsidiaries is a party are terminable by the Company or its Subsidiaries on three months’ or less notice without penalty; and (ii) there are no legally binding established practices, plans or policies of the Company or, to the knowledge of the Company, any of its Subsidiaries, requiring the payment of any material amounts or the provision of any material benefits as a result of the termination of employment of any of its employees (whether voluntary or involuntary).

      2.16     Registration Statement; Proxy Statement/ Prospectus.
      (a) The information to be supplied by the Company for inclusion (or incorporation by reference, as the case may be) in the registration statement on Form S-4 (or such successor form as shall then be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered by Parent under the Securities Act (including any amendments or supplements thereto, the “Registration Statement”) shall not, at the time the Registration Statement is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
      (b) The information to be supplied by the Company for inclusion in the proxy statement/ prospectus to be sent to the stockholders of the Company in connection with the special meeting of stockholders of the Company (the “Special Meeting”) to consider and vote on a proposal to adopt this Agreement (such proxy statement/ prospectus, as the same may be amended or supplemented, the “Proxy Statement”) shall not on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier written communication constituting a solicitation of proxies by the Company for the Special Meeting which has in the interim become false or misleading in any material respect.
      2.17     Properties and Assets.
      (a) Other than properties and assets disposed of by the Company and its Subsidiaries in the ordinary course of business since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have good and valid title to all of their respective material properties, interests in properties and assets, real and personal, reflected on the Most Recent Balance Sheet or acquired since the Most Recent Balance Sheet Date, or, in the case of material leased properties and assets, valid leasehold interests in such properties and assets, in each case free and clean of all Liens, except in each case in this Section 2.17(a) as would not reasonably be expected to have a Company Material Adverse Effect.
      (b) Section 2.17(b) of the Company Disclosure Schedule sets forth a complete and correct list of each parcel of real property ever owned or leased by the Company or any of its Subsidiaries as of the date of this Agreement and material to the conduct of the business of the Company and its Subsidiaries, taken as a whole (the material leases pursuant to which the Company or any of its Subsidiaries is a tenant of any such real property being hereinafter referred to as the “Leases”). As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect (i) the Leases are in full force and effect in accordance with their terms; (ii) the Company is not in default of any of its obligations under the Leases; and (iii) to the knowledge of the Company, the landlords under the Leases are not in default of the landlords’ obligations under the Leases.
      (c) Except as would not reasonably be expected to have a Company Material Adverse Effect, the facilities, property and equipment owned, leased or otherwise used by the Company or any of its Subsidiaries are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal war and tear), and suitable for the purposes for which they are presently used.
      2.18     Insurance.
      (a) Section 2.18(a) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of each insurance policy that is material to the Company and its Subsidiaries, taken as a whole (the “Insurance Policies”), and all material claims made under such Insurance Policies since January 1, 2002. All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Company and its Subsidiaries are in compliance in all material respects with all other material terms thereof. Complete and correct copies of the Insurance Policies have been made available to Parent.
      (b) The Insurance Policies are in full force and effect and there are no material claims pending as of the date of this Agreement as to which coverage has been denied by the Company’s respective insurer. Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2002, all material claims thereunder have been filed in a due and timely fashion.
      2.19     Taxes.
      (a) For purposes of this Agreement, a “Tax” means any and all federal, state, local and foreign taxes, and any assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.
      (b) Each of the Company and its Subsidiaries has timely filed all material federal, state, local and foreign returns, estimates, information statements and reports required to be filed by it (collectively, “Returns”) relating to any and all Taxes concerning or attributable to the Company or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.
      (c) Each of the Company and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise, except for any failure to withhold that would not reasonably be expected to have a Company Material Adverse Effect.
      (d) There is no material Tax deficiency proposed in writing or assessed against the Company or any of its Subsidiaries that is not accurately reflected as a liability on the Most Recent Balance Sheet, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension is currently in effect.
      (e) Neither the Company nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Most Recent Balance Sheet Date in the ordinary course of business.
      2.20     Environmental Matters.
      (a) The Company is in compliance in all material respects with all Environmental Laws (as defined below). The Company possesses Material Permits required under all Environmental Laws and is in compliance with the terms and conditions thereof, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.
      (b) The Company has not received any written communication, whether from a Governmental Authority or other Person, that alleges that either the Company or any of its Subsidiaries is not in compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is liable under any Environmental Law, or that it is responsible (or potentially responsible) for the remediation of any Materials of Environmental Concern (as defined below) at, on or beneath its facilities or at, on or beneath any land adjacent thereto or any other property.
      (c) To the knowledge of the Company, there are no past or present facts, circumstances or conditions existing at the facilities operated by the Company, including the release of any Materials of Environmental Concern, that would reasonably be expected to give rise to any liability or result in a claim against the Company or any of its Subsidiaries under any Environmental Law.

      (d) Neither the Company nor any of its Subsidiaries has used, generated, manufactured, discharged, assembled, processed, stored, released or disposed of, or transported any Materials of Environmental Concern except in compliance with all Material Permits and Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.
      (e) Neither the Company nor any of its Subsidiaries is a party to any federal, state, local or private litigation, proceedings, administrative action, or, to the knowledge of the Company, is the subject of any investigation involving a demand for damages or other potential liability under any Environmental Laws, and neither the Company nor any of its Subsidiaries has received or, to the knowledge of the Company, is subject to any order or decree of any Governmental Authority relating to a violation of or liability under Environmental Laws.
      (f) To the knowledge of the Company, no underground storage tanks or surface impoundments exist on any property currently owned or leased by the Company or its Subsidiaries.
      (g) The Company and its Subsidiaries have, with respect to the transactions described in and contemplated by this Agreement, either complied with or established the non-applicability to such transactions of the requirements of the New Jersey Industrial Site Recovery Act, as defined in N.J.S.A. 13:1 K-6, et seq. (“ISRA”), and have delivered to Parent complete and accurate copies of all documents evidencing such compliance with or non-applicability of ISRA.
      (h) For purposes of this Agreement, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, “Environmental Law” shall mean any Law existing and in effect on the date hereof relating to pollution or protection of the environment, including without limitation any statute or regulation pertaining to the: (i) manufacture, processing, use, distribution, management, possession, treatment, storage, disposal, generation, transportation or remediation of Materials of Environmental Concern; (ii) air, water and noise pollution; (iii) the protection and use of surface water, groundwater and soil; (iv) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including emissions, discharges, releases, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) the conservation, management, or use of natural resources and wildlife, including all endangered and threatened species; (vi) aboveground or underground storage tanks, vessels and containers; and (vii) abandoned, disposed of or discarded barrels, tanks, vessels, containers and other closed receptacles. “Materials of Environmental Concern” shall mean any substance, material or product defined or regulated as hazardous, toxic or a pollutant under any Environmental Law, and includes without limitation petroleum or petroleum byproducts, medical or infectious waste, radioactive material, asbestos, asbestos-containing material, polychlorinated biphenyls, and hazardous waste.
      (i) The Parties agree that the only representations and warranties of the Company herein as to any Environmental Laws or Materials of Environmental Concern are those contained in this Section 2.20. Without limiting the generality of the foregoing, Parent specifically acknowledges that the representations and warranties contained in Sections 2.10, 2.11 and 2.12 do not relate to Environmental Matters.
      2.21     Intellectual Property.
      (a) Each of the Company and its Subsidiaries owns, is licensed or otherwise possesses the rights to use and license, subject to any existing licenses or other grants of rights to third parties pursuant to agreements previously made available to Parent, all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes, methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, trade dress, logos and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted, the absence of which would reasonably be expected to have a Company Material Adverse Effect (collectively, the “Company Intellectual Property Rights”).
      (b) Section 2.21(b) of the Company Disclosure Schedule sets forth, with respect to all Company Intellectual Property Rights registered with any Governmental Authority or for which an application has been filed with any Governmental Authority, as of the date of this Agreement, (i) the registration or application number, the date filed and the title, if applicable, of the registration or application and (ii) the names of the jurisdictions covered by the applicable registration or application. Section 2.21(b) of the Company Disclosure Schedule also identifies each Company Material Contract in effect as of the date of this Agreement containing any ongoing royalty or payment obligations in excess of $250,000 per annum with respect to Company Intellectual Property Rights that are licensed or otherwise made available to the Company and its Subsidiaries.
      (c) Except as would not reasonably be expected to have a Company Material Adverse Effect (i) to the knowledge of the Company, all Company Intellectual Property Rights that have been registered with any Governmental Authority are valid and subsisting and (ii) as of the Closing Date, in connection with such registered Company Intellectual Property Rights, all necessary registration, maintenance and renewal fees will have been paid and all necessary documents and certificates will have been filed with the relevant Governmental Authorities.
      (d) Neither the Company nor any of its Subsidiaries is, or will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any licenses, sublicenses and other agreements to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties material to the conduct of the business of the Company and its Subsidiaries (the “Third Party Intellectual Property Rights”), in each case in this Section 2.21(d) other than any such breaches which would not reasonably be expected to have a Company Material Adverse Effect.
      (e) Neither the Company nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Third Party Intellectual Property Right. Except as set forth in Section 2.21(e)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has as of the date of this Agreement received any written notice of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Third Party Intellectual Property. With respect to its marketed products, the Company does not infringe any Third Party Intellectual Property Rights, except for any infringement that would not reasonably be expected to have a Company Material Adverse Effect. With respect to the Company’s product candidate identified in Section 2.21(e)(ii) of the Company Disclosure Schedule, to the knowledge of the Company, after the same are marketed, such marketing would not infringe any third party intellectual property rights other than Third Party Intellectual Property Rights, except for any infringement that would not reasonably be expected to have a Company Material Adverse Effect.
      (f) As of the date hereof, to the knowledge of the Company, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Company Intellectual Property Rights. As of the Closing Date, to the knowledge of the Company, no Person will be infringing, misappropriating or making any unlawful or unauthorized use of any Company Intellectual Property Rights, except for any infringement, misappropriation, unlawful or unauthorized use that would not reasonably be expected to have a Company Material Adverse Effect.
      2.22     Brokers. No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).

      2.23     Certain Business Practices. To the knowledge of the Company, neither the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, employee, consultant, service provider, or agent of the Company has, in the course of his or her duties on behalf of the Company: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended; or (d) made any other unlawful payment. To the knowledge of the Company, no Person has submitted to the Company, any Subsidiary or any member of the Board of Directors of either the Company or any Subsidiary any pending written or hotline complaint concerning any material violation of Law, or any pending notice concerning the violation or potential violation of the federal securities Law, with respect to the Company or any Subsidiary, or any officer, director, employee or agent of either the Company or any Subsidiary, or concerning any material violations or potential violations of the Company’s or any Subsidiary’s corporate code of business conduct and ethics, in each case whether such notices or complaints are made pursuant to the provisions of the Sarbanes-Oxley Act of 2002 or otherwise.
      2.24     Government Contracts. Neither the Company nor any of its Subsidiaries has been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or, to the knowledge of the Company, threatened, except for any such suspension or debarment that would not reasonably be expected to have a Company Material Adverse Effect. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company, any of its Subsidiaries or, to the knowledge of the Company, the Parent (assuming that no such suspension or debarment will result solely from the identity of or actions by Parent).
      2.25     Interested Party Transactions. Between April 11, 2005 and the date of this Agreement, no event has occurred that would be required to be reported by the Company as a “Certain Relationship or Related Transaction” pursuant to Item 404 of Regulation S-K.
      2.26     Opinion of Financial Advisor. The Company has received the opinion of its financial advisor, Merrill Lynch, dated as of the date of this Agreement, to the effect that, in its opinion, as of such date the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to such stockholders. The Company has provided, or will provide, a complete and correct copy of such opinion to Parent.
      2.27     Company Rights Agreement. The Company has amended the Rights Agreement dated as of June 10, 2005, between the Company and American Stock Transfer & Trust Company (the “Rights Agreement”), and taken all other action necessary or appropriate so that (i) the execution and delivery of this Agreement and the Voting Agreements by the parties hereto and thereto, and the consummation by the Company of the Merger and other transactions contemplated by this Agreement, do not and will not cause Parent, Merger Sub, or any of its Affiliates to be within the definition of “Acquiring Person” under the Rights Agreement; and (ii) the rights set forth therein will terminate immediately prior to the Effective Time.
      3.     REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
      Except as set forth in (I) the disclosure schedule provided by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”) or (II) the Parent SEC Reports, each of Parent and Merger Sub represents and warrants to the Company that the statements contained in this Section 3 are true and correct. The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any paragraph shall qualify (A) the corresponding paragraph of this Section 3 and (B) the other paragraphs of this Section 3 to the extent that it is apparent from a reading of the Parent Disclosure Schedule, without reference to anything other than the Parent Disclosure Schedule, it also qualifies or applies to such other paragraphs. As used in this Agreement, a “Parent Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or on the Parent and Merger Sub’s ability to consummate the transactions contemplated in this Agreement, provided that none of the following shall constitute or shall be considered in determining whether there has occurred a Parent Material Adverse Effect:

(a) general economic conditions worldwide, in the United States, or in any nation or region in which the Parent or any of its Subsidiaries has a substantial presence or operations, except to the extent disproportionately affecting the Parent and its Subsidiaries relative to other industry participants;

(b) any acts of terrorism not directed at the Parent or any outbreak of war;

(c) the public announcement by the Parties of this Agreement, the pendency of the Merger or the other transactions contemplated hereby, or any action taken which is required by this Agreement or specifically requested by Company or consented to by Company, in each case including losses of employees or any stockholder litigation arising from or relating to the Merger;

(d) factors generally affecting the industries or markets in which Parent and its Subsidiaries operate, except to the extent disproportionately affecting the Parent and its Subsidiaries relative to other industry participants;

(e) changes in Law not specifically directed at the Parent or its Subsidiaries or generally accepted accounting principles or the interpretation thereof not specifically directed at the Parent or its Subsidiaries; or

(f) any failure by the Parent to meet any Parent or published securities analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing; provided, however, that this clause shall not exclude any underlying change, event, circumstance, development or effect that may have resulted in or contributed to the Parent’s failure to meet such published securities analyst estimates of revenues or earnings for any such period; and

(g) a decline in the trading price or change in trading volume of the Parent Common Stock, provided that this clause will not exclude any underlying change, event, circumstance, development or effect that may have resulted in, or contributed to, a decline in trading price or change in trading volume.
      3.1     Organization and Qualification.
      Parent is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. Parent is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Complete and correct copies of Parent’s Certificate of Incorporation and Bylaws, each as in effect on the date of this Agreement, are on file as exhibits to the Parent SEC Reports. Parent has provided to the Company complete and correct copies of Merger Sub’s Certificate of Incorporation and Bylaws, each as in effect on the date of this Agreement (and which, as of immediately prior to the Effective Time, have not been amended).
      3.2     Subsidiaries.
      (a) Except as set forth on Section 3.2(a) of the Parent Disclosure Schedule, Exhibit 21 to Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 sets forth a complete and correct list of each Subsidiary of Parent other than Merger Sub as of the date of this Agreement.
      (b) Each Subsidiary of Parent is a corporation duly organized, validly existing and in corporate good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation

(which in the case of Merger Sub is the State of Delaware), and is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate good standing (to the extent such concepts are applicable), under the laws of each jurisdiction where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
      (c) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent are: (i) duly authorized, validly issued, fully paid, non-assessable (to the extent such concepts are applicable); (ii) owned, directly or indirectly, by Parent (other than directors’ qualifying shares in the case of foreign Subsidiaries) free and clear of all Liens; and (iii) free of any restriction which prevents the payment of dividends to Parent or any other Subsidiary of Parent, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest other than restrictions under the Securities Act and state securities Law.
      (d) None of the Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.
      3.3     Capital Structure.
      (a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Parent Preferred Stock”).
      (b) As of the close of the Business Day prior to the date hereof: (i) 51,422,050 shares of Parent Common Stock were issued and outstanding; (ii) no shares of Parent Preferred Stock were issued or outstanding; (iii) 1,443,418 shares of Parent Common Stock were held in the treasury of Parent; (iv) 5,374,317 shares of Parent Common Stock (the “Parent Option/ Award Shares”) were duly reserved for future issuance upon the exercise of stock options and stock awards granted on or prior to the date hereof pursuant to Parent’s option and incentive plans and 2,592,891 shares of Parent Common Stock were duly reserved for future issuance upon the exercise of employee stock options and stock awards available for grant after the date hereof pursuant to the Parent’s option and incentive plans; (v) 629,854 shares of Parent Common Stock (the “Parent ESPP Shares”) were duly reserved for future issuance pursuant to Parent’s Employee and Director Stock Purchase Plan; (vi) 1,584,973 shares of Parent Common Stock (the “Parent CVR Shares”) were duly reserved for future issuance pursuant to outstanding contingent value rights; (vii) 33,882 shares of Parent Common Stock (the “Parent Warrant Shares”) were duly reserved for future issuance pursuant to outstanding warrants; (viii) 2,998,800 shares (the “Parent Convertible Note Shares”) of Parent Common Stock were duly reserved for issuance pursuant to convertible senior subordinated notes due 2023; and (ix) shares of Series SRPA Junior Participating Preferred Stock (“Series SRPA Preferred Shares”) and Parent Common Stock have been reserved for issuance pursuant to Parent’s Shareholder Rights Plan, adopted September 27, 2000 (“Parent’s Shareholder Rights Plan”). Except as described above, as of the close of business on the last Business Day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other securities of Parent authorized, issued, reserved for issuance or otherwise outstanding.
      (c) All outstanding shares of Parent Common Stock and applicable Parent Option/ Award Shares are, and any Parent Option/ Award Shares, Parent ESPP Shares, Parent CVR Shares, Parent Warrant Shares, Parent Convertible Note Shares, and Series SRPA Preferred Shares will be, if and when issued in accordance with the terms of the underlying securities described in Section 3.3(b), and all shares of Parent Common Stock to be issued in connection with the Merger will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights.
      (d) Except as described in subsection (b) above or as described in Section 3.3(d) of the Parent Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as described in subsection (b) above or as described in Section 3.3(d) of the Parent Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which Parent is a party or bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or obligating Parent to issue, grant, extend or enter into any agreement to issue, deliver or sell any such capital stock or securities. Except as set forth in Section 3.3(d) of the Parent Disclosure Schedule, neither Parent nor any Subsidiary of Parent is subject to any obligation or requirement to provide material funds for or to make any material investment (in the form of a loan or capital contribution) in any Person.
      (e) All of the issued and outstanding shares of Parent Common Stock were issued in compliance in all material respects with all applicable federal and state securities Law.
      3.4     Authority; No Conflict; Required Filings.
      (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the Merger and other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.
      (b) This Agreement has been duly executed and delivered by Parent and the Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.
      (c) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or result in the creation of any Liens in or upon any of the properties or other assets of Parent or any of its Subsidiaries under any provision of: (i) the Certificate of Incorporation, Bylaws or other equivalent organizational documents of Parent or any of its Subsidiaries; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to Parent or any of its Subsidiaries, or by which any of their respective properties or assets is bound; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of their respective properties is bound, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger.
      (d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by Parent or any of its Subsidiaries in connection with the execution and delivery by each of Parent and Merger Sub of this Agreement or the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby except for: (i) compliance with any applicable requirements under the HSR Act and any other Law; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (iii) filings under and compliance with any applicable requirements under the Securities Act; (iv) filings under and compliance with any applicable requirements under the Exchange Act; (v) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (vi) any notices required under the FDA Act; and (vii) such consents, approvals, orders or authorizations, or registrations, declarations or filings, which, if not obtained or made, would not reasonably be expected to have a Parent Material Adverse Effect.

      (e) The Board of Directors of Merger Sub, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; and (ii) determined that the Merger is advisable, fair to and in the best interests of Merger Sub. The Board of Directors of Parent has approved this Agreement.
      3.5     SEC Filings; Financial Statements.
      (a) Since January 1, 2000, Parent has timely filed all forms, reports and documents required to be filed by Parent with the SEC, including all exhibits required to be filed therewith (including any forms, reports and documents filed after the date hereof, as filed, the “Parent SEC Reports”). The Parent SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (collectively, the “Parent Financial Statements”), at the time filed and amended, (i) complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, (ii) was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC, and (iii) fairly presented or will fairly present, as the case may be, in all material respects, the consolidated financial position of Parent and its Subsidiaries as at the dates indicated and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments.
      (c) The management of Parent has established and maintained disclosure controls and procedures (as defined in 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent has complied with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or under the Exchange Act, except where the failure to so comply would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent SEC Report that was required to be accompanied by a certification required to be filed or submitted by the Parent’s principal executive officer or the Parent’s principal financial officer was accompanied by such certification and at the time of filing such certification was, to the knowledge of Parent, true and accurate.
      3.6     Absence of Undisclosed Liabilities. Parent and its Subsidiaries do not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, in each case of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent, other than: (i) liabilities reflected or reserved against on the balance sheet contained in Parent’s Form 10-Q (the “Parent’s Most Recent Balance Sheet”) filed with the SEC on August 9, 2005; (ii) liabilities or obligations incurred since June 30, 2005 (the “Parent’s Most Recent Balance Sheet Date”) in the ordinary course of business consistent in all material respects with past practice; and (iii) liabilities or obligations that would not reasonably be expected to have a Parent Material Adverse Effect.
      3.7     Absence of Certain Changes or Events. Since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent in all material respects with past practice, and there has not been any action, event or occurrence which or would reasonably be expected to have, a Parent Material Adverse Effect.

      3.8     Compliance with Law; Regulatory Matters.
      (a) Each of Parent and its Subsidiaries is in compliance with all Law, including Law enforced by the FDA and comparable foreign regulatory or governmental entities, except where the failure to so comply would not reasonably be expected to have a Parent Material Adverse Effect.
      (b) Parent (i) is not and has not been Debarred, (ii) does not employ or use the services of any person or entity that is Debarred and (iii) to the knowledge of Parent has not employed or used the services of any person or entity that is or, during the time when such person or entity was employed by or providing services to Parent, was Debarred, except in the case of this clause (iii) as would not reasonably be expected to have a Parent Material Adverse Effect.
      (c) Each of the products and product candidates of Parent and its Subsidiaries is being, and at all times has been, developed, tested, manufactured and stored, as applicable, in compliance with the FDA Act and applicable regulations and guidances issued by the FDA, including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice, except where the failure to so comply would not reasonably be expected to have a Parent Material Adverse Effect.
      (d) Parent has made available to the Company each annual report filed by any of Parent and its Subsidiaries with the FDA and any similar state or foreign regulatory or governmental entity with respect to the products and product candidates listed on Section 3.8(d) of the Parent Disclosure Schedule (such products and product candidates, the “Identified Parent Products”).
      (e) Parent has made available to the Company as of the date hereof (A) complete and correct copies of each NDA and each IND, made on behalf of any of Parent and its Subsidiaries with respect to the Identified Parent Products, including all material supplements and amendments thereto, (B) all correspondence, other than immaterial correspondence, sent to and received from the FDA and similar state Governmental Authorities that concerns or would reasonably be expected to impact any Identified Parent Product, and (C) all existing written records relating to all material discussions and all meetings between Parent or its Subsidiaries and the FDA relating to any Identified Parent Product.
      (f) The clinical trials (including any post-marketing studies), animal studies and other preclinical tests conducted by Parent or its Subsidiaries with respect to each Identified Parent Product were, and if still pending, are, being conducted in all material respects in accordance with all experimental protocols, informed consents, procedures and controls of Parent and its Subsidiaries and applicable FDA requirements including, but not limited to, good clinical practice and good laboratory practice regulations. Neither Parent nor its Subsidiaries has received any written notice from the FDA or any other regulatory or governmental entity requiring the termination, suspension or material modification of any animal study, preclinical study or clinical trial conducted by or on behalf of Parent or any Subsidiary with respect to any Identified Parent Product, which termination, suspension or modification would reasonably be expected to have a Parent Material Adverse Effect.
      (g) None of Parent or its Subsidiaries is subject to any pending or, to the knowledge of Parent, threatened investigation by (A) the FDA, (B) Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Anti-Kickback Statute or the Federal False Claims Act (31 U.S.C. Section 3729), or (C) any equivalent statute of similar foreign regulatory or governmental entities.
      (h) Neither Parent nor its Subsidiaries has submitted any claim to any payment program in connection with any referrals that violated any applicable self-referral Law, including the Stark Law, or any applicable state self-referral Law.
      (i) To the knowledge of the Parent, Parent and its Subsidiaries have not failed to comply with any disclosure requirements of any applicable self-referral Law, including the Stark Law and any applicable state self-referral Law.
      (j) Neither Parent nor its Subsidiaries has knowingly or willfully solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-kickback or similar Law, including the Anti-Kickback Statute, or any applicable state anti-kickback Law.
      (k) Section 3.8(k) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all written claims or statements (including all correspondence, other than immaterial correspondence, with Governmental Authorities, intermediaries or carriers) concerning or relating to any federal or state government funded health care program that involves, relates to or alleges (i) any material violation of any applicable rule, regulation, policy or requirement of any such program with respect to any activity, practice or policy of Parent or its Subsidiaries; or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program with respect to any claim for payment or reimbursement made by Parent or its Subsidiaries or any payment or reimbursement paid to Parent or its Subsidiaries.
      (l) To the knowledge of Parent, neither Parent nor its Subsidiaries has submitted any claim for payment to any Payment Program in violation of any Laws relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud Law.
      (m) Parent and its Subsidiaries have not failed to comply with any applicable security and privacy standards regarding protected health information under HIPPA, or any applicable state privacy Laws, except for any such failures to comply that would not reasonably be expected to have a Parent Material Adverse Effect.
      (n) Neither Parent nor its Subsidiaries nor, to the knowledge of Parent, any of their respective officers, directors or employees, acting in their capacities as such, is or has been involved in any activities which are, or are alleged in writing by any Governmental Authority to be, prohibited under the federal Medicare and Medicaid statutes, which are specifically defined as 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn, 18 U.S.C. §1347, § 287, §1001, and § 1035, or the federal CHAMPUS/ TRICARE statute, or the regulations promulgated pursuant to such federal statutes, except for any such activities that would not reasonably be expected to have a Parent Material Adverse Effect.
      3.9     Material Permits. Each of Parent and its Subsidiaries holds all federal, state, local and foreign governmental licenses, permits, franchises and authorizations necessary for conduct of its business as presently conducted and the ownership and operation of its properties and other assets, including those that are required under all Environmental Laws, in each case (whether under Environmental Laws or otherwise) the absence of which would, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect (such licenses, permits, franchises and authorizations, the “Parent Material Permits”). Each of Parent and its Subsidiaries has submitted to the FDA and all similar applicable state and local regulatory bodies for and received approval of all registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations necessary to conduct the business of Parent and its Subsidiaries as currently conducted, the absence of which would, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with all such Parent Material Permits, except for any failures to be in compliance that would not reasonably be expected to have a Parent Material Adverse Effect.
      3.10     Litigation and Product Liability. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, there is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries which would reasonably be expected to have a Parent Material Adverse Effect. No material product liability claims have been asserted in writing or, to the knowledge of Parent, threatened in writing against Parent in respect of any product or product candidate tested, researched, developed, manufactured, marketed, distributed, or sold by, or on behalf of, or in cooperation with Parent.
      3.11     Registration Statement; Proxy Statement/ Prospectus.
      (a) The information to be supplied by Parent for inclusion (or incorporation by reference, as the case may be) in the Registration Statement shall not, at the time the Registration Statement is declared effective by the SEC and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or otherwise necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
      (b) The information to be supplied by Parent for inclusion (or incorporation by reference, as the case may be) in the Proxy Statement shall not on the date the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or otherwise necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier written communication constituting a solicitation of proxies by the Company for the Special Meeting which has in the interim become false or misleading in any material respect.
      (c) The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
      3.12     Properties and Assets. Other than properties and assets disposed of by Parent and its Subsidiaries in the ordinary course of business since the Parent’s Most Recent Balance Sheet Date, Parent and its Subsidiaries have good and valid title to or, with respect to leased property, valid leasehold interests in, all of their respective properties, interests in material properties and assets, real and personal, in each case free and clear of Liens, except in each case in this Section 3.12 as would not reasonably be expected to have a Parent Material Adverse Effect.
      3.13     Taxes.
      (a) Each of Parent and its Subsidiaries has timely filed all material federal, state, local and foreign Returns relating to any and all Taxes concerning or attributable to Parent or any of its Subsidiaries or to their operations, and all such Returns are complete and correct in all material respects.
      (b) Each of Parent and its Subsidiaries (i) has paid all Taxes it is obligated to pay as reflected on the Returns or otherwise to the extent such payment was legally due and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise, except for any failure to withhold that would not reasonably be expected to have a Company Material Adverse Effect.
      (c) Neither Parent nor any of its Subsidiaries has any material liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Parent’s Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise or which accrued after the Parent’s Most Recent Balance Sheet Date in the ordinary course of business.
      3.14     Intellectual Property.
      (a) Each of Parent and its Subsidiaries owns, is licensed or otherwise possesses the rights to use and license (subject to any existing licenses or other grants of rights to third parties) all patents (including any registrations, continuations, continuations in part, divisionals, renewals, reexaminations, reissues and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes, methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, trade dress, logos and all documentation and media constituting, describing or relating to each of the foregoing, together with all goodwill related to any of the foregoing, in each case as is necessary to conduct their respective businesses as presently conducted, the absence of which would reasonably be expected to have a Parent Material Adverse Effect (collectively, the “Parent Intellectual Property Rights”).
      (b) Except as would not reasonably be expected to have a Parent Material Adverse Effect or as set forth in Schedule 3.14(b) of the Parent Disclosure Schedule, (i) to the knowledge of Parent, all Parent Intellectual Property Rights that have been registered with any Governmental Authority are valid and subsisting and (ii) as of the Closing Date, in connection with such registered Parent Intellectual Property

Rights, all necessary registration, maintenance and renewal fees will have been paid and all necessary documents and certificates have been filed with the relevant Governmental Authorities.
      (c) Neither Parent nor any of its Subsidiaries is, or will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Parent Intellectual Property Rights, or any licenses, sublicenses and other agreements as to which Parent or any of its Subsidiaries is a party and pursuant to which Parent or any of its Subsidiaries uses any patents, copyrights (including software), trademarks or other intellectual property rights of or owned by third parties material to the conduct of the business of Parent and its Subsidiaries (the “Parent Third Party Intellectual Property Rights”), in each case in this Section 3.14(c) other than any such breaches which would not reasonably be expected to have a Parent Material Adverse Effect.
      (d) Except as set forth in Section 3.14(d) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has been named as a defendant in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Parent Third Party Intellectual Property Right. Except as set forth in Section 3.14(d) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has as of the date of this Agreement received any written notice of any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Parent Third Party Intellectual Property that would reasonably be expected to have a Parent Material Adverse Effect. With respect to the Parent Identified Products, Parent does not infringe any third party intellectual property rights other than Parent Third Party Intellectual Property Rights, except for any infringement that would not reasonably be expected to have a Parent Material Adverse Effect. With respect to the Parent Identified Products that are not yet being marketed, to the knowledge of Parent, after the same are marketed, such marketing would not infringe any Parent Third Party Intellectual Property Rights, except for any infringement that would not reasonably be expected to have a Parent Material Adverse Effect.
      (e) As of the date hereof, to the knowledge of Parent, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Parent Intellectual Property Rights. As of the Closing Date, to the knowledge of Parent, no Person will be infringing, misappropriating or making any unlawful or unauthorized use of any Parent Intellectual Property Rights, except for any infringement, misappropriation, unlawful or unauthorized use that would not reasonably be expected to have a Parent Material Adverse Effect.
      3.15     Brokers.
      No broker, financial advisor, investment banker or other financial intermediary is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than Bear, Stearns & Co. Inc.
      3.16     Interim Operations of Merger Sub (No Parent Vote Required). Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement. No vote or other action of the stockholders of Parent is required by Law, the Parent Certificate of Incorporation or the Parent Bylaws or otherwise in order for Parent and Merger Sub to consummate the Merger.
      3.17     Ownership of Company Common Stock. Neither Parent nor any of Parent’s “Affiliates” or “Associates” directly or indirectly “owns,” and at all times since August 1, 2002, neither Parent nor any of Parent’s Affiliates directly or indirectly has “owned,” beneficially or otherwise, 15% or more of the outstanding Company Common Stock, as those terms are defined in Section 203 of the DGCL.
      3.18     Financing. At the Closing, Parent and Merger Sub will have sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger.
      3.19     Solvency. As of and immediately following the Effective Time, (a) Parent and the Surviving Corporation shall be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities), and (b) Parent and the Surviving Corporation shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Merger and the other transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation.
      4.     CONDUCT OF BUSINESS PENDING THE MERGER
      4.1     Conduct of Business by Company Pending the Merger. The Company covenants and agrees that, beginning on the date hereof and the ending at the earlier to occur of the Closing or such earlier time as this Agreement is terminated in accordance with Section 7 (such period being hereinafter referred to as the “Interim Period”), except as expressly provided or permitted by this Agreement or set forth in Section 4.1 of the Company Disclosure Schedule or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its business in the ordinary course and (ii) preserve intact its business organization, properties and assets, including keeping available the services of their officers, employees and consultants, maintaining in effect all Company Material Contracts and preserving its relationships, customers, licensees, manufacturers, suppliers and other Persons with which it has material business relations. Except as expressly provided or permitted by this Agreement or as set forth in Section 4.1 of the Company Disclosure Schedule, during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not, in the case of any matter described in clauses (k), (o) or (p) and, to the extent relating to such clauses, clause (u), be unreasonably withheld, conditioned or delayed):

(a) amend their Certificate of Incorporation, Bylaws or other equivalent organizational documents;

(b) issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, of the Company or any of its Subsidiaries (except for the issuance of shares of Company Common Stock pursuant to the Company Stock Plans and the ESPP);

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any equity interest in or securities of any of its Subsidiaries, other than (i) repurchases of Company Common Stock pursuant to any right of repurchase pursuant to Restricted Stock Purchase Agreements between the Company and the holder of such shares of Company Common Stock and (ii) in connection with any “cashless exercise” of any Company Stock Options in accordance with the terms of the Company Stock Plans;

(d) sell, transfer, pledge, dispose of or encumber any material properties, facilities, equipment or other assets, except for (A) sales of inventory in the ordinary course of business and (B) sales of equipment in the ordinary course of business where, in the case of clause (B) only, any such sales do not exceed $250,000 individually or $1,000,000 in the aggregate;

(e) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of its capital stock or other equity interests (except that a wholly owned Subsidiary of the Company may declare and pay cash dividends to the Company or any of its Subsidiaries);

(f) split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests;

(g) sell, transfer, lease, license, sublicense, mortgage, pledge, encumber, grant or otherwise dispose of any Company Intellectual Property Rights, or amend or modify in any material respect any existing Company Material Agreements with respect to any Company Intellectual Property Rights;

(h) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) an interest in any corporation, limited liability company, partnership, joint venture or other business organization or division thereof provided this shall not prevent the Company or its Subsidiaries from investing its cash and cash equivalents in short-term investments consistent with its investment policy as disclosed to the Parent prior to the date hereof;

(i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company’s Subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except in each case (A) in the ordinary course of business and (B) as otherwise permitted under any loan or credit agreement to which the Company or any of its Subsidiaries is a party as of the date of this Agreement;

(j) authorize any capital expenditures in excess of, assuming the Effective Time occurs on or before December 31, 2005, $3,500,000 and, assuming the Effective Time occurs thereafter, $5,000,000.

(k) except as required to comply with Law or agreements, plans or arrangements existing on the date hereof, (A) increase the compensation payable to its officers or employees, except for increases in salary or wages in the ordinary course of business consistent in all material respects with past practice; (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, its officers; (C) pay any severance or termination pay to any employee, except in the ordinary course of business and not to exceed 3 to 4 months’ base salary for each relevant employee; (D) enter into any collective bargaining agreement; (E) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or other enforceable arrangement for the benefit of any of its directors, officers or employees, other than, in the ordinary course of business and only if such arrangement is terminable on 60 days’ or less notice without either a penalty or termination payment or (F) enter into any employment arrangement, except in the ordinary course of business and only if such arrangement is terminable on 60 days’ or less notice without either a penalty or termination payment;

(l) make any material changes to the personnel or business policies of the Company ;

(m) materially change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable), unless required by statutory accounting principles or GAAP;

(n) create, incur, suffer to exist or assume any material Lien on any of its material properties, facilities or other assets, other than any Lien for Taxes not yet due;

(o) (A) enter into any new Company Material Contract pursuant to which the Company and its Subsidiaries will spend or receive (or are reasonably expected to spend or receive) in the aggregate more than $200,000 during the current or next fiscal year; (B) amend in any material respect or terminate (other than in accordance with its terms) any Company Material Contract or waive, release or assign any material rights or claims thereto or thereunder; (C) enter into or extend any material lease with respect to real property or (D) initiate or participate in any new clinical trials or clinical trial or clinical development program;

(p) enter into any agreement, or amend or waive the terms of any existing agreement, which grants to any Person exclusive supply, manufacturing, warehousing, production, marketing or distribution rights with respect to any of its products or technologies or enter into any material collaboration agreement, material license, co-marketing or co-promotion agreement or any other such material agreement with respect to the Company’s Intellectual Property Rights;

(q) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, or agree to an extension of a statute of limitations with respect thereto;

(r) pay, discharge, satisfy or settle any material litigation or waive, assign or release any material rights or claims with respect thereto, other than settlements in the ordinary course of business requiring no obligation other than the payment of cash not in excess of $250,000 in the aggregate and no admission being made with respect to (A) any criminal wrongdoing or (B) the invalidity or unenforceability of, or any infringement with respect to, any Company Intellectual Property Rights;

(s) except as contemplated by Section 1.9 or as required by the Company Stock Option Plans, accelerate or otherwise amend the terms of any outstanding options under the Company Stock Plans;

(t) use reasonable best efforts not to fail to maintain in full force and effect all material insurance policies currently in effect, or permit any of the coverage thereunder to lapse, in each case, without simultaneously securing replacement insurance policies which will be in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies; or

(u) enter into any agreement or contract to do any of the foregoing.

      4.2     No Solicitation of Transactions.
      (a) The Company shall, and shall direct its officers, directors, employees, auditors, attorneys and financial advisors and any other agents (each, a “Representative”) to, immediately cease any discussions, negotiations or written communications (other than communications solely directed at informing other parties of the restrictions contained in this Section 4.2 and only in response to an inquiry from such other parties) with any party or parties that commenced prior to the execution of this Agreement with respect to any Competing Proposal. As used in this Agreement, a “Competing Proposal” means any proposal, offer or indication of interest (other than this Agreement and the Merger), whether in writing or otherwise, from any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”), relating to (i) any acquisition or purchase, directly or indirectly, of more than 20% of the consolidated total assets of the Company and its Subsidiaries or more than 20% of any class of equity or voting securities of the Company; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning more than 20% of any class of equity or voting securities of the Company; or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.
      (b) During the Interim Period, the Company shall not, nor shall it authorize or permit any Representative of the Company or its Subsidiaries to (i) solicit, initiate or knowingly encourage, or otherwise knowingly facilitate, directly or indirectly, any inquiries relating to, any Competing Proposal; (ii) directly or indirectly initiate or participate in any discussions, negotiations or communications (other than communications solely directed at informing other parties of the restrictions contained in this Section 4.2 and only in response to an inquiry from such other parties) regarding any Competing Proposal; or (iii) furnish to any Third Party any nonpublic information or data for the purpose of encouraging or facilitating, or, except as required by applicable Law, provide access to the properties, offices, books, records, officers, directors or employees of the Company for the purpose of encouraging or facilitating, any Competing Proposal. Without limiting the generality of the foregoing, it is understood that any violation of any of the restrictions set forth in this Section 4.2 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 4.2 by the Company. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, if, prior to obtaining the Requisite Stockholder Approval, the Company’s Board of Directors determines (after consultation with outside counsel and its financial advisor) that a Competing Proposal that did not result from a breach by the Company of this Section 4.2 constitutes or is reasonably likely to lead to a Superior Competing Proposal (as such term is defined below), then the Company may, to the extent that the

Company’s Board of Directors determines in good faith after consultation with the Company’s outside counsel that failure to do so would be inconsistent with its fiduciary obligations under applicable law and subject to the Company’s providing prompt (but in any event within 48 hours) written notice to Parent of its decision to take such action and compliance by the Company with Section 4.2(d), (A) furnish information or data with respect to the Company and its Subsidiaries to such Third Party (and the Representatives of such Third Party); (B) participate in discussions and negotiations (including solicitations of a revised Competing Proposal by such Third Party) directly or through its Representatives with such Third Party, subject to, in the case of clause (A) and, to the extent such discussions or negotiations include the disclosure by the Company, any of its Subsidiaries, or any of their Representatives of any material nonpublic information, clause (B), a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement (it being understood that any such confidentiality agreement into which the Company may enter pursuant to this Section 4.2 shall not be required to contain a standstill provision if, prior to or substantially concurrently with the execution of any such confidentiality agreement, the Company releases Parent from its standstill obligations under the Confidentiality Agreement), provided, that all such nonpublic information (other than any immaterial information) not already provided or made available to the Parent is provided to the Parent as soon as reasonably practicable (but in any event within 48 hours) after it is provided to such Third Party; and (C) amend, or grant a waiver or release under, any standstill or similar agreement with respect to any Company Common Stock, but only to the extent necessary to permit the making and subsequent consummation of a Competing Proposal by a Third Party. For purposes of this Agreement, “Superior Competing Proposal” shall mean a bona fide written proposal or offer made by a Third Party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, sale of sh ares of stock, sale of assets, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the capital stock of the Company then outstanding or more than 50% of the consolidated total assets of the Company and its Subsidiaries (i) on terms the Company’s Board of Directors determines in good faith (after consulting the Company’s outside legal counsel and financial advisor) are more favorable to the holders of Company Common Stock than the Merger and the other transactions contemplated by this Agreement, taking into account, among other things, relevant legal, financial, regulatory, timing and other aspects of the offer and the Third Party making the offer and the terms and conditions of this Agreement and (ii) which is reasonably capable of being consummated.
      (c) Neither the Company’s Board of Directors nor any committee thereof shall (i) withdraw or modify, or publicly propose or publicly resolve to withdraw or modify, in a manner adverse to Parent or Merger Sub the Board Recommendation; (ii) approve or recommend, or publicly propose or publicly resolve to approve or recommend, any Competing Proposal; (iii) approve or recommend, or execute or enter into, or publicly propose or publicly resolve to approve or recommend, any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to a Competing Proposal (other than a confidentiality agreement referred to in Section 4.2(b) entered into in the circumstances referred to in Section 4.2(b)) (an “Acquisition Agreement”); (iv) approve or recommend, or execute or enter into, or publicly propose or publicly resolve to approve or recommend, any agreement requiring it to terminate this Agreement or abandon or fail to consummate the Merger or the transactions contemplated hereby; or (v) take any action necessary to render the provisions of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other anti-takeover laws and regulations of any state or other jurisdiction, including the provisions of Section 203 of the DGCL, inapplicable to any Competing Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to obtaining the Requisite Stockholder Approval, the Company’s Board of Directors may, in response to a Superior Competing Proposal that did not result from a breach by the Company of this Section 4.2, (1) withdraw or modify the Board Recommendation, (2) approve or recommend the Superior Competing Proposal or (3) terminate the Agreement in accordance with Section 7.1(h), but in the case of any action contemplated by clause (1) or any recommendation contemplated by clause (2), only (x) if the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law, and in each case, only (y) at a time that is after 48 hours following Parent’s receipt of written notice advising Parent that the Company’s Board of Directors is prepared to take such action (during which period the Company shall make its chief financial officer and its counsel available to Parent to meet on at least two separate occasions for a total of at least 12 hours, and shall consider in good faith any amendment of the terms of the Merger proposed by Parent or Merger Sub or any proposal by Parent or Merger Sub to amend the terms of this Agreement or the Merger), specifying therein the material terms and conditions of such Superior Competing Proposal and identifying the Person or group making such Superior Competing Proposal, and (z) if, after the end of such 48-hour period, the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel and its financial advisor) that such proposed transaction continues to be a Superior Competing Proposal, after taking into account any bona fide proposal by Parent or Merger Sub to amend the terms of this Agreement and the Merger, which proposal shall be binding during such 48-hour period and capable of acceptance by the Company. The Company shall not during the term of this Agreement release any Third Party from, or agree to amend or waive any provision of, any confidentiality agreement with any Third Party with respect to a Competing Proposal entered into pursuant to this Section 4.2 other than the standstill provision as provided above, and the Company shall use its reasonable best efforts to enforce, to the fullest extent permitted by Law, each confidentiality agreement entered into pursuant to t his Section 4.2. In addition, notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to obtaining the Requisite Stockholder Approval, the Company’s Board of Directors may withdraw or modify the Board Recommendation if the Company’s Board of Directors determines, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law, but only at a time that is after 48 hours (or such shorter period as the Company’s Board of Directors may determine in good faith is required to comply with its fiduciary obligations under applicable law) following Parent’s receipt of written notice advising Parent that the Company’s Board of Directors is prepared to take such action, specifying the reasons therefore.
      (d) In addition to the obligations set forth in Sections 4.2(a), (b) and (c), the Company shall notify Parent orally and, if requested by Parent, in writing, within 48 hours of the receipt by the Company of any Competing Proposal, which notification shall include the material terms and conditions of such Competing Proposal and the identity of the person or group making or sending the Competing Proposal. The Company shall promptly (but in any event within 48 hours) advise Parent of any material change in the terms or conditions of a Competing Proposal or any other material development with respect thereto.
      (e) Nothing contained in this Section 4.2 or any other provision hereof shall prohibit the Company or the Company’s Board of Directors from (i) taking and disclosing to the Company’s stockholders pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act a position with respect to a tender or exchange offer by a Third Party or (ii) making any disclosure to the Company’s stockholders, if the Company’s Board of Directors determines, after consultation with its outside counsel, that failure to so disclose would be inconsistent with its fiduciary obligations under applicable Law.
      (f) Nothing in this Section 4.2 shall permit the Company to terminate this Agreement (except as expressly provided in Section 7).
      5.     ADDITIONAL AGREEMENTS
      5.1     Proxy Statement/ Prospectus; Registration Statement.
      (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and Parent shall file with the SEC the Registration Statement, of which the Proxy Statement will constitute a part, in form and substance reasonably satisfactory to each of the Parties. Each of the Parties shall use its reasonable best efforts to respond to any comments of the SEC and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably required or requested by Parent in connection with such actions and the preparation of the Registration Statement. In addition, Parent and Merger Sub shall furnish all information concerning Parent and Merger Sub and the holders of Parent Common Stock as may be reasonably required or requested by the Company in connection with such actions and the preparation of the Registration Statement. The Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement shall have become effective under the Securities Act.
      (b) As promptly as practicable after the date of this Agreement, the Parties shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities Law relating to the Merger and the other transactions contemplated by this Agreement (collectively, the “Other Filings”).
      (c) Each of the Parties shall notify the other promptly of the receipt of any comments from the SEC (or its staff) and of any request by the SEC (or its staff) or any other Government Authority for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing for additional information, and shall promptly supply the other with copies of all correspondence between such Party or any of its representatives, on the one hand, and the SEC, its staff or any other Government Authority, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filings.
      (d) The Parties shall use their respective reasonable best efforts to cause the Proxy Statement, the Registration Statement and the Other Filings to comply in all material respects with all requirements of Law. Whenever any event or circumstance occurs which is required under the Securities Act, the Exchange Act or other Law to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, each Party shall promptly upon becoming aware thereof inform the other of such occurrence and the relevant Party shall promptly prepare an amendment, supplement or filing, as appropriate, accurately describing such event or circumstance and provide the other Party reasonable opportunity under the circumstances to review and comment, and cooperate in filing with the SEC, its staff or any other Governmental Authority, and/or mailing to stockholders of the Company, such amendment or supplement.
      (e) Subject to Section 4.2(c), the Proxy Statement shall include the Board Recommendation.
      5.2     Meeting of Company Stockholders.
      (a) As soon as practicable following the date upon which the Registration Statement becomes effective with the SEC, the Company shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to duly call, give notice of and hold the Special Meeting.
      (b) The Company’s Board of Directors shall submit this Agreement to the stockholders of the Company, whether or not the Company’s Board of Directors at any time changes, withdraws or modifies the Board Recommendation. Without limiting the generality of the foregoing: (i) the Company agrees that its obligation to duly call, give notice of, convene and hold the Special Meeting as required by this Section 5.2 shall not be affected by the withdrawal, amendment or modification of the Board Recommendation; and (ii) the Company agrees that its obligations under this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Superior Competing Proposal.
      (c) Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or, if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.
      5.3     Access to Information; Confidentiality.
      (a) Upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, Parent and the Company shall (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other Party reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to the other Party such information concerning its business, properties and personnel as the other Party may reasonably request. Parent and the Company shall make available to the other, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, the appropriate individuals for discussion of its business, properties and personnel as the other may reasonably request.
      (b) The Parties shall keep all information obtained pursuant to Section 5.3(a) confidential in accordance with the Confidentiality Agreement dated July 6, 2005 (the “Confidentiality Agreement”), between Parent and the Company.
      5.4     Commercially Reasonable Efforts; Further Assurances.
      (a) Parent and the Company shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Section 6, as applicable to each of them. Each Party, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary and consistent with this Agreement to effect the consummation of the Merger and other transactions contemplated by this Agreement.
      (b) Subject to the terms and conditions hereof, the Company and Parent agree to use their respective reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to promptly consummate and make effective the Merger and other transactions contemplated by this Agreement, including using their respective reasonable best efforts: (i) to obtain prior to the Closing Date all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company or its Subsidiaries as are necessary for the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Parent and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will consider in good faith reasonable additions, deletions or changes suggested in connection therewith); and (iii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing.
      (c) Each of Parent and the Company (i) shall as promptly as practicable and in any event within ten (10) Business Days of the date hereof, make the filings required of such party or any Subsidiary under the HSR Act with respect to the transactions contemplated by this Agreement; (ii) agrees to use its reasonable best efforts to negotiate with the United States Federal Trade Commission, the United States Department of Justice and/or any other Governmental Authority in respect of such filings to prevent the issuance of any requests for additional information, documents or other materials under the HSR Act; and (iii) shall act in good faith and reasonably cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any antitrust Law (“Antitrust Laws”) with respect to any such filing or any such transaction. To the extent not prohibited by Law, each party to this Agreement shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law in connection with the transactions contemplated by this Agreement. Each of the Company and Parent shall give the other reasonably prompt notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction. None of the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other prior notice (if practicable) of the meeting and discussing with Parent or the Company, as the case may be, the advisability of Parent’s or the Company’s representatives, as the case may be, participating in such meeting or conversation. Each of Parent and the Company shall use reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement.
      (d) Parent has advised the Company that Parent intends to seek financing of a portion of the aggregate Per Share Cash Consideration (“Financing”). The Parties agree that such Financing is not a condition to any Party’s obligation to effect the Merger and consummate the other transactions contemplated hereby in accordance with this Agreement, and that Parent and Merger Sub shall be required to proceed with the Closing notwithstanding Parent’s inability or failure to obtain such Financing. The Company agrees that it will use its reasonable best efforts to cooperate with Parent in connection with Parent’s preparation of offering materials in connection with the Financing (provided that the Company shall not be required to assume any liability therefor). Subject to consent by the Company’s independent accountants, Parent may use the Company’s financial statements in connection with the Financing. In connection therewith, in each case at Parent’s expense, the Company shall (i) provide any source of Financing with access to the Company’s books and records and provide such party with such other information reasonably requested for purposes of verifying the Company’s financial statements (subject to a confidentiality undertaking reasonably acceptable to the Company, and upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with the Company’s business operations) and (ii) do such other acts and things, as shall be reasonably requested by Parent or any source of Financing in connection with the same. Parent shall indemnify and hold harmless the Company and each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or Representative of the Company or any of its Subsidiaries, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to the Financing this Section 5.4.
      5.5     Termination of ESPP. The Company shall take actions as are necessary to cause the Exercise Date (as such term is used in the ESPP) applicable to the then current Offering Period (as such term is used in the ESPP) to be the last Business Day on which the Company Common Stock is quoted on the NNM immediately prior to the Closing (the “Final Company Purchase Date”); provided, however, that such change in the Exercise Date shall be conditioned upon the consummation of the Merger. On the Final Company Purchase Date the Company shall apply the funds credited as of such date under the ESPP within each participant’s payroll withholdings account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Any such shares purchased under the ESPP shall be automatically converted on the same basis as all other shares of Company Common Stock (other than Excluded Shares and Dissenting Shares), except that, with respect to the shares of Parent Common Stock constituting a portion of the Merger Consideration, such shares shall be converted automatically into shares of Parent Common Stock without issuance of certificates representing issued and outstanding shares of Company Common Stock to ESPP participants.
      5.6     Employee Benefits. Within a reasonable period of time prior to the Effective Time, so as to facilitate a transfer of Company employees who are employed by Parent or the Surviving Corporation or their respective Subsidiaries upon and after the Effective Time (“Continuing Employees”) to the employee benefit plans maintained by Parent or Surviving Corporation or their respective Subsidiaries (“Parent Plans” or “Parent Policy”), the Company shall terminate all Company Employee Plans which are cash or deferred arrangements under Section 401(k) of the Code. In addition, except as otherwise specifically provided in this Agreement and except for any Company Employee Plans providing group medical, dental or vision benefits and any Company Employee Plans covered by Section 125 of the Code (including any attendant health or dependent care flexible spending account arrangements), the Company shall terminate all Company Employee Plans as of the Effective Time. With respect to any Company Employee Plans providing group medical, dental or vision benefits and any Company Employee Plans covered by Section 125 of the Code (including any attendant health or dependent care flexible spending account arrangements), such plans shall continue to be maintained upon and after Effective Time (“Continuing Plans”) in accordance with the terms and conditions of the Continuing Plans until the end of the applicable Continuing Plan year in which the Effective Time occurs at which time the Surviving Corporation shall terminate such Continuing Plans and Parent shall allow for the participation of former Continuing Plan participants in comparable Parent Plans under the terms and conditions of such comparable Parent Plans to the extent such participants remain employed by Parent, the Surviving Corporation or their respective Subsidiaries and who are otherwise eligible for participation in such comparable Parent Plans. Following the Effective Time, Parent will give each Continuing Employee full credit for prior service with the Company or its Subsidiaries for purposes of (a) eligibility, vesting and retirement status (but not benefit accruals) under any comparable Parent Plans and (b) determination of benefit levels under any comparable Parent Plan or Parent Policy relating to vacation or severance. Parent shall make Continuing Employees eligible for participation in a 401(k) Plan maintained by Parent or the Surviving Corporation immediately upon the Effective Time, which shall be comparable to the 401(k) Plan maintained by Parent, and allow Continuing Employees to roll over their applicable Company 401(k) Plan accounts at the discretion of Continuing Employees to such 401(k) Plan maintained by Parent or Surviving Corporation provided such rollovers do not adversely affect the tax-qualified status of such 401(k) plan. In addition, Parent shall waive, or cause to be waived, any pre-existing condition limitations to the same extent such limitations are waived under any comparable Parent Plan except to the extent a similar limitation or pre-existing condition limitation existed under the comparable Company Employee Plan. Parent shall give Continuing Employees credit towards any lifetime deductibles or limitations on out of pocket expenses to the extent a Continuing Employee incurred the same with respect to a Company Employee Plan and such deductibles or limitations are applicable under the comparable Parent Plan. Parent shall take all reasonable actions to effectuate the terms and conditions of this Section 5.6 including, without limitation, amending or causing to be amended the comparable Parent Plans.
      5.7     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (i) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate such that the condition in Section 6.2(a) or 6.3(a) would not be satisfied and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the condition in Section 6.2(b) or 6.3(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
      5.8     Public Announcements.
      Except as otherwise required by Law or the rules of the Nasdaq National Market, or as provided elsewhere herein, prior to the Closing or the earlier termination of this Agreement pursuant to Section 7, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent and (b) Parent and the Company shall each use its reasonable best efforts to consult with the other before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement.
      5.9     Accountant’s Letters.
      (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent a “comfort” letter of Ernst & Young dated within two (2) Business Days before the date on which the Registration Statement shall become effective and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent.
      (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a “comfort” letter of KPMG, dated a date within two (2) Business Days before the date on which the Registration Statement shall become effective and addressed to the Company and Parent, in form and substance satisfactory to the Company.

      5.10     Directors and Officers Insurance/ Indemnification.
      (a) The Parent shall, or shall cause the Surviving Corporation to, purchase a six (6) year extended reporting period endorsement (“reporting tail coverage”) with respect to the Company’s directors and officers liability insurance currently in effect, and maintain such endorsement in full force and effect for its full term, provided that Parent shall not be required to pay more than 275% of the aggregate premium paid by the Company and its Subsidiaries in the year ended December 31, 2004 for such reporting tail coverage, provided, further, should the cost of reporting tail coverage exceed such cap, Parent shall instead purchase the maximum reporting tail coverage available for 275% of the aggregate premium paid by the Company and its subsidiaries in the year ended December 31, 2004. Parent may also request that Company purchase the forgoing coverage on Parent’s behalf prior to the Effective Time and Company shall cooperate with Parent in doing so.
      (b) Parent and the Surviving Corporation shall, until the sixth (6th) anniversary of the Effective Time, jointly and severally, indemnify and hold harmless, with respect to claims or events existing or occurring at or prior to the Effective Time, each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or by reason of the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for officers and directors of Delaware corporations.
      (c) The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain, and Parent shall cause the Certificate of Incorporation and Bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries than are presently set forth in the Certificate of Incorporation and Bylaws of the Company.
      (d) Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.10 in connection with their enforcement of their rights provided in this Section 5.10.
      (e) The provisions of this Section are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.
      5.11     Stockholder Litigation.
      The Company shall promptly notify Parent of any stockholder litigation brought, or threatened in writing, against the Company and/or the members of the Board of Directors of the Company relating to the Merger or the transactions contemplated by this Agreement, and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussion between the parties thereto. The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to (but, in each case, not control) such litigation and the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless Parent shall have consented in writing to such payment or settlement, which consent shall not be unreasonably withheld, conditioned or delayed.
      5.12     Nasdaq Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration to be approved for listing on the Nasdaq National Market, on or prior to the Effective Time.

      5.13     Cooperation of Compliance Efforts. Prior to the Effective Time, the Company shall cooperate with Parent and its agents in providing reasonable access to documents and personnel and will give due consideration to the obligations of the Parent after Closing, and its views with respect thereto, in respect of disclosure controls and procedures and internal controls over financial reporting, including controls required under SOX for the detection and remedy of significant deficiencies and material weaknesses in the design or operation of internal controls over fiscal reporting and fraud.
      5.14     Certain Parent Agreements. Without the prior written agreement of Company, which written agreement shall, in the case of clause (e) below, not be unreasonably withheld, delayed, or conditioned, Parent agrees not to, prior to Closing, (a) amend Parent’s Certificate of Incorporation in any way adverse to the interests of the stockholders of the Company (including the holders of Company Common Stock who are issued Parent Common Stock in the Merger), (b) amend Merger Sub’s Certificate of Incorporation or Bylaws; (c) engage in any repurchase at a premium, recapitalization, restructuring or reorganization with respect to any of Parent’s capital stock; (d) declare, set aside or pay any extraordinary dividend or other extraordinary distribution (whether in cash, stock or other securities or property, or any combination thereof) in respect of any of Parent’s capital stock other than pursuant to Parent’s Shareholder Rights Plan, adopted September 27, 2000, any amendment thereto, or the adoption of a replacement shareholder rights plan (other than such a replacement plan that would treat the holders of Company Common Stock, as a class, differently than the holders of Parent Common Stock); or (e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) a significant portion of the capital stock or other equity interests in, or assets of, any corporation, limited liability company, partnership, joint venture or other business organization or division thereof, or enter into any definitive agreement with respect thereto, unless such acquisition or the entering into of such definitive agreement (I) would not require any vote of Parent’s stockholders or require that any pro forma or other additional financial statements or information be added to the Registration Statement, and (II) would not reasonably be expected to (A) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger, (B) increase in any material respect the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or the other transactions contemplated hereby or (C) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise.
      5.15     Affiliates. The Company shall use its reasonable best efforts to obtain an executed affiliate agreement substantially in the form attached hereto as Exhibit D, with such changes therein as are agreeable to Parent (each, a “Company Affiliate Agreement”), from each of the Persons identified in Section 5.15 of the Company Disclosure Schedule concurrently with the execution of this Agreement and thereafter from any other Person who is an officer or director of the Company or its subsidiaries and who the Company hereafter determines to be an Affiliate of the Company regarding compliance with Rule 145 under the Securities Act.
      5.16     Consultation.
      In addition to any other requirements set forth herein with respect to the following, the Company agrees, during the Interim Period, to consult with Parent prior to (i) hiring any unbudgeted employees or (ii) entering into any agreement, or amending or waiving the terms of any existing agreement, which grants to any Person supply, manufacturing, warehousing, production, marketing or distribution rights with respect to any of its products or technologies or entering into any material collaboration agreement, material license, co-marketing or copromotion agreement or any other such material agreement with respect to the Company’s Intellectual Property Rights.
      6.     CONDITIONS OF MERGER
      6.1     Conditions to Obligation of Each Party to Effect the Merger. The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement or the use of the Proxy Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

(b) Stockholder Approval. This Agreement shall have been adopted by the Requisite Stockholder Approval.

(c) Nasdaq Listing. The shares of Parent Common Stock issuable to the stockholders of the Company pursuant to this Agreement shall have been listed on the Nasdaq National Market.

(d) HSR Act. All applicable waiting periods required under the HSR Act shall have expired or been terminated.

(e) No Injunctions or Restraints; Illegality. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.
      6.2     Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by the Parent, in whole or in part:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for (x) representations and warranties which address matters only as of a particular date, which representations and warranties shall be true and correct on and as of such particular date, subject to clause (z) below, (y) changes contemplated or permitted by this Agreement or consented to, in writing, by Parent and (z) failures to be true and correct as to matters that (without regard to any materiality or Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(c) Appraisal Rights. Appraisal rights shall not have been exercised by the holders of more than twenty percent (20%) of the outstanding voting shares of the Company, provided that this condition shall be automatically waived by Parent (without requirement of any action by Parent) if Parent has not terminated the Merger Agreement pursuant to Section 7.1(i) within five Business Days after the Special Meeting at which a vote on this Agreement is taken.

(d) Availability of Supply. There shall not exist as of the Closing Date any event or condition, which events or conditions may include manufacturer or supplier shut-downs (whether due to adverse weather, fire or other loss or the requirements of a Governmental Authority), the mutual breach of a manufacturer’s or supplier’s obligations under its agreement with the Company, and the actual breach of a manufacturing agreement or supply agreement by the Company, affecting the Company’s inventories of Macugen or its active pharmaceutical ingredient or its ability to manufacture additional amounts of Macugen or its active pharmaceutical ingredient that, singly or in the aggregate, would reasonably be expected to have a catastrophic effect on the Company’s ability to supply Macugen to distributors or other customers over the one-year period following the Closing Date (based on the demand for Macugen that is reasonably anticipated as of the date hereof).

      6.3     Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Section 3 shall be true and correct on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for (x) representations and warranties which address matters only as of a particular date, which representations and warranties shall be true and correct on and as of such particular date, subject to clause (z) below, (y) changes contemplated or permitted by this Agreement or consented to, in writing, by the Company and (z) failures to be true and correct as to matters that (without regard to any materiality or Parent Material Adverse Effect qualifications contained therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; and the Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.
      7.     TERMINATION, AMENDMENT AND WAIVER
      7.1     Termination. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of the Parties duly authorized by each of the Boards of Directors of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before seven (7) months from the date hereof; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c) by either Parent or the Company, if a Governmental Authority of competent jurisdiction shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which permanently restrains, enjoins or otherwise prohibits the Merger;

(d) by either Parent or the Company, if, at the Special Meeting at which a vote on this Agreement is taken, the Requisite Stockholder Vote shall not have been obtained;

(e) by Parent if (i) the Company’s Board of Directors shall have withdrawn or modified the Board Recommendation in a manner adverse to Parent, (ii) the Company’s Board of Directors has failed to reaffirm the Board Recommendation within eight (8) Business Days after Parent has requested in writing that it do so at any time when a Competing Proposal shall have been publicly proposed and not rejected by the Board of Directors of the Company, provided that such eight (8) Business Day period shall be extended for eight (8) Business Days following any material modification of such Competing Proposal occurring after the receipt of Parent’s written request, (iii) the Company’s Board of Directors shall have recommended to the Company stockholders that they approve or accept a Competing Proposal, (iv) the Company shall have materially breached any of its obligations under Section 4.2(b), (c) or (d), or Section 5.2 and such breach (if curable) has not been cured within fifteen (15) days after notice thereof to the Company by Parent, or (v) a tender or exchange offer for shares of Company Common Stock shall have been commenced (other than by Parent or an Affiliate of Parent), and within ten (10) Business Days after the commencement of such tender or exchange offer, the Company’s Board of Directors fails to recommend against acceptance of such tender or exchange offer;

(f) by Parent, if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) there has been a breach of any of the representations and warranties of the Company herein, which breach would cause the condition set forth in Section 6.2(a) not to be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement, which breach would cause the condition in Section 6.2(b) not to be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice thereof to the Company by Parent, provided such cure period shall not extend beyond the period set forth in Section 7.1(b);

(g) by the Company, if it is not in material breach of its obligations under this Agreement, and if (i) there has been a breach of any of the representations and warranties of Parent or Merger Sub herein, which breach would cause the condition set forth in Section 6.3(a) not to be satisfied, or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement, which breach would cause the condition in Section 6.3(b) not to be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice thereof to Parent from the Company, provided such cure period shall not extend beyond the period set forth in Section 7.1(b);

(h) by the Company, if the Company’s Board of Directors shall have approved or recommended a Competing Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Company’s Board of Directors shall have complied in all material respects with the procedures set forth in Sections 4.2(c) and (d) and (ii) all of the payments required by Section 7.3 as a result of the operation of this paragraph (h) have been made in full to Parent; or

(i) by Parent, but only within five Business Days after the Special Meeting at which a vote on this Agreement is taken, if appraisal rights have been exercised by the holders of more than 20% of the outstanding voting shares of the Company, provided that Parent’s right to terminate pursuant to this Section 7.1(i) shall automatically be waived by Parent (without requirement of any action by Parent) if not exercised within five Business Days after the Special Meeting at which a vote on this Agreement is taken.

      7.2     Effect of Termination. Except as provided in this Section 7.2, in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than this Section 7.2 and Sections 5.3(b), 5.8, 7.3 and 8, each of which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any Party will cease, except that nothing herein will relieve any Party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.
      7.3     Fees and Expenses.
      (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than accountants’ and attorneys’ fees, incurred in relation to the printing, mailing and filing of the Proxy Statement (including any preliminary materials related thereto), the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and all filing fees payable in connection with filings made under the HSR Act and other Law.

      (b) In the event that Parent or the Company, as the case may be, terminates this Agreement pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) following the public announcement of a Competing Proposal (with, for purposes of this Section 7.3(b), all references to “20%” in the definition of “Competing Proposal” deemed to be references to “50%”), that has not been withdrawn or abandoned prior to the Special Meeting, in the case of a termination pursuant to Section 7.1(d), or prior to the date of the termination pursuant to Section 7.1(b) or 7.1(f), and within 12 months after the date of such termination the Company consummates any Competing Proposal and provided that at the time of such termination neither Parent nor Merger Sub is in material breach of this Agreement, then the Company shall pay to Parent, simultaneously with the consummation of any such Competing Proposal, (i) in the event of a termination pursuant to Section 7.1 (b) or Section 7.1(d), a fee in cash equal to Thirty-one Million Dollars ($31,000,000) (the “Termination Fee”), plus all Parent Stipulated Expenses (as defined below), or (ii) in the event of a termination pursuant to Section 7.1(f), the Termination Fee, which Termination Fee and Parent Stipulated Expenses, if applicable, shall be payable by wire transfer of immediately available funds to an account specified by Parent. As used in this Agreement, the term “Company Stipulated Expenses” or “Parent Stipulated Expenses” shall mean up to Three Million Five Hundred Thousand Dollars $3,500,000 of those fees and expenses actually and reasonably incurred or payable by the Company or Parent, as the case may be, in connection with this Agreement, the Merger and other transactions contemplated hereby, prior to termination, including fees and expenses of counsel, investment bankers, accountants, experts, consultants and other Company Representatives.
      (c) In the event that Parent terminates this Agreement pursuant to Section 7.1(e) (other than pursuant to clause (iv) thereof) or that the Company terminates this Agreement pursuant to Section 7.1(h), and provided that at the time of such termination neither Parent nor Merger Sub is in material breach of this Agreement, then the Company shall pay to Parent, simultaneously with such termination of this Agreement, the Termination Fee, plus all Parent Stipulated Expenses, which Termination Fee and Parent Stipulated Expenses shall be payable by wire transfer of immediately available funds to an account specified by Parent.
      (d) If this Agreement is terminated pursuant to Section 7.1(g), then Parent shall reimburse the Company for all Company Stipulated Expenses by wire transfer of immediately available funds to an account specified by the Company not later than two Business Days after the effective date of such termination.
      (e) If this Agreement is terminated pursuant to Section 7.1(f), then the Company shall reimburse Parent for all Parent Stipulated Expenses by wire transfer of immediately available funds to an account specified by Parent not later than two Business Days after the effective date of such termination.
      (f) If this Agreement is terminated by Parent pursuant to Section 7.1(i), then the Company shall reimburse Parent for 50% of all Parent Stipulated Expenses, such reimbursement not to exceed One Million Seven Hundred Fifty Thousand Dollars ($1,750,000), by wire transfer of immediately available funds to an account specified by Parent not later than two Business Days after the effective date of such termination
      (g) Payment of the fees and expenses described in this Section 7.3 shall constitute the sole and exclusive remedy of the parties in connection with any termination of this Agreement, other than as a result of any willful breach by any Party.
      7.4     Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would require stockholder approval unless such approval is obtained. This Agreement may not be amended except by an instrument in writing signed by all of the Parties.
      7.5     Waiver. At any time prior to the Closing, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may extend the time for the performance of any of the other’s obligations or other acts required hereunder, waive any inaccuracies in the other’s representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the other’s agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.
      8.     GENERAL PROVISIONS
      8.1     Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Closing; provided, however, this Section 8.1 shall in no way limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.
      8.2     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in each case addressed as follows:
      (a) If to Parent or Merger Sub:

OSI Pharmaceuticals, Inc.
58 South Service Road
Suite 110
Melville, New York 11747
Telecopier: (631) 293-2218
E-Mail: bwood@osip.com
      Attention: Vice President and General Counsel
      With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Fax: (212) 983-3115
E-Mail: jpapernik@mintz.com
Attention: Joel I. Papernik, Esq.
      (b) If to the Company:

Eyetech Pharmaceuticals, Inc.
3 Times Square
12th Floor
New York, NY 10036
Telecopier: (212) 824-3101
E-Mail: david.guyer@eyetech.com
Attention: David R. Guyer, M.D.
      With a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telecopier: (617) 526-5000
E-Mail: david.redlick@wilmerhale.com
Attention: David E. Redlick, Esq.
or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.
      8.3     Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Section reference is expressly indicated, the entire Agreement rather than any specific Section or Section. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time. References in this Agreement to a law include any rules, regulations and delegated legislation issued thereunder.
      8.4     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
      8.5     Entire Agreement. This Agreement (including all exhibits and schedules hereto), and other documents and instruments delivered in connection herewith constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties with respect to the subject matter hereof.
      8.6     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by operation of law or otherwise, except that Merger Sub may assign all or any of its rights hereunder to another wholly owned Subsidiary of Parent, provided that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.
      8.7     Parties in Interest. Section 5.10(a) (with respect to which the Persons currently insured under the policies described in Section 5.10(a) shall be third party beneficiaries), and Section 5.10(b) through (e) (with respect to which the Indemnified Parties shall be third party beneficiaries), this Agreement is not intended, and shall not be deemed, to confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
      8.8     Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.
      8.9     Governing Law; Enforcement. This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery in and for New Castle County in the State of Delaware (or, if such court lacks jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware), in the event of any dispute related to or arising out of this Agreement or any transaction contemplated hereby; (b) agrees not to commence any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated hereby except in such courts; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (e) consents to service of process by delivery pursuant to Section 8.2 hereof.
      8.10     Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      8.11     Knowledge. For purposes of this Agreement, the term “knowledge of the Company”, and all variations thereof, means the actual knowledge of the individuals identified in Section 8.11 of the Company Disclosure Schedule. For the purposes of this Agreement, “knowledge of the Parent”, and all variations thereof, means the actual knowledge of the individuals identified in Section 8.11 of the Parent Disclosure Schedule.
      8.12     Reasonable Best Efforts. For the purposes of the Agreement, the term “reasonable best efforts” means best efforts to the extent commercially reasonable.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

OSI PHARMACEUTICALS, INC.

By:	/s/ Colin Goddard

Name: Colin Goddard, Ph.D.

Title:	Chief Executive Officer

MERGER EP CORPORATION

By:	/s/ Michael G. Atieh

Name: Michael G. Atieh

Title:	President

EYETECH PHARMACEUTICALS, INC.

By:	/s/ David R. Guyer

Name: David R. Guyer, M.D.

Title:	Chief Executive Officer

EXHIBIT A
VOTING AGREEMENT

VOTING AGREEMENT
      VOTING AGREEMENT, dated as of August      , 2005 (this “Agreement”), by and between OSI Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and  (“Stockholder”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Merger Agreement (as defined below).
      WHEREAS, concurrently herewith, Parent, Merger EP Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Eyetech Pharmaceuticals, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein), Merger Sub will merge with and into the Company (the “Merger”), and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), will be converted into the right to receive the Merger Consideration;
      WHEREAS, as of the date hereof, Stockholder beneficially owns                      shares of Company Common Stock (the “Owned Shares” and, together with any shares of Company Common Stock of which Stockholder acquires beneficial ownership after the date hereof and prior to the termination hereof, whether upon exercise of options, warrants, conversion of other convertible securities or otherwise, collectively referred to herein as, the “Covered Shares”); and
      WHEREAS, Stockholder acknowledges that Parent is relying on the representations, warranties, covenants and other agreements of Stockholder set forth in this Agreement in order to induce Parent to enter into the Merger Agreement and proceed with the Merger.
      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and Stockholder hereby agree as follows:
      1.     Agreement to Vote.
      (a) Prior to any termination of this Agreement, Stockholder hereby agrees that it shall, and shall cause any other holder of record of any Covered Shares to, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, (i) when a meeting is held, appear at such meeting, submit a proxy to vote the Covered Shares at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) vote (or caused to be voted) in person or by proxy all Covered Shares in favor of the adoption of the Merger Agreement and any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to Stockholder, and (iii) vote (or cause to be voted) all Covered Shares against any Competing Proposal.
      (b) STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, PARENT, THE CHIEF FINANCIAL OFFICER OF PARENT AND THE SECRETARY OF PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF PARENT, AND ANY OTHER DESIGNEE OF PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER’S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE COVERED SHARES IN ACCORDANCE WITH THE TERMS AND CONDITIONS SET FORTH IN CLAUSE (a) OF THIS SECTION 1, PROVIDED, HOWEVER, THAT THE PROXY GRANTED PURSUANT TO THIS CLAUSE (b) SHALL IMMEDIATELY TERMINATE AND HAVE NO FURTHER FORCE AND EFFECT UPON THE TERMINATION OF THIS AGREEMENT. STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE DURING THE TERM OF THIS AGREEMENT AND COUPLED WITH AN INTEREST. STOCKHOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY STOCKHOLDER WITH RESPECT TO THE COVERED SHARES TO THE EXTENT INCONSISTENT WITH THE TERMS OF THIS AGREEMENT.

      (c) Except as set forth in clause (a) of this Section 1, Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company. In addition, nothing in this Agreement shall give Parent or any of its officers or designees the right to vote any Covered Shares in connection with the election of directors.
      2.     No Inconsistent Agreements. Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, it (a) has not entered into, and shall not enter at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to the Covered Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.
      3.     Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) written notice of termination of this Agreement by Parent to Stockholder, such earliest date being referred to herein as the “Termination Date”.
      4.     Representations and Warranties.
      (a) Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows:

(i) Valid Existence. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

(ii) Authority Relative to This Agreement. Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by Parent and, assuming due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

(iii) No Conflicts. Except for the applicable requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby.
      (b) Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent as follows:

(i) Ownership of Securities. As of the date of this Agreement, (A) Stockholder beneficially owns the Owned Shares, (B) Stockholder is the sole record holder (or, in the case of shares held in street name, beneficial owner) of Shares of Common Stock (all of which shares are included in the Owned Shares), free and clear of Liens (other than Liens for Taxes not yet due or payable, Liens created by this Agreement or in connection with the arrangements set forth on Schedule I attached to this Agreement), (C) Stockholder has sole voting power and sole power of disposition with respect to all Owned Shares, with no restrictions (other than those created by this Agreement or in connection with the arrangements set forth on Schedule I attached to this Agreement), subject to applicable federal securities laws on their rights of disposition pertaining thereto, and (D) Stockholder beneficially owns shares of Common Stock issuable upon the exercise of currently exercisable stock options (collectively, the “Stock Options”). Other than as created by this Agreement, Stockholder has not appointed or granted any proxy which is still in effect with respect to the Owned Shares. As used in this Agreement, the terms “beneficial owner”, “beneficial ownership”, “beneficially owns” or “owns beneficially”, with respect to any securities, refer to the beneficial ownership of such securities as determined under Rule 13d-3(a) of the Exchange Act.

(ii) Existence, Power; Binding Agreement. If Stockholder is an entity, Stockholder is duly organized, formed or created, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and all necessary corporate or other entity action on behalf of Stockholder has been taken to authorize this Agreement to be entered into on behalf of and to be performed by Stockholder. This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions. If Stockholder is married, and any of the Covered Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

(iii) No Conflicts. Except for the applicable requirements of the Exchange Act, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign governmental authority is necessary on the part of Stockholder for the execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby and (B) none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (1) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any Covered Shares pursuant to, any contract to which Stockholder is a party or by which Stockholder or any property or asset of Stockholder is bound or affected or (2) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Stockholder or any of its properties or assets, except in the case of (2) for violations, breaches or defaults that would not in the aggregate materially impair the ability of Stockholder to perform its obligations hereunder.
      5. Certain Covenants. Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Stockholder agrees that (i) he or it is a “Representative” of the Company for purposes of Section 4.2 of the Merger Agreement, (ii) in such capacity, he or it is subject to the restrictions of Section 4.2 of the Merger Agreement and (iii) that any breach by Stockholder of the terms of Section 4.2 of the Merger Agreement shall be a breach by Stockholder of this Agreement.

(b) Restriction on Transfer, Proxies and Non-Interference. Except in connection with the arrangements set forth on Schedule I attached to this Agreement, Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Owned Shares or Stock Options (other than the exercise of Stock Options), (ii) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares or (iii) knowingly take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement. Notwithstanding the restrictions and prohibitions on the trading of Owned Shares or Stock Options set forth in this Section 5(b) and elsewhere in this Agreement, Stockholder shall be permitted to effect transactions with respect to Owned Shares and Stock Options pursuant to, and permitted under, approved trading plans established under Rule 10b5-1 promulgated under the Exchange Act (“Trading Plans”), provided that such Trading Plans shall be in place on or prior to the date of this Agreement.

(c) Additional Shares. Stockholder agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new shares of which Stockholder acquires beneficial ownership after the date hereof (including upon the exercise of Stock Options).

      6.     Further Assurances. From time to time, at the other party’s request and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.
      7.     Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder’s capacity as a holder of Covered Shares, (b) if Stockholder is a director or officer of the Company, nothing herein shall be construed to limit or affect any action or inaction by Stockholder acting in such person’s capacity as an officer or director of the Company and in compliance with Section 4.2 of the Merger Agreement, (c) Stockholder may provide information and engage in discussions with a Third Party, as and to the extent that the Company is permitted to do so, if, after the Company shall have received a Competing Proposal from such Third Party, the Company’s Board of Directors has complied with the provisions of Section 4.2 of the Merger Agreement, and (d) Stockholder shall have no liability to Parent or any of its affiliates under this Agreement or otherwise as a result of any action or inaction by Stockholder in such person’s capacity as a director of the Company and in compliance with Section 4.2 of the Merger Agreement.
      8.     No Control. Nothing contained in this Agreement shall give Parent the right to control or direct the Company or the Company’s operations.
      9.     Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
      10. Non-survival of Representations and Warranties. The respective representations and warranties of Stockholder and Parent contained herein shall not survive the Termination Date.
      11.     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such electronic mail, or by telecopier, with a copy thereof to be delivered by mail (as aforesaid) within 24 hours of such telecopy, in each case addressed as follows:
      if to Parent:

OSI PHARMACEUTICALS, INC.

[ ]

Telecopier: [ ]

E-Mail: [ ]

Attention: Vice President and General Counsel
      With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Fax: (212) 983-3115
E-Mail: [ ]
Attention: [ ]
      with a copy to:

if to Stockholder:
[INSERT]
      with a copy to:

[INSERT]

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission or telecopier or electronic mail, upon confirmed receipt, and (d) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted by registered or certified mail, postage prepaid, return receipt requested.
      12.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
      13.     Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
      14.     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
      15.     Governing Law. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each of the parties: (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery in and for New Castle County in the State of Delaware (or, if such court lacks jurisdiction, any appropriate state or federal court in New Castle County in the State of Delaware), in the event of any dispute related to or arising out of this Agreement or any transaction contemplated hereby; (b) agrees not to commence any action, suit or proceeding related to or arising out of this Agreement or any transaction contemplated hereby except in such courts; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; and (e) consents to service of process by delivery pursuant to Section 11 hereof.
      16.     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
      17.     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, Parent and Stockholder have caused to be executed or executed this Voting Agreement as of the date first written above.

OSI PHARMACEUTICALS, INC.

By:

Name:
Title:

STOCKHOLDER

By:

Name:
Title: (if applicable)

By:

Name:
(Stockholder’s spouse, if applicable)

SCHEDULE I
TO THE VOTING AGREEMENT

EXHIBIT B
CERTIFICATE OF INCORPORATION OF
SURVIVING CORPORATION

RESTATED CERTIFICATE OF INCORPORATION
OF
[(OSI) EYETECH, INC.]
ARTICLE I
NAME
      The name of the corporation is [(OSI) Eyetech, Inc.] (hereinafter the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT
      The registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle. The name of the registered agent of the Corporation in the State of Delaware is the Corporation Service Company.
ARTICLE III
CORPORATE PURPOSE AND POWERS
      The nature of the business of the Corporation, or the objects or purposes to be transacted, promoted or carried on by the Corporation are any and all lawful acts or activities for which corporations may be organized under the DGCL.
ARTICLE IV
CAPITAL STOCK
      The total number of shares of all classes of stock which the Corporation shall have authority to issue is 3,000 shares of common stock, par value $0.01 per share (the “Common Stock”).
ARTICLE V
PERPETUAL EXISTENCE
      The Corporation shall have perpetual existence.
ARTICLE VI
MANAGEMENT
      For the management of the business and for the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the “Board of Directors”). The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Corporation’s By-Laws (the “By-laws”). The phrase “whole Board” and the phrase “total number of directors” shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

B. Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

C. After the original or other By-Laws have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of the DGCL, and, after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the By-Laws may be exercised by the Board of Directors.

D. The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws may provide or as may be designated from time to time by the Board of Directors.

ARTICLE VII
INDEMNIFICATION
      The Corporation shall provide indemnification as follows:

1. Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware shall deem proper.

3. Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article VII, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VII, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

4. Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article VII. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article VII for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5. Advance of Expenses. Subject to the provisions of Section 6 of this Article VII, in the event that the Corporation does not assume the defense pursuant to Section 4 of this Article VII of any action, suit, proceeding or investigation of which the Corporation receives notice under this Article VII, any expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article VII; and further provided that no such advancement of expenses shall be made under this Article VII if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6. Procedure for Indemnification. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article VII, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 30 days after receipt by the Corporation of the written request of Indemnitee, unless the Corporation determines within such 30-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article VII, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7. Remedies. The right to indemnification or advancement of expenses as granted by this Article VII shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article VII that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. Indemnitee’s expenses (including attorneys’ fees) reasonably incurred in connection with successfully establishing Indemnitee’s right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

8. Limitations. Notwithstanding anything to the contrary in this Article VII, except as set forth in Section 7 of this Article VII, the Corporation shall not indemnify an Indemnitee pursuant to this Article VII in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article VII, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification payments to the Corporation to the extent of such insurance reimbursement; provided, however, that nothing contained in this Section 8 shall be construed to require any Indemnitee to seek reimbursement under any insurance policy.

9. Subsequent Amendment. No amendment, termination or repeal of this Article VII or of the relevant provisions of the General Corporation Law of Delaware or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10. Other Rights. The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article VII shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article VII. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article VII.

11. Partial Indemnification. If an Indemnitee is entitled under any provision of this Article VII to indemnification by the Corporation for some or a portion of the expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys’ fees), judgments, fines or amounts paid in settlement to which Indemnitee is entitled.

12. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of Delaware.

13. Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

14. Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE VIII
RIGHT TO AMEND CERTIFICATE OF INCORPORATION
      From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article VIII.

EXHIBIT C
EXCHANGE PROCEDURES
      (a)     Exchange Agent. Prior to the Closing, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent in the Merger.
      (b)     Parent to Provide Merger Consideration. Prior to the filing of the Certificate of Merger, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for exchange through the procedures set forth herein, sufficient cash and shares of Parent Common Stock to be exchanged pursuant to Section 1.7 of the Agreement plus cash for fractional shares.
      (c)     Exchange Procedures. As promptly as reasonably practicable, after the Effective Time, Parent shall cause to be mailed to each holder of record of a Company Certificate, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall be in customary form) and instructions for use in effecting the surrender of the Company Certificates in exchange for the Merger Consideration. Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required pursuant to such instructions, the holder of such Company Certificate shall be entitled to receive promptly in exchange therefor (A) a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive as part of the Merger Consideration and (B) a check for the cash that such holder is entitled to receive, including any cash consideration, cash in lieu of fractional shares, any dividends or other distributions to which such holder is entitled pursuant to Section 1.7, and the Company Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Company Certificate shall be deemed from and after the Closing, for all corporate purposes, to evidence the right to receive upon such surrender the Merger Consideration. Any portion of the shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant to Section (b) above, which remains undistributed to the holders of the shares of Company Common Stock for 12 months after the Closing shall be delivered to Parent, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Exhibit C shall thereafter be entitled to receive from Parent payment of the Merger Consideration and any cash in lieu of fractional shares, dividends or distributions with respect to Parent Common Stock to which such holders may be then entitled.
      (d)     Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Closing with respect to Parent Common Stock with a record date after the Closing will be paid to the holder of any unsurrendered shares of Company Common Stock with respect to the shares of Parent Common Stock represented thereby, and no cash in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to Law, following surrender of any such Company Certificate, there shall be paid to the holder of record of such Company Certificate representing the whole number of shares of Parent Common Stock to be issued in exchange therefor, without interest, at the time of such surrender, the applicable cash consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole number of shares of Parent Common Stock.
      (e)     Transfers of Ownership. If any certificate for shares of Parent Common Stock or check is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, accompanied by all documents reasonably required to evidence and effect such transfer, and that the stockholder requesting such exchange shall have paid to Parent, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is otherwise not payable.
      (f)     Withholding of Tax. Parent, Surviving Corporation or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent (or any Affiliate, including the Surviving Corporation) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Parent, Surviving Corporation or the Exchange Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of whom such deduction and withholding were made by Parent.
      (g)     Lost Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, and an indemnification against loss in customary form, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

EXHIBIT D
FORM OF AFFILIATE AGREEMENT

[FORM OF AFFILIATE LETTER FOR AFFILIATES OF
EYETECH PHARMACEUTICALS, INC.]
August      , 2005
OSI Pharmaceuticals, Inc.
[ADDRESS]
Ladies and Gentlemen:
      The undersigned, a holder of shares of common stock, par value $0.01 per share (“Company Common Stock”), of Eyetech Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is entitled to receive, in connection with the merger (the “Merger”) of the Company with and into Merger Sub, Inc., a wholly-owned subsidiary of OSI Pharmaceuticals, Inc., a Delaware corporation (“Parent”), shares of common stock, par value $0.01 per share of Parent (“Parent Common Stock”, which definition, for purposes hereof, shall also include any shares of Parent Common Stock otherwise acquired or beneficially owned by the undersigned prior to the Merger). The undersigned has been advised that, as of the date hereof, he or it may be deemed an “affiliate” of the Company within the meaning of Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by the Securities and Exchange Commission (the “SEC”), although nothing contained herein should be construed as an admission of such fact, nor as a waiver of any right the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.
      If, in fact, the undersigned were such an affiliate under the Securities Act, the undersigned’s ability to sell, assign or transfer the shares of Parent Common Stock received by the undersigned in the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and, to the extent the undersigned felt or feels necessary, the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent is under no obligation to register Parent Common Stock for sale, transfer or other disposition by the undersigned or take any action (other than as provided in the penultimate paragraph of this letter) to make compliance with an exemption from registration available to the undersigned.
      The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign, transfer or otherwise dispose of any of the Parent Common Stock received by the undersigned in the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel reasonably satisfactory to Parent, or as described in a “no-action” or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.
      In the event of a sale or other disposition by the undersigned of Parent Common Stock pursuant to Rule 145, the undersigned will supply Parent or Parent’s transfer agent with evidence of compliance with such Rule, in the form of a customary letter and, to the extent required by the preceding paragraph, the opinion of counsel or no-action letter referred to in such paragraph. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any shares of Parent Common Stock disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate, on a timely basis, the transfer of the Parent Common Stock sold as indicated in such letter. Notwithstanding the foregoing, Parent shall revoke the stop transfer instructions with respect to any shares of Parent Common Stock held by the undersigned or a transferee of the undersigned as to which the legend referred to below has been removed.

      The undersigned acknowledges and agrees that there will be placed on the certificates for Parent Common Stock issued to the undersigned in connection with Merger, or, except as otherwise provided herein, any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), APPLIES, AND MAY NOT BE OFFERED, SOLD, EXCHANGED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS OF THE ACT, AND OTHER CONDITIONS SPECIFIED IN THE COMPANY AFFILIATE AGREEMENT BETWEEN EYETECH PHRAMACEUTUCALS, INC. AND THE HOLDER OF THIS CERTIFICATE, A COPY OF WHICH MAY BE INSPECTED BY THE HOLDER OF THIS CERTIFICATE AT THE OFFICES OF EYETECH PHRAMACEUTUCALS, INC. OR WHICH WILL BE FURNISHED BY EYETECH PHRAMACEUTUCALS, INC. WITHOUT CHARGE, TO THE HOLDER OF THIS CERTIFICATE UPON WRITTEN REQUEST.”
      It is understood and agreed that certificates with the legend set forth in the preceding paragraph will be replaced by delivery of certificates without such legend, and Parent will cause its transfer agent to promptly issue such a certificate without such legend, and the sale restrictions described in this letter agreement will cease to apply, if:

(i) one year shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned;

(ii) two years shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned;

(iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a “no action” letter obtained by the undersigned from the staff of the SEC, to the effect that the restrictions imposed by Rule 145 under the Securities Act no longer apply to the undersigned; or

(iv) any registration statement registering the resale of Parent Common Stock issued to the undersigned is declared effective by the SEC or automatically becomes effective.
      For so long as and to the extent necessary to permit the undersigned to sell its shares of the Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Parent shall file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), referred to in paragraph (c)(1) of Rule 144 (or, if applicable, Parent shall make publicly available the information regarding itself referred to in paragraph (c)(2) of Rule 144), furnish to the undersigned upon request a written statement as to whether Parent has complied with such reporting requirements during the twelve months preceding any proposed sale under Rule 144 and Rule 145 and otherwise take all such actions as reasonably available to permit such sales pursuant to Rule 145 and Rule 144. Parent has filed, on a timely basis, all reports required to be filed with the SEC under Section 13 of the Exchange Act during the preceding twelve months.

      The undersigned acknowledges that the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of shares of Company Common Stock and Parent Common Stock.

Very truly yours,

[NAME]
Date:

Agreed and Accepted:

OSI PHARMACEUTICALS, INC.

By:

Name:
Title:
Date:

ANNEX B
August 21, 2005
Board of Directors
Eyetech Pharmaceuticals, Inc.
3 Times Square, 12th Floor
New York, New York 10036
Members of the Board of Directors:
      Eyetech Pharmaceuticals, Inc. (the “Company”), Merger EP Corporation (“Sub”) and OSI Pharmaceuticals, Inc. (the “Buyer”) are entering into an Agreement and Plan of Merger, dated as of August 21, 2005 (the “Agreement”), pursuant to which Sub will be merged with and into the Company, as a result of which the Company will become a wholly owned subsidiary of the Buyer (the “Transaction”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Agreement.
      Pursuant to the terms of the Agreement, each share of common stock, $0.01 par value per share, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time (other than any Company Shares held in the treasury of the Company or owned by the Buyer or any direct or indirect wholly owned subsidiary of the Company or the Buyer, which will be cancelled and retired, and Company Shares in respect of which appraisal rights are exercised) will be converted into the right to receive, (x) 0.12275 shares of common stock of the Buyer (the “Buyer Common Stock”) (the “Stock Consideration”), and (y) $15.00 in cash (the “Cash Consideration”; together with the Stock Consideration, the “Consideration”).
      You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction, taken as a whole, is fair from a financial point of view to such holders.
      In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company and the Buyer that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts (the “Forecasts”), relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Buyer, furnished to us by the Company and the Buyer, respectively;

(3) Conducted discussions with members of senior management and representatives of the Company and the Buyer concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

(4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and the Buyer and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed the Agreement dated as of August 21, 2005, the form of voting agreement being entered into between certain holders of Company Shares and the Buyer, and certain related documents; and

(10) Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Buyer or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or the Buyer under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Buyer. With respect to the Forecasts furnished to or discussed with us by the Company or the Buyer, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Buyer’s management as to the expected future financial performance of the Company or the Buyer, as the case may be. We have assumed that the representations and warranties of each party contained in the Agreement are true and correct as of the date of the Agreement, that each party will perform all of its respective covenants and agreements contained in the Agreement and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment.
      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.
      We are not rendering any accounting, legal or tax advice and understand that the Company is relying upon its own accounting, legal and tax advisors as to accounting, legal and tax matters in connection with the Transaction.
      We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, the majority of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and to the Buyer and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the Buyer Common Stock and other securities of the Buyer, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto. Our opinion does not address the relative values of the Stock Consideration and the Cash Consideration. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

      We are not expressing any opinion herein as to the prices at which the Company Shares or the Buyer Common Stock will trade or the trading volume of the Company Shares or the Buyer Common Stock on any stock exchange or trading market on which such securities may be listed or admitted to trading following the announcement of the Merger or as to the prices at which the Buyer Common Stock will trade or the trading volume of the Buyer Common Stock following the consummation of the Merger.
      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Transaction, taken as a whole, is fair from a financial point of view to such holders.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX C
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
THE DELAWARE GENERAL CORPORATION LAW
Section 262 Appraisal Rights
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/ PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving such enterprise at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection therewith.
      OSI’s Certificate of Incorporation provides that OSI shall, to the fullest extent authorized by the General Corporation Law of Delaware, indemnify any person, or the legal representative of any person, who is or was a director, officer, employee or agent of OSI or another enterprise if said person served such enterprise at the request of OSI. The Certificate of Incorporation also provides that any amendment to the General Corporation Law of Delaware shall only be applicable to the extent any such amendment permits OSI to provide broader indemnification rights than said law permitted OSI to provide prior to such amendment. The Certificate of Incorporation further provides that in the case of an action, suit or proceeding initiated by the indemnified person, OSI shall indemnify the person only if such action, suit or proceeding was authorized by OSI’s Board of Directors. The Certificate of Incorporation also contains a provision eliminating the liability of directors of OSI to OSI or its stockholders for monetary damages for breach of fiduciary duty except under certain specified circumstances. The Certificate of Incorporation also permits OSI to maintain insurance to protect itself and any director, officer, employee or agent against any liability with respect to which OSI would have the power to indemnify such persons under the General Corporation Law of Delaware. OSI maintains an insurance policy insuring its directors and officers against certain liabilities.

Item 21.	Exhibits and Financial Statement Schedules
      (a) Exhibit Index

Exhibit
Number

2.1	Agreement and Plan of Merger, dated as of August 21, 2005, among OSI Pharmaceuticals, Inc., Merger EP Corporation, and Eyetech Pharmaceuticals, Inc. (attached as Annex A to the proxy statement/ prospectus contained in this registration statement).

3.1	Certificate of Incorporation, as amended, filed by OSI Pharmaceuticals, Inc. as an exhibit to the Form 10-K for the fiscal year ended September 30, 2001 (file no. 000-15190), and incorporated herein by reference.

Exhibit
Number

3.2		Amended and Restated By-laws filed by OSI Pharmaceuticals, Inc. as an exhibit to the Form 10-K for the fiscal year ended September 30, 2001 (file no. 000-15190), and incorporated herein by reference.

5	.1*	Opinion of Saul Ewing LLP.

23	.1*	Consent of Independent Registered Public Accounting Firm — KPMG LLP to OSI Pharmaceuticals, Inc.
23	.2*	Consent of Independent Registered Public Accounting Firm — Ernst & Young to Eyetech Pharmaceuticals, Inc.
23	.3*	Consent of Saul Ewing LLP (contained in Exhibit 5.1 hereto).

24	.1*	Power of Attorney (included on Signature Page of the registration statement).

99	.1*	Form of Proxy Card for holders of Eyetech Pharmaceuticals, Inc. common stock

99	.2*	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Filed herewith

Item 22.	Undertakings
      (a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/ prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/ prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/ prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the proxy statement/ prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York, on September 20, 2005.

OSI PHARMACEUTICALS, INC.

By:	/s/ COLIN GODDARD, PH.D.

COLIN GODDARD, PH.D.
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby makes, constitutes and appoints Colin Goddard, Ph.D. and Michael G. Atieh and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT A. INGRAM Robert A. Ingram	Chairman of the Board	September 20, 2005

/s/ COLIN GODDARD, PH.D. Colin Goddard, Ph.D.	Director and Chief Executive Officer (principal executive officer)	September 20, 2005

/s/ MICHAEL G. ATIEH Michael G. Atieh	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	September 20, 2005

/s/ G. MORGAN BROWNE G. Morgan Browne	Director	September 20, 2005

/s/ DARYL K. GRANNER, M.D. Daryl K. Granner, M.D.	Director	September 20, 2005

Signature	Title	Date

/s/ WALTER M. LOVENBERG, PH.D. Walter M. Lovenberg, Ph.D.	Director	September 20, 2005

/s/ VIREN MEHTA Viren Mehta	Director	September 20, 2005

/s/ HERBERT PINEDO, M.D., PH.D. Herbert Pinedo, M.D., Ph.D.	Director	September 20, 2005

/s/ SIR MARK RICHMOND, PH.D. Sir Mark Richmond, Ph.D.	Director	September 20, 2005

/s/ KATHARINE B. STEVENSON Katharine B. Stevenson	Director	September 20, 2005

/s/ JOHN P. WHITE, ESQUIRE John P. White, Esquire	Director	September 20, 2005

INDEX TO EXHIBITS

Exhibit
Number

2.1		Agreement and Plan of Merger, dated as of August 21, 2005, among OSI Pharmaceuticals, Inc., Merger EP Corporation, and Eyetech Pharmaceuticals, Inc. (attached as Annex A to the proxy statement/ prospectus contained in this registration statement).

3.1		Certificate of Incorporation, as amended, filed by OSI Pharmaceuticals, Inc. as an exhibit to the Form 10-K for the fiscal year ended September 30, 2001 (file no. 000-15190), and incorporated herein by reference.

3.2		Amended and Restated By-laws filed by OSI Pharmaceuticals, Inc. as an exhibit to the Form 10-K for the fiscal year ended September 30, 2001 (file no. 000-15190), and incorporated herein by reference.

5	.1*	Opinion of Saul Ewing LLP.

23	.1*	Consent of Independent Registered Public Accounting Firm — KPMG LLP to OSI Pharmaceuticals, Inc.

23	.2*	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP to Eyetech Pharmaceuticals, Inc.

23	.3*	Consent of Saul Ewing LLP (contained in Exhibit 5.1 hereto).

24	.1*	Power of Attorney (included on Signature Page of the registration statement).

99	.1*	Form of Proxy Card for holders of Eyetech Pharmaceuticals, Inc. common stock

99	.2*	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Filed herewith